UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2014.

Commission File Number 33-65728

CHEMICAL AND MINING COMPANY OF CHILE INC.

(Translation of registrant’s name into English)

El Trovador 4285, Santiago, Chile (562) 2425-2000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F: ☒ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Statement

This Form 6-K/A amends and restates in its entirety the Form 6-K filed October 20, 2014. We have prepared this report to provide our investors with disclosure and financial information regarding recent developments in our business and results of operations for the six months ended June 30, 2013. The information in this report supplements information contained in our annual report on Form 20-F/A for the year ended December 31, 2013, filed with the Securities and Exchange Commission on April 29, 2014.

Index :

Forward-looking information	3
Risk Factors	4
Management’s discussion and analysis of financial condition and results of operations	15
Business	30

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Forward-looking information

Statements contained herein that are or may constitute forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These statements are not based on historical facts and reflect our expectations for future events and results. Words such as “believe,” “expect,” “predict,” “anticipate,” “intend,” “estimate,” “should,” “may,” “could,” “potential” and “achieve,” among other similar expressions, may identify forward-looking information. These statements include statements regarding our and our management’s intent, belief or current expectations, including, among others, statements concerning:

•	trends affecting the prices and volumes of the products we sell;
•	level of reserves, quality of the ore and brines, and production levels and yields;
•	our capital investment program and development of new products;
•	the future impact of competition; and
•	regulatory changes.

Forward-looking statements are not guarantees of future performance and involve risks and uncertainties. Actual results may differ materially from those described in such forward-looking statements. Factors that could cause actual results to differ materially include, among others, the following:

•	volatility of global prices for our products;
•	political, economic and demographic developments in certain emerging market countries, where we conduct a large portion of our business;
•	changes in production capacities;
•	the nature and extent of future competition in our principal markets;
•	our ability to implement our capital expenditures program, including our ability to obtain financing when required;
•	changes in raw material and energy prices;
•	currency and interest rate fluctuations;
•	risks relating to the estimation of our reserves;
•	changes in quality standards or technology applications;
•	adverse legal, regulatory or labor disputes or proceedings;
•	changes in governmental regulations; and
•	additional factors discussed under “Risk factors.”

 References

All references to “SQM,” the “Company,” “we,” “our,” “ours” and “us” refer to Sociedad Química y Minera de Chile S.A. and its consolidated subsidiaries, except as otherwise provided or unless the context otherwise requires. All references to “US$” and “U.S. dollars” are to United States dollars, all references to “pesos” or “Ch$” are to Chilean pesos, and all references to “UF” are to Unidades de Fomento. The UF is an inflation-indexed, peso-denominated unit that is linked to, and adjusted daily to reflect changes in, the previous month’s Chilean consumer price index. As of June 30, 2014, UF 1.00 was equivalent to US$43.46 and Ch$24,023.61. All references to “Th. MT” are to thousand metric tons.

Adjusted EBITDA, which is not an IFRS financial measure, is defined as gross profit plus depreciation and amortization less administrative expenses. Adjusted EBITDA should not be considered as a substitute for profit, net cash from operating activities or other measures of financial performance or liquidity. Our measurements of Adjusted EBITDA may not be comparable to similarly titled measurements used by other companies.

Our consolidated financial statements as of and for the six months ended June 30, 2014 and 2013 have been prepared in accordance with International Financial Report Standards (“IFRS”).

All financial information presented in this report is on a consolidated basis, unless otherwise indicated. The basis of consolidation by SQM of other entities is set forth in note 2.5 to our unaudited consolidated financial statements.

Certain amounts (including percentage amounts) have been subject to rounding adjustments. Accordingly, figures shown for the same category presented in different tables or different parts of this report may vary slightly, and figures shown as totals in certain tables may not be the arithmetic aggregation of the figures that precede them.

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Risk factors

Risks relating to our business

Volatility of world fertilizer and chemical prices and changes in production capacities could affect our business, financial condition and results of operations

The prices of our products are determined principally by world prices, which, in some cases, have been subject to substantial volatility in recent years. World fertilizer and chemical prices vary depending upon the relationship between supply and demand at any given time. Supply and demand dynamics for our products are tied to a certain extent to global economic cycles, and have been impacted by current global economic conditions. Furthermore, the supply of certain fertilizers or chemical products, including certain products that we provide, varies principally depending on the production of the major producers, including SQM, and their respective business strategies.

Since 2008, world prices of potassium-based fertilizers (including some of our specialty plant nutrients and potassium chloride) have fluctuated as a result of the broader global economic and financial conditions. Although prices of potassium-based fertilizers stabilized in 2009 after the conclusion of important contract negotiations between major producers and buyers, during the second half of 2013, potassium prices declined as a result of an unexpected announcement made by the Russian company OAO Uralkali (“Uralkali”) that it was terminating its participation in Belarus Potash Corporation (“BPC”). As a result of the termination of Uralkali’s participation in BPC, there was increased price competition in the market. In addition, during the first half of 2014, we observed lower pricing of contracts between Chinese purchasers and major potash producers, which has increased volatility in the price of fertilizers. We cannot assure you that potassium-based fertilizer prices and sales volumes will not decline in the future.

Iodine prices followed an upward trend from late 2008 through 2012, reaching an average price of approximately US$53 per kilogram in 2012, over 40% higher than average prices in 2011. During 2013, even though iodine demand reached record highs, demand growth softened, and supply increased, causing a decline in iodine prices. The average price of iodine seen by us was approximately US$50 per kilogram in 2013, approximately 6% less than average prices seen by the Company in 2012 and approximately US$40 per kilogram for the six months ended June 30, 2014, approximately 19% less than in 2013, in line with our expectations. We cannot assure you that iodine prices or sales volumes will not continue to decline in the future.

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As a result of events in global markets during 2009, demand for lithium carbonate declined, causing a drop in lithium prices and sales volumes. In September 2009, we announced a 20% price cut for lithium carbonate and lithium hydroxide as a measure to stimulate demand. As a result, in 2010, we observed demand recovery in the lithium market, which continued in 2011 and 2012. In 2013, we continued to see strong market growth, driven mostly by an increase in demand related to battery use. However, demand growth was accompanied by an increase in supply from existing competitors. The average price of lithium carbonate for the six months ended June 30, 2014 was US$5,200 per ton. We cannot assure you that this positive demand trend will continue in the future or that lithium prices and sales volumes will not decline in the future.

We expect that prices for the products we manufacture will continue to be influenced, among other things, by worldwide supply and demand and the business strategies of major producers. Some of the major producers, including SQM, have increased or have the ability to increase production. As a result, the prices of our products may be subject to substantial volatility. High volatility or a substantial decline in the prices, or in volume demand, of one or more of our products could have a material adverse effect on our business, financial condition and results of operations.

Our sales to emerging markets and expansion strategy expose us to risks related to economic conditions and trends in those countries

We sell our products in more than 115 countries around the world. In 2013, 49% of our sales were made in emerging market countries: 17% in Central and South America (excluding the Republic of Chile, or “Chile”); 14% in Asia and others (excluding Japan); 11% in Chile; and 7% in Africa and the Middle East. We expect to expand our sales in these and other emerging markets in the future. In addition, we may carry out acquisitions or joint ventures in jurisdictions in which we currently do not operate, relating to any of our businesses or to new businesses in which we believe we may have sustainable competitive advantages. The results of our operations and our prospects will then depend, in part, on the general level of political stability and economic activity and policies of each country. Future developments in the political systems or economies or the implementation of future governmental policies, including the imposition of withholding and other taxes, restrictions on the payment of dividends or repatriation of capital, the imposition of import duties or other restrictions, the imposition of new environmental regulations or price controls or changes in relevant laws or regulations, could have a material adverse effect on our business, financial condition and results of operations.

Our inventory levels may increase because of the global economic slowdown

In general, the global economic slowdown experienced during 2008 and 2009 had an impact on our inventories. Demand decreased during 2009 and, as a result, inventories increased significantly and continued to be high in 2013. Higher inventories carry a financial risk due to increased need for cash to fund working capital. Higher inventory levels could also imply increased risk of loss of product. We cannot assure you that inventory levels will not continue to remain high or increase further in the future. These factors could have a material adverse effect on our business, financial condition and results of operations.

Our level of and exposure to unrecoverable accounts receivable may significantly increase

Potentially negative effects of the global economic slowdown on the financial condition of our customers may include the extension of the payment terms of our accounts receivable and may increase our exposure to bad debt. While we have implemented certain safe guards, such as using credit insurance, letters of credit and prepayment for a portion of sales, to minimize this risk, the increase in our accounts receivable coupled with the financial condition of customers may result in losses that could have a material adverse effect on our business, financial condition and results of operations.

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New production of iodine or lithium carbonate from current or new competitors in the markets in which we operate could adversely affect prices

During 2013, supply of iodine and lithium carbonate increased due to new supply from existing competitors entering the market and increases in production from some of our current competitors, which affected prices for both products. Potential new production of iodine and lithium carbonate from current or new competitors in the markets in which we operate could adversely affect prices. There is limited information on the status of new iodine or lithium carbonate production capacity expansion projects being developed by current and potential competitors and, as such, we cannot make accurate projections regarding the capacities of possible new entrants into the market and the dates on which they could become operational. If these potential projects are completed in the short term, they could adversely affect market prices and our market share, which, in turn, could have a material adverse effect on our business, financial condition and results of operations.

Our capital expenditure program is subject to significant risks and uncertainties

Our business is capital intensive. Specifically, the exploration and exploitation of reserves, mining and processing costs, the maintenance of machinery and equipment and compliance with applicable laws and regulations require substantial capital expenditures. We must continue to invest capital to maintain or to increase our exploitation levels and the amount of finished products we produce. We require environmental permits for our new projects. Obtaining permits in certain cases may cause significant delays in the execution and implementation of new projects and, consequently, may require us to reassess the related risks and economic incentives. We cannot assure you that we will be able to maintain our production levels or generate sufficient cash flow, or that we will have access to sufficient investments, loans or other financing alternatives, to continue our activities at or above present levels, or that we will be able to implement our projects or receive the necessary permits required for them in time. Any or all of these factors may have a material adverse effect on our business, financial condition and results of operations.

High raw materials and energy prices could increase our production costs and cost of sales, and energy may become unavailable at any price

We rely on certain raw materials and various sources of energy (diesel, electricity, LNG, fuel oil and others) to manufacture our products. Purchases of raw materials that we do not produce and energy constitute an important part of our cost of sales, 17.7% in 2013. In addition, we may not be able to obtain energy at any price if supplies of our sources of energy are curtailed or otherwise become unavailable. To the extent we are unable to pass on increases in raw materials and energy prices to our customers or we are unable to obtain energy, our business, financial condition and results of operations could be materially adversely affected.

Currency fluctuations may have a material effect on our financial performance

We transact a significant portion of our business in U.S. dollars, and the U.S. dollar is the currency of the primary economic environment in which we operate. In addition, the U.S. dollar is our functional currency for financial statement reporting purposes. A significant portion of our costs, however, is related to the peso. Therefore, an increase or decrease in the exchange rate between the peso and the U.S. dollar would affect our costs of production. The peso has been subject to large devaluations and revaluations in the past and may be subject to significant fluctuations in the future. As of December 31, 2013, the peso exchange rate was Ch$524.61 per U.S. dollar, while as of December 31, 2012, the peso exchange rate was Ch$479.96 per U.S. dollar. The peso depreciated against the U.S. dollar by 9% in 2013. As of June 30, 2014, the peso exchange rate was Ch$ 550.60 per U.S. dollar. On October 16, 2014, the Observed Exchange Rate was Ch$591.16 per U.S. dollar.

As an international company operating in several other countries, we also transact business and have assets and liabilities in other non-U.S. dollar currencies, such as, among others, the euro, the South African rand, the Mexican peso, the Chinese yuan, the Thai baht and the Brazilian real. As a result, fluctuations in the exchange rates of such foreign currencies to the U.S. dollar may have a material adverse effect on our business, financial condition and results of operations.

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Interest rate fluctuations may have a material impact on our financial performance

We have outstanding short and long-term debt that bears interest based on the London Interbank Offered Rate (“LIBOR”), plus a spread. Since we are currently hedging only a portion of these liabilities into fixed rates, we are exposed to interest rate risk relating to LIBOR fluctuations. As of June 30, 2014, 16% our financial debt had LIBOR-based pricing that was not hedged into fixed rates. A relative increase in the rate could materially adversely affect our business, financial condition and results of operations.

Our reserves estimates could be subject to significant changes

Our caliche ore mining reserves estimates are prepared by our own geologists, and were validated in January 2014, by Mrs. Marta Aguilera, a geologist with over 20 years of experience in the field. She is currently employed by SQM as Manager of Non-metallic Geology. Mrs. Aguilera is a Competent Person (Persona Competente), as the term is defined under Chilean Law No. 20,235 that Regulates the Position of Competent Person and Creates the Qualifying Committee for Competencies in Mining Resources and Reserves (Ley que Regula la Figura de las Personas Competentes y Crea la Comisión Calificadora de Competencias de Recursos y Reservas Mineras, or “Competent Person Law”). Our Salar de Atacama brine mining reserve estimates are prepared by our own geologists, and were validated by Mr. Orlando Rojas Vercelotti, a civil engineer currently employed by EMI-Ingenieros y Consultores S.A., an independent consulting firm, and a Competent Person (Persona Competente), as the term is defined under Chilean Law No. 20,235. Estimation methods involve numerous uncertainties as to the quantity and quality of the reserves, and reserve estimates could change upwards or downwards. In addition, our reserve estimates are not subject to review by external geologists or an external auditing firm. A downward change in the quantity and/or quality of our reserves could affect future volumes and costs of production and therefore have a material adverse effect on our business, financial condition and results of operations.

Quality standards in markets in which we sell our products could become stricter over time

In the markets in which we do business, customers may impose quality standards on our products and/or governments may enact or are enacting stricter regulations for the distribution and/or use of our products. As a result, if we cannot meet such new standards or regulations, we may not be able to sell our products. In addition, our cost of production may increase in order to meet any such newly imposed or enacted standards. Failure to sell our products in one or more markets or to important customers could materially adversely affect our business, financial condition and results of operations.

Chemical and physical properties of our products could affect their commercialization

Since our products are derived from natural resources, they contain inorganic impurities that may not meet certain customer or government standards. As a result, we may not be able to sell our products if we cannot meet such requirements. In addition, our cost of production may increase in order to meet such standards. Failure to sell our products or to meet such standards could materially adversely affect our business, financial condition and results of operations.

Our business is subject to many operating and other risks for which we may not be fully covered under our insurance policies

Our facilities and business operations in Chile and abroad are insured against losses, damages or other risks by insurance policies that are standard for the industry and that would reasonably be expected to be sufficient by prudent and experienced persons engaged in businesses similar to ours.

7

We may be subject to certain events that may not be covered under our insurance policies, which could have a material adverse effect on our business, financial condition and results of operations. Additionally, as a result of recent major earthquakes in Chile and other natural disasters worldwide, conditions in the insurance market have changed and may continue to change in the future, and as a result, we may face higher premiums and reduced coverage.

Changes in technology or other developments could result in preferences for substitute products

Our products, particularly iodine, lithium and their derivatives, are preferred raw materials for certain industrial applications, such as rechargeable batteries and LCD screens. Changes in technology, the development of substitute raw materials or other developments could adversely affect demand for these and other products which we produce and consequently our business, financial condition and results of operations.

We are exposed to labor strikes and labor liabilities that could impact our production levels and costs

Over 95% of our employees are employed in Chile, of which approximately 71% were represented by 25 labor unions as of June 30, 2014. As in previous years, during 2013 we renegotiated collective labor contracts with individual unions one year before the expiration of such contracts. As of June 30, 2014, we had concluded advanced negotiations with 13 labor unions, which represent 72% of our total unionized workers, signing new agreements with each for durations of three years. We are in the process of negotiating collective labor contracts with the 12 remaining unions. We are exposed to labor strikes that could impact our production levels. If a strike occurs, we could be faced with increased costs and even disruption in our product flow that could have a material adverse effect on our business, financial condition and results of operations.

Chilean Law No. 16,744, known as the Law on Work Related Accidents and Professional Diseases (Ley de Accidentes de Trabajo y Enfermedades Profesionales, or the “Labor Accidents Law”), provides that when a serious accident in the workplace occurs, a company must halt work at the site where the accident took place until authorities from either the National Geology and Mining Service (Servicio Nacional de Geología y Minería, or “SERNAGEOMIN”) or the Labor Board (Dirección del Trabajo, or “Labor Board”) or the Regional Health Service (Secretaría Regionales Ministeriales de Salud, or “Seremi de Salud”), inspect the site and prescribe the measures such company must take to prevent future risks. Work may not be resumed until such company has taken the prescribed measures, and the period of time before work may be resumed may last for a number of hours, days, or longer. We cannot assure you that compliance with the Labor Accidents Law will not result in a material increase to our labor costs. The effects of this law could have a material adverse effect on our business, financial condition and results of operations.

Lawsuits and arbitrations could adversely impact us

We are party to a range of lawsuits and arbitrations involving different matters as described under “Business—Legal proceedings” and in note 19.1 of our unaudited consolidated financial statements. Although we intend to defend our positions vigorously, our defense of these actions may not be successful. Judgments or settlements in these lawsuits may have a material adverse effect on our business, financial condition and results of operations. In addition, our strategy of being a world leader includes entering into commercial and production alliances, joint ventures and acquisitions to improve our global competitive position. As these operations increase in complexity and are carried out in different jurisdictions, we might be subject to legal proceedings that, if settled against us, could have a material adverse effect on our business, financial condition and results of operations.

The Chilean labor code (Código del Trabajo, or “Labor Code”) has recently established new procedures for labor matters which include oral trials conducted by specialized judges. The majority of these oral trials have found in favor of the employee. These new procedures could increase the probability of adverse judgments in labor lawsuits which could have a material adverse effect on our business, financial condition and results of operations.

8

Our market reputation could be adversely affected by the negative outcome of certain proceedings against certain members of our Board and certain other named defendants

On September 10, 2013, the Chilean Securities and Insurance Commission (Superintendencia de Valores y Seguros or “SVS”) issued a press release disclosing it had instituted certain administrative proceedings (the “Cascading Companies Proceedings”) against (i) Mr. Julio Ponce L., who is Chairman of the Board of the Company, (ii) Mr. Patricio Contesse Fica, who is a director of the Company and the son of the Company’s CEO, and (iii) other named defendants. The Company has been informed that Mr. Ponce and related persons beneficially owned 29.93% of SQM’s total shares as of June 30, 2014. The SVS alleged breaches of Chilean corporate and securities laws in connection with entities with direct or indirect share ownership interests in the Company (the “Cascading Companies”). The allegations made in connection with the Cascading Companies Proceedings do not relate to any acts or omissions of the Company or of any of its directors, officers or employees in their capacities as such.

In connection with the Cascading Companies Proceedings, the SVS alleged the existence of a scheme, involving the named defendants, whereby, through a number of transactions occurring between 2009 and 2011, the Cascading Companies sold securities of various companies, including securities of the Company, at below-market prices to companies related to Mr. Ponce and to other named defendants, which companies, after a lapse of time, sold such securities, in most instances back to the Cascading Companies, at prices higher than those at which they were purchased. The SVS alleged violation by the defendants of a number of Chilean corporate and securities laws in furtherance of the alleged scheme.

On January 31, 2014, the SVS added a number of Chilean financial institutions, asset managers, and certain of their controlling persons, executives or other principals, as named defendants to the Cascading Companies Proceedings. On September 2, 2014, the SVS issued a decision against the defendants imposing an aggregate fine against all the defendants of UF 4,010,000 (approximately US$164.6 million), including a fine against Mr. Ponce of UF 1,700,000 (approximately US$69.5 million) and a fine against Mr. Contesse Fica of UF 60,000 (approximately US$2.4 million). The defendants are currently challenging the administrative decision of the SVS before a Chilean Civil Court.

The High Complexity Crimes Unit (Unidad de Delitos de Alta Complejidad) of the Metropolitan District Attorney’s Office (Fiscalía Metropolitana Centro Norte) is also investigating various criminal complaints filed against various parties to the Cascading Companies Proceedings. In addition, the Chilean IRS (Servicio de Impuestos Internos) announced an investigation of the nature and characteristics of the transactions alleged to have occurred in the Cascading Companies Proceedings in order to determine whether the individuals or companies involved violated Chilean tax laws or filed false returns with the purpose of evading taxes.

In accordance with Chilean corporate law, the two directors of the Company affected by the Cascading Companies Proceedings or by the investigations described above and related matters may continue to be members of the Company’s Board and continue to participate in Board matters until, and depending on, the final and non-appealable disposition by the courts of any criminal complaints made against them in the Cascading Companies Proceedings.

If, for any reason, the Company is unable to differentiate itself from the named defendants, such failure could have a material adverse effect on the Company’s market reputation and commercial dealings. In addition, during the course of the Cascadas Companies Proceedings, Mr. Ponce and Mr. Contesse Fica may devote time and energy to defending their appeals. Furthermore, we cannot assure you that a non-appealable disposition of claims in connection with the current Cascading Companies Proceedings or the investigations of the High Complexity Crimes Unit or the Chilean IRS in relation to the allegations described above that is adverse to Mr. Ponce or Mr. Contesse Fica will not have a material adverse effect on our market reputation, commercial dealings and the price of our securities, or that the Cascading Companies will not sell shares of the Company or vote to increase the dividends we pay to our shareholders.

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Arbitration proceedings under the Lease Agreement for the Salar de Atacama, if determined adversely to us, would materially adversely affect our business and operations

SQM Salar S.A. (“SQM Salar”), our subsidiary, holds exclusive exploitation rights to the mineral resources existing in 81,920 hectares in the Salar de Atacama pursuant to a lease agreement entered into between SQM Salar and Corporación de Fomento de la Producción (“Corfo”), a Chilean government entity, in 1993 (the “Lease Agreement”). The exploitation mining concessions related to such rights are owned by Corfo and leased to SQM Salar in exchange for lease royalty payments to Corfo based on specified percentages of the value of the products resulting from the minerals extracted from the Salar de Atacama brines. For the six months ended June 30, 2014 and the year ended December 31, 2013, revenue related to products originating from the Salar de Atacama represented 38% and 37%, respectively, of our consolidated revenues (corresponding to revenues from our potassium and lithium and its derivatives product lines for such periods). All of our products originating from the Salar de Atacama are derived from our extraction operations under the Lease Agreement with Corfo.

In May 2014, Corfo commenced arbitration proceedings against SQM Salar by filing a claim alleging that (i) SQM Salar had incorrectly applied the formulas to determine lease royalty payments resulting in an underpayment to Corfo of at least US$8.9 million for the period from 2009 through 2013, and (ii) SQM Salar had not complied with its obligation to protect the mining rights of Corfo by failing to mark on site the “HM”, or milestones of measurement, of some of Corfo’s exploitation mining concessions. Based on such alleged breaches of the Lease Agreement, Corfo seeks (i) the payment of at least US$8.9 million plus any other amount that may be due in respect of periods after 2013, (ii) early termination of the Lease Agreement, (iii) the lease royalty payments that would have been paid through 2030 as compensation for such early termination of the Lease Agreement, and (iv) punitive damages (daño moral) in an amount equal to 30% of contractual damages awarded. SQM Salar asserts that both parties applied formulas in accordance with their joint understanding and in a manner consistent with the course of dealing of the parties during the term of the Lease Agreement. SQM Salar also asserts that the breaches alleged by Corfo to have occurred under the Lease Agreement would be technical breaches, and that Corfo may terminate the Lease Agreement solely based on a material breach. While SQM Salar believes that it is likely it will prevail in the arbitration proceeding, an adverse ruling against SQM Salar awarding damages in the amount sought by Corfo or permitting early termination of the Lease Agreement by Corfo would have a material adverse effect on the Company, its business, results of operations and cash flows. In addition, we cannot assure you that Corfo will not use this arbitration proceding to seek to renegotiate the terms of the Lease Agreement in a manner that is not favorable to us. See “Business—Legal proceedings—Corfo arbitral claims.” In addition, we cannot assure you that Corfo will not take other actions in the future in respect of the Lease Agreement that are contrary to our interests.

We have operations in multiple jurisdictions with differing regulatory, tax and other regimes

We operate in multiple jurisdictions with complex regulatory environments subject to different interpretations by companies and respective governmental authorities. These jurisdictions may each have their own tax codes, environmental regulations, labor codes and legal framework, which could complicate efforts to comply with these regulations, which could have, in turn, a material adverse effect on our business, financial condition and results of operations.

Environmental laws and regulations could expose us to higher costs, liabilities, claims and failure to meet current and future production targets

Our operations in Chile are subject to national and local regulations relating to environmental protection. We are required to conduct environmental impact studies or statements of any future projects or activities (or significant modifications thereto) that may affect the environment and we are required to obtain an environmental license for certain projects and activities. The environmental assessment service (Servicio de Evaluación Ambiental, or “Environmental Assessment Service”) currently evaluates environmental impact studies submitted for its approval, and private citizens, public agencies or local authorities may challenge projects that may adversely affect the environment, either before these projects are executed or once they are already operating, if they fail to comply with applicable regulations. Enforcement remedies available include fines up to approximately US$10 million and temporary or permanent closure of facilities and revocation of the environmental license.

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Chilean environmental regulations have become increasingly stringent in recent years, both with respect to the approval of new projects and in connection with the implementation and development of projects already approved, and we believe that this trend is likely to continue. Given public interest in environmental enforcement matters, these regulations or their application may also be subject to political considerations that are beyond our control.

We regularly monitor the impact of our operations on the environment and have, from time to time, made modifications to our facilities to minimize any adverse environmental impacts. Future developments in the creation or implementation of environmental requirements, or in their interpretation, could result in substantially increased capital, operation or compliance costs or otherwise adversely affect our business, financial condition and results of operations. The success of our current investments at the Salar de Atacama and Nueva Victoria is dependent on the behavior of the ecosystem variables being monitored over time. If the behavior of these variables in future years does not meet environmental requirements, our operation may be subject to important restrictions by the authorities on the maximum allowable amounts of brine and water extraction.

Our future development depends on our ability to sustain future production levels, which requires additional investments and the submission of the corresponding environmental impact studies or statements. If we fail to obtain approval or required environmental licenses, our ability to maintain production at specified levels will be seriously impaired, thus having a material adverse effect on our business, financial condition and results of operations.

In addition, our worldwide operations are subject to international and other local environmental regulations. We may incur liabilities and face claims in respect of such regulations. We have entered into and will continue to enter into contractual arrangements that may impose indemnity or other obligations and liabilities relating to environmental matters resulting from the conduct of our business.

In addition, environmental laws and regulations in the different jurisdictions in which we operate may change. We cannot guarantee that claims made against us or liabilities we may incur in respect of existing environmental liabilities and future environmental laws, or changes to existing environmental laws, will not materially adversely impact our business, financial condition and results of operations.

Our water supply could be affected by geological changes or climate changes

Our access to water may be impacted by changes in geology, climate change or other natural factors, such as wells drying up, that we cannot control, and which may have a material adverse effect on our business, financial condition and results of operations.

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Any loss of key personnel may materially and adversely affect our business

Our success depends, in large measure, on the skills, experience and efforts of our senior management team and other key personnel. The loss of the services of key members of our senior management or of employees with critical skills could have a negative effect on our business, financial condition and results of operations. If we are not able to attract or retain highly skilled, talented and qualified senior managers or other key personnel, our ability to fully implement our business objectives may be materially and adversely affected.

Risks relating to Chile

As we are a company based in Chile, we are exposed to Chilean political risks

Our business, results of operations, financial condition and prospects could be affected by changes in policies of the Chilean government, other political developments in or affecting Chile, and regulatory and legal changes or administrative practices of Chilean authorities, over which we have no control.

Changes in regulations regarding, or any revocation or suspension of our concessions could negatively affect our business

Any changes to regulations to which we are subject or adverse changes to our concession rights, or a revocation or suspension of our concessions, could have a material adverse effect on our business, financial condition and results of operations.

Changes in mining or port concessions could affect our operations

We conduct our mining (including brine extraction) operations under exploitation and exploration concessions granted in accordance with provisions of the Chilean constitution and related laws and statutes. Our exploitation concessions essentially grant a perpetual right to conduct mining operations in the areas covered by the concessions, provided that we pay annual concession fees. Our exploration concessions permit us to explore for mineral resources on the land covered thereby for a specified period of time and to subsequently request a corresponding exploitation concession. SQM Salar holds exclusive exploitation rights to the mineral resources existing in 81,920 hectares in the Salar de Atacama in northern Chile. These rights are owned by Corfo, a state-owned entity, and leased to SQM Salar pursuant to the Lease Agreement between Corfo and SQM Salar. Under the regulations of the Chilean Nuclear Energy Commission (Comisión Chilena de Energía Nuclear, or “CCHEN”), we are limited to 180,100 tons of total lithium extraction in the aggregate for all periods. More than halfway through the term of the Lease Agreement, we have extracted approximately half of the total accumulated extraction limit of lithium. However, there can be no assurance that we will not reach the lithium extraction limit prior to the term of the Lease Agreement. In addition, we cannot assure you that Corfo will not take other actions in the future in respect of the Lease Agreement that are contrary to our interests.

We also operate port facilities at Tocopilla, Chile for the shipment of our products and the delivery of certain raw materials, pursuant to concessions granted by Chilean regulatory authorities. These concessions are renewable provided that we use such facilities as authorized and pay annual concession fees.

Any significant changes to any of these concessions could have a material adverse effect on our business, financial condition and results of operations.

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Changes in water rights laws could affect our operating costs

We hold water rights that are key to our operations. These rights were obtained from the Chilean Water Authority (Dirección General de Aguas) for supply of water from rivers and wells near our production facilities, which we believe are sufficient to meet current operating requirements. However, the Chilean water rights code (Código de Aguas, or the “Water Code”) is subject to changes, which could have a material adverse impact on our business, financial condition and results of operations. For example, an amendment published on June 16, 2005 modified the Water Code, allowing, under certain conditions, the granting of permanent water rights of up to two liters per second for each well built prior to June 30, 2004, in the locations where we conduct our mining operations, without considering the availability of water, or how the new rights may affect holders of existing rights. Therefore, the amount of water we can effectively extract based on our existing rights could be reduced if these additional rights are exercised. In addition, we must pay annual concession fees to maintain water rights we are not exercising. These and potential future changes to the Water Code could have a material adverse effect on our business, financial condition and results of operations.

The Tax Reform recently enacted in Chile amended the corporate tax regime and increased the corporate tax rate, and in the future the Chilean government could levy additional taxes on corporations operating in Chile

In 2005, the Chilean Congress approved Law No. 20,026 that establishes a specific tax on mining activity (Ley que Establece un Impuesto Específico a la Actividad Minera, or the “Royalty Law”), establishing a royalty tax to be applied to mining activities developed in Chile.

As a result of the earthquake and tsunami in February 2010, the Chilean government raised the corporate income tax rate in order to pay for reconstruction following the earthquake and tsunami. Such legislation increased the general corporate tax rate from its historic rate of 17.0% to 20.0% for the income accrued in 2011, which was declared and paid in 2012. On September 27, 2012, Law No. 20,630 introduced new amendments to existing tax legislation. Among the amendments introduced, the corporate income tax was maintained at 20% effective for 2013.

On September 29, 2014, Law No. 20,780 was published in the Chilean Official Gazette (the “Tax Reform”), introducing significant changes to the Chilean taxation system and strengthening the powers of the Chilean IRS to control and prevent tax avoidance. The Tax Reform contemplates, among other matters, changes to the corporate tax regime to create two tax regimes. Starting on January 1, 2017, Chilean companies will be able to opt between two tax regimes: (i) the partially integrated regime (sistema parcialmente integrado); or (ii) the attributable taxation regime (sistema de renta atribuida). In both regimes, the corporate tax rate will be gradually increased to 24% in 2016 (21% in 2014, 22.5% in 2015 and 24% in 2016). On or after January 1, 2017, and depending on the tax regime chosen by a company, tax rates may gradually be increased to a maximum rate of 25% in 2017 in the case of the attributable taxation regime or 27% in 2018 in the case of the partially integrated regime. See “Management’s discussion and analysis of financial condition and results of operations—Impact of Chilean Tax Reform.”

As a sociedad anónima abierta, the default regime that applies to us is the partially integrated regime, unless at a future shareholders’ meeting our shareholders agree to opt for the attributable taxation regime. In accordance with IFRS, we will be required to recognize the effect of the increase in the tax rate based on the partially integrated regime on our deferred tax liability in our consolidated statements of income in our financial statements for the nine months ended September 30, 2014. We estimate that the one-time increase in deferred tax liability will be in the range of US$55 million to US$60 million. The increase will result in a charge to profit in an equivalent amount that will be reflected in our financial statements for the nine months ended September 30, 2014. The increase in deferred tax liability will adversely affect our financial condition and results of operations for the nine months ended September 30, 2014, but will not affect our cash flows. We cannot assure you that the actual amount of such increase will be consistent with our estimate for the nine months ended September 30, 2014 or that additional adjustments will not be necessary when our financial statements for the year ending December 31, 2014 are audited.

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In addition, the Tax Reform may have other material adverse effects on our business, financial condition and results of operations.

Likewise, we cannot assure you that the manner in which the Royalty Law or the corporate tax rate are interpreted and applied will not change in the future. In addition, the Chilean government may decide to levy additional taxes on mining companies or other corporations in Chile. Such changes could have a material adverse effect on our business, financial condition and results of operations.

Ratification of the International Labor Organization’s Convention 169 concerning indigenous and tribal peoples might affect our development plans

Chile, a member of the International Labor Organization (“ILO”), has ratified the ILO’s Convention 169 (the “Indigenous Rights Convention”) concerning indigenous and tribal peoples. The Indigenous Rights Convention established several rights for indigenous individuals and communities. Among other rights, the Indigenous Rights Convention outlines that (i) indigenous groups be notified of and consulted prior to the development of any project on land deemed indigenous (without any veto or approval right) and of any legislative or administrative measure that may affect them directly; and (ii) indigenous groups have, to the extent possible, a stake in benefits resulting from the exploitation of natural resources in alleged indigenous land. The extent of these benefits has not been defined by the Chilean government. The new rights outlined in the Indigenous Rights Convention could affect the development of our investment projects in alleged indigenous lands which could have a material adverse effect on our business, financial condition and results of operations.

Chile is located in a seismically active region

Chile is prone to earthquakes because it is located along major fault lines. The most recent major earthquake in Chile occurred in April 2014, offshore, and had a magnitude of 8.2 on the Richter scale. This earthquake followed one in February 2010, which caused substantial damage to some areas of the country. A major earthquake or a volcano eruption could have significant negative consequences for our operations and for the general infrastructure, such as roads, rail, and access to goods, in Chile. Although we maintain insurance policies standard for this industry with earthquake coverage, we cannot assure you that a future seismic event will not have a material adverse effect on our business, financial condition and results of operations.

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Management’s discussion and analysis of
financial condition and results of operations

The following discussion should be read in conjunction with our unaudited consolidated financial statements as of and for the six months ended June 30, 2014, and the notes thereto.

Overview of our results of operations

We divide our operations into the production and sale of the following product lines:

•	specialty plant nutrients;

•	iodine and its derivatives;

•	lithium and its derivatives;

•	potassium, including potassium chloride and potassium sulfate;

•	industrial chemicals, principally industrial nitrates and solar salts; and

•	the purchase and sale of other commodity fertilizers for use primarily in Chile.

We sell our products through three primary channels: our own sales offices; a network of distributors; and, in the case of our fertilizer products, through Yara International ASA’s (formerly Norsk Hydro ASA) (“Yara”) distribution network in countries where its presence and commercial infrastructure are larger than ours. Similarly, in those markets where our presence is larger, both our specialty plant nutrients and Yara’s are marketed through our offices.

Factors affecting our results of operations

Our results of operations substantially depend on:

•	trends in demand for and supply of our products, including global economic conditions, which impact prices and volumes;

•	efficient operations of our facilities, particularly as some of them run at production capacity;

•	our ability to accomplish our capital expenditures program in a timely manner;

•	the levels of our inventories;

•	trends in the exchange rate between the U.S. dollar and peso, as a significant portion of the cost of sales is in pesos, and trends in the exchange rate between the U.S. dollar and the euro, as a significant portion of our sales is denominated in euros; and

•	energy, logistics, raw materials, labor and maintenance costs.

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Results of operations and market outlook

The following table sets forth our revenues and the percentage accounted for by each of our product lines for each of the periods indicated:

	Year ended December 31,						Six months ended June 30,
	2013		2012		2011		2014		2013
	US$	%	US$	%	US$	%	US$	%	US$	%
	(in millions of U.S. dollars, except for percentages)
Specialty plant nutrients	687.5	31	675.4	28	721.7	34	379.5	36	378.6	32
Iodine and its derivatives	461.0	21	578.1	24	454.5	21	183.3	17	254.6	21
Lithium and its derivatives	196.5	9	222.2	9	183.4	9	104.1	10	92.4	8
Potassium	606.3	28	605.1	25	555.7	26	299.6	28	317.0	27
Industrial chemicals	154.0	7	245.2	10	139.5	7	60.6	6	109.8	9
Other commodity fertilizers(1)	97.9	4	103.2	4	90.5	4	29.2	3	37.4	3
Total	2,203.2	100	2,429.2	100	2,145.3	100	1,056.4	100	1,189.9	100

(1)	Primarily consists of imported fertilizers distributed in Chile.

The following table sets forth certain of our financial information and the percentage of our revenues of such financial information for each of the periods indicated:

	Year ended December 31,						Six months ended June 30,
	2013		2012		2011		2014		2013
	US$	%	US$	%	US$	%	US$	%	US$	%
	(in millions of U.S. dollars, except for percentages)
Revenue	2,203.2	100	2,429.2	100	2,145.3	100	1,056.4	100	1,189.9	100
Cost of sales	(1,481.7)	67	(1,400.6)	58	(1,290.5)	60	(756.2)	72	(763.2)	64
Gross profit	721.5	33	1,028.6	42	854.8	40	300.1	28	426.7	36
Other income	96.7	4	12.7	1	47.7	2	5.3	0	9.0	1
Administrative expenses	(105.2)	5	(106.4)	4	(91.8)	4	(44.8)	4	(50.7)	4
Other expenses	(49.4)	2	(34.6)	1	(63.0)	3	(29.9)	3	(24.6)	2
Other gains (losses)	(11.4)	1	0.7	0	5.8	0	0.5	0	0.3	0
Finance income	12.7	1	29.1	1	23.2	1	6.7	1	7.4	1
Finance expenses	(58.6)	3	(54.1)	2	39.3	2	(30.9)	3	(27.5)	2
Share of profit of associates and joint ventures accounted for using the equity method	18.8	1	24.4	1	21.8	1	8.8	1	10.0	1
Foreign currency translation differences	(12.0)	1	(26.8)	1	(25.3)	1	(4.3)	0	(8.8)	1
Profit before income tax expense	613.1	28	873.5	36	733.8	34	211.6	20	341.8	29
Income tax expense	(138.5)	6	(216.1)	9	(179.7)	8	(57.8)	5	(80.2)	7
Non-controlling interests	(7.5)	1	(8.2)	0	(8.4)	1	(1.8)	1	(2.4)	0
Controlling interest	467.1	21	649.2	27	545.8	25	152.1	14	259.2	22
Profit for the period	474.6	22	657.4	27	554.1	26	153.8	15	261.6	22

Specialty plant nutrition revenues for the six months ended June 30, 2014 totaled US$379.5 million, and were virtually unchanged compared to the six months ended June 30, 2013. Although potassium chloride prices have decreased significantly since July 2013, there is less price elasticity in the specialty plant nutrition market. We feel confident in the future of this market as food quality requirements increase and land and fresh water scarcity impacts some parts of the world.

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Revenues for iodine and its derivatives for the six months ended June 30, 2014 totaled US$183.3 million, a 28% decrease compared to US$254.6 million for the six months ended June 30, 2013. Iodine prices have decreased significantly in the first half of 2014, and have continued to decrease during the third quarter of 2014. We expect continued price declines during the fourth quarter of 2014. Our sales volumes have decreased as a consequence of new supply from our Chilean competitors entering the market. We intend to work to recapture our market share in the coming quarters. However, we expect our overall gross profit for the third quarter of 2014 to decline from our second quarter gross profit at levels similar to the decline in our second quarter gross profit from first quarter gross profit, as a result principally of the continued decrease in iodine prices.

Revenues for lithium and its derivatives totaled US$104.1 million for the six months ended June 30, 2014, a 13% increase compared to US$92.4 million for the six months ended June 30, 2013. We expect demand to increase approximately 10% in 2014 compared to 2013, predominately led by uses related to lithium batteries. While new supply projects have been announced in the market, we did not see much new supply become available in the first half of 2014. We expect prices to remain relatively flat for the remainder of 2014. In addition, in 2014, the Chilean Ministry of Mines created a commission to review lithium mining. As a result of our experience in the lithium business, we have been invited to actively participate in this commission by offering relevant industry information. We believe the lithium market is positioned to grow in the short- and long-term resulting from the development of new technologies, as well as due to the steady growth in industrial applications.

The potassium chloride market continued to see strong demand growth during the first half of 2014 compared to 2013, and it is expected that demand will reach between 55 and 57 million metric tons during 2014. Prices in the potassium chloride market experienced volatility during the second half of 2013. We were not immune to the lower prices that impacted the potassium chloride market, and we saw our prices decrease over 20% during the six months ended June 30, 2014 when compared to the six months ended June 30, 2013. However, in recent months, we have seen prices slightly increase in Brazil, our most important market, and are hopeful that this pricing trend could continue in coming quarters.

Industrial chemicals revenues for the six months ended June 30, 2014 totaled US$60.6 million, a decrease of 44.8% compared to US$109.8 million for the six months ended June 30, 2013. The industrial chemicals market related to traditional uses continued to see growth rates of 2-3% in the first half of 2014, and demand growth related to explosives in Latin America is currently growing at rates closer to 5%. Sales volumes in this product line in 2014 are expected to be lower than sales volumes seen in 2013, as we expect that solar salts sales volumes will be significantly less in 2014 than sales volumes seen in 2013. However, our long-term prospects in the solar salts market remain positive. We have entered into supply agreements for solar salts of approximately 240,000 metric tons to be supplied to four new projects in Africa and Latin America between 2015 and 2017. These sales are expected to be recorded in the sales volumes during those periods.

Impact of Chilean Tax Reform

On September 29, 2014, the Tax Reform introduced significant changes to the Chilean taxation system and strengthened the powers of the Chilean IRS to control and prevent tax avoidance. The Tax Reform contemplates, among other matters, changes to the corporate tax regime to create two tax regimes. Starting on January 1, 2017, Chilean companies will be able to opt between two tax regimes: (i) the partially integrated regime (sistema parcialmente integrado), or (ii) the attributable taxation regime (sistema de renta atribuida). In both regimes, the corporate tax rate will be gradually increased to 24% in 2016 (21% in 2014, 22.5% in 2015 and 24% in 2016). On or after January 1, 2017, and depending on the tax regime chosen by a company, tax rates may gradually be increased to a maximum rate of 25% in 2017 in the case of the attributable taxation regime or 27% in 2018 in the case of the partially integrated regime.

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As a sociedad anónima abierta, the default regime that applies to us is the partially integrated regime, unless at a future shareholders’ meeting our shareholders agree to opt for the attributable taxation regime. Under the partially integrated regime, the corporate tax rate will be gradually increased to 27% in 2018 (21% in 2014, 22.5% in 2015, 24% in 2016, 25.5% in 2017 and 27% in 2018), while at the shareholder level, a 35% withholding tax will generally apply until profits are effectively distributed. Only a 65% credit of the corporate tax will be allowed to be used against the withholding tax (in principle, a credit of 100% is recognized, and a restitution of an amount equivalent to 35% must subsequently be paid by the shareholder), unless the shareholder is resident of a country with which Chile has signed a Convention for the Avoidance of Double Taxation. Accordingly, for a taxpayer with a Convention for the Avoidance of Double Taxation, the effective rate will remain at 35%, while for the other foreign investors the effective rate will be 44.45%. If, at a future shareholders’ meeting, our shareholders opt for the attributable taxation regime, the corporate tax rate will be gradually increased to 25% in 2017 (21% in 2014, 22.5% in 2015, 24% in 2016 and 25% in 2017), while at the shareholder level, a 35% withholding tax will apply on an attributed basis.  Corporate tax will be credited against the applicable withholding tax.

In accordance with IFRS, we will be required to recognize the effect of the increase in the tax rate based on the partially integrated regime on our deferred tax liability in our consolidated statements of income in our financial statements for the nine months ended September 30, 2014. We estimate that the one-time increase in deferred tax liability will be in the range of US$55 million to US$60 million. The increase will result in a charge to profit in an equivalent amount that will be reflected in our financial statements for the nine months ended September 30, 2014. The increase in deferred tax liability will adversely affect our financial condition and results of operations for the nine months ended September 30, 2014, but will not affect our cash flows. We cannot assure you that the actual amount of such increase will be consistent with our estimate for the nine months ended September 30, 2014 or that additional adjustments will not be necessary when our financial statements for the year ending December 31, 2014 are audited. See “Risk factors—Risks relating to Chile—The Tax Reform recently enacted in Chile amended the corporate tax regime and increased the corporate tax rate, and in the future the Chilean government could levy additional taxes on corporations operating in Chile.”

Results of operations—six months ended June 30, 2014 compared to six months ended June 30, 2013

Our results of operations as of and for the six months ended June 30, 2014 are not necessarily indicative of results to be expected for the full year.

Revenue

During the six months ended June 30, 2014, we generated total revenues of US$1,056.4 million, a 11.2% decrease compared to US$1,189.9 million for the six months ended June 30, 2013.

The main factors causing the decrease in revenues and the variation in the different product lines are described below.

Specialty plant nutrition

Specialty plant nutrition revenues for the six months ended June 30, 2014 totaled US$379.5 million, and were virtually unchanged compared to the six months ended June 30, 2013. Set forth below are sales volume data for the specified periods by product category in this product line.

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	Six months ended June 30,		Change
(in Th. MT)	2014	2013
Potassium nitrate and sodium potassium nitrate	303.8	312.0	(3)%
Specialty blends	82.8	74.8	11%
Other specialty plant nutrients (*)	51.9	52.2	(1)%
Sodium nitrate	12.3	18.4	(33)%

* Includes trading of other specialty fertilizers.

Sales volumes for the six months ended June 30, 2014 decreased 1.4% compared to sales volumes reported during the six months ended June 30, 2013. Sales volumes in this product line increased 0.4% during the second quarter of 2014 when compared with sales volumes for the second quarter of 2013. Average prices in this product line increased slightly, thereby offsetting the slightly lower sales volumes.

Iodine and its derivatives

Revenues for iodine and its derivatives for the six months ended June 30, 2014 totaled US$183.3 million, a 28% decrease compared to US$254.6 million for the six months ended June 30, 2013. Set forth below are sales volume data for the specified periods.

	Six months ended June 30,		Change
(in Th. MT)	2014	2013
Iodine and its derivatives	4.54	4.95	(8)%

The decrease in revenues in this product line for the six months ended June 30, 2014 was a result of lower sales volumes and significantly lower average prices. Our sales volumes in the iodine product line decreased just over 8% during the first half of 2014 compared to the first half of 2013, and prices decreased by over 20%. This decrease in sales volumes was caused by a loss in our market share caused by new supply from Chilean competitors. We lowered our costs of production in this product line during the six months ended June 30, 2014, which helped us offset the decrease in sales and prices in this product line.

Lithium and its derivatives

Revenues for lithium and its derivatives totaled US$104.1 million for the six months ended June 30, 2014, a 13% increase compared to US$92.4 million for the six months ended June 30, 2013. Set forth below are sales volume data for the specified periods.

	Six months ended June 30,		Change
(in Th. MT)	2014	2013
Lithium and its derivatives	19.6	16.7	17%

The increase in revenues in this product line was largely due to an increase in our sales volume in the lithium product line by 17% in the first half of 2014 compared to the first half of 2013, attributable to strong demand in the lithium market during the first half of 2014. We believe we are the lowest cost producer of lithium in the world. We produce lithium as a subproduct of potassium chloride, which gives us a unique competitive advantage.

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Potassium

Potassium revenues totaled US$299.6 million for the six months ended June 30, 2014, a 5% decrease compared to US$317.0 million for the six months ended June 30, 2013. Set forth below are sales volume data for the specified periods.

	Six months ended June 30,		Change
(in Th. MT)	2014	2013
Potassium chloride and potassium sulfate	837.7	681.3	23%

We experienced a 23% increase in our potassium chloride and potassium sulfate sales volumes for the six months ended June 30, 2014 compared to the six months ended June 30, 2013, due to strong market demand. At the same time we experienced a decrease in our revenues from potassium chloride and potassium sulfate due to decreased average prices in this product line during the first half of 2014. In addition, this product line has benefited from company-wide cost reduction efforts.

Industrial chemicals

Industrial chemicals revenues for the six months ended June 30, 2014 totaled US$60.6 million, a decrease of 45% compared to US$109.8 million for the six months ended June 30, 2013. Set forth below are sales volume data for the specified periods by product category.

	Six months ended June 30,		Change
(in Th. MT)	2014	2013
Industrial nitrates	73.4	121.3	(39)%
Boric acid	0.3	0.7	(57)%

The decrease in revenues in this product line was largely due to a decrease of 39% in sales volumes for the six months ended June 30, 2014, compared to the six months ended June 30, 2013. The lower sales volumes were attributable to lower sales of solar salts used in alternative energy projects during the period.

Other products and services

Revenues from sales of other commodity fertilizers and other products totaled US$29.2 million for the six months ended June 30, 2014, a decrease of 22% from US$37.4 million for the six months ended June 30, 2013.

Cost of sales

Cost of sales includes, among others, the costs of depreciation and amortization. Cost of sales decreased by 1% to US$756.2 million for the six months ended June 30, 2014 from US$763.2 million for the six months ended June 30, 2013, representing 72% of revenues in the first half of 2014 as compared to 64% of revenues in the first half of 2013. This increase in the percentage of revenues was principally caused by significantly lower prices in our potassium chloride and potassium sulfate and iodine and its derivatives product lines.

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Gross profit

Gross profit decreased by 30% to US$300.1 million for the six months ended June 30, 2014 from US$426.7 million for the six months ended June 30, 2013, and decreased as percentage of revenues, representing 28% of revenues in the first half of 2014 as compared to 36% of revenues in the first half of 2013. Gross margin was impacted by significantly lower average prices for the six months ended June 30, 2014 2014 compared for the six months ended June 30, 2013 in the iodine and its derivatives product line and our potassium chloride and potassium sulfate product lines, and a slight increase in average prices in the specialty plant nutrients product line in the same period.

Administrative expenses

Administrative expenses as a percentage of revenues remained relatively stable for the six months ended June 30, 2014 as compared to the six months ended June 30, 2013. Administrative expenses totaled US$44.8 million (4% of revenues) for the six months ended June 30, 2014, a decrease of 12% compared to US$50.7 million (4% of revenues) for the six months ended June 30, 2013.

Other expenses

Other expenses increased by 22% to US$29.9 million for the six months ended June 30, 2014 from US$24.6 million for the six months ended June 30, 2013. Other expenses represented 3% of revenues in the first half of 2014 as compared to 2% of revenues in the first half of 2013.

Other gains (losses)

Other gains (losses) increased by 67% to a gain of US$0.5 million for the six months ended June 30, 2014 from a gain of US$0.3 million for the six months ended June 30, 2013, but remained stable as a percentage of revenues, representing less than 1% of revenues for the first half of 2014 compared to the same period of 2013.

Finance income

Finance income decreased by 9% to US$6.7 million for the six months ended June 30, 2014 from US$7.4 million for the six months ended June 30, 2013 but remained stable as percentage of revenues, representing 1% of revenues for both periods.

Finance expenses

Finance expenses increased by 13% to US$30.9 million for the six months ended June 30, 2014, from US$27.5 million for the six months ended June 30, 2013, and increased as a percentage of revenues, representing 3% of revenues for the first half of 2014 compared to 2% of revenues for the first half of 2013. The increase in finance expenses was attributable to higher interest payments in the six months ended June 30, 2014 compared to the six months ended June 30, 2013 attributable to the US$300 million 3.625% Notes due 2023 issued on April 3, 2013. We made one interest payment on the 3.625% Notes in the six months ended June 30, 2014, compared to none in the six months ended June 30, 2013.

Share of profit of associates and joint ventures accounted for using the equity method

Share of profit of associates and joint ventures accounted for using the equity method decreased by 12% to US$8.8 million for the six months ended June 30, 2014 from US$10.0 million for the six months ended June 30, 2013, representing 1% of revenues for both periods.

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Foreign currency translation differences

Losses from foreign currency translation differences decreased by 51% to a loss of US$4.3 million for the six months ended June 30, 2014, from a loss of US$8.8 million for the six months ended June 30, 2013, and decreased as a percentage of revenues, representing 1% of revenues for the first half of 2014 compared to 1% of revenues for the first half of 2013. Since most of our operations are in Chile, part of our costs of sales are related to the peso. Although we have an active hedging program and policy, we are subject to currency fluctuations. During the first half of 2014, the peso depreciated by 5% against the U.S. dollar.

Income tax expense

Income tax expense was US$57.8 million for the six months ended June 30, 2014, compared to income tax of US$80.2 million for the six months ended June 30, 2013. The effective tax rate for the six months ended June 30, 2014 was 27% compared to 23% for the six months ended June 30, 2013. The Chilean corporate tax rate was 20% during both periods. The difference between the statutory and effective tax rates is due primarily to royalty taxes on income.

Profit for the period

Profit for the period decreased by 41% to US$153.8 million for the six months ended June 30, 2014 from US$261.6 million for the six months ended June 30, 2013, as a result of the foregoing factors.

Liquidity and capital resources

We had US$993.9 million and US$908.5 million of cash and cash equivalents and time deposits as of June 30, 2014 and December 31, 2013, respectively. In addition, we had US$520.6 million and US$555.0 million unused uncommitted working capital credit lines as of June 30, 2014 and December 31, 2013, respectively.

Equity attributable to controlling interests increased from US$2,132.8 million as of December 31, 2012 to US$2,376.6 million as of December 31, 2013 and to US$2,456.4 million as of June 30, 2014. Our ratio of total liabilities to total equity (including non-controlling interest) on a consolidated basis decreased from 1.02 as of December 31, 2012 to 0.96 as of December 31, 2013, and increased to 0.87 as of June 30, 2014.

We evaluate from time to time our cash requirements to fund capital expenditures, dividend payouts and increases in working capital. As debt requirements also depend on the level of account receivables and inventories, we cannot accurately determine the amount of debt we will require.

The table below shows our cash flows for the years ended December 31, 2013, 2012, and 2011 and the six months ended June 30, 2014 and 2013:

	As of December 31,			As of June 30,
(in millions of U.S. dollars)	2013	2012	2011	2014	2013
Net cash from (used in):
Net cash from operating activities	651.7	650.2	571.3	385.5	324.4
Net cash used in financing activities	(2.3)	(197.7)	(105.2)	(238.0)	217.3
Net cash used in investing activities	(487.4)	(562.9)	(516.2)	(70.4)	(484.2)
Effects of exchange rate fluctuations on cash and cash equivalents	(9.8)	(10.3)	(29.6)	(8.3)	(4.7)
Net increase (decrease) in cash and cash equivalents	152.3	(120.6)	(79.7)	68.8	52.8

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We operate a capital-intensive business that requires significant investments in revenue-generating assets. Our growth strategy has included the purchase of production facilities and equipment and has also included the improvement and expansion of existing facilities. Funds for capital expenditures and working capital requirements have been obtained from net cash from operating activities, borrowings under credit facilities and issuance of debt securities.

The Board of Directors has approved a capital expenditures plan for 2014 of US$135 million in connection with investments to be made in Chile, of which approximately US$56.5 million have been used primarily in connection with plant maintenance (US$36.7 million) and operations improvements (US$11.6 million) as of June 30, 2014. The 2014 capital investment program is primarily focused on the maintenance of our production facilities. Our 2014 capital investment program will not require any external financing; however, we may access capital markets in order to optimize our financial position. See “Business—Business strategy—Capital expenditure program.”

Our other major use of funds is the payment of dividends. We paid dividends of US$279.7 million and US$334.8 million during 2013 and 2012, respectively.

Our 2014 dividend policy, as approved by shareholders, is to pay 50% of our profit for each fiscal year in dividends. Under Chilean law, the minimum dividend payout is 30% of profit for each fiscal year. In July 2014, our shareholders approved an eventual dividend payment (dividendo eventual) in the amount of US$230 million. This payment was made in July 2014.

Financing activities

Our current ratio (current assets divided by current liabilities) was 4.22 as of June 30, 2014, a change from 3.4 as of June 30, 2013. The following table shows key information about our outstanding long- and short-term debt as of June 30, 2014.

Debt Instrument(1)(2)	Interest rate	Issue date	Maturity date	Amortization
Bilateral loan — US$20 million	0.58%	Nov. 27, 2013	Jul. 16, 2014	Bullet(3)
Bilateral loan — US$20 million	0.46%	Sep. 5, 2013	Aug. 26, 2014	Bullet(3)
Bilateral loan — US$50 million	1.18%	Sep. 12, 2011	Sep. 12, 2014	Bullet(3)
Bilateral loan — US$20 million	0.46%	Apr. 17, 2014	Oct. 14, 2014	Bullet(3)
Bilateral loan — US$20 million	0.45%	Jun. 16, 2014	Dec. 15, 2014	Bullet
Bilateral loan — US$20 million	0.58%	Jun. 19, 2014	Jun. 10, 2015	Bullet
Bilateral loan — US$50 million	1.37%	Oct. 19, 2012	Oct. 19, 2015	Bullet
6.125% Notes due 2016 — US$200 million	6.125%	Apr. 5, 2006	Apr. 15, 2016	Bullet
Bilateral loan — US$40 million	1.23%	Oct. 6, 2011	Oct. 6, 2016	Bullet
Bilateral loan — US$50 million	0.97%	Oct. 12, 2011	Oct. 12, 2016	Semiannual, beginning in 2014
Bilateral loan — US$50 million	1.27%	Dec. 21, 2011	Dec. 21, 2016	Semiannual, beginning in 2014
Series M Bond — UF 1.00 million	3.30%	Apr. 4, 2012	Feb. 1, 2017	Bullet
Bilateral loan — US$140 million	2.33%	Sep. 13, 2012	Sep. 13, 2017	Bullet
5.50% Notes due 2020 — US$250 million	5.50%	Apr. 21, 2010	Apr. 21, 2020	Bullet
3.625% Notes due 2023 — US$300 million	3.625%	Apr. 3, 2013	Apr. 3, 2023	Bullet
Series C Bond — UF 1.875 million	4.00%	Jan. 24, 2006	Dec. 1, 2026	Semiannual, beginning in 2007
Series H Bond — UF 4.00 million	4.90%	Jan. 13, 2009	Jan. 5, 2030	Semiannual, beginning in 2019
Series O Bond — UF 1.50 million	3.80%	Apr. 4, 2012	Feb. 1, 2033	Bullet

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(1)	UF-denominated bonds are fully hedged to U.S. dollars with cross-currency swaps.
(2)	Some floating rate bilateral loans are currently hedged to fixed rate loans using interest rate swaps.
(3)	Repaid in full at maturity.

As of June 30, 2014, we had total debt of US$1,595.5 million, compared to US$1,848.2 million as of June 30, 2013. Taking into account the effects of financial derivatives, our total financial debt amounted to US$1,601.2 million as of June 30, 2014 and US$1,816.4 million as of June 30, 2013. Of the total debt as of June 30, 2014, US$209.7 million was short-term debt. All of our UF- and Ch$-denominated local bonds, as of June 30, 2014, were hedged with cross-currency swaps to the U.S. dollar.

All of our long-term debt (including the current portion) as of June 30, 2014, was denominated in U.S. dollars, and all our UF- and Ch$-denominated local bonds were hedged with cross-currency swaps to the U.S. dollar. The financial covenants related to our debt instruments include: (i) limitations on the ratio of total liabilities to equity (including non-controlling interest) on a consolidated basis, (ii) minimum net worth requirements, (iii) limitations on net financial debt to EBITDA, (iv) limitations on interest indebtedness of operating subsidiaries and (v) minimum production assets. We believe that the terms and conditions of our debt agreements are standard and customary and that we are in compliance in all material respects with such terms and conditions as of December 31, 2013.

The following table shows the maturities of our long-term debt by year as of June 30, 2014:

Maturity(1) (in millions of U.S. dollars)	Amount
2015	96.5
2016	286.5
2017	190.0
2018	6.5
2019	14.4
2020 and thereafter	826.8
Total	1,420.8
(1)	Only the principal amount has been included. For the UF- and Ch$-denominated local bonds, the amounts presented reflect the real U.S. dollar obligation as of June 30, 2014, not including the effects of the cross currency swaps that hedge these bonds to the U.S. dollar and which had, as of June 30 2014, a market value of US$4.5 million against SQM.

Derivative financial instruments and hedging

We use derivative financial instruments, including foreign currency forwards and options contracts as well as cross currency and interest rate swaps, to mitigate the risks associated with fluctuations in interest and exchange rates. Such derivative financial instruments are initially recognized at fair value as of the date of the derivative contract and are subsequently remeasured at fair value quarterly. Derivatives are recorded as assets when fair value is positive and as liabilities when fair value is negative. Any gain or loss that arises from the changes of the fair value of derivatives during the year that does not qualify for hedge accounting is recorded directly to the statement of income. The fair value of cross currency and interest rate swaps is calculated using market information to estimate their net present values, which later are confirmed with the corresponding counterparty.

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Off-balance sheet arrangements

We have not entered into any transactions with unconsolidated entities whereby we have financial guarantees, retained or contingent interests in transferred assets, derivative instruments or other contingent arrangements that would expose us to material continuing risks, contingent liabilities, or any other obligations arising out of a variable interest in an unconsolidated entity that provides financing, liquidity, market risk or credit risk support to us or that engages in leasing, hedging or research and development services with us.

Market risk analysis

We are exposed to market risk from changes in currency exchange rates and interest rates. Through various arrangements described below, we seek to hedge our foreign currency exposures.

For additional information concerning our hedging transactions, see note 3.1 to our unaudited consolidated financial statements.

Foreign currency risk

We transact a significant portion of our business in U.S. dollars, and the U.S. dollar is the currency of the primary economic environment in which we operate. In addition, the U.S. dollar is our functional currency for financial statement reporting purposes. A significant portion of our costs, however, is related to the peso. Therefore, an increase or decrease in the exchange rate between the peso and the U.S. dollar would affect our costs of production. The peso has been subject to large devaluations and revaluations in the past and may be subject to significant fluctuations in the future. As of December 31, 2013, the peso exchange rate was Ch$524.61 per U.S. dollar, while as of December 31, 2012, the peso exchange rate was Ch$479.96 per U.S. dollar, representing a depreciation of the peso against the U.S. dollar of 9% in 2013. On October 16, 2014, the Observed Exchange Rate was Ch$591.16 per U.S. dollar.

As an international company operating in several other countries, we also transact business and have assets and liabilities in other non-U.S. dollar currencies, such as, among others, the euro, the South African rand, the Mexican peso, the Chinese yuan, the Thai baht and the Brazilian real. As a result, fluctuations in the exchange rates of such foreign currencies to the U.S. dollar may have a material adverse effect on our business, financial condition and results of operations.

Interest rate risk

We have outstanding short and long-term debt that bears interest based on LIBOR, plus a spread. Since we are currently hedging only a portion of these liabilities into fixed rates, we are exposed to interest rate risk relating to LIBOR fluctuations. As of June 30, 2014, 16% of our financial debt had LIBOR-based pricing that was not hedged into fixed rates. A material increase in the rate could materially impact our business, financial condition and results of operations.

Critical accounting policies

Critical accounting policies are defined as those that are reflective of significant judgments and uncertainties, which would potentially result in materially different results under different assumptions and conditions. For more information regarding our critical accounting policies, see note 3 to our unaudited consolidated financial statements.

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We believe that our critical accounting policies applied in the preparation of our consolidated financial statements are limited to those described below. It should be noted that in many cases, IFRS specifically dictates the accounting treatment of a particular transaction, limiting management’s judgment in their application. There are also areas in which management’s judgment in selecting available alternatives would not produce materially different results.

Trade and other accounts receivable

Trade and other accounts receivable relate to non-derivative financial assets with fixed payments that can be determined and are not quoted in any active market. These arise from sales operations involving products and/or services that we sell directly to our customers that are not within the following categories:

•	those which we have the intention of selling immediately in the near future and which are held-for-sale;

•	those designated at their initial recognition as available-for-sale; and

•	those through which we do not intend to recover for reasons other than credit impairment and therefore must be classified as available-for-sale.

These assets are initially recognized at their fair value (which is equivalent to their face value, discounting implicit interest for installment sales) and subsequently at amortized cost according to the effective interest rate method less a provision for impairment loss. When the face value of the account receivable does not significantly differ from its fair value, it is recognized at face value. An allowance for impairment loss is established for trade accounts receivable when there is objective evidence that we will not be able to collect all the amounts owed to us according to the original terms of accounts receivable.

Implicit interest in installment sales is recognized as interest income when interest is accrued over the term of the sale.

Income tax

Corporate income tax for the year is determined as the aggregate of current taxes from all of the consolidated companies. Current taxes are calculated on the basis of the tax laws enacted or substantively enacted as of the date of our statements of financial position in the countries in which we and our subsidiaries operate and generate taxable income.

Deferred tax is recognized using the liability method on temporary differences arising between the tax basis for assets and liabilities and their carrying amounts in our audited consolidated financial statements. Deferred income taxes are calculated using the tax rates expected to be applicable when the assets are realized or the liabilities are settled.

In conformity with current Chilean tax regulations, the provision for corporate income tax and taxes on mining activity is recognized on an accrual basis, presenting the net balances of accumulated monthly tax provisional payments for the fiscal period and credits associated with it. The balances of these accounts are presented in current income taxes recoverable or current taxes payable, as applicable.

Tax on companies and variations in deferred tax assets or liabilities that are not the result of business combinations are recorded in income statement accounts or net shareholders’ equity accounts in our consolidated statements of financial position, depending on the origin of the gains or losses which have generated them.

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At year end, the carrying value of deferred tax assets has been reviewed and reduced for as long as it is possible for there to be no sufficient taxable income to allow the recovery of all or a portion of the deferred tax asset. Likewise, at the date of the statement of financial position, deferred tax assets not recognized are revalued and recognized as long as it has become possible that future taxable income will allow the recovery of the deferred tax asset.

With respect to deductible temporary differences associated with investments in subsidiaries, associated companies and interests in joint ventures, deferred tax assets are recognized solely provided that there is a possibility that the temporary differences will be reversed in the near future and that there will be taxable income with which they may be used.

The deferred income tax related to entries directly recognized in equity is recognized with an effect on equity and not with an effect on profit or loss.

Deferred tax assets and liabilities are offset if there is a legally receivable right of offsetting tax assets against tax liabilities and the deferred tax is related to the same tax entity and authority.

Inventory

We state inventory as the lower of cost and net realizable value. The method used to determine the cost of inventory is weighted average cost. The cost of finished products and products-in-progress includes direct costs of materials and, as applicable, labor costs, indirect costs incurred to transform raw materials into finished products and general expenses incurred in carrying inventory to their current location and conditions.

The net realizable value represents the estimate of the sales price less all finishing estimated costs and costs that will be incurred in sales and distribution processes. Commercial discounts, rebates obtained and other similar entries are deducted in the determination of the cost. We conduct an evaluation of the net realizable value of inventory at the end of each year, recording a provision with a charge to income when circumstances are warranted. When the circumstances that previously gave rise to the reserve cease to exist, or when there is clear evidence of an increase in the net realizable value due to a change in economic circumstances or prices of main raw materials, the estimate made previously is modified. The valuation of obsolete, impaired or slow-moving products relates to their estimated net realizable value.

Provisions on our inventory have been made based on a technical study which covers the different variables affecting products in stock (density, humidity, among others).

Raw materials, supplies and materials are recorded at the lower of acquisition cost or market value. Acquisition cost is calculated according to the annual average price method.

Obligations related to staff severance indemnities and pension commitments

Our obligations with respect to our employees are established in collective bargaining agreements and individual employment contracts. In the case of certain employees in the United States, our obligations are established through a pension plan, which was terminated in 2002.

These obligations are valued using an actuarial calculation that considers factors such as mortality rate, employee turnover, interest rates, retirement dates, effects related to increases in employees’ salaries, as well as the effects on variations in services derived from variations in the inflation rate.

Actuarial losses and gains that may be generated by variations in previously defined obligations are directly recorded in profit or loss for the year.

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Actuarial losses and gains originating from deviations between the estimate and the actual behavior of actuarial hypotheses or in the reformulation of established actuarial hypotheses are recorded in equity.

The discount rate used for calculating obligations outside the United States was 6% for the six months ended June 30, 2014 and the periods ended as of December 31, 2013.

Our United States subsidiary, SQM North America Corp., has established pension plans for its retired employees that are calculated by measuring the projected benefit obligation in accordance with International Accounting Standards (“IAS”) using a net salary progressive rate net of adjustments to inflation, mortality and turnover assumptions, deducting the resulting amounts at present value using a 5.0% interest rate for 2013. The net balance of this obligation is presented in the line item called Provisions for Employee Benefits, Non-Current.

Mining development costs

Mine exploration costs and stripping costs to maintain production of mineral resources extracted from operating mines are considered variable production costs and are included in the cost of inventory produced during the period. Mine development costs at new mines, and major development costs at operating mines outside existing areas under extraction that are expected to benefit future production, are capitalized under “other long-term assets” and amortized using a units-of-production method over the associated proven and probable reserves. We determine our proven and probable reserves based on drilling, brine sampling and geostatistical reservoir modeling in order to estimate mineral volume and composition.

All other mine exploration costs, including expenses related to low grade mineral resources rendering reserves that are not economically exploitable, are charged to the statement of income in the period in which they are incurred.

Asset value impairment

We assess on an annual basis any impairment on the amount of buildings, plant and equipment, intangible assets, goodwill and share of profit of associates and joint ventures accounted for using the equity method of accounting in accordance with IAS 36 “Impairment of Assets.” Assets to which this method applies are:

•	investments recognized using the equity method of accounting;

•	property, plant and equipment;

•	intangible assets; and

•	goodwill.

Assets are reviewed for impairment as to the existence of any indication that the carrying value is lower than the recoverable amount. If such an indication exists, the asset recoverable amount is calculated in order to determine the extent of the impairment, if any. In the event that the asset does not generate any cash flows independent from other assets, we determine the recoverable amount of the cash generating unit to which this asset belongs according to the corresponding business segment (specialty plant nutrients, iodine and its derivatives, lithium and its derivatives, industrial chemicals, potassium and other products and services.)

We conduct impairment tests on intangible assets and goodwill with indefinite useful lives on an annual basis and every time there is indication of impairment. If the recoverable value of an asset is estimated at an amount lower than its carrying value, the latter decreases to its recoverable amount.

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Financial derivatives and hedging transactions

Derivatives are recognized initially at fair value at the date in which the derivatives contract has been signed and subsequently they are valued at fair value at each period end. The method for recognizing the resulting loss or gain depends on whether the derivative has been designated as an accounting hedging instrument and if so, the type of hedging, which may be:

•	fair value hedge of assets and liabilities recognized (fair value hedges); or

•	hedging of a single risk associated with an asset or liability recognized or a highly possible foreseen transaction (cash flow hedge).

At the beginning of the transaction, we document the relationship between hedging instruments and those entries hedged, as well as their objectives for risk management purposes and the strategy to conduct different hedging operations.

We also document our evaluation both at the beginning and the end of each period of whether derivatives used in hedging transactions are highly effective to offset changes in the fair value or in cash flows of hedged entries.

The fair value of derivative instruments used for hedging purposes is shown in note 9.3 to our unaudited consolidated financial statements.

Non-hedge instruments are classified as current assets or liabilities, and the change in their fair value is recognized directly in profit or loss.

Fair value hedge

The change in the fair value of a derivative is recognized with a debit or credit to profit or loss, as applicable. The change in the fair value of the hedged entry attributable to hedged risk is recognized as part of the carrying value of the hedged entry and is also recognized with a debit or credit to profit or loss.

For fair value hedging related to items recorded at amortized cost, the adjustment of the fair value is amortized against income on the remaining year to its expiration. Any adjustment to the carrying value of a hedged financial instrument for which the effective rate is used is amortized with a debit or credit to profit or loss at its fair value attributable to the risk being covered.

If the hedged entry no longer meets the criteria for hedge accounting, the fair value not amortized is immediately recognized with a debit or credit to profit or loss.

Cash flow hedge

The effective portion of gains or losses from the hedging instrument is initially recognized as “other revenue” with a debit or credit to other comprehensive income whereas any ineffective portion is immediately recognized with a debit or credit to profit or loss, as applicable.

Amounts accumulated in equity are transferred to profit or loss when the hedged transaction affects income for the period, such as when the hedged interest income or expense is recognized when a forecasted sale occurs. When the hedged item is the cost of a non-financial asset or liability, amounts taken to equity are transferred to the initial carrying value of the non-financial asset or liability.

Should the expected firm transaction or commitment no longer be expected to occur, the amounts previously recognized other comprehensive income are transferred to income. If a hedging instrument expires, is sold, finished, and exercised without any replacement, or if a rollover is performed or if its designation as hedging is revoked, the amounts previously recognized in equity are maintained in equity until the expected firm transaction or commitment occurs.

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Business

Business overview

We believe that we are the world’s largest producer of potassium nitrate and iodine chemicals. We also produce specialty plant nutrients, iodine and its derivatives, lithium and its derivatives, potassium chloride, potassium sulfate and certain industrial chemicals (including industrial nitrates and solar salts). Our products are sold in more than 115 countries through our worldwide distribution network, with 93% of our sales in 2013 derived from countries outside Chile.

Our products are mainly derived from mineral deposits found in northern Chile. We mine and process caliche ore and brine deposits. The caliche ore in northern Chile contains the only known nitrate and iodine deposits in the world and is the world’s largest commercially exploited source of natural nitrates. The brine deposits of the Salar de Atacama, a salt-encrusted depression in the Atacama desert in northern Chile, contain high concentrations of lithium and potassium as well as significant concentrations of sulfate and boron.

From our caliche ore deposits, we produce a wide range of nitrate-based products used for specialty plant nutrients and industrial applications, as well as iodine and its derivatives. At the Salar de Atacama, we extract brines rich in potassium, lithium, sulfate and boron in order to produce potassium chloride, potassium sulfate, lithium solutions, boric acid and bischofite (magnesium chloride). We produce lithium carbonate and lithium hydroxide at our plant near the city of Antofagasta, Chile, from the solutions brought from the Salar de Atacama. We market all of these products through an established worldwide distribution network.

Our products are divided into six categories: specialty plant nutrients; iodine and its derivatives; lithium and its derivatives; potassium chloride and potassium sulfate; industrial chemicals; and other commodity fertilizers. Specialty plant nutrients are premium fertilizers that enable farmers to improve yields and the quality of certain crops. Iodine and its derivatives are mainly used in the X-ray contrast media and pharmaceutical industries and in the production of polarizing film, which is an important component in LCD screens. Lithium and its derivatives are mainly used in batteries, greases and frits for production of ceramics. Potassium chloride is a commodity fertilizer that is produced and sold by us worldwide. In addition, we complement our portfolio of plant nutrients through the buying and selling of other commodity fertilizers for use mainly in Chile. Industrial chemicals have a wide range of applications in certain chemical processes such as the manufacturing of glass, explosives and ceramics, and, more recently, industrial nitrates are being used in solar thermal energy plants as a means for energy storage. In addition, we complement our portfolio of plant nutrients with the purchase and sale of other fertilizers for use mainly in Chile.

For the year ended December 31, 2013, we had revenues of US$2,203.2 million, gross profit of US$721.5 million and profit attributable to controlling interests of US$467.1 million. For the six months ended in June 30, 2014, we had revenues of US$1,056.4 million, gross profit of US$300.1 million and profit attributable to controlling interests of US$152.1 million. Our worldwide market capitalization as of October 16, 2014 was US$6.1 billion.

The following table shows the percentage breakdown of our revenues for the years ended December 31, 2013, 2012, 2011 and the six months ended June 30, 2014 and 2013, according to our product lines:

	Year ended December 31,			Six months ended June 30,
	2013	2012	2011	2014	2013
Specialty plant nutrients	31%	28%	34%	36%	32%
Iodine and its derivatives	21%	24%	21%	17%	21%
Lithium and its derivatives	9%	9%	9%	10%	8%
Potassium	28%	25%	26%	28%	27%
Industrial chemicals	7%	10%	7%	6%	9%
Other commodity fertilizers	4%	4%	4%	3%	3%
Total	100%	100%	100%	100%	100%

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History

We were formed on June 17, 1968 through a joint venture between Compañía Salitrera Anglo Lautaro S.A. (“Anglo Lautaro”) and Corfo, a Chilean government entity. Three years after our formation, in 1971, Anglo Lautaro sold all of its shares to Corfo, and we were wholly owned by the Chilean government until 1983. In 1983, Corfo began a process of privatization by selling our shares to the public and subsequently listing such shares on the Santiago Stock Exchange. By 1988, all of our shares were publicly owned. Our Series B ADRS have traded on the New York Stock Exchange (“NYSE”) under the ticker symbol “SQM” since 1993.

Since our inception, we have produced nitrates and iodine, both of which are obtained from caliche ore deposits in northern Chile. Between 1994 and 1999, we invested approximately US$300 million in the development of the Salar de Atacama project in northern Chile, which enabled us to produce potassium chloride, lithium carbonate, potassium sulfate, and boric acid. Between 2000 and 2004, we focused on consolidating our business to reduce costs and improve efficiencies.

Starting in 2005, we begun strengthening our leadership position in our core businesses through a combination of capital expenditures and advantageous acquisitions and divestitures. Our acquisitions have included Kemira Emirates Fertiliser Company (“Kefco”) in Dubai and the iodine business of Royal DSM N.V. (“DSM”). We have also entered into a number of joint ventures, including a joint venture with Migao Corporation (“Migao”) for the construction of a potassium nitrate plant with a production capacity of 40,000 metric tons per year, and SQM VITAS, our joint venture with the French Roullier Group, through which we have built new plants in Brazil (Candeias), Peru and South Africa (Durban) for the production of water soluble fertilizers containing different relative amounts of nitrogen, phosphorus and potassium, and occasionally, smaller amounts of other chemicals. We have sold: (i) Fertilizantes Olmeca, our Mexican subsidiary, (ii) our butyllithium plant located in Houston, Texas and (iii) our stake in Impronta S.R.L., our Italian subsidiary. These sales allowed us to concentrate our efforts on our core products.

Our capital expenditure program has enabled us to add new products and to increase the production capacity of our existing products. In 2005, we started production of lithium hydroxide at a plant in the Salar del Carmen. In 2007, we completed the construction of a new prilling and granulating plant. In 2008 and 2011, we completed expansions in our lithium carbonate production capacity, achieving 40,000 metric tons per year and 48,000 metric tons per year, respectively. In 2011, we completed the construction of a new potassium nitrate facility in Coya Sur, increasing our overall production capacity of potassium nitrate by 300,000 metric tons. Since 2010, we have continued to expand our production capacity of potassium products in our operations in the Salar de Atacama. In 2011 and 2013, we completed expansions in our iodine plants in Nueva Victoria reaching 5,000 and 5,500 metric tons of production capacity respectively.

Business strategy

Our general business strategy is to:

•	maintain leadership in specialty plant nutrients, iodine, lithium and industrial nitrates, in terms of production capacity, competitive pricing and the development of new products;

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•	maintain our competitiveness through the continued increase in the efficiency of our production processes and cost reduction;

•	evaluate and execute acquisitions, joint ventures or commercial alliances which have concrete synergies with our current core businesses or provide sustainable competitive advantages; and

•	maintain a solid, conservative financial position and investment grade ratings for our debt securities.

We have identified market demand in each of our major product lines, both within our existing customer base and in new markets, for existing products and for additional products that can be produced from our natural resources. In order to take advantage of these opportunities, we have developed specific strategies for each of our product lines.

Specialty plant nutrition

Our strategy in our specialty plant nutrients business is to: (i) continue expanding our sales of natural nitrates by continuing to leverage the advantages of our specialty products over commodity-type fertilizers; (ii) selectively expand by increasing our sales of higher margin specialty plant nutrients based on potassium and natural nitrates, particularly soluble potassium nitrate and water soluble NPK blends; (iii) pursue investment opportunities in complementary businesses to enhance our product portfolio, increase production, reduce costs, and add value to, and improve the marketing of, our products; (iv) develop new specialty nutrient blends produced in our mixing plants that are strategically located in or near our principal markets, in order to meet specific customer needs; (v) focus primarily on the markets for plant nutrients in soluble and foliar applications in order to establish a leadership position; (vi) further develop our global distribution and marketing system directly and through strategic alliances with other producers and global or local distributors; (vii) reduce our production costs through improved processes and higher labor productivity so as to compete more effectively; and (viii) supply a product with consistent quality according to the requirements of our customers.

Iodine and its derivatives

Our strategy in our iodine business is to (i) increase or at least maintain our market share in order to optimize the use of our available production capacity; (ii) encourage demand growth and promote new iodine uses; (iii) participate in iodine recycling projects through Ajay-SQM Group (“ASG”), a joint venture with the U.S. company Ajay Chemicals Inc. (“Ajay”); (iv) reduce our production costs through improved processes and higher productivity in order to compete more effectively; and (v) supply a product with consistent quality according to the requirements of our customers.

Lithium and its derivatives

Our strategy in our lithium business is to (i) strategically allocate our lithium carbonate and lithium hydroxide sales; (ii) encourage demand growth and promote new lithium uses; (iii) selectively pursue opportunities in the lithium derivatives business by creating new lithium compounds; (iv) reduce our production costs through improved processes and higher productivity in order to compete more effectively; and (v) supply a product with consistent quality according to the requirements of our customers.

Potassium

Our strategy in our potassium business is to (i) offer a portfolio of potassium products, including potassium sulfate, potassium chloride and other fertilizers to our traditional markets; (ii) create flexibility to offer crystalized (standard) or granular (compacted) form products according to market requirements; (iii) focus on markets where we have logistical advantages and synergies with our specialty plant nutrition business; and (iv) supply a product with consistent quality according to the requirements of our customers.

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Industrial chemicals

Our strategy in our industrial chemical business is to (i) maintain our leadership position in the industrial nitrates market, as well as increase our supply of potassium chloride in markets where we have natural advantages; (ii) encourage demand growth in different applications; (iii) become a long-term, reliable supplier for the thermal storage industry; (iv) reduce our production costs through improved processes and higher productivity in order to compete more effectively; and (v) supply a product with consistent quality according to the requirements of our customers.

New business ventures

From time to time we evaluate opportunities to expand in our current core businesses or within new businesses in which we believe we may have sustainable competitive advantages, both within and outside Chile, and we expect to continue to do so in the future.

We are continuously exploring the possibility of acquiring controlling interests in companies that have mining properties in our core business areas, and that are in early stages of development. Consistent with our business strategy, we will continue to evaluate acquisitions, joint ventures and alliances in our core businesses and, depending on all facts and circumstances, may seek to acquire controlling stakes or other interests related to our core businesses outside of Chile and Latin America, including in other emerging markets.

In addition we are actively conducting exploration for metallic minerals in the mining property we own. If such minerals are found, we may decide to exploit, sell or enter into a joint venture to extract these resources. We may decide to acquire part or all of the equity of, or undertake joint ventures or other transactions with, other companies involved in our businesses or in other businesses. We have already identified several areas in which we are conducting more targeted exploration. Fiel Rosita, a copper-gold deposit located close to the city of Vallenar, is our most advanced prospect. It is located in the same district as other deposits currently being developed by other companies. We are updating the geological model and additional exploration may be undertaken to confirm the updated geological model and test extensions to the known mineralized areas. We may decide not to move forward with any potential metallic prospects discovered from our exploration operations.

In parallel to our own exploration operations, we have entered into 12 arrangements with third-party exploration and mining companies relating to metallic minerals exploration. In all these agreements, we retain the rights to non-metallic minerals such as nitrate, iodine, potassium, lithium and their respective derivatives. We continue to develop our program of exploration alliances with third parties through option contracts, in particular through minority participation and/or royalties on sales. Our current plan is to achieve and maintain close to one million hectares under exploration alliances and to establish a projected exploration investment of US$20 to US$30 million per year through existing and future exploration alliances. Our direct investment in the exploration program, between 2011 and 2013, was US$29 million, including exploration in greenfield areas and other areas of interest, while a total investment of US$5 million is expected for 2014.

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Capital expenditure program

We regularly review different opportunities to improve our production methods, reduce costs, increase production capacity of existing products and develop new products and markets. Additionally, significant capital expenditures are required every year in order to sustain our production capacity. We are focused on developing new products in response to identified customer demand, as well as new products that can be derived as part of our existing production or other products that could fit our long-term development strategy. Our capital expenditures during the past five years were mainly related to the acquisition of new assets, construction of new facilities and renewal of plant and equipment, and performed with internal financing through our capital expenditure program for investments in Chile.

Our capital expenditures include investments aimed at sustaining, improving or increasing production levels, including acquisitions and investments in related companies.

Our capital expenditures for the periods set forth below were as follows:

	Year ended December 31,			Six months ended June 30,
(in millions of U.S. dollars)	2013	2012	2011	2014	2013
Capital expenditures	386.5	450.0	501.1	56.5	226.3

During 2011, we had total capital expenditures of US$501.1 million, primarily relating to:

•	increased production capacity of potassium-based products at the Salar de Atacama, with the continued construction and completion of potassium chloride and granulated potassium chloride facilities at the Salar de Atacama;

•	increased capacity and efficiencies at nitrate and iodine facilities;

•	optimization of our rail system; and

•	various projects designed to maintain production capacity, increase yields and reduce costs.

During 2012, we had total capital expenditures of US$450.0 million, primarily relating to:

•	capacity expansion projects in the Tarapacá region, significantly increasing our production of iodine and nitrates;

•	continued investments related to increasing production capacity of potassium-based products at the Salar de Atacama, including several projects related to production of finished products; and

•	various projects designed to maintain production capacity, increase yields and reduce costs.

During 2013, we had total capital expenditures of US$386.5 million, primarily related to:

•	improvement of nitrate-based products at Coya Sur;

•	investment relating to increasing production capacity of potassium-based products at the Salar de Atacama;

•	ongoing investment relating to increasing production capacity and efficiency in our nitrate and iodine facilities;

•	optimization of our potassium chloride facility at the Salar de Atacama;

•	projects to increase the efficiency of our human resources and logistics departments; and

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•	various projects designed to maintain production capacity, increase yields, and reduce costs.

After several years of significant investment, we have reached the capacity levels which we set out to achieve. In the short term, SQM plans to reduce its capital expenditure plan to less than amounts invested in recent years. Capital expenditures for the first half of 2014 were US$56.5 million used primarily for plant maintenance and operations improvement, and are expected to reach approximately US$135 million for the year 2014, of which approximately 65% will be related to maintenance and 35% will be related to expansion, productivity, cost efficiency and exploration. By the end of 2014 we will conclude our major potassium projects in the Salar de Atacama, reaching 2.3 million tons of KCL equivalent production per year.

Our products

Specialty plant nutrition

We believe we are the world’s largest producer of potassium nitrate. We estimate that our sales accounted for approximately 48% of global potassium nitrate sales by volume in 2013. This estimate does not include potassium nitrate we produced and sold locally in China, only net imports. During 2013, the potassium nitrate market remained stable, with global sales at one million metric tons. We also produce the following specialty plant nutrition products: sodium nitrate, sodium potassium nitrate and specialty blends (containing various combinations of nitrogen, phosphate and potassium and generally known as “NPK blends”).

These specialty plant nutrients have specific characteristics that increase productivity and enhance quality when used on certain crops and soils. Our specialty plant nutrients have significant advantages for certain applications over commodity fertilizers based on nitrogen and potassium, such as urea and potassium chloride.

In particular, our specialty plant nutrients:

•	are fully water soluble, allowing their use in hydroponics, fertigation, foliar applications and other advanced agricultural techniques;

•	improve the water use efficiency of crops and help conserve water;

•	are chlorine-free, which prevents chlorine toxicity in certain crops associated with high levels of chlorine in plant nutrients;

•	provide nitrogen in nitric form, thereby allowing crops to absorb nutrients faster than they absorb urea or ammonium-based fertilizers;

•	do not release hydrogen after application, thereby avoiding increased soil acidity;

•	possess trace elements, which promote disease resistance in plants; and

•	are more attractive to customers who prefer products of natural origin.

In 2013, our specialty plant nutrients revenues were US$687.5 million, representing 31% of our total revenues for that year, compared to US$675.4 million for 2012. For the six months ended June 30, 2014 our specialty plant nutrients revenues were US$379.5 million, representing 36% of our total revenues for this period, and were virtually unchanged with respect to the six months ended June 30, 2013.

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Market

The target market for our specialty plant nutrients includes producers of high-value crops such as vegetables, fruits, industrial crops, flowers, cotton and others. Furthermore, we sell specialty plant nutrients to producers of chloride-sensitive crops. Since 1990, the international market for specialty plant nutrients has grown at a faster rate than the international market for commodity-type fertilizers. This is mostly due to: (i) the application of new agricultural technologies such as fertigation and hydroponics, and the increasing use of greenhouses; (ii) the increase in the cost of land and the scarcity of water, which has forced farmers to improve their yields and reduce water use; and (iii) the increase in demand for higher quality crops, such as fruits and vegetables.

Over the last 10 years, the compound annual growth rate for vegetable production per capita was 3.0% while the compound annual growth rate for the world population was only 1.5%.

Worldwide scarcity of water and arable land drives the development of new agricultural techniques to maximize the use of these resources. Irrigation has grown at an average annual rate of 1.5% during the last 20 years (a pace equal with population growth). However, micro-irrigation has grown at 10% per year over the same period. Microirrigation systems, which include drip-irrigation and micro-sprinklers, are the most efficient forms of technical irrigation. Global microirrigation acreage is estimated at 10 million hectares, which represents approximately 3% of total worldwide irrigated area. These applications require fully water-soluble plant nutrients. Our nitrate-based specialty plant nutrients provide nitrogen in nitric form, which helps crops absorb these nutrients faster than they absorb urea- or ammonium-based fertilizers, facilitating a more efficient application of nutrients to the plant and thereby increasing the crop’s yield and improving its quality.

Our products

Potassium nitrate, sodium potassium nitrate and specialty blends are higher margin products derived from, or consisting of, sodium nitrate, and they are all produced in crystallized or prilled form. Specialty blends are produced using our own specialty plant nutrients and other components at blending plants operated by us or our affiliates and related companies in Chile, the United States, Mexico, United Arab Emirates, South Africa, Spain, Turkey, China, India, Thailand, Brazil and Peru.

The following table shows our sales volumes of and revenues from specialty plant nutrients for the periods set forth below:

	Year ended December 31,			Six months ended June 30,
(in Th. MT)	2013	2012	2011	2014	2013
Potassium nitrate and sodium potassium nitrate.	512.6	469.3	551.1	303.8	312.0
Blended and other specialty plant nutrients(1)	308.9	286.5	276.0	134.7	127.0
Sodium nitrate	26.4	24.4	22.2	12.3	18.4
Revenue (in millions of U.S. dollars)	687.5	675.4	721.7	379.5	378.6
(1)	Includes blended and other specialty plant nutrients. It also includes Yara’s products sold pursuant to our commercial agreement.

Marketing and customers

In 2013, we sold our specialty plant nutrients in close to 90 countries. During the same year, sales of our specialty plant nutrients were as per the table below. No single customer represented more than 10% of our specialty plant nutrient sales during 2013, and we estimate that our 10 largest customers accounted in the aggregate for approximately 23% of sales during that period.

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The following table shows the geographical break down of our sales for the periods set forth below:

	Year ended December 31,			Six months ended June 30,
	2013	2012	2011	2014	2013
North America	27%	27%	25%	32%	27%
Europe	20%	17%	35%	24%	23%
Central and South America	32%	38%	30%	28%	29%
Asia and others	21%	18%	10%	16%	21%

We sell our specialty plant nutrition products outside Chile mainly through our own worldwide network of representative offices and through our distribution affiliates.

We maintain stocks of our specialty plant nutrients in the main markets of the Americas, Asia, Europe, the Middle East and Africa in order to facilitate prompt deliveries to customers. In addition, we sell specialty plant nutrition products directly to some of our large customers. Sales are made pursuant to spot purchase orders and short-term contracts.

In connection with our marketing efforts, we provide technical and agronomical assistance and support to some of our customers. By working closely with our customers, we are able to identify new, higher-value-added products and markets. Our specialty plant nutrients products are used on a wide variety of crops, particularly value-added crops, where the use of our products enables our customers to increase yield and command a premium price. In 2013, we launched the global Speedfol™ Crop SP project in order to promote a range of crop-specific, predominantly potassium nitrate-based, locally-produced, water-soluble NPK formulations for foliar spray applications. The Speedfol™ Crop SP project has a duration of five years and targets a variety of crops such as cereals grains, rice, citrus, mango, cotton, soybean and coffee, in countries such as Brazil, China, India, Mexico, South Africa and the Unites States of America. Scientifically proven benefits of Speedfol™ Crop SP applications include increased yields, better quality (e.g., larger-sized fruits) and reduced crop losses (e.g., less premature fruit drop, less lodging incidence in cereals).

Our customers are located in both the northern and southern hemispheres. Consequently, we do not believe there are any seasonal or cyclical factors that can materially affect the sales of our specialty plant nutrient products.

Joint ventures and agreements

From time to time we evaluate opportunities to expand in our current core businesses, including our specialty plant nutrients business, or within new businesses in which we believe we may have sustainable competitive advantages, both within and outside Chile. Consistent with our business strategy, we evaluate potential acquisitions, joint ventures and alliances in our core businesses with companies outside of Chile and Latin America, including in emerging markets.

In November 2001, we signed an agreement with Yara. This agreement allows us to make use of Yara’s distribution network in countries where its presence and commercial infrastructure are larger than ours. Similarly, in those markets where our presence is larger, both our specialty plant nutrients and Yara’s are marketed through our offices. Both parties, however, maintain an active control over the marketing of their own products.

In 2005, SQM acquired 100% of the shares of Kefco, which has a urea phosphate plant located in Dubai. Urea phosphate is a specialty plant nutrient that is used primarily in drip irrigation systems. The plant has an annual production capacity of 30,000 metric tons.

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In 2005, SQM and Yara formed a joint venture called MISR Specialty Fertilizers, for the production of tailor-made liquid NPK (nitrogen-phosphate-potassium) fertilizers. The plant is located in Egypt and has a production capacity of 80,000 metric tons per year. We sold our stake in this joint venture in 2012.

In May 2008, we signed a commitment letter for a joint venture with Migao for the production and distribution of specialty plant nutrients in China. In 2009, we signed a shareholders agreement in connection with this joint venture. Through the joint venture, we constructed a potassium nitrate plant with a production capacity of 40,000 metric tons per year. The plant began operating in January 2011. This joint venture will enable us to increase our presence in China, which represents one of the most important and fastest-growing markets for the fertilizer industry.

In May 2009, our subsidiary Soquimich European Holdings entered into an agreement with Coromandel Fertilizers Ltd. to create a joint venture for the production and distribution of water soluble fertilizers in India. The agreement established a 50⁄50 contribution to the joint venture. As part of the agreement, a new 15,000 metric ton facility was constructed in the city of Kakinada to produce water soluble fertilizers (NPK grades). This new facility required a total investment of approximately US$2.6 million and began operating in January 2012.

In December 2009, we signed an agreement with the French Roullier Group to form the joint venture SQM VITAS. This agreement joins two of the largest companies in the businesses of specialty plant nutrients, specialty animal nutrition and professional hygiene. Peru, Brazil and South Africa are the main focus markets of this joint venture and Dubai is the main productive unit. As part of the agreement, our phosphate plant located in Dubai became part of this joint venture.

In the second half of 2011, we effected a corporate reorganization whereby our subsidiary Soquimich European Holding B.V. acquired a 66.6% ownership in Fertilizantes Naturales S.A. (later renamed SQM Iberian S.A.) from Nutrisi Holding N.V. Soquimich European Holding B.V. owned a non-controlling 50% stake in Nutrisi Holding N.V. which was sold following this acquisition. The effect of these transactions has been that we indirectly control SQM Iberian S.A. through Soquimich European Holding B.V. SQM Iberian S.A. sells and distributes fertilizers, primarily in Spain.

In 2012, SQM VITAS started the construction of new plants in Brazil (Candeias), Peru and South Africa (Durban) and in 2013, in Spain, for the production of water soluble fertilizers containing different relative amounts of nitrogen, phosphorus and potassium, and at times, smaller amounts of other chemicals. The Brazilian plant (Candeias Industrial Complex) began operating in March 2012.

Between 2010 and 2012, we continued to expand our production capacity of potassium products in our operations in the Salar de Atacama. In 2011, we completed the construction of a new potassium nitrate facility in Coya Sur, increasing our overall production capacity of potassium nitrate by 300,000 metric tons. In addition, as mentioned above, we entered into a joint venture with Migao in 2008 for the construction of a potassium nitrate plant with a production capacity of 40,000 metric tons per year that began operating in January 2011.

In 2010 we entered into a joint venture for the production of water soluble NPK in China, with a capacity of 15,000 metric tons.

During 2013, the marketing activities of our joint ventures integrated in SQM (Beijing). This change aims to enhance the efficiency of distribution channels for fertilizer products by consolidating marketing into a unified brand and management team, thus reducing costs. In addition, our strategy in this segment is to increase production of water-soluble fertilizers and extend our technologies for applications in order to increase popularity and expand the use of these products.

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On March 8, 2013, SQM VITAS acquired the Controlled Release Fertilizer (“CRF”) Technology and Plantacote® business and brand name from AGLUKON. Plantacote® is highly efficient in nutrient utilization and is environmentally friendly due to prevention of leaching, volatilization and fixation of nutrients in the soils as well as the degradation of the coating by microorganisms after complete nutrient release. The unique coating technology and quality standards make Plantacote® very reliable for growing high-quality plants. This new global facility will produce both premium and standard CRFs under the Plantacote® brand name in order to supply worldwide customers that are active in horticulture, agriculture, turf, growing media and consumer markets. Due to this acquisition, SQM VITAS will be able to further expand its current product portfolio of specialty plant nutrition solutions for the benefit of its customers.

Fertilizer sales in Chile

We market specialty plant nutrition products in Chile through our subsidiary Soquimich Comercial S.A., either as a standalone product or in blends with other imported products, in particular triple super phosphate (TSP) and diammonium phosphate (DAP).

Soquimich Comercial S.A. sells commodities fertilizers to farmers in Chile and specialty plant nutrition products principally for use in the production of sugar beets, cereals, industrial crops, potatoes, grapes and other fruits. Most of the fertilizers that Soquimich Comercial S.A. imports are purchased on a spot basis from different countries in the world, including China, Mexico and Venezuela.

All contracts and agreements between Soquimich Comercial S.A. and its suppliers of imported fertilizers generally contain standard and customary commercial terms and conditions. During the preceding 10 years, Soquimich Comercial S.A. has experienced no material difficulties in obtaining adequate supplies of such fertilizers at satisfactory prices.

Soquimich Comercial S.A.’s sales of fertilizers represented approximately 30% of total fertilizer sales in Chile during 2013. Soquimich Comercial S.A.’s consolidated revenues were US$230 million and US$256 million in 2013 and 2012, respectively. Soquimich Comercial S.A.’s consolidated revenues were US$66 million and US$79 million during the six months ended June 30, 2014 and June 30, 2013, respectively.

Competition

We believe we are the world’s largest producer of sodium and potassium nitrate for agricultural use. Our sodium nitrate products compete indirectly with specialty and commodity-type substitutes, which may be used by some customers instead of sodium nitrate depending on the type of soil and crop to which the product will be applied. Such substitute products include calcium nitrate, ammonium nitrate and calcium ammonium nitrate.

In the potassium nitrate market our largest competitor is Haifa Chemicals Ltd. (“Haifa”), in Israel, which is a subsidiary of Trans Resources International Inc. We estimate that sales of potassium nitrate by Haifa accounted for approximately 33% of total world sales during 2013 (excluding sales by Chinese producers to the domestic Chinese market), compared to our share of the market which accounted for approximately 48% of global potassium nitrate sales by volume for the period.

ACF, another Chilean producer, mainly oriented to iodine production, has produced potassium nitrate from caliche ore and potassium chloride since 2005. Kemapco, a Jordanian producer owned by Arab Potash, produces potassium nitrate in a plant located close to the Port of Aqaba, Jordan. In addition, there are several potassium nitrate producers in China, the largest of which are Wentong and Migao. Most of the Chinese production is consumed by the Chinese domestic market

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The principal means of competition in the sale of potassium nitrate are product quality, customer service, location, logistics, agronomic expertise and price.

In Chile, our products mainly compete with imported fertilizer. Our specialty plant nutrients, NPK blends, also compete indirectly with lower-priced synthetic commodity-type fertilizers such as ammonia and urea, which are produced by many producers in a highly price-competitive market. Our products compete on the basis of advantages that make them more suitable for certain applications as described above.

In the potassium chloride market we had 3% market share in 2013.

Iodine and its derivatives

We believe we are the world’s largest producer of iodine. In 2013, our revenues from iodine and its derivatives amounted to US$461.0 million, representing 21% of our total revenues in that year. We estimate that our sales accounted for approximately 28% of world iodine sales by volume in 2013.

For the six months ended June 30, 2014, our revenues from iodine and its derivatives were US$183.3 million, representing 17% of our total revenues for this period.

Market

Iodine and its derivatives are used in a wide range of medical, agricultural and industrial applications as well as in human and animal nutrition products. Iodine and its derivatives are used as raw materials or catalysts in the formulation of products such as X-ray contrast media, pharmaceuticals, antiseptics and disinfectants, pharmaceutical intermediates, polarizing films for LCD/LED screens, chemicals, herbicides, organic compounds and pigments. Iodine is also added in the form of potassium iodate or potassium iodide to edible salt to prevent iodine deficiency disorders. We have seen consistent growth in the iodine market over the last 10 years, with the exception of 2009, which was affected by the global financial crisis, with demand being led by uses related to X-ray contrast media and pharmaceuticals. During 2013, iodine demand only saw a moderate increase compared to 2012 as a consequence of high prices and stock optimization. We estimate that the global market size in 2013 was around 31 thousand metric tons, with close to 60% of supply coming from Chilean producers, including us. Increased supply entered the market in 2012 and 2013.

Our products

We produce iodine in the Nueva Victoria plant, near Iquique, and Pedro de Valdivia plant, close to María Elena. We have a total production capacity of 12,500 metric tons /year of iodine, including the Iris plant, next to the Nueva Victoria plant, which remained idle during 2013.

Through ASG, we produce organic and inorganic iodine derivatives. ASG was established in the mid-1990s, and has production plants in the United States, Chile and France. ASG is the world’s leading inorganic and organic iodine derivatives producer.

Consistent with our business strategy, we are constantly working on the development of new applications for our iodine-based products, pursuing a continuing expansion of our businesses and maintaining our market leadership.

We manufacture our iodine and its derivatives in accordance with international quality standards and have qualified our iodine facilities and production processes under the ISO-9001:2008 program, providing third party certification of the quality management system and international quality control standards that we have implemented.

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The following table shows our total sales and revenues from iodine and its derivatives for the periods set forth below:

	Year ended December 31,			Six months ended June 30,
(in Th. MT)	2013	2012	2011	2014	2013
Iodine and its derivatives	9.3	11.0	12.2	4.5	5.0
Revenue (in millions of U.S. dollars)	461.0	578.1	454.5	183.3	254.6

Our revenues from iodine and its derivatives decreased from US$578.1 million in 2012 to US$461.0 million in 2013. This decrease was primarily attributable to slower demand growth than seen in previous years, and supply outpacing demand.

Marketing and customers

In 2013, we sold our iodine products to approximately 300 customers in over 70 countries and most of our sales were exports: 36% was sold to customers in Europe, 35% to customers in North America, 25% to customers in Asia and other regions and 4% to customers in Central and South America. No single customer accounted for more than 13% of our iodine sales in 2013, and we estimate that our 10 largest customers accounted in the aggregate for approximately 50% of sales

The following table shows the geographical breakdown of our sales for the periods set forth below:

	Year ended December 31,			Six months ended June 30,
	2013	2012	2011	2014	2013
North America	35%	36%	32%	32%	33%
Europe	36%	30%	42%	34%	37%
Central and South America	4%	3%	3%	3%	3%
Asia and others	25%	31%	23%	31%	27%

We sell iodine through our own worldwide network of representative offices and through our sales, support and distribution affiliates. We maintain inventories of iodine at our facilities throughout the world to facilitate prompt delivery to customers. Iodine sales are made pursuant to spot purchase orders or within the framework of supply agreements. Supply agreements generally specify annual minimum and maximum purchase commitments, and prices are adjusted periodically, according to prevailing market prices.

Competition

The world’s main iodine producers are based in Chile, Japan and the United States. Iodine is also produced in Turkmenistan, Azerbaijan, Indonesia, Russia and China.

Iodine production in Chile starts from a unique mineral ore known as caliche ore, whereas in Japan, the United States, Turkmenistan, Azerbaijan, Indonesia and Russia producers extract iodine from underground brines that are mainly obtained together with the extraction of natural gas and petroleum. In China, iodine is extracted from seaweed.

Six Chilean companies (SQM; Atacama Chemical S.A. (Cosayach), controlled by the Chilean holding Inverraz S.A.; ACF Minera S.A. owned by the Chilean family De Urruticoechea; Algorta Norte S.A., a joint venture between ACF Minera S.A. and Toyota Tsusho; SCM Bullmine; and RB Energy, a joint-venture between the Canadian companies Sirocco Mining and Canada Lithium) accounted for approximately 56% of global iodine sales in 2013 (28% by SQM and 28% by the other five Chilean producers).

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We estimate that eight Japanese iodine producers accounted for approximately 31% of global iodine sales in 2013, including recycled iodine.

We estimate that iodine producers in the United States (one of which is owned by Ise Chemicals Ltd., a Japanese company) accounted for 5% of world iodine sales in 2013.

Iodine recycling is an increasing trend worldwide. Several Japanese producers have recycling facilities where they recover iodine and its derivatives from iodine waste streams. Iodine recycling, mainly related to LCD consumption, has increased over the past few years and currently represents approximately 17% of world iodine sales. It is estimated that approximately 70% to 75% of the world recycling was done by Japanese iodine producers.

We, through ASG, are also actively participating in the iodine recycling business using iodinated side-streams from a variety of chemical processes in Europe, the United States and Asia.

The prices of iodine and iodine derivative products are determined by market conditions. World iodine prices vary depending upon, among other things, the relationship between supply and demand at any given time. As a result of new supply from other Chilean producers, our annual average iodine sales prices decreased to US$50 per kilogram in 2013.

Demand for iodine varies depending upon overall levels of economic activity and the level of demand in the medical, pharmaceutical, industrial and other sectors that are the main users of iodine and iodine-derivative products. Certain substitutes for iodine are available for certain applications, such as antiseptics and disinfectants, which could represent a cost-effective alternative to iodine depending on prevailing prices. We believe that some substitution has taken place during 2012 and 2013.

The main factors of competition in the sale of iodine and iodine derivative products are reliability, price, quality, customer service and the price and availability of substitutes. We believe we have competitive advantages compared to other producers due to the size and quality of our mining reserves and the available production capacity. We believe our iodine is competitive with that produced by other manufacturers in certain advanced industrial processes. We also believe we benefit competitively from the long-term relationships we have established with our largest customers.

Lithium and its derivatives

We believe we are the leading producer of lithium carbonate and one of the world’s largest producers of lithium hydroxide. In 2013, our revenues from lithium and its derivatives amounted to US$196.5 million, representing 9% of our total revenues. We estimate that our sales accounted for approximately 27% of the sale of global lithium chemicals sales in volume.

For the six months ended June 30, 2014, our revenues from lithium and its derivatives were US$104.1 million, representing approximately 10% of our total revenues for this period.

Market

Lithium carbonate is used in a variety of applications, including electrochemical materials for batteries, ceramic and enamel frits, heat resistant glass (ceramic glass), primary aluminum smelting process, air conditioning chemicals, continuous casting powder for steel extrusion, synthesis of pharmaceuticals and lithium derivatives.

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Lithium hydroxide is primarily used as a raw material in the lubricating grease industry, as well as in the dyes and electrochemical material for batteries.

During 2013, lithium chemicals demand increased 4% reaching 130 thousand metric tons, with close to 50% supplied by Chilean producers. We expect energy storage applications to continue driving demand growth over the next few years.

Our products

We produce lithium carbonate at the Salar del Carmen facilities, near Antofagasta, Chile, from solutions with high concentrations of lithium, in the form of lithium chloride, coming from the potassium chloride production at the Salar de Atacama. The annual production capacity of our lithium carbonate plant is 48,000 metric tons per year. We believe that the technologies we use, together with the high concentrations of lithium and unique characteristics of the Salar de Atacama, such as high evaporation rate and concentration of other minerals, allow us to be one of the lowest cost producers worldwide. Solutions of lithium chloride are also sold directly to the market.

We also produce lithium hydroxide at our facilities at the Salar del Carmen, next to the lithium carbonate operation. The lithium hydroxide facility has a production capacity of 6,000 metric tons per year and is one of the largest plants in the world.

The following table shows our total sales and revenues from lithium carbonate and its derivatives for the periods set forth below:

	Year ended December 31,			Six months ended June 30,
(in Th. MT)	2013	2012	2011	2014	2013
Lithium and its derivatives	36.1	45.7	40.7	19.6	16.7
Revenue (in millions of U.S. dollars)	196.5	222.2	183.4	104.1	92.4

Our revenues from lithium and its derivatives in 2013 were US$196.5 million, a 11.6% decrease from US$222.2 million in 2012, due to lower sales volumes resulting from an increase in supply in 2013.

Marketing and customers

In 2013, we sold our lithium products to over 300 customers in approximately 50 countries. No single customer accounted for more than 10% of our lithium sales in 2013, and we estimate that our 10 largest customers accounted in aggregate for approximately 50% of sales.

The following table shows the geographical breakdown of our sales for the periods set forth below:

	Year ended December 31,			Six months ended June 30,
	2013	2012	2011	2014	2013
North America	12%	10%	11%	11%	12%
Europe	25%	22%	52%	25%	31%
Central and South America	2%	2%	1%	1%	2%
Asia and others	61%	66%	36%	63%	55%

We sell lithium carbonate and lithium hydroxide through our own worldwide network of representative offices and through our sales, support and distribution affiliates. We maintain inventories of these products at our facilities throughout the world to facilitate prompt delivery to customers. Sales of lithium carbonate and lithium hydroxide are made pursuant to spot purchase orders or within the framework of supply agreements. Supply agreements generally specify annual minimum and maximum purchase commitments, and prices are adjusted periodically, according to prevailing market prices.

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Competition

Our main competitors in the lithium carbonate and lithium hydroxide businesses are Rockwood Lithium (“Rockwood”), a subsidiary of Rockwood Specialties Group Inc. (“Rockwood Specialties”), and FMC Corporation (“FMC”). In addition, a number of Chinese producers together accounted for approximately 40% of the world market in 2013, in terms of volume. The main producer in China is Sichuan Tianqi Lithium Industries (“Tianqi”). Rockwood produces lithium carbonate at its operations in Chile and in Nevada, United States. Its production of downstream lithium products is mostly performed in the United States, Germany and Taiwan. Rockwood and Tianqi are 49-51% partners in Talison Lithium Pty Ltd., an Australian company that produces lithium mineral concentrate in Western Australia. FMC has production facilities in Argentina through Minera del Altiplano S.A., where it produces lithium chloride and lithium carbonate. Production of its downstream lithium products is mostly performed in the United States and the United Kingdom.

We believe that lithium production will increase in the near future, balancing the expected growth in demand. A number of new projects to develop lithium deposits have been announced recently, some of them are already under advanced development and others could materialize in the medium-term.

Potassium

We produce potassium chloride and potassium sulfate by extracting brines from the Salar de Atacama that are rich in potassium chloride and other salts.

Since 2009, our end product capacity has increased to over two million metric tons per year, granting us improved flexibility and market coverage.

In 2013, our revenues from potassium chloride and potassium sulfate amounted to US$606.3 million, representing 28% of our total revenues. We are currently completing projects in the Salar de Atacama, which will enable us to increase production and sales of potassium-based products. For the six months ended June 30, 2014, our revenues from potassium chloride and potassium sulfate were US$299.6 million, representing 28% of our total revenues for this period.

Potassium is one of the three macronutrients that a plant needs to develop. Although potassium does not form part of a plant’s structure, it is essential to the development of its basic functions. Potassium chloride is the most commonly used potassium-based fertilizer. It is used to fertilize crops that can tolerate relatively high levels of chloride, and to fertilize crops that are grown under conditions with sufficient rainfall or irrigation practices that prevent chloride from accumulating to excess levels in the rooting systems of the plant.

Some benefits that may be obtained through the use of potassium are:

•	increased yield and quality;

•	increased production of proteins;

•	increased photosynthesis;

•	intensified transport and storage of assimilates;

•	prolonged and more intense assimilation period;

•	improved water efficiency;

•	regulated opening and closure of stomata; and

•	synthesis of lycopene.

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Potassium chloride is also an important component for our specialty plant nutrition product line, where it is used as a raw material to produce potassium nitrate.

Market

During the last decade, the potassium chloride market has experienced rapid growth due to several key factors such as a growing world population, higher demand for protein-based diets and less arable land. All of these factors have contributed to growing demand for fertilizers and, in particular, potassium chloride, as efforts are being made to maximize crop yields and use resources more efficiently. For the last 10 years, the compound annual growth for the global potassium chloride market was approximately 1.6%.

According to the most recent studies prepared by the International Fertilizer Industry Association in 2010-2011, cereals received 10.3 metric tons of K2O, (i.e., 37.4% of world potassium consumption, with a low contribution of wheat (6.2%) compared to rice (12.6%) and maize (14.9%)). In contrast, oilseeds represented 19.8% of the total (5.4 metric tons of K2O), with more than four fifths being applied to soybean (9.0%) and oil palm (7.2%) together. Potassium fertilizer use on fiber crops and roots and tubers was modest (2.8 and 3.8%, respectively) compared to sugar crops (7.7%) and fruits and vegetables (16.6%). The remaining 11.8% were applied to other crops.

Demand in the potassium chloride market increased in 2013. We estimate that demand reached the level of 54 million metric tons for potassium chloride during 2013, an increase of approximately 6% as compared to 2012. After unfavorable farming conditions in several countries during 2012, production had to increase in order to meet demand (in a year with historical low inventory levels). We expect the potassium chloride market to maintain its growth trend to up to 57 million metric tons during 2014.

Average prices in the potassium market decreased significantly during 2013 due to unusual events. Uralkali, a leading company in the potash market, abandoned the business arrangement that it held with BPC and generated market uncertainty which affected the commodity’s price levels. In the first half of 2014, the market saw major industry contracts close at significantly lower prices than previous years.

Our products

Potassium chloride differs from our specialty plant nutrition products because it is a commodity fertilizer and contains chloride. We offer potassium chloride in two grades: standard and compacted. Potassium sulfate is considered a specialty fertilizer and we offer three grades: standard, compacted and soluble.

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The following table shows our sales volumes of and revenues from potassium chloride and potassium sulfate for the periods set forth below:

	Year ended December 31,			Six months ended June 30,
(in Th. MT)	2013	2012	2011	2014	2013
Potassium chloride and potassium sulfate	1,434.9	1,209.5	1,103.4	837.7	681.3
Revenue (in millions of U.S. dollars)	606.3	605.1	555.7	299.6	317.0

Marketing and customers

In 2013, we sold potassium chloride and potassium sulfate in approximately 70 countries. No single customer accounted for more than 20% of our sales of potassium chloride and potassium sulfate in 2013, and we estimate that our 10 largest customers accounted in the aggregate for approximately 53% of such sales.

The following table shows the geographical breakdown of our sales for the periods set forth below:

	Year ended December 31,			Six months ended June 30,
	2013	2012	2011	2014	2013
North America	17%	15%	12%	24%	22%
Europe	16%	21%	40%	15%	22%
Central and South America	44%	47%	35%	41%	38%
Asia and others	23%	17%	13%	20%	18%

Competition

The prices in the potassium chloride market declined during the second half of 2013 as a result of the unexpected announcement made by the Russian company, Uralkali, on July 30, 2013, that it was terminating its participation in BPC. As a result of the termination of Uralkali’s participation in BPC, there was increased price competition in the market. We believe that world market demand is the most important indicator when assessing pricing and the overall future of the potash market. We remain confident that total potash demand levels in 2014 will surpass levels recorded during 2013, which could lead to a positive change in the prices.

We estimate that we accounted for less than 3% of global sales of potassium chloride in 2013. Our main competitors are Uralkali, PCS, Belaruskali and Mosaic. We believe that in 2013 the leading producer in the market was Uralkali Group, which accounted for approximately 18% of global sales. PCS and Mosaic, accounted each 15% and 14% respectively, and Belaruskali, who accounted for approximately 13% of global sales.

In the potassium sulfate market, we have several competitors, of which the most important are K+S KALI GmbH (Germany), Tessenderlo Chemie (Belgium) and Great Salt Lake Minerals Corp. (United States). We believe that these three producers account for approximately 40% of the world production of potassium sulfate.

Industrial chemicals

In addition to producing sodium and potassium nitrate for agricultural applications, we produce three grades of sodium and potassium nitrate for industrial applications: industrial, technical and refined grades. The three grades differ mainly in their chemical purity. We enjoy certain operational flexibility when producing industrial sodium and potassium nitrate because they are produced from the same process as their equivalent agricultural grades, needing only an additional step of purification. We may, with certain constraints, shift production from one grade to the other depending on market conditions. This flexibility allows us to maximize yields and to reduce commercial risk.

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In addition to producing industrial nitrates, we produce and market other industrial chemicals such as boric acid, a by-product of the production of potassium sulfate, and industrial-grade potassium chloride, both of which are sold into industrial markets in crystalline form.

In 2013, our revenues from industrial chemicals were US$154.0 million, representing 7% of our total revenues for that year. For the six months ended June 30, 2014, our revenues from industrial chemicals were US$60.6 million, representing 6% of our total revenues for this period.

Market

Industrial sodium and potassium nitrates are used in a wide range of industrial applications, including the production of glass, ceramics, explosives, charcoal briquettes, metal treatments and various chemical processes. In addition, this product line enjoys long-term growth potential from industrial nitrates for thermal storage in solar energy projects. Solar salts for this specific application contain a blend of 60% sodium nitrate and 40% potassium nitrate by weight ratio. Boric acid is primarily used as raw material in the manufacturing of glass, fiberglass, ceramic and enamel frits, and LCD flat panel displays.

Potassium chloride is a basic chemical used to produce potassium hydroxide, and is used as an additive in oil drilling as well as in food processing, among others uses.

Our products

The following table shows our sales volumes of industrial chemicals and total revenues for the periods set forth below:

	Year ended December 31,			Six months ended June 30,
(in Th. MT)	2013	2012	2011	2014	2013
Industrial nitrates	173.5	277.7	181.2	73.4	121.3
Boric acid	2.0	1.8	2.4	0.3	0.7
Revenue (in millions of U.S. dollars)	154.0	245.2	139.5	60.6	109.8

Our revenues from industrial chemicals decreased from US$245.2 million in 2012 to US$154.0 million in 2013, primarily as a result of a decrease in demand for solar salts for new alternative energy projects that utilize industrial grade sodium and potassium nitrate solar thermal energy.

Marketing and customers

We sold our industrial nitrate products in over 50 countries in 2013, with 45% percent of our sales of industrial chemicals to customers in North America, 34% to customers in Europe, 12% to customers in Central and South America and 9% to customers in Asia and other regions. No single customer accounted for more than 22% of our sales of industrial chemicals in 2012, and we estimate that our 10 largest customers accounted in the aggregate for approximately 59% of such sales.

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The following table shows the geographical breakdown of our sales for the periods set forth below:

	Year ended December 31,			Six months ended June 30,
	2013	2012	2011	2014	2013
North America	45%	49%	22%	31%	47%
Europe	34%	35%	51%	47%	37%
Central and South America	12%	10%	17%	10%	9%
Asia and others	9%	6%	10%	12%	7%

We sell our industrial chemical products mainly through our own worldwide network of representative offices and through our sales and distribution affiliates. We maintain inventories of our different grades of sodium nitrate and potassium nitrate products at our facilities in Europe, North America, South Africa and South America to achieve prompt deliveries to customers. Our research and development team, together with our foreign affiliates, provides technical support to our customers and continuously works with them to develop new products or applications for our products.

Competition

We believe we are the world’s largest producer of sodium and potassium nitrate for industrial use. In the case of industrial sodium nitrate, we estimate that our sales represented close to 50% of world demand in 2013 (excluding China and India internal demand, for which we believe reliable estimates are not available). Our competitors are mainly based in Europe and Asia, producing sodium nitrate as a by-product of other production processes. In refined grade sodium nitrate, BASF AG, a German corporation and several producers in China and Eastern Europe are highly competitive in the European and Asian markets. Our industrial sodium nitrate products also compete indirectly with substitute chemicals, including sodium carbonate, sodium hydroxide, sodium sulfate, calcium nitrate and ammonium nitrate, which may be used in certain applications instead of sodium nitrate and are available from a large number of producers worldwide.

Our main competitor in the industrial potassium nitrates business is Haifa Chemicals, an Israeli company, which we estimate had a 23% of the market share. We estimate that our market share was approximately 28% for 2013.

Producers compete in the market for industrial sodium and potassium nitrate based on reliability, product quality, price and customer service. We believe that we are a low cost producer of both products and are able to produce high quality products.

In the potassium chloride and boric acid markets, we are a relatively small producer mainly supplying regional needs.

Other products

A large part of our other revenue is related to fertilizer trading, usually commodities. These fertilizers are traded in large volumes worldwide. We have developed a trade, supply, and inventory management business that allows us to respond quickly and effectively to the changing fertilizer market in which we operate and profit on these trades.

Production process

Our integrated production process can be classified according to our natural resources:

•	caliche ore deposits, which contain nitrates and iodine; and

•	salar brines, which contain potassium, lithium, sulfate, boron and magnesium.

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Caliche ore deposits

Caliche ore deposits are located in northern Chile. During 2013, we operated three mines in this region: Pedro de Valdivia, El Toco (mining site of Maria Elena production facilities) and Nueva Victoria. In December 2013, mining operations at El Toco were temporarily suspended in an effort to optimize our production facilities with lower production costs.

Caliche ore is found under a layer of barren overburden in seams with variable thickness from one meter to five meters, and with the overburden varying in thickness between zero and two meters.

Before proper mining begins, a full exploration stage is carried out, including full geological reconnaissance, sampling and drilling caliche ore to determine the features of each deposit and its quality. Drill-hole samples are properly identified and tested at our chemical laboratories. With the exploration information on a closed grid pattern of drill holes, the ore evaluation stage provides information for mine planning purposes. Mine planning is done on a long-term basis (10 years), medium-term basis (three years) and short-term basis (one year). After drill holes are made, information is updated to offer the most accurate ore supply schedule to the processing plants.

The mining process generally begins with bulldozers first ripping and removing the overburden in the mining area. This process is followed by production drilling and blasting to break the caliche seams. Front-end loaders load the ore on off-road trucks. In the Pedro de Valdivia mine, trucks deliver the ore to stockpiles next to rail loading stations. The stockpiled ore is later loaded onto railcars that take the mineral to the processing facilities.

At the Pedro de Valdivia facility, the ore is crushed and leached to produce concentrated solutions containing the nitrate and iodine. The crushing of the ore produces a coarse fraction that is leached in a vat system and a fine fraction that is leached by agitation. These are followed by liquid-solid separation, where solids precipitate as sediment and liquids containing nitrate and iodine are sent to be processed. In Nueva Victoria the run of mine ore is loaded in heaps and leached with water to produce concentrated solutions.

Caliche ore-derived products

Caliche ore-derived products are: sodium nitrate, potassium nitrate, sodium potassium nitrate, iodine and its derivatives.

Sodium nitrate

During 2013, sodium nitrate for both agricultural and industrial applications was produced at the Pedro de Valdivia facility using the Guggenheim method, which was originally patented in 1921, and is based on a closed-circuit method of leaching vats. This process uses heated brines to leach the crushed caliche in vats and selectively dissolve the contents. The concentrated solution is then cooled, producing sodium nitrate crystals, which can then be separated from the brine using basket centrifuges. After the crystallization process, the brine is pumped to the iodine facilities, where the iodide is separated in a solvent extraction plant. The brine is returned to the vat leaching process. The fine fraction of caliche’s crushing process is leached at ambient temperature with water, producing a weak solution that is pumped to the iodine facilities. After a solvent extraction process, the brine is pumped to solar evaporation ponds in Coya Sur, 15 km south of María Elena.

Our total current crystallized sodium nitrate production capacity at the Pedro de Valdivia facility is approximately 500,000 metric tons per year. Crystallized sodium nitrate is processed further at the Coya Sur and María Elena production plants to produce potassium nitrate in different qualities, sodium potassium nitrate and/or crystallized or prilled nitrates (potassium or sodium), which are transported to our port facilities in Tocopilla by railway for shipping to customers and distributors worldwide.

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Potassium nitrate

Potassium nitrate is produced at our Coya Sur facility using a production process developed by us. The brine leached with the fine fraction process at Pedro de Valdivia and the brines produced by heap leaching process in Maria Elena are pumped to Coya Sur’s solar evaporation ponds for a nitrate concentration process. After the nitrate concentration process, the brine is pumped to a conversion plant where potassium salts are added and where a chemical reaction begins and produces brine with dissolved potassium nitrate. This brine is pumped to a crystallization plant, which crystallizes the potassium nitrate by cooling it and separating it from the liquid by centrifuge.

Concentrated nitrate salts were produced at Pampa Blanca until March 2010, and are currently produced at Nueva Victoria by leaching caliche ore in heaps in order to extract solutions that are rich in iodine and nitrates. These solutions are then sent to plants where iodine is extracted through both solvent-extraction and blow out processes. The remaining solutions are subsequently sent to solar evaporation ponds where the solutions are evaporated and rich nitrate salts are produced. These concentrated nitrate salts are then sent to Coya Sur where they are used to produce potassium nitrate.

Our current potassium nitrate production capacity at Coya Sur is approximately 1,000,000 metric tons per year. A new potassium nitrate plant began operations in 2011. During 2013, we produced approximately 247,000 tons and for 2014, we expect to produce close to 260,000 tons of potassium nitrate at this plant. This new plant was designed to use raw material salts harvested in Nueva Victoria and potassium salts from the Salar de Atacama.

The nitrates produced in crystallized or prilled form at Coya Sur have been certified by TÜV-Rheiland under the quality standard ISO 9001:2008. Potassium nitrate produced at Coya Sur and María Elena is transported to Tocopilla for shipping to customers and distributors.

Sodium potassium nitrate

Sodium potassium nitrate is a mixture of approximately two parts sodium nitrate per one part potassium nitrate. We produce sodium potassium nitrate at our Coya Sur and María Elena prilling facilities using standard, non-patented production methods we have developed. Crystallized sodium nitrate is mixed with the crystallized potassium nitrate to make sodium potassium nitrate, which is then prilled. The prilled sodium potassium nitrate is transported to Tocopilla for bulk shipment to customers.

The production process for sodium potassium nitrate is basically the same as that for sodium nitrate and potassium nitrate. With certain production restraints and following market conditions we may supply sodium nitrate, potassium nitrate or sodium potassium nitrate either in prilled or crystallized form.

Iodine and its derivatives

We produce iodine at our Pedro de Valdivia, Maria Elena and Nueva Victoria facilities. During 2013, iodine was produced by extracting it from the solutions resulting from the heap leaching of caliche ore at María Elena and Nueva Victoria, including the Iris facility as part of the Nueva Victoria facility, and from the vat leaching of caliche ore at the Pedro de Valdivia facilities. Production of iodine at the Iris plant was stopped in October 2013.

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As in the case of nitrates, the process of extracting iodine from the caliche ore is well established, but variations in the iodine and other chemical contents of the treated ore and other operational parameters require a high level of know-how to manage the process effectively and efficiently.

The solutions resulting from the leaching of caliche carry iodine in iodate form. Part of the iodate solution is reduced to iodide using sulfur dioxide, which is produced by burning sulfur. The resulting iodide is combined with the rest of the untreated iodate solution to release elemental iodine in low concentrations. The iodine is then extracted from the aqueous solutions and concentrated as iodide form using a solvent extraction and stripping plant in the Pedro de Valdivia and Nueva Victoria facilities and using a blow out plant in Iris. The concentrated iodide is oxidized to solid iodine, which is then refined through a smelting process and prilled. We have obtained patents in the United States and recently in Chile under the Chilean patent number 47,080, for our iodine prilling process.

Prilled iodine is tested for quality control purposes, using international standard procedures that we have implemented, then packed in 20 to 50 kilogram drums or 350 to 700 kilogram maxibags and transported by truck to Antofagasta or Iquique for export. Our iodine and its derivatives production facilities have qualified under the new ISO-9001:2008 program, providing third-party certification—by TÜV-Rheiland—of the quality management system. The last recertification process was approved in February 2011. Iodine from the Iris plant was certified under ISO-9001:2008 in April 2012.

Our total iodine production in 2013 was approximately 10,757 metric tons: approximately 6,119 metric tons from Nueva Victoria and Iris, 3,165 metric tons from Pedro de Valdivia, and 1,474 metric tons from María Elena. The Nueva Victoria facility is also used for recycling iodine from the potassium iodide contained in the LCD waste solutions imported mainly from Korea. Nueva Victoria is also equipped to toll iodine from iodide delivered from other SQM facilities. We have the flexibility to adjust our production according to market conditions. Our total current production capacity at our iodine production plants is approximately 12,500 metric tons per year.

We use a portion of the produced iodine to manufacture inorganic iodine derivatives, which are intermediate products used for manufacturing agricultural and nutritional applications, at facilities located near Santiago, Chile. We also produce inorganic and organic iodine derivative products together with Ajay, which purchases iodine from us. In the past, we have primarily marketed our iodine derivative products in South America, Africa and Asia, while Ajay and its affiliates have primarily sold their iodine derivative products in North America and Europe.

In September 2010, the National Environmental Commission of Chile (Comisión Nacional del Medioambiente, or “CONAMA”) approved the environmental study of our Pampa Hermosa project in the Region of Tarapacá in Chile. This approval allowed us to increase the production capacity of our Nueva Victoria operations from 4,500 to 11,000 metric tons of iodine per year and to produce up to 1.2 million metric tons of nitrates, mine up to 33 million metric tons of caliche per year and use new water rights of up to 570.8 liters per second. During 2012, we made investments in order to increase the water capacity in the Nueva Victoria operations from two water sources approved by the environmental study of Pampa Hermosa, expand the capacity of solar evaporation ponds and to implement new areas of mining and collection of solutions. Additional expansions may be done from time to time in the future, depending on market conditions.

In October 2013, the National Assessment Comission (Comisión de Evaluación Ambiental, or “CEA”) approved the environmental study for the expansion of our Pampa Blanca operations. This project will expand our areas of extraction of caliche ore in the region of Antofagasta, increasing production capacity by 10,000 tons of iodine and 1.3 million tons of nitrates per year. The project envisions the construction of a pipeline from the Pacific Ocean to the mining site.

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Salar de Atacama brine deposits

The Salar de Atacama, located approximately 250 kilometers east of Antofagasta, is a salt-encrusted depression in the Atacama desert, within which lies an underground deposit of brines contained in porous sodium chloride rock fed by an underground inflow from the Andes mountains. The brines are estimated to cover a surface of approximately 2,800 square kilometers and contain commercially exploitable deposits of potassium, lithium, sulfates and boron. Concentrations vary at different locations throughout the Salar de Atacama. Our production rights to the Salar de Atacama are pursuant to the Lease Agreement with Corfo, which expires in 2030. The Lease Agreement permits the CCHEN to establish a total accumulated extraction limit of 180,100 tons of lithium extraction in the aggregate for all periods. More than halfway through the term of the Lease Agreement, we have extracted less than half of the total accumulated extraction limit of lithium. See “—Legal proceedings—Corfo arbitral claims.”

Brines are pumped from depths of 1.5 to 60 meters below surface, through a field of wells that are located in areas of the Salar de Atacama that contain relatively high concentrations of potassium, lithium, sulfate, boron and other minerals.

We process these brines to produce potassium chloride, potassium sulfate, lithium carbonate, lithium hydroxide, lithium chloride, boric acid and bischofite (magnesium chloride).

Potassium chloride

We use potassium chloride in the production of potassium nitrate. Production of our own supplies of potassium chloride provides us with substantial raw material cost savings.

In order to produce potassium chloride, brines from the Salar de Atacama are pumped to solar evaporation ponds. Evaporation of the brines results in a complex crystallized mixture of salts of potassium, sodium and magnesium. Waste sodium chloride salts are removed by precipitation. After further evaporation, the sodium and potassium salts are harvested and sent for treatment at one of the potassium chloride plants where potassium chloride is separated by a grinding, flotation, and filtering process. Potassium salts also containing magnesium are harvested and sent for treatment at one of the cold leach plants where magnesium is removed. Potassium chloride is transferred for approximately 300 kilometers to our Coya Sur facilities via a dedicated truck transport system, where it is used in the production of potassium nitrate. We sell potassium chloride produced at the Salar de Atacama in excess of our needs to third parties. All of our potassium-related plants in the Salar de Atacama currently have a production capacity in excess of up to 2.6 million metric tons per year. Actual production capacity will depend on volume, metallurgical recovery rates and quality of the mining resources pumped from the Salar de Atacama. We expect to finish expansion capacity of compacted potassium chloride to 1.4 million metric tons per year during 2014.

The by-products of the potassium chloride production process are (i) brines remaining after removal of the potassium chloride, which are used to produce lithium carbonate as described below, with the excess amount being reinjected into the Salar de Atacama; (ii) sodium chloride, which is similar to the surface material of the Salar de Atacama and is deposited at sites near the production facility; and (iii) other salts containing magnesium chloride.

The by-products of the potassium chloride production process are (i) brines remaining after removal of the potassium chloride, which are used to produce lithium carbonate as described below, with the excess amount being reinjected into the Salar de Atacama; (ii) sodium chloride, which is similar to the surface material of the Salar de Atacama and is deposited at sites near the production facility; and (iii) other salts containing magnesium chloride.

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Lithium carbonate and lithium chloride

A portion of the brines remaining after the production of potassium chloride is sent to additional solar concentration ponds adjacent to the potassium chloride production facility. Following additional evaporation, the remaining concentrated solution of lithium chloride is transported by truck to a production facility located near Antofagasta, approximately 230 kilometers from the Salar de Atacama. At the production facility, the solution is purified and treated with sodium carbonate to produce lithium carbonate, which is dried and then, if necessary, compacted and finally packaged for shipment. A portion of this purified lithium chloride solution is packaged and shipped to customers. The production capacity of our lithium carbonate facility is approximately 48,000 metric tons per year. Future production will depend on the actual volumes and quality of the lithium solutions sent by the Salar de Atacama operations, as well as prevailing market conditions.

Lithium carbonate production quality assurance program has been certified by TÜV-Rheiland under ISO 9001:2000 since 2005 and under ISO 9001:2008 since October 2009.

Lithium hydroxide

Lithium carbonate is sold to customers, and we also use it as a raw material for our lithium hydroxide monohydrate facility, which started operations at the end of 2005. This facility has a production capacity of 6,000 metric tons per year and is located in the Salar del Carmen, adjacent to our lithium carbonate operations. In the production process, lithium carbonate is reacted with a lime solution to produce lithium hydroxide brine and calcium carbonate salt, which is filtered and piled in reservoirs. The brine is evaporated in a multiple effect evaporator and crystallized to produce the lithium hydroxide monohydrate, which is dried and packaged for shipment to customers.

Lithium hydroxide production quality assurance program has been certified by TÜV-Rheiland under ISO 9001:2000 since 2007 and under ISO 9001:2008 since October 2009.

Potassium sulfate and boric acid

Approximately 12 kilometers northeast of the potassium chloride facilities at the Salar de Atacama, we use the brines from the Salar de Atacama to produce potassium sulfate, potassium chloride (as a by-product of the potassium sulfate process) and boric acid. The plant is located in an area of the Salar de Atacama where high sulfate and potassium concentrations are found in the brines. Brines are pumped to pre-concentration solar evaporation ponds where waste sodium chloride salts are removed by precipitation. After further evaporation, the sulfate and potassium salts are harvested and sent for treatment at the potassium sulfate plant. Potassium sulfate is produced using flotation, concentration and reaction processes, after which it is crystallized, dried and packaged for shipment.

Production capacity for the potassium sulfate plant is approximately 340,000 metric tons per year of which approximately 95,000 metric tons correspond to potassium chloride production as by product of the potassium sulfate process. This capacity is part of the total plant capacity of 2.6 million metric tons per year. In our dual plant complex we may switch, to some extent, between potassium chloride and potassium sulfate production.

Part of the pond system in this area is also used to process potassium chloride brines extracted from the low sulfate concentration areas found in the salar.

The principal by-products of the production of potassium sulfate are: (i) non-commercial sodium chloride, which is deposited at sites near the production facility, and (ii) remaining solutions, which are re-injected into the Salar de Atacama or returned to the evaporation ponds. The principal by-products of the boric acid production process are remaining solutions that are treated with sodium carbonate to neutralize acidity and then are reinjected into the Salar de Atacama.

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Raw materials

The main raw material that we require in the production of nitrate and iodine is caliche ore, which is obtained from our surface mines. The main raw material in the production of potassium chloride, lithium carbonate and potassium sulfate is the brine extracted from our operations at the Salar de Atacama.

Other important raw materials are sodium carbonate (used for lithium carbonate production and for the neutralization of iodine solutions), sulfur, sulfuric acid, kerosene, anti-caking and anti-dust agents, ammonium nitrate (used for the preparation of explosives in the mining operations), woven bags for packaging our final products, electricity acquired from electric utilities, and liquefied natural gas and fuel oil in heat generation. Our raw material costs (excluding caliche ore and salar brines and including energy) represented 17.7% of our cost of sales in 2013.We have several electricity supply agreements signed with major producers in Chile which are expected to cover our electricity needs until 2030. We are connected to the northern power grid in Chile, which currently supplies electricity to most cities and industrial facilities in northern Chile, since April 2000.

We obtain ammonium nitrate, sulfur, sulfuric acid, kerosene and soda ash from several large suppliers, mainly in Chile and the United States, under long-term contracts or general agreements, some of which contain provisions for annual revisions of prices, quantities and deliveries. Diesel fuel is obtained under contracts that provide fuel at international market prices.

We believe that all of our contracts and agreements with third-party suppliers with respect to our main raw materials contain standard and customary commercial terms and conditions.

Chilean government regulations

We are subject to the full range of government regulations and supervision generally applicable to companies engaged in business in Chile, including labor laws, social security laws, public health laws, consumer protection laws, environmental laws, tax laws, securities laws and anti-trust laws. These include regulations to ensure sanitary and safety conditions in manufacturing plants.

We conduct our mining operations pursuant to exploration concessions and exploitation concessions granted pursuant to applicable Chilean law. Exploitation concessions essentially grant a perpetual right to conduct mining operations in the areas covered by the concessions, provided that annual concession fees are paid (with the exception of the Salar de Atacama rights, which have been leased to us until 2030). Exploration concessions permit us to explore for mineral resources on the land covered thereby for a specified period of time, and to subsequently request a corresponding exploitation concession.

Under Law No. 16,319 that created the CCHEN (Chilean Nuclear Energy Commission), we have an agreement with the CCHEN regarding the exploitation and sale of lithium from the Salar de Atacama. The agreement sets quotas for the tonnage of lithium authorized to be sold.

We also hold water rights obtained from the Chilean water regulatory authority for the supply of water from rivers or wells near our production facilities sufficient to meet our current and anticipated operating requirements. See “Risk factors—Risks relating to Chile.” The Water Code is subject to changes, which could have a material adverse impact on our business, financial condition and results of operations. Law No. 20,017, published on June 16, 2005, modified the Chilean laws relating to water rights. Under certain conditions, these modifications allow the constitution of permanent water rights of up to two liters per second for each well built prior to June 30, 2004, in the locations where we conduct our mining operations. In constituting these new water rights, the law does not consider the availability of water, or how the new rights may affect holders of existing rights. Therefore, the amount of water we can effectively extract based on our existing rights could be reduced if these additional rights are exercised. These and other potential future changes to Chilean laws relating to water rights could have a material adverse impact on our business, financial condition and results of operations.

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We operate port facilities at Tocopilla for shipment of products and delivery of certain raw materials pursuant to maritime concessions, under applicable Chilean laws, which are normally renewable on application, provided that such facilities are used as authorized and annual concession fees are paid.

In 2005, the Chilean Congress approved the Royalty Law, which established a royalty tax to be applied to mining activities developed in Chile. In 2010, modifications were made to the law and taxes were increased. In 2012, new modifications to the tax laws were enacted to set the corporate tax rate at 20%. The Chilean government may again decide to levy additional taxes on mining companies or other corporations in Chile, and such taxes could have a material adverse impact on our business, financial condition and results of operations.

In 2006, the Chilean Congress amended the Labor Code, and effective January 15, 2007, certain changes were made affecting companies that hire subcontractors to provide certain services. This new law, known as the Subcontracting Law (Ley de Subcontratación), further amends the Labor Accidents Law No. 16,744 to provide that when a serious accident in the workplace occurs, a company must halt work at the site where the accident took place until authorities from the SERNAGEOMIN, the Labor Board or the Seremi de Salud, inspect the site and prescribe the measures such company must take to prevent future risks. Work may not be resumed until the company has taken the prescribed measures, and the period of time before work may be resumed may last for a number of hours, days, or longer. The effects of this law could have a material adverse effect on our business, financial condition and results of operations.

On December 2, 2009, Law No. 20,393 went into effect, establishing a system of criminal liability for legal entities. The objective of the new regulation is to allow legal entities to be prosecuted for the crimes of (a) asset laundering, (b) financing terrorism and (c) bribery, where such crimes are committed by people who hold relevant positions within a legal entity in order to benefit that legal entity. The law establishes a prevention model that includes, among others, the designation of a person in charge of prevention and the establishment of special programs and policies. The implementation of this model can exempt a company from liability.

On January 1, 2010, Law No. 20,382 went into effect, introducing modifications to the Chilean Law No. 18,045, known as the Chilean Securities Market Law (Ley de Mercado de Valores) Securities Law and Law No. 18,046 on Corporations (Ley de Sociedades Anónimas, or the “Chilean Corporations Act”). The new law relates to corporate governance and, in general, seeks to improve such matters as the professionalization of senior management at corporations, the transparency of information, and the detection and resolution of possible conflicts of interest. The law establishes the concept of an independent director for certain corporations, including SQM. Such director has a preferential right to be a member of the Directors’ Committee, a position which, in turn, grants the director further powers. The new independent director may be proposed by any shareholder with an ownership interest of 1% or more in a company, but he or she must satisfy a series of independence requirements with respect to the company and the company’s competition, providers, customers and majority shareholders. The new law also refines the regulations regarding the information that companies must provide to the general public and to the SVS, as well as regulations relating to the use of inside information, the independence of external auditors, and procedures for the analysis of transactions with related parties.

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On January 26, 2010, the Chilean Congress amended the Environmental Law to create the Ministry of Environment, the Environmental Assessment Service and the Environmental Enforcement Superintendence (Superintendencia del Medioambiente, or “Environmental Enforcement Superintendence”). These changes introduced important amendments to environmental regulations by setting up new agencies and introducing new provisions and procedures applicable to projects whose operations bear an impact on the environment. The new Ministry designs and implements environmental policies relating to environmental conservation, sustainable growth and the protection of Chile’s renewable energy resources. In addition, the Ministry is responsible for enacting emission and quality standard regulations, as well as recovery and decontamination plans. The Environmental Assessment Service pursues procedures of the Environmental Impact Assessment System, pursuant to which projects are environmentally approved or rejected. In procedures for obtaining an environmental license, any person, including legal entities and companies, will be allowed to file oppositions and comments. Summary procedures, such as Environmental Impact Statements, allow comments in support or opposition under certain circumstances. Technical reports from governmental agencies are considered to be final. The Environmental Enforcement Superintendence is an independent agency which oversees and coordinates with other governmental agencies in charge of supervision of suspended projects and projects requiring environmental approval. Likewise, it will receive, investigate and rule on complaints concerning the infringement of environmental regulations and will sanction violators, deliver injunction orders and levy relevant fines. The Environmental Enforcement Superintendence had its powers suspended until the First Environmental Court was installed in Santiago on December 28, 2012.

There are currently no material legal or administrative proceedings pending against us, except as discussed under “—Legal Proceedings” and in note 16.1 to our unaudited consolidated financial statements and below under “—Safety, health and environmental regulations in Chile,” and we believe that we are in compliance in all material respects with all applicable statutory and administrative regulations with respect to our business.

Safety, health and environmental regulations in Chile

Our operations in Chile are subject to both national and local regulations related to safety, health, and environmental protection. In Chile, the main regulations on these matters that are applicable to SQM are the Mine Health and Safety Act of 1989 (Reglamento de Seguridad Minera, or the “Mine Health and Safety Act”), the Health Code (Código Sanitario), the Health and Safety Act 1999 (Reglamento sobre Condiciones Sanitarias y Ambientales Básicas en los Lugares de Trabajo, or the “Health and Basic Conditions Act”), the Subcontracting Law, and the environmental framework law of 1994, amended in 2010 (Ley sobre Bases Generales del Medio Ambiente, or the “Environmental Law”).

Health and safety at work are fundamental aspects in the management of mining operations, which is why SQM has made constant efforts to maintain good health and safety conditions for the people working at its mining sites. In addition to the role played by us in this important matter, the Chilean government has a regulatory role, enacting and enforcing regulations in order to protect and ensure the health and safety of workers. The Chilean government, acting through the Ministry of Health and the SERNAGEOMIN, performs health and safety inspections and oversees mining projects, among other tasks, and it has exclusive powers to enforce standards related to environmental conditions and the health and safety of the people performing activities related to mining.

The Mine Health and Safety Act protects workers and nearby communities against health and safety hazards, and it provides for enforcement of the law where compliance has not been achieved. SQM’s Internal Mining Standards (Reglamentos Internos Mineros) establish our obligation to maintain a workplace that is safe and free of health risks, in as much as this is reasonably practicable. We must comply with the general provisions of the Health and Basic Conditions Act, our own internal standards, and the provisions of the Mine Health and Safety Act. In the event of non-compliance, the Ministry of Health and particularly the SERNAGEOMIN are entitled to use their enforcement powers to ensure compliance with the law.

In November 2011, the Ministry of Mining enacted Law No. 20,551 that Regulates Mine Closure and its Facilities (Ley que Regula el Cierre de Faenas e Instalaciones Mineras). This new statute entered in force in November 2012. Its main requirements are related to disclosures to the SERNAGEOMIN regarding decommissioning plans for each mining site and its facilities, along with the estimated cost to implement such plans. There is a requirement to provide a form of financial assurance to the SERNAGEOMIN to secure compliance with the decommissioning plans. There are various types of financial assurance that satisfy the requirement. By November 2014, we have to inform the SERNAGEOMIN of the estimated costs for each of our decommissioning plans and the corresponding financial assurances we propose to provide, which are subject to approval by the SVS.

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The Environmental Law was subjected to several important modifications that entered into effect in January 2010, including the creation of the Ministry of the Environment, the Environmental Assessment Service, and the Environmental Enforcement Superintendence. The Environmental Enforcement Superintendence began operations on December 28, 2012. The new and modified Environmental Law replaced the CONAMA with both the Ministry of the Environment, which is currently the governmental agency responsible for coordinating and supervising environmental issues, and the Environmental Assessment Service. Under the new Environmental Law, we will continue to be required to conduct environmental impact studies or statements of any future projects or activities (or their significant modifications) that may affect the environment. With the above mentioned modifications to the Environmental Law, the Environmental Assessment Service, together with other public institutions with mandates related to the environment, evaluates environmental impact studies or statements submitted for its approval. The Environmental Enforcement Superintendence is responsible for auditing environmental performance during the construction, operation, and closure of the projects. The Environmental Law also promotes citizen participation in project evaluation and implementation, providing more opportunities during the environmental evaluation process. Annually, the Environmental Enforcement Superintendence audits a sample of approved projects to verify compliance with the environmental permits, and it may pursue fines or sanctions if applicable, which can be challenged in the Environmental Court.

On August 10, 1993, the Ministry of Health published in the Official Gazette a resolution establishing that atmospheric particulate levels at our production facilities in María Elena and Pedro de Valdivia exceeded air quality standards, affecting the nearby towns. The high particulate matter levels came principally from dust produced during the processing of caliche ore, particularly the crushing of the ore before leaching. Residents of the town of Pedro de Valdivia were relocated to the town of María Elena, practically removing Pedro de Valdivia from the scope of the determination of the Ministry of Health. In 1998, authorities approved a plan to reduce the atmospheric particulate levels later modified by Decree No. 37/2004 in March 2004, which called for an 80% reduction of the emissions of atmospheric particulate material. This was achieved by 2008 through the implementation of a project that modified the milling and screening systems used in the processing of the caliche ore at the María Elena facilities. Due to international market conditions, this project ceased its operation in March 2010, and today the milling and screening systems used in the processing of the caliche ore at the María Elena facilities remain closed. Air quality in the area has improved significantly and compliance of air quality standards required by law is being assessed. When the average of three consecutive years meets the Chilean air quality standard, the resolution of 1993 of the Ministry of Health may be reviewed.

On March 16, 2007, the Ministry of Health published in the Official Gazette a resolution establishing that atmospheric particulate levels exceeded air quality standards in the coast-town of Tocopilla, where we have our port operations. The high particulate matter levels are caused mainly by two thermoelectric power plants that use coal and fuel oil and are located next to our port operations. Our participation in particulate matter emissions is very small (less than 0.20% of the total). However, a decontamination plan was developed by the environmental authority, and its implementation began in October 2010. During 2008 and 2009, earlier than required, SQM implemented control measures for mitigating particulate matter emissions in its port operations according to the requirements of this plan. We do not expect any additional measures to be required of SQM following the implementation of the plan.

We regularly monitor the impact of our operations on the environment and have made, from time to time, modifications to our facilities in an effort to eliminate any adverse impacts. Also, over time, new environmental standards and regulations have been enacted, which have required minor adjustments or modifications of our operations for full compliance. We anticipate that additional laws and regulations will be enacted over time with respect to environmental matters. While we intend to comply with all environmental regulations applicable to us, there can be no assurance that we have always maintained, or will always be able to maintain, such compliance or that future legislative or regulatory developments will not impose new restrictions on our operations. We are committed to both complying with all applicable environmental regulations and applying an Environmental Management System to continuously improve our environmental performance.

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We have submitted and will continue to submit several environmental impact assessment studies related to our projects to the relevant governmental authorities. We require the authorization of these submissions in order to maintain and to increase our production capacity.

International regulations

SQM employs its best efforts to ensure compliance with the complex regulatory environments in which it operates.

In May 2013, the second deadline for registration of chemicals under European regulation REACH (Regulation, Evaluation, Authorization and Restriction of Chemical Substances) expired. SQM registered 10 substances imported to the European market in the tonnage threshold of 100-1000 metric tons /year.

In July 2013, the Health and Consumers Directorate-General of the European Commission (“DG Sanco”) released a statement about the presence of perchlorate in food, setting provisional maximum levels in all foods, including fruits and vegetables, and indicating that fertilizers, in addition to soil and water, are considered to be potential sources of perchlorate contamination in food. In October 2014, the European Food Safety Authority (“EFSA”) released a scientific opinion on the risks to public health related to the presence of perchlorate in food, in particular fruits and vegetables. The scientific opinion concluded, among other things, that the use of natural fertilizers and perchlorate contaminated irrigation water may lead to substantial concentrations in vegetables and some fruits. The EFSA scientific opinion recommended that additional data gathering be undertaken to improve risk assessment. DG Sanco may seek to change provisional values for foods based on the report or the recommended data gathering. Fertilizers marketed in the European market contain less than 0.01% of perchlorate, and uptake studies in targeted crops are being performed by the industry to demonstrate compliance with the above referred values.

In 2012, the U.S. Occupational Health and Safety Administration (“OSHA”) aligned its Hazard Communication Standard to comply with the Globally Harmonized System, which requires companies to review hazard information for all chemicals imported into the US, classify chemicals according to the new classification criteria, and update labels and safety data sheets by June 2015. We are already working on a program which aims to comply with the requirements of this new regulation in line with the stages and deadlines established by OSHA. The updating of the Safety Data Sheets for all products sold in the US has been finished, and the update of labels is in progress and will be completed the first quarter of 2015.

Organizational structure

All of our principal operating subsidiaries are essentially wholly-owned, except for Soquimich Comercial S.A., which is 61% owned by us and whose shares are listed and traded on the Santiago Stock Exchange, and Ajay SQM Chile S.A., which is 51% owned by us. The following is a summary of our main subsidiaries as of June 30, 2014. For a list of all our consolidated subsidiaries, see note 2.5 to our unaudited consolidated financial statements.

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Principal subsidiaries	Activity	Country of Incorporation	SQM Beneficial Ownership Interest (Direct/ Indirect)
SQM Nitrates S.A.	Extracts and sells caliche ore to subsidiaries and affiliates of SQM	Chile	100%
SQM Industrial S.A.	Produces and markets SQM’s products directly and through other subsidiaries and affiliates of SQM	Chile	100%
SQM Salar S.A.	Exploits the Salar de Atacama to produce and market SQM’s products directly and through other subsidiaries and affiliates of SQM	Chile	100%
SQM Potasios S.A.	Produces and markets SQM’s products directly and through other subsidiaries and affiliates of SQM	Chile	100%
Servicios Integrates de Transitos y Transferencias S.A. (SIT)	Owns and operates a rail transport system and also owns and operates the Tocopilla port facilities	Chile	100%
Soquimich Comercial S.A.	Markets SQM’s specialty plant nutrition products domestically and imports fertilizers for resale in Chile	Chile	61%
Ajay-SQM Chile S.A.	Produces and markets SQM’s iodine and its derivatives	Chile	51%
Sales and distribution subsidiaries in the United States, Belgium, Brazil, Ecuador, Peru, Argentina, Mexico, South Africa, Spain, China, Thailand and other locations.	Market SQM’s products throughout the world	Various	N/A

Concessions, extraction yields and reserves for the caliche ore mines and salar brines

Concessions for the caliche ore mines and salar brines

As of December 31, 2013, approximately 93% of our total mining concessions were held pursuant to exploitation concessions and 7% pursuant to exploration concessions. Of the exploitation concessions, approximately 88% already have been granted pursuant to applicable Chilean law, and approximately 12% are in the process of being granted. Of the exploration concessions, approximately 70% already have been granted pursuant to applicable Chilean law, and approximately 30% are in the process of being granted.

We made payments to the Chilean government for our exploration and exploitation concessions of US$9.7 million in 2013.

Additional mining operations leased in the Salar de Atacama region

As of December 31, 2013, we held exploration rights covering approximately 70,100 hectares, and we had applied for additional exploration rights covering approximately 55,800 hectares. Exploration rights are valid for a period of two years, after which we can (i) request an exploitation concession for the land, (ii) request an extension of the exploration rights for an additional two years (the extension only applies to a reduced surface area equal to 50% of the initial area), or (iii) cease exploration of the zone covered by the rights. The weighted average age of the assets of our mining facilities at the Salar de Atacama is approximately 6.8 years. Solar energy is the primary source of power used by our Salar de Atacama operation.

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As of December 31, 2013, SQM Salar held exclusive exploitation rights to the mineral resources existing in 81,920 hectares in the Salar de Atacama in northern Chile pursuant to the Lease Agreement between Corfo and SQM Salar. These rights are owned by Corfo and leased to SQM Salar pursuant to the Lease Agreement. Corfo may not unilaterally amend the Lease Agreement, and the rights to exploit the resources cannot be transferred. The Lease Agreement establishes that SQM Salar is responsible for the maintenance of Corfo’s exploitation rights and for annual payments to the Chilean government, and it expires on December 31, 2030. Furthermore, the Lease Agreement permits the CCHEN to establish a total accumulated extraction limit set at 180,100 tons of lithium extraction in the aggregate for all periods. More than halfway through the term of the Lease Agreement, we have extracted approximately half of the total accumulated extraction limit of lithium. SQM Salar is required to make lease-royalty payments to Corfo according to specified percentages of the value of minerals extracted from the Salar de Atacama brines. Corfo has initiated arbitration proceedings in connection with the Lease Agreement. See “—Legal proceedings—Corfo arbitral claims.”

The following table shows our constituted exploitation and exploration concessions as of December 31, 2013:

	Exploitation concessions		Exploration concessions		Total
Mines	Total number	Hectares	Total number	Hectares	Total number	Hectares
Pedro de Valdivia	565	144,737	16	4,500	581	149,237
EI Toco	647	190,352	42	10,600	689	200,952
Pampa Blanca	469	137,662	21	5,900	490	143,562
Nueva Victoria	306	78,667	1	600	307	79,267
Subtotal Caliche Ore Mines	1,987	551,418	80	21,600	2,067	573,018
Salar de Atacama	1,025	444,808	112	70,100	1,137	514,908
Subtotal Mines	3,012	996,226	192	91,700	3,204	1,087,926
Subtotal other Areas	7,931	1,763,668	251	62,800	8,182	1,826,468
Total	10,943	2,759,894	443	154,500	11,386	2,914,394

Extraction yields

The following table shows certain operating data relating to each of our mines for 2013, 2012 and 2011:

(in thousands, unless otherwise stated)	2013	2012	2011

Pedro de Valdivia
Metric tons of ore mined	11,571	12,027	12,151
Average grade nitrate (% by weight)	7.5	7.3	7.2
Iodine (parts per million (ppm))	415	406	417
Metric tons of crystallized nitrate produced	445	466	454
Metric tons of iodine produced	3.2	3.2	3.1

Maria Elena(1)
Metric tons of ore mined	5,870	6,787	6,787
Average grade nitrate (% by weight)	6.6	6.2	6.2
Iodine (ppm)	484	454	454

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(in thousands, unless otherwise stated)	2013	2012	2011
Metric tons of crystallized nitrate produced	–	–	–
Metric tons of iodine produced	1.5	1.7	1.7

Coya Sur(2)
Metric tons of crystallized nitrate produced	441	491	395

Pampa Blanca(1)
Metric tons of ore mined	–	–	–
Iodine (ppm)	–	–	–
Metric tons of iodine produced	–	–	–

Nueva Victoria(1)
Metric tons of ore mined	23,515	23,937	18,418
Iodine (ppm)	462	465	457
Metric tons of iodine produced	6.1	6.0	5.2

Salar de Atacama (3)
Metric tons of lithium carbonate produced	33	41	38
Metric tons of potassium chloride and potassium sulfate produced	1,908	1,977	1,448

(1)	Operations at the El Toco and Pampa Blanca mines were temporarily suspended in November 2013 and March 2010 respectively. Operations at the Iris Iodine Plant were temporarily suspended in October 2013.

(2)	Includes production at Coya Sur from treatment of nitrates solutions from María Elena and fines from Pedro de Valdivia, nitrates from pile treatment at Nueva Victoria and net production from NPT, or technical (grade) potassium nitrate, plants.

(3)	Lithium is extracted at the Salar de Atacama and processed at our facilities at the Salar del Carmen.

Reserves for the caliche ore deposits

Our in-house staff of geologists and mining engineers prepares our estimates of caliche ore reserves. The proven and probable reserve figures presented below are estimates, and no assurance can be given that the indicated levels of recovery of nitrates and iodine will be realized.

We estimate ore reserves based on engineering evaluations of assay values derived from sampling of drill-holes and other openings. Drill-holes have been made at different space intervals in order to recognize mining resources. Normally, we start with 400x400 meters and then we reduce spacing to 200x200 meters, 100x100 meters and 50x50 meters. The geological occurrence of caliche mineral is unique and different from other metallic and non-metallic minerals. Caliche ore is found in large horizontal layers at depths ranging from one to five meters and has an overburden between zero and two meters. This horizontal layering is a natural geological condition and allows the Company to estimate the continuity of the caliche bed based on surface geological reconnaissance and analysis of samples and trenches. Mining resources can be calculated using the information from the drill-hole sampling.

According to our experience in caliche ore, the grid pattern drill-holes with spacing equal to or less than 100 meters produce data on the caliche resources that is sufficiently defined to consider them measured resources and then, adjusting for technical, economic and legal aspects, as proven reserves. These reserves are obtained using the Kriging Method and the application of operating parameters to obtain economically profitable reserves. Similarly, the information obtained from detailed geologic work and samples taken from grid pattern drill-holes with spacing equal to or less than 200 meters can be used to determine indicated resources. By adjusting such indicated resources to account for technical, economic and legal factors, it is possible to calculate probable reserves. Probable reserves are calculated by evaluating polygons and have an uncertainty or margin of error greater than that of proven reserves. However, the degree of certainty of probable reserves is high enough to assume continuity between points of observation.

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Probable reserves are the economically mineable part of an “Indicated Mineral Resource” and, in some circumstances, a “Measured Mineral Resource.” An indicated mineral resource is the part of a mineral resource for which tonnage, densities, shape, physical characteristics, grade and mineral content can be estimated with a reasonable level of confidence. The calculation is based on exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings, and drill holes. A measured mineral resource is the part of a mineral resource for which tonnage, densities, shape, physical characteristics, grade and mineral content can be estimated with a high level of confidence. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings, and drill holes.

Proven reserves are the economically mineable part of a measured mineral resource. The calculation of the reserves includes diluting materials and allowances for losses which may occur when the material is mined. Appropriate assessments, which may include feasibility studies, have been carried out and include consideration of and modification by realistically assumed mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors. These assessments demonstrate at the time of reporting that extraction is reasonably justified.

The calculation of the reserves includes diluting of materials and allowances for losses which may occur when the material is mined. Appropriate assessments, which may include feasibility studies, have been carried out and include consideration of and modification by realistically assumed mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors.

The estimates of proven reserves of caliche ore at each of our mines as of December 31, 2013 are set forth below. The Company holds 100% of the concession rights for each of these mines.

Mine(1)	Proven Reserves(2)(3) (millions of metric tons)	Nitrate Average Grade (percentage by weight)	Iodine Average Grade (parts per million)
Pedro de Valdivia	194.4	7.1%	369
Maria Elena	134.1	7.2%	416
Pampa Blanca	71.4	5.6%	544
Nueva Victoria	336.7	5.7%	442

In addition, the estimates of our probable reserves of caliche ore at each of our principal mines as of December 31, 2013, are as follows:

Mine(1)	Probable Reserves(2)(4) (millions of metric tons)	Nitrate Average Grade (percentage by weight)	Iodine Average Grade (parts per million)
Pedro de Valdivia(5)	118.7	6.9%	444
Maria Elena	98.0	7.3%	380
Pampa Blanca	447.8	5.8%	538
Nueva Victoria	59.1	7.6%	362

Notes on Reserves:

(1)	Information set forth in the tables above was validated in January 2014, by Mrs. Marta Aguilera, a geologist with over 20 years of experience in the field. She is currently employed by SQM as Manager of Exploration and Mining Development. Mrs. Aguilera is a Competent Person (Persona Competente), as the term is defined under Chilean Law No. 20,235.

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(2)	The proven and probable reserves set forth in the tables above are shown before losses related to exploitation and mineral treatment. Proven and probable reserves are affected by mining exploitation methods, which result in differences between the estimated reserves that are available for exploitation in the mining plan and the recoverable material that is finally transferred to the leaching vats or heaps. The average mining exploitation factor for our different mines ranges between 80% and 90%, whereas the average global metallurgical recoveries of processes for nitrate and iodine contained in the recovered material vary between 55% and 65%. The cutoff grades referring to the proven and probable reserves are variable due to the fact that the various mines have different areas which in turn demonstrate variable cutoff grades, according to required objectives. The assigned values correspond to averages of the different sectors.

(3)	The proven reserves include the projection of indicated and measured resources and the measured mineral resources. The proven reserves may change as a result of the exploitation method, producing differences between the reserves calculated in the mining plan and the material placed in vats or heaps. The average exploitation factor for different mining operations is around 80%, allowing, with this factor, to project these reserves to a proven exploitable category.

(4)	Probable reserves can be expressed as proven reserves using a conversion factor. On average, this conversion factor is higher than 60%. This factor depends on geological conditions and caliche ore continuity, which vary from mine to mine. The difference between the probable reserve amounts and the converted probable reserve amounts is the result of the lower degree of certainty pertaining to probable reserves compared with proven reserves. To increase and ensure the quality of the probable reserve, an average geological factor greater than 60% is considered allowing projecting this reserve to a minable category.

The increase in probable reserves of Pedro de Valdivia, from 78.5 million metric tons to 118.7 million metric tons is the product of a recognition program in unexplored areas of Pedro de Valdivia, specifically in the Lynch sector.

The proven and probable reserves shown above are the result of exploration and evaluation of approximately 19.4% of the total caliche-related mining property of the Company. However, we have explored those areas in which we believe there is a higher potential of finding high-grade caliche ore minerals. The remaining 80.6% of this area has not been explored yet or has had limited reconnaissance to determine hypothetical resources. Reserves shown in these tables are calculated based on mining properties that are not involved in any legal disputes between SQM and other parties.

The subject of the dilution factors is as follows:

•	The proven reserves consist of: measured mineral resources and the projection of indicated resources to measured resources (a projection factor is applied here which, on the average, reaches 0.7). In turn, the measured mineral resources are indicated entirely without any correction factor.

•	The probable reserves are comprised of inferred resources; these become probable reserves without any correction factor or projection.

•	In the exploitable proven reserves category, we apply an average dilution factor of 0.8 - 0.9 to our proven reserves.

•	For probable reserves, the projection factor is reduced to an average of 0.6 - 0.7.

The dilution factor applied to the measured resources averages 10 - 12%, in order to project them to exploitable, in the case of iodine at Nueva Victoria, while for Pampa Blanca and Maria Elena, it averages 20%. For Pedro de Vadivia, the dilution factor averages 25% (Lynch 20%, Manchas Antiguas 30%). This factor increases in the measure that we change the resources category. For example, the factor to project Nueva Victoria indicated resources to measured resources considers a 10% dilution, while to project Lynch’s indicated resources to measured resources, the dilution increases to 30%

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We maintain an ongoing program of exploration and resource evaluation on the land surrounding the mines at Nueva Victoria, Pedro de Valdivia, María Elena and Pampa Blanca and at other sites for which we have the appropriate concessions. In 2013, we continued a basic reconnaissance program on new mining properties including a geological mapping of the surface and spaced drill-hole campaign covering approximately 7,143 hectares. Additionally, we conducted general explorations based on a closer grid pattern of drill-holes over a total area of approximately 3,920 hectares and, in addition, carried out in-depth sampling of approximately 1,239 hectares (1,113 hectares at Pedro de Valdivia,126 hectares at Nueva Victoria). There is no exploration and development program in 2014.

Reserves for the Salar de Atacama brines

Our in-house staff of hydro-geologists and mining engineers prepares our estimates of potassium, sulfate, lithium and boron reserves at the Salar de Atacama. We have exploitation concessions of approximately 819.2 square kilometers where we have carried out geological exploration, brine sampling and geostatistical analysis. We estimate that our proven and probable reserves as of December 31, 2013 based on economic restrictions, geological exploration, brine sampling and geostatistical analysis up to a depth of 100 meters of our total exploitation concessions, and additionally, up to a depth of 500 meters over approximately 47% of the same total area, are as follows:

	Proven Reserves(2) (millions of metric tons)	Probable Reserves(2) (millions of metric tons)	Total (millions of metric tons)
Potassium (K+)(1)(3)	51.4	18.6	71.4
Sulfate (SO4-2) (1) (4)	31.0	10.3	41.3
Lithium (Li+)(1) (5)	3.0	3.1	6.1
Boron (B3+) (1) (6)	0.9	0.3	1.2

Notes on Reserves:

(1)	Information set forth in the table above was validated in January 2014, by Mr. Orlando Rojas Vercelotti, a civil engineer currently employed by EMI-Ingenieros y Consultores S.A., an independent consulting firm, and a Competent Person (Persona Competente), as the term is defined under Chilean Law No. 20,235.
(2)	Metric tons of potassium, sulfate, lithium and boron considered in the proven and probable reserves are shown before losses from evaporation processes and metallurgical treatment. The recoveries of each ion depend on both brine composition, which changes over time, and the process applied to produce the desired commercial products.
(3)	Recoveries for potassium vary from 47% to 77%.
(4)	Recoveries for sulfate vary from 27% to 45%.
(5)	Recoveries for lithium vary from 28% to 40%.
(6)	Recoveries for boron vary from 28% to 32%.

A cutoff grade of 1% potassium is used in the calculation considering potassium chloride (standard grade) as the low margin scenario and using diluted brine with higher contaminants as raw material, yielding on the lower side of approximately 47% recovery. In this scenario cost for potassium chloride production is competitive considering actual and recent years historic market situation.

Cutoff for lithium extraction is set to 0.05% lithium. Cost of the process is competitive in the market though small increase from actual cost is considered to accommodate more evaporation area (to reach required lithium concentration) and the use of additives to maintain brine quality feeding the plant.

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The proven and probable reserves are based on drilling, brine sampling and geo-statistic reservoir modeling in order to estimate brine volumes and their composition. To evaluate reserves, we conduct a geostatistical study using the Kriging Method in 2 and 3D. We calculate the volume of brine effectively drainable or exploitable in each evaluation unit. We consider chemical parameters to determine the process to be applied to the brines. Based on the chemical characteristics, the volume of brine and drainable porosity, we determine the number of metric tons for each of the chemical ions. Proven reserves are defined as those geographical blocks that comply with a Kriging method estimation error of up to 15%. In the case of probable reserves, the selected blocks must comply with an estimation error between 15% and 35%. Blocks with an error greater than 35% are not considered in the evaluation of reserves and remain as an indicated resource until further exploration is performed. This procedure is used to estimate potential restrictions on production yields and the economic feasibility of producing such commercial products, as potassium chloride, potassium sulfate, lithium carbonate and boric acid, is determined on the basis of the evaluation.

Ports and water rights

We operate port facilities at Tocopilla in northern Chile for shipment of products and delivery of certain raw materials pursuant to renewable concessions granted by Chilean regulatory authorities, provided that such facilities are used as authorized, and annual concession fees are paid by us. We also hold water rights for the supply of water from rivers and wells near our production facilities sufficient to meet our current operational requirements.

Transportation and storage facilities

We own and operate railway lines and equipment, as well as port and storage facilities, for the transport and handling of finished products and consumable materials.

Our main center for production and storage of raw materials is the hub composed of the facilities in Coya Sur - Pedro de Valdivia and the Salar de Atacama facilities. Other facilities include Nueva Victoria and the lithium carbonate and lithium hydroxide finishing plants. The Tocopilla port terminal (“Tocopilla Port Terminal”), which we own, is the main facility for storage and shipment of our products.

Nitrate raw materials are produced and first stored at our Pedro de Valdivia mine, and then transported by trucks to the plants described in the next paragraph, for further processing. Nitrate raw material is also produced at Nueva Victoria, from where it is transported by trucks to Coya Sur for further processing.

Nitrate finished products are produced at our facilities in Coya Sur and then transported by our rail system to Tocopilla Port Terminal, where they are stored and shipped, either bagged or in bulk. Potassium chloride is produced at our facilities in the Salar de Atacama and transported either to Tocopilla Port Terminal or Coya Sur by truck owned by a third-party dedicated contractor. Products transported to Coya Sur are used as a raw material for the production of potassium nitrate. Potassium sulfate and boric acid are both produced at our facilities in the Salar de Atacama and are then transported by trucks to the Tocopilla Port Terminal.

Lithium solutions, produced at our facilities in the Salar de Atacama, are transported to the lithium carbonate facility in the Salar del Carmen area, where finished lithium carbonate is produced. Part of the lithium carbonate is fed to the adjacent lithium hydroxide plant, where finished lithium hydroxide is produced. These two products are bagged and stored on the premises and are subsequently transported by truck to the Tocopilla Port Terminal or to the Antofagasta and Mejillones terminals for shipment on charter vessels or container vessels.

65

Iodine raw material, obtained in the same mines as the nitrates, is processed, bagged and stored exclusively in the facilities of Pedro de Valdivia and Nueva Victoria, and then shipped by truck to Antofagasta, Mejillones or Iquique for vessel container transport or by truck to Santiago, where iodine derivatives are produced.

The facilities at Tocopilla Port Terminal are located approximately 186 kilometers north of Antofagasta and approximately 124 kilometers west of Pedro de Valdivia, 84 kilometers west of María Elena and Coya Sur and 372 kilometers west of the Salar de Atacama. Our subsidiary, Servicios Integrales de Tránsitos y Transferencias S.A. (SIT) operates the facilities under maritime concessions granted pursuant to applicable Chilean laws. The port also complies with ISPS (International Ship and Port Facility Security Code) regulation. The Tocopilla Port Terminal facilities include a railcar dumper to transfer bulk product into the conveyor belt system used to store and ship bulk product.

Storage facilities consist of a six silo system, with a total production capacity of 55,000 metric tons, and an open storage area for approximately 250,000 metric tons. Additionally, to meet future storage needs, we will continue to make investments in accordance with the investment plan outlined by management. Products are also bagged at port facilities in Tocopilla, where the bagging capacity is approximately 300,000 metric tons per year.

For shipping bulk product, the conveyor belt system extends over the coast line to deliver product directly inside bulk carrier hatches. Using this system, the loading nominal capacity is 1,200 tons per hour. Bags are loaded to bulk vessels using barges that are loaded in the Tocopilla Port Terminal dock and unloaded by vessel cranes into the hatches. Both bulk and bagged trucks are loaded in Tocopilla Port Terminal for transferring product directly to customers or for container vessels shipping from other ports, mainly Antofagasta, Mejillones and Iquique.

Bulk carrier loading in the Tocopilla Port Terminal is mostly contracted to transfer product to our hubs around the world or for shipping to customers, which in some cases use their own contracted vessels for delivery. Trucking is provided by a mix of spot, contracted and customer- owned equipment.

Tocopilla processes related to the reception, handling, storage, and shipment of bulk/packaged nitrates produced in Coya Sur are certified by third party organization TÜV-Rheiland under the quality standard ISO 9001:2008.

Research and development, patents and licenses

One of the main objectives of our research and development team is to develop new processes and products in order to maximize the returns obtained from the resources that we exploit. Our research is performed by four different units whose research topics include chemical process design, phase chemistry, chemical analysis methodologies, and physical properties of finished products.

Our research and development policy emphasizes the following: (i) optimization of current processes in order to decrease costs and improve product quality through the implementation of new technology, and (ii) development of higher-margin products from current products through vertical integration or different product specifications.

Our research and development activities have been instrumental in improving our production processes and developing new value-added products. As a result of research and development activities, new methods of extraction, crystallization and finishing products have been developed. Technological advances in recent years have enabled us to improve process efficiency for the nitrate, potassium and lithium operations, to improve the physical quality of our prilled products and to reduce dust emissions and caking by applying specially designed additives to our products handled in bulk. Our research and development efforts have also resulted in new, value-added markets for our products. One example is the use of sodium nitrate and potassium nitrate as thermal storage in solar power plants.

We have patented several production processes for nitrate, iodine, and lithium products. These patents have been filed mainly in the United States, Chile, and in other countries when necessary.

66

For the years ended December 31, 2013, 2012 and 2011, we invested US$9.3 million, US$10.4 million and US$6.9 million, respectively, in research and development activities.

Employees

As of June 30, 2014, we had 4,680 permanent employees, 210 of whom were employed outside of Chile. The table below sets out the number of employees for the periods set forth below:

	As of December 31,			As of June 30,
	2013	2012	2011	2014
Employees in Chile	4,583	5,450	4,720	4,470
Employees outside of Chile	209	193	182	210
Total employees	4,792	5,643	4,902	4,680

As of June 30, 2014, 71% of our permanent employees in Chile were represented by 25 labor unions, which represent their members in collective negotiations with us. Compensation for unionized personnel is established in accordance with the relevant collective bargaining agreements. The terms of most such agreements currently in effect are three years, and expiration dates of such agreements vary from contract to contract. Under these agreements, employees receive a salary according to a scale that depends upon job function, seniority and productivity. Unionized employees also receive certain benefits provided by law and certain benefits provided under the applicable collective bargaining agreement, which vary depending upon the terms of the collective agreement, such as housing allowances and additional death and disability benefits.

In addition, we own all of the equity of Institución de Salud Previsional Norte Grande Limitada (“Isapre Norte Grande”), which is a health care organization that provides medical services primarily to our employees and Sociedad Prestadora de Servicios de Salud Cruz de Norte S.A. (“Prestadora”), which is a hospital in María Elena. We make contributions to Isapre Norte Grande and to Prestadora in accordance with Chilean laws and the provisions of our various collective bargaining agreements, but we are not otherwise responsible for its liabilities.

Non-unionized employees receive individually negotiated salaries, benefits provided for by law and certain additional benefits which we provide.

We provide housing and other facilities and services for employees and their families at the María Elena site.

We do not maintain any pension or retirement programs for our Chilean employees. Most workers in Chile are subject to a national pension law, adopted in 1980, which establishes a system of independent pension plans that are administered by the corresponding Administrator for Pension Funds (Sociedad Administradora de Fondos de Pensiones). We have no liability for the performance of any of these pension plans or any pension payments to be made to our employees. We, however, sponsor staff severance indemnities plans for our employees and employees of our Chilean subsidiaries whereby we commit to provide a lump sum payment to each employee at the end of his/her employment, whether due to death, termination, resignation or retirement.

Over 95% of our employees are employed in Chile, of which approximately 71% were represented by 25 labor unions as of June 30, 2014. As in previous years, during 2013 and 2014, we renegotiated collective labor contracts with individual unions one year before the expiration of such contracts. As of June 30, 2014, we had concluded advanced negotiations with thirteen labor unions, which represent 72% of our total unionized workers, signing new agreements with each for durations of three years. We are in the process of negotiating collective labor contracts with the 12 remaining unions. We are exposed to labor strikes that could impact our production levels. If a strike occurs and continues for a sustained period of time, we could be faced with increased costs and even disruption in our product flow that could have a material adverse effect on our business, financial condition and results of operations.

67

Legal proceedings

We are party to various lawsuits, arbitral, administrative or other proceeding arising in the ordinary course of business. We believe it is unlikely that any losses associated with such proceedings will significantly affect our result of operations, financial position, and cash flows; however, a final and non-appealable disposition in one or more of these proceedings that is adverse to the Company could have a material adverse effect on the Company and its result of operations and financial position. For more information related to these proceedings, see note 19.1 to our unaudited consolidated financial statements.

Corfo arbitral claims

SQM Salar holds exclusive exploitation rights to the mineral resources existing in 81,920 hectares in the Salar de Atacama pursuant to the Lease Agreement entered into between SQM Salar and Corfo, in 1993. The exploitation mining concessions related to such rights are owned by Corfo and leased to SQM Salar in exchange for lease royalty payments to Corfo based on specified percentages of the value of the products resulting from the minerals extracted from the Salar de Atacama brines. For the six months ended June 30, 2014 and and the year ended December 31, 2013, revenue related to products originating from the Salar de Atacama represented 38% and 37%, respectively, of our consolidated revenues (corresponding to revenues from our potassium and lithium and its derivatives product lines for such periods). All of our products originating from the Salar de Atacama are derived from our extraction operations under the Lease Agreement with Corfo.

In May 2014, Corfo commenced arbitration proceedings against SQM Salar by filing a claim alleging that (i) SQM Salar had incorrectly applied the formulas to determine lease royalty payments resulting in an underpayment to Corfo of at least US$8.9 million for the period from 2009 through 2013, and (ii) SQM Salar had not complied with its obligation to protect the mining rights of Corfo by failing to mark on site the “HM”, or milestones of measurement, of some of Corfo’s exploitation mining concessions. Based on such alleged breaches of the Lease Agreement, Corfo seeks (i) the payment of at least US$8.9 million plus any other amount that may be due in respect of periods after 2013, (ii) early termination of the Lease Agreement, (iii) the lease royalty payments that would have been paid through 2030 as compensation for such early termination of the Lease Agreement, and (iv) punitive damages (daño moral) in an amount equal to 30% of contractual damages awarded. Corfo claims that there were US$6.0 million of underpayments relating to lithium products and US$2.9 million of underpayments relating to potassium chloride products.

Corfo claims that, under the Lease Agreement, royalty payments related to lithium products should be calculated by reference to prices of lithium products sold by SQM Salar only to parties who are not related to SQM Salar. SQM Salar asserts that both parties agreed that lease royalty payments should be based on sales to both related and unrelated parties in order to reflect the market value of the products. In 1997, when SQM Salar began the exploitation of lithium products from the Salar de Atacama and presented Corfo with the first sales results, Corfo performed a study that concluded that it was appropriate for the calculation of lease royalty payments for lithium products to be based on sales prices of such lithium products to both related and unrelated parties, due to market conditions and to the fact that SQM Salar distributed virtually all of its lithium products through a distribution network consisting of parties related to SQM Salar, who then resold to end consumers. Following the study, officers of SQM Salar and Corfo signed a Certificate (Certificación) confirming this understanding. Since 1997, SQM Salar has provided detailed notices of its calculations and made quarterly payments relating to lithium products consistent with the understanding of the parties described above.

68

Corfo also claims that, under the Lease Agreement, royalty payments relating to all potassium chloride products, including those that contain a percentage of K2O below standard, should be calculated by reference to prices of products that have a content of 60% or more of K2O. SQM Salar asserts, and third party experts confirm, that the pricing should be proportionate to the percentage of K2O contained in the final product, consistent with its course of dealing with Corfo and to industry normal practices. Throughout the Lease Agreement, SQM Salar has provided notice of its calculations and made quarterly payments relating to potassium chloride products, without any objection by Corfo. The Lease Agreement provides that if Corfo has any objections to the calculation of lease royalty payments or to the formulas used to calculate such payments, it shall give notice of its objection and initiate an audit proceeding, neither of which actions was undertaken by Corfo.

With regard to Corfo’s claim that SQM Salar has not protected the mining rights of Corfo by marking on site the “HM”, or milestones of measurement, of some of Corfo’s exploitation mining concessions. SQM Salar asserts that such marking on site is a legal obligation of Corfo as the owner of the exploitation mining concessions and that marking on site was not an obligation assigned by Corfo to SQM Salar in the Lease Agreement. SQM Salar also asserts that the marking on site of some of the “HM” did not exist when Corfo and SQM Salar entered into the Lease Agreement and that, irrespective of all the above, SQM Salar has duly protected the exploitation mining concessions subject to the Lease Agreement and that all such concessions are currently outstanding.

SQM Salar asserts that even if the arbitrator concludes that there was a technical breach by SQM Salar of its obligations under the Lease Agreement, such breach cannot result in early termination of the Lease Agreement, as Corfo may terminate the Lease Agreement based solely on a material breach. While SQM Salar believes that it is likely it will prevail in the arbitration proceeding, an adverse ruling against SQM Salar, especially one permitting early termination of the Lease Agreement by Corfo, would have a material adverse effect on the Company, its business, results of operations and cash flow.

Bayport Facility indemnity claim

In 2004, we began operations of our lithium production facilities in Bayport, Texas (the “Bayport Facility”). In 2008, we sold the Bayport Facility to Rockwood Specialties pursuant to an asset purchase agreement entered into in 2008 by our subsidiary SQM Lithium Specialties Limited Partnership, LLP (“SQM Lithium”), as seller, us, as co-indemnitor, and Rockwood Specialties, as purchaser (the “2008 Asset Purchase Agreement”).

In September 2014, SQM Lithium received notice from Rockwood Specialties that it had received a request for information from the Texas Commission on Environmental Quality (“TCEQ”) related to waste disposal activities of the Bayport Facility at a former chemical recycling facility located in Houston, Texas (the “CES Site”), under the administration of CES Environmental Services, Inc. (“CES”). Rockwood Specialties also gave notice to SQM Lithium of what it asserted to be its indemnification obligation related to the CES Site pursuant to the 2008 Asset Purchase Agreement. We understand that the CES Site was operated by CES from 2004 to 2010 when CES filed for bankruptcy, and the CES Site was closed. In August 2014, the U.S. Environmental Protection Agency (the “EPA”) commenced a removal action at the CES Site. The TCEQ is currently gathering information to identify potentially responsible parties associated with the CES Site. We believe the TCEQ has sent requests for information to approximately 80 parties who may have sent waste to the CES Site, including Rockwood Specialties. The EPA and TCEQ process is at a very early stage, and we currently have limited information as to the condition of the CES Site or the parties involved. The CES Site has not been listed on the EPA’s National Priorities List or any analogous state list. Neither the Company nor SQM Lithium has received any requests for information from the EPA or TCEQ relating to the CES Site, and neither has been named as a potentially responsible party. In October 2014, SQM Lithium requested information from Rockwood Specialties and gave Rockwood Specialties notice that it may seek indemnification from Rockwood Specialties related to the CES Site pursuant to the 2008 Asset Purchase Agreement.

69

Index to financial statements

Unaudited Consolidated Financial Statements as of June 30, 2014 and 2013 and for the six months ended June 30, 2014 and 2013

CH$	—	Chilean pesos
ThCh$	—	Thousands of Chilean pesos
US$	—	United States dollars
ThUS$	—	Thousands of United States dollars
UF	—	The UF is an inflation-indexed, Chilean peso-denominated monetary unit. The UF rate is set daily in advance, based on the change in the Consumer Price Index of the previous month.

CONSOLIDATED CLASSIFIED STATEMENTS OF FINANCIAL POSITION

ASSETS	Note	As of June 30, 2014 ThUS$	As of December 31, 2013 ThUS$
		Unaudited	Audited
Current assets
Cash and cash equivalents	7.1	545,374	476,622
Other current financial assets	10.1	451,150	460,173
Other current non-financial assets	25	36,319	44,230
Trade and other receivables, current	10.2	379,924	330,992
Trade receivables due from related parties, current	9.5	128,919	128,026
Current inventories	8	893,188	955,530
Current tax assets	28.1	25,377	59,476
Total current assets		2,460,251	2,455,049

Non-current assets
Other non-current financial assets	10.1	99	95
Other non-current non-financial assets	25	35,354	36,505
Trade receivables, non-current	10.2	1,555	1,282
Investments in associates	11.1	51,423	51,075
Investments in joint ventures	12.3	26,846	25,943
Intangible assets other than goodwill	13.1	104,240	104,363
Goodwill	13.1	38,388	38,388
Property, plant and equipment	14.1	1,969,289	2,054,377
Deferred tax assets	28.4	512	531
Total non-current assets		2,227,706	2,312,559
Total assets		4,687,957	4,767,608

The accompanying notes form an integral part of these consolidated financial statements.

F-1

CONSOLIDATED CLASSIFIED STATEMENTS OF FINANCIAL POSITION, (continued)

Liabilities and Equity	Note	As of June 30, 2014 ThUS$	As of December 31, 2013 ThUS$
		Unaudited	Audited
Liabilities
Current liabilities
Other current financial liabilities	10.4	216,325	401,426
Trade and other payables, current	10.5	156,855	150,960
Trade payables due to related parties, current	9.6	92	-
Other current provisions	18.1	23,883	17,953
Current tax liabilities	28.2	23,918	31,707
Provisions for employee benefits, current	15.1	15,904	25,236
Other current non-financial liabilities	18.3	145,568	95,353
Total current liabilities		582,545	722,635

Non-current liabilities
Other non-current financial liabilities	10.4	1,391,649	1,417,390
Other non-current provisions	18.1	8,759	8,633
Deferred tax liabilities	28.4	160,713	154,295
Provisions for employee benefits, non-current	15.1	32,246	32,414
Total non-current liabilities		1,593,367	1,612,732
Total liabilities		2,175,912	2,335,367

Equity	17
Share capital		477,386	477,386
Retained earnings		1,985,759	1,909,725
Other reserves		(6,721)	(10,491)
Equity attributable to owners of the Parent		2,456,424	2,376,620
Non-controlling interests		55,621	55,621
Total equity		2,512,045	2,432,241
Total liabilities and equity		4,687,957	4,767,608

The accompanying notes form an integral part of these consolidated financial statements.

F-2

CONSOLIDATED STATEMENTS OF INCOME BY FUNCTION

		January to June		April to June
	Note	2014	2013	2014	2013
		ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited
Revenue	20	1,056,373	1,189,856	522,301	566,459
Cost of sales	27.2	(756,202)	(763,153)	(376,953)	(378,613)
Gross profit		300,171	426,703	145,348	187,846

Other income	27.3	5,271	8,961	3,512	4,676
Administrative expenses	27.4	(44,841)	(50,678)	(23,507)	(27,377)
Other expenses by function	27.5	(29,895)	(24,604)	(14,650)	(11,357)
Other gains (losses)	27.6	464	291	25	528
Profit (loss) from operating activities		231,170	360,673	110,728	154,316
Finance income		6,706	7,394	3,714	3,023
Finance costs	22	(30,857)	(27,431)	(15,132)	(14,299)
Share of profit of associates and joint ventures accounted for using the equity method		8,842	9,993	4,267	4,072
Foreign currency translation differences	23	(4,310)	(8,842)	(2,628)	(4,079)
Profit (loss) before taxes		211,551	341,787	100,949	143,033
Income tax expense, continuing operations	28.4	(57,706)	(80,147)	(28,841)	(34,052)

Profit (loss) from continuing operations		153,845	261,640	72,108	108,981

Profit for the year		153,845	261,640	72,108	108,981
Profit attributable to
Owners of the Parent		152,067	259,232	71,063	107,426
Non-controlling interests		1,778	2,408	1,045	1,555
Profit for the year		153,845	261,640	72,108	108,981

The accompanying notes form an integral part of these consolidated financial statements.

F-3

CONSOLIDATED STATEMENTS OF INCOME BY FUNCTION (continued)

		January to June		April to June
	Note	2014	2013	2014	2013
		US$	US$	US$	US$
	Unaudited
Earnings per share
Common shares
Basic earnings per share (US$ per share)	21	0,5778	0,9849	0,2700	0,4082

Basic earnings per share (US$ per share) from continuing operations		0,5778	0,9849	0,2700	0,4082

Diluted common shares
Diluted earnings per share (US$ per share)	21	0,5778	0,9849	0,2700	0,4082

Diluted earnings per share (US$ per share) from continuing operations		0,5778	0,9849	0,2700	0,4082

The accompanying notes form an integral part of these consolidated financial statements.

F-4

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	January to June		April to June
	2014	2013	2014	2013
Statements of comprehensive income	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited

Profit for the year	153,845	261,640	72,108	108,981
Components of other comprehensive income before taxes and foreign currency translation differences
Gain (loss) from foreign currency translation differences, before taxes	(487)	(2,653)	(241)	(1,974)
Other comprehensive income before taxes and foreign currency translation differences	(487)	(2,653)	(241)	(1,974)
Cash flow hedges
(Gain) loss from cash flow hedges before taxes	5,210	12,983	(3,546)	13,222
Other comprehensive income before taxes and cash flow hedges	5,210	12,983	(3,546)	13,222
Other comprehensive income before taxes and actuarial gains (losses) from defined benefit plans	-	-	-	-
Other miscellaneous reserves	-	-	-	-
Other components of other comprehensive income before taxes	4,723	10,330	(3,787)	11,248

Income taxes associated with components of other comprehensive income
Income taxes associated with cash flow hedges in other comprehensive income	(1,013)	(2,390)	695	(2,480)
Income taxes associated with components of other comprehensive income	(1,013)	(2,390)	695	(2,480)

Other comprehensive income	3,710	7,940	(3,092)	8,768

Total comprehensive income	157,555	269,580	69,016	117,749

Comprehensive income attributable to
Owners of the Parent	155,837	267,225	67,973	116,262
Non-controlling interests	1,718	2,355	1,043	1,487
Total comprehensive income	157,555	269,580	69,016	117,749

The accompanying notes form an integral part of these consolidated financial statements.

F-5

CONSOLIDATED STATEMENTS OF CASH FLOWS

Statements of cash flows	Note	6/30/2014 ThUS$	6/30/2013 ThUS$
		Unaudited
Cash flows from (used in) operating activities

Types of receipts from operating activities

Cash receipts from sales of goods and rendering of services		1,038,327	1,215,462
Other cash receipts from operating activities		-	-

Types of payments

Cash payments to suppliers for the provision of goods and services		(592,600)	(757,017)
Cash payments to and on behalf of employees		(21,358)	(23,521)
Other payments related to operating activities		(6,642)	(12,006)
Dividends received		6,924	12,758
Interest paid		(34,269)	(33,473)
Interest received		6,706	7,394
Reimbursed (paid) income taxes		(22,565)	(85,181)
Other incomes (outflows) of cash		10,949	-

Net cash generated from (used in) operating activities		385,472	324,416

Cash flows from (used in) investing activities
Cash receipts from the loss of control of subsidiaries and other businesses		2,011	-
Proceeds from the sale of property, plant and equipment		167	625
Acquisition of property, plant and equipment		(56,536)	(226,294)
Proceeds from sales of intangible assets		1,502	-
Cash advances and loans granted to third parties		(865)	290
Other incomes (outflows) of cash (*)		(16,660)	(258,781)

Net cash generated from (used in) investing activities		(70,381)	(484,160)

(*) Includes other cash receipts (payments), investments and redemptions of time deposits and other financial instruments, which do not qualify as cash and cash equivalents in accordance with IAS 7.7 as they record a maturity date from their date of origin greater than 90 days.

The accompanying notes form an integral part of these consolidated financial statements.

F-6

CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)

	Note	06/30/2014 ThUS$	06/30/2013 ThUS$
		Unaudited
Cash flows from (used in) financing activities

Proceeds from issue of capital instruments		-	-
Proceeds from long-term borrowings		-	380,000
Proceeds from short-term borrowings		40,000	-
Total proceeds from borrowings		40,000	380,000
Repayment of borrowings		(241,757)	(80,000)
Dividends paid		(36,274)	(76,784)
Other cash receipts (payments)		-	(5,898)

Net cash generated from (used in) financing activities		(238,031)	(217,318)

Net increase (decrease) in cash and cash equivalents before the effect of changes in the exchange rate		77,060	57,574

Effects of exchange rate fluctuations on cash held		(8,308)	(4,740)
Net (decrease) increase in cash and cash equivalents		68,752	(52,834)

Cash and cash equivalents at beginning of period		476,622	324,353
Cash and cash equivalents at end of period		545,374	377,187

The accompanying notes form an integral part of these consolidated financial statements.

F-7

STATEMENTS OF CHANGES IN EQUITY

2014	Share capital	Foreign currency translation difference reserves	Cash flow hedge reserves	Actuarial gains (losses) from defined benefit plans	Other miscellaneous reserves	Other reserves	Retained earnings	Equity attributable to owners of the Parent	Non-controlling interests	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Equity at beginning of the year	477,386	(3,817)	(3,766)	(1,231)	(1,677)	(10,491)	1,909,725	2,376,620	55,621	2,432,241

Profit for the year	-	-	-	-	-	-	152,067	152,067	1,778	153,845

Other comprehensive income	-	(427)	4,197	-	-	3,770	-	3,770	(60)	3,710

Comprehensive income	-	(427)	4,197	-	-	3,770	152,067	155,837	1,718	157,555

Dividends	-	-	-	-	-	-	(76,033)	(76,033)	(1,718)	(77,751)

Increase (decrease) in transfers and other changes	-	-	-	-	-	-	-	-	-	-

Increase (decrease) in equity	-	(427)	4,197	-	-	3,770	76,034	79,804	-	79,804

Equity As of June 30, 2014 (Unaudited)	477,386	(4,244)	431	(1,231)	(1,677)	(6.721)	1.985.759	2.456.424	55.621	2.512.045

The accompanying notes form an integral part of these consolidated financial statements.

F-8

STATEMENTS OF CHANGES IN EQUITY

2013	Share capital	Foreign currency translation difference reserves	Cash flow hedge reserves	Actuarial gains (losses) from defined benefit plans	Other miscellaneous reserves	Other reserves	Retained earnings	Equity attributable to owners of the Parent	Non-controlling interests	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Equity at beginning of the year	477,386	(330)	(16,522)	(2,243)	(1,677)	(20,772)	1,676,169	2,132,783	54,663	2,187,446

Profit for the year	-	-	-	-	-	-	259,232	259,232	2,408	261,640

Other comprehensive income	-	(2,601)	10,594	-	-	7,993	-	7,993	(53)	7,940

Comprehensive income	-	(2,601)	10,594	-	-	7,993	259,232	267,225	2,355	269,580

Dividends	-	-	-	-	-	-	(77,770)	(77,770)	(2,200)	(79,970)

Increase (decrease) in transfers and other changes	-	-	-	-	-	-	-	-	-	-

Increase (decrease) in equity	-	(2,601)	10,594	-	-	7,993	181,462	189,455	155	189,610

Equity As of June 30, 2013 (Unaudited)	477,386	(2,931)	(5,928)	(2,243)	(1,677)	(12,779)	1,857,631	2,322,238	54,818	2,377,056

The accompanying notes form an integral part of these consolidated financial statements.

F-9

Notes to the Consolidated Financial

Statements as of June 30, 2014

Sociedad Química y Minera de Chile S.A.

and Subsidiaries

F-10

Note 1 – Identification and Activities of the Company and Subsidiaries

1.1	Historical background

Sociedad Química y Minera de Chile S.A. "SQM" is an open stock corporation organized under the laws of the Republic of Chile, Tax Identification No.93.007.000-9.

The Company was incorporated through a public deed dated June 17, 1968 by the notary public of Santiago MR. Sergio Rodríguez Garcés. Its existence was approved by Decree No. 1,164 of June 22, 1968 of the Ministry of Finance, and it was registered on June 29, 1968 in the Registry of Commerce of Santiago, on page 4,537 No. 1,992. SQM's headquarters are located at El Trovador 4285, Fl. 6, Las Condes, Santiago, Chile. The Company's telephone number is +56 2 2425-2000.

The Company is registered with the Securities Registry of the Chilean Superintendence of Securities and Insurance (SVS) under No. 0184 dated March 18. 1983 and is subject to the inspection of the SVS.

1.2	Main domicile where the Company performs its production activities

The Company’s main domiciles are: Calle Dos Sur plot No. 5 - Antofagasta; Arturo Prat 1060 - Tocopilla; Administración Building w/n - Maria Elena; Administración Building w/n Pedro de Valdivia - María Elena, Anibal Pinto 3228 - Antofagasta, Kilometer 1378 Ruta 5 Norte Highway - Antofagasta, Coya Sur Plant w/n - Maria Elena, kilometer 1760 Ruta 5 Norte Highway - Pozo Almonte, Salar de Atacama (Atacama Saltpeter deposit) potassium chloride plant s/n - San Pedro de Atacama, potassium sulfate plant at Salar de Atacama s/n – San Pedro de Atacama, mining works at Salar de Ascotán Region II of Chile, Minsal Mining Camp s/n CL Plant CL, Potassium– San Pedro de Atacama.

1.3	Codes of main activities

The codes of the main activities as established by the Chilean Superintendence of Securities and Insurance are as follows:

-	1700 (Mining)
-	2200 (Chemical products)
-	1300 (Investment)

1.4	Description of the nature of operations and main activities

Our products are mainly derived from mineral deposits found in northern Chile. We mine and process caliche ore and brine deposits. The caliche ore in northern Chile contains the only known nitrate and iodine deposits in the world and is the world’s largest commercially exploited source of natural nitrates. The brine deposits of the Salar de Atacama, a salt-encrusted depression within the Atacama Desert in northern Chile, contain high concentrations of lithium and potassium as well as significant concentrations of sulfate and boron.

F-11

Note 1 – Identification and Activities of the Company and Subsidiaries (continued)

1.4	Description of the nature of operations and main activities, continued

From our caliche ore deposits located in the north of Chile, we produce a wide range of nitrate-based products used for specialty plant nutrients and industrial applications, as well as iodine and iodine derivatives. At the Salar de Atacama, we extract brines rich in potassium, lithium, sulfate and boron in order to produce potassium chloride, potassium sulfate, lithium solutions, boric acid and bischofite (magnesium chloride). We produce lithium carbonate and lithium hydroxide at our plant near the city of Antofagasta, Chile, from the solutions brought from the Salar de Atacama. We market all of these products through an established worldwide distribution network.

We sell our products in over 100 countries worldwide through our global distribution network and generate our revenue mainly from abroad.

Our products are divided into six categories: specialty plant nutrition, iodine and its derivatives, lithium and its derivatives, industrial chemicals, potassium and other products and services, described as follows:

Specialty plant nutrition: SQM produces and sells four types of specialty plant nutrition in this line of business: potassium nitrate, sodium nitrate, sodium potassium nitrate, and specialty mixes. This business is characterized by being closely related to its customers for which it has specialized staff who provide expert advisory in best practices for fertilization according to each type of crop, soil and climate. Within this type of business, potassium derivative products and specially potassium nitrate have had a leading role given the contribution they make to develop crops insuring an improvement in post-crop life in addition to improving quality, flavor and fruit color. The potassium nitrate, which is sold in multiple formats and as a part of other specialty mixtures, is complemented by sodium nitrate, potassium sodium nitrate, and more than 200 fertilizing mixtures.

Iodine: The Company is a major producer of iodine at worldwide level. Iodine is widely used in the pharmaceutical industry, technology and nutrition. Additionally, iodine is used as X ray contrast media and polarizing film for LCD displays.

Lithium: the Company’s lithium is mainly used for manufacturing rechargeable batteries for cell phones, cameras and notebooks. Through the manufacturing of lithium-based products, SQM provides significant materials to face great challenges such as the efficient use of energy and raw materials. Lithium is not only used for rechargeable batteries and in new technologies for vehicles propelled by electricity, but is also used in industrial applications to lower melting temperature and to help saving costs and energy.

F-12

Note 1 – Identification and Activities of the Company and Subsidiaries (continued)

1.4	Description of the nature of operations and main activities, continued

Industrial Chemicals: Industrial chemicals are products used as supplies for a number of production processes. SQM participates in this line of business during more than 30 years producing sodium nitrate, potassium nitrate, boric acid and potassium chloride. Industrial nitrates have increased their importance over the last few years due to their use as storage means for thermal energy at solar energy plants, which are widely used in countries as Spain and the United States in their search for decreasing CO2 emissions

Potassium: The potassium is a primary essential macro-nutrient, and even though does not form part of the plant’s structure, has a significant role for the developing of its basic functions, validating the quality of a crop, increasing post-crop life, improving the crop flavor, its amount in vitamins and its physical appearance. Within this business line, SQM has also potassium chlorate and potassium sulfate, both extracted from the salt layer located under the Salar de Atacama (the Atacama Saltpeter Deposit.)

Other products and services: This business line includes revenue from commodities, services, interests, royalties and dividends.

1.5	Other background:

Staff

As of June 30, 2014 and December 31, 2013, staff was detailed as follows:

	6/30/2014	12/31/2013

Permanent staff	4,680	4,792

F-13

Note 1 – Identification and Activities of the Company and subsidiaries (continued)

1.5	Other background, continued

Main shareholders

The table below establishes certain information about the beneficial property of Series A and Series B shares of SQM as of June 30, 2014 and December 31, 2013. In respect to each shareholder which has interest of more than 5% of outstanding Series A or B shares. The information below is taken from our records and reports controlled in the Central Securities Depository and reported to the Superintendence of Securities and Insurance (SVS) and the Chilean Stock Exchange, whose main shareholders are as follows:

Shareholder as of June 30, 2014	No. of Series A with ownership	% of Series A shares	No. of Series B with ownership	% of Series B shares	% of total shares
The Bank of New York Mellon, ADRs	-	-	60,510,787	50.27%	22.99%
Sociedad de Inversiones Pampa Calichera S.A.(*)	44,784,205	31.36%	7,007,688	5.82%	19.68%
Inversiones El Boldo Limitada	29,330,326	20.54%	17,963,546	14.92%	17.97%
Inversiones RAC Chile Limitada	19,200,242	13.44%	2,202,773	1.83%	8.13%
Potasios de Chile S.A.(*)	18,179,147	12.73%	-	-	6.91%
BTG Pactual Chile S.A. C de B	15,526,000	10.87%	-	-	5.90%
Inversiones Global Mining (Chile) Limitada (*)	8,798,539	6.16%	-	-	3.34%
Banco Itau on behalf of foreign investors	20,950	0.01%	5,675,784	4.72%	2.16%
Banco de Chile on behalf of non-resident third parties	-	-	5,544,663	4.61%	2.11%
Inversiones La Esperanza Limitada	3,693,977	2.59%	-	-	1.40%

(*) Total Pampa Group 29.93%

Shareholder as of December 31, 2013	No. of Series A with ownership	% of Series A shares	No. of Series B with ownership	% of Series B shares	% of total shares
The Bank of New York Mellon, ADRs	-	-	56,302,367	46.77%	21.39%
Sociedad de Inversiones Pampa Calichera S.A.(*)	44,758,830	31.34%	6,971,799	5.79%	19.65%
Inversiones El Boldo Limitada	29,225,196	20.46%	18,028,676	14.98%	17.95%
Inversiones RAC Chile Limitada	19,200,242	13.44%	2,202,773	1.83%	8.13%
Potasios de Chile S.A.(*)	18,179,147	12.73%	-	-	6.91%
BTG Pactual Chile S.A. C de B	15,593,709	10.92%	797,393	0.66	6.23%
Inversiones Global Mining (Chile) Limitada (*)	8,798,539	6.16%	-	-	3.34%
Banco Itau on behalf of investors	20,950	0.01%	5,428,234	4.51%	2.07%
Banco de Chile on behalf of non-resident third parties	-	-	5,234,823	4.35%	1.99%
Inversiones La Esperanza Limitada	3,693,977	2.59%	-	-	1.40%

(*) Total Pampa Group 29.90%

On June 30, 2014 the total number of shareholders had risen to 1,288.

F-14

Note 2 - Basis of presentation for the consolidated financial statements

2.1	Accounting period

These consolidated financial statements cover the following periods:

-	Consolidated Statements of Financial Position for the periods ended June 30, 2014 and December 31, 2013.

-	Consolidated Statements of Changes in Equity for the periods ended June 30, 2014 and 2013.

-	Consolidated Statements of Comprehensive Income for the periods between January and June 30, 2014 and 2013.

-	Statements of Direct-Method Cash Flows for the periods ended June 30, 2014 and 2013.

F-15

Note 2 - Basis of presentation for the consolidated financial statements (continued)

2.2	Financial statements

The consolidated interim financial statements of Sociedad Química y Minera de Chile S.A. and Subsidiaries, have been prepared in accordance with International Financial Reporting Standards (hereinafter “IFRS”) and represent the full, explicit and unreserved application of the aforementioned international standards issued by the International Accounting Oversight Board (IASB).

These annual consolidated financial statements reflect fairly the Company’s equity and financial position and the results of its operations, changes in the statement of recognized revenue and expenses and cash flows, which have occurred during the periods then ended.

IFRS establish certain alternatives for their application. Those applied by the Company and its subsidiaries are included in detail in this Note.

The accounting policies used in the preparation of these consolidated annual and interim accounts comply with each IFRS in force at their date of presentation. Certain reclassifications have been made for comparative purposes.

2.3	Basis of measurement

The interim consolidated financial statements have been prepared on the historical cost basis except for the following material items:

-	inventories are recorded at the lower of cost and net realizable value;
-	other current and non-current asset and financial liabilities at amortized cost;
-	financial derivatives at fair value; and
-	staff severance indemnities and pension commitments at actuarial value.

F-16

Note 2 - Basis of presentation for the consolidated financial statements (continued)

2.4	Accounting pronouncements

New accounting pronouncements.

a)	The following, standards, interpretations and amendments are mandatory for the first time for the annual periods beginning on January 1, 2014 and July 1,2014:

Standards and Interpretations	Mandatory for periods beginning on

IFRIC 21 “Levies”

Issued in May 2013. It defines a levy as the outflow of resources that incorporates economic benefits that is imposed by the Government to entities in accordance with current applicable legislation. It indicates the accounting treatment for a liability to pay a levy if such liability is within the scope of IAS 37. It addresses when to recognize a liability for levies imposed by a public authority to operate in a specific market. It proposes that the liability be recognized when an event triggering the liability occurs and payment cannot be avoided. The event triggering the liability may occur at a given date or progressively throughout time.

01/01/2014
Amendments and improvements	Mandatory for periods beginning on

IAS 32 “Financial Instruments: Presentation” It clarifies the requirements for the offsetting of financial assets and financial liabilities in the Statement of financial position.	01/01/2014

IAS 27 “Separate Financial Statements”; IFRS 10 “Consolidated Financial Statements” and IFRS 12 “Disclosure of Interests in Other Entities”

The amendments include a definition of investment entity and provide an exemption for the consolidation of subsidiaries for entities meeting the definition for an “investment entity”. The amendment also introduces new disclosure requirements relative to investment entities in IFRS 12 and IAS 27

01/01/2014
IAS 36 “Impairment of Assets”- It amends the disclosure of the recoverable amount of non-financial assets aligning them to the requirements of IFRS 13	01/01/2014
IAS 39 “Financial Instruments: Recognition and Measurement” It establishes certain conditions that must be met for the novation of derivatives to allow the continuation of hedge accounting; this in order to avoid novations that are the result of laws and regulations affecting the financial statements.	01/01/2014

IAS 19 “Employee Benefits”- This amendment applies to employee or third party contributions in defined benefit plans. Amendments are intended to simplify the accounting for contributions that are independent of the number of years of service of employees; e.g., contributions by employees that are calculated in accordance with a fixed percentage of the employee’s salary.	01/01/2014

F-17

Note 2 -  Basis of presentation for the consolidated financial statements (continued)

2.4	Accounting pronouncements, (continued)

Mandatory for periods beginning on

Improvements to Information Financial Reporting Standards (2012) Issued in December 2013

IFRS 2 “Share-based Payment” – clarifies the definition of “vesting conditions” and “market conditions” and defines separately “performance conditions” and “service conditions.” Such an amendment should be applied prospectively on share-based payment transactions whose grant date is July 1, 2014 or after. Early adoption is permitted

07/01/2014

Amendments and improvements

IFRS 3, "Business Combinations" - The standard is amended to clarify that the obligation to pay a contingent consideration that meets the definition of a financial instrument is classified as a financial liability or equity, on the basis of the definitions in IAS 32, "Financial Instruments: Presentation." The standard was additionally amended to clarify that all non-equity contingent consideration, both financial and non-financial, is measured at its fair value at each reporting date at fair value through profit or loss. Consequently, there are also changes to IFRS 9, IAS 37 and IAS 39. The amendment is applicable prospectively for business combinations the acquisition date of which is July 1, 2014 or after. Early adoption is permitted provided that amendments of IFRS 9 and IAS 37 also issued as part of the 2012 improvement plan are applied	07/01/2014

IFRS 8 “Operating Segments” – The standard is amended to include the requirement to disclose the judgments made by management in the aggregation of operating segments. The standard was additionally modified to require a reconciliation of assets of the segments to assets of an entity, when assets are reported by segment. Early adoption is permitted

IFRS 13 "Fair Value Measurement” – The IASB has amended the basis for conclusions of IFRS 13 to clarify that it did not intend to eliminate the ability to measure short-term receivables and payables at nominal amounts if the effect of adjusting is not significant.

IAS 16, "Property, Plant and Equipment" and IAS 38 "Intangible Assets" – Both standards are amended to clarify the treatment of the gross carrying amount and accumulated depreciation when an entity uses the revaluation model. Early adoption is permitted.

IAS 24 "Related Party Disclosures" – The standard is amended to include, as related party, an entity that provides key management personnel services to the reporting entity of the Parent of the reporting entity (“the managing entity”). Early adoption is permitted

F-18

Note 2 -  Basis of presentation for the consolidated financial statements (continued)

2.4	Accounting pronouncements, (continued)

Improvements to Information Financial Reporting Standards (2013)

Issued in December 2013.

IFRS 1 “First-time Adoption of International Financial Reporting Standards” – Clarifies that when a new version of a standard is not yet mandatory but is available for early adoption, a first-time adopter of IFRS may opt to apply the older version of the standard, provided that the same standard is applied to all periods presented.

07/01/2014

IFRS 3 “Business Combinations” – The standard is modified to clarify that IFRS 3 is not applicable to the accounting recognition of the formation of a new joint arrangement under IFRS 11. This amendment also clarifies that only the scope exemption is applied to the financial statements of the joint arrangement.

IFRS 13 “Fair Value Measurement” – Clarifies that the portfolio exception in IFRS 13, that allows an entity to measure the fair value of a group of financial assets and financial liabilities as at their net amount, all contracts including non-financial contracts) within the scope of IAS 39 or IFRS 9. An entity must apply the amendments prospectively from the start of the first annual period in which IFRS 13 is applied.

The adoption of the standards, amendments and interpretations described above have no significant impact on the Company’s consolidated financial statements.

F-19

Note 2 -   Basis of presentation for the consolidated financial statements (continued)

2.4	Accounting pronouncements, (continued)

b)	The new standards,, interpretations and amendments issued not effective for 2014, which the company has not adopted early are as follows:

Standards and interpretations	Mandatory for periods beginning on

IFRS 9 “Financial Instruments”- This standard amends the classification and measurement of financial assets. It establishes two measurement categories: amortized cost and fair value. All equity securities shall be measured at fair value. Subsequently, this standard was amended to include the treatment and classification of financial liabilities. The main change is that, for cases where the fair value option for financial liabilities is selected, the portion of the change in fair value attributable to changes in the entity’s own credit risk shall be recognized in other comprehensive income unless this generates an accounting mismatch. Early adoption is permitted.	01/01/2018

IFRS 15 “Revenue from Contracts with Customers”- This standard establishes the principles that an entity shall apply to report useful information to users of financial statements about the nature, amount, timing, and uncertainty of revenue and cash flows arising from a contract with a customer. For such purposes, the basic principle is that an entity will recognize revenue representing the transfer of goods or services to customers in an amount that reflects the consideration that the entity expect to receive in exchange for such goods or services. The application of this standard will replace IAS 11 Construction Contracts and IAS 18 Revenue, as well as IFRIC 13 Customer Loyalty Programmes, IFRIC 15 Agreements for the Construction of Real Estate, IFRIC 18 Transfers of Assets from Customers and SIC 31 Revenue-Barter Transactions Involving Advertising Services. Early application is permitted	01/01/2017

F-20

Note 2 -   Basis of presentation for the consolidated financial statements (continued)

2.4	Accounting pronouncements, (continued)

Amendments and improvements	Mandatory for periods beginning on

IFRS 9 “Financial Instruments” – The amendments include as main element a substantial review of hedge accounting to allow entities to better reflect their risk management activities in the financial statements. Likewise and although not related to hedge accounting, this amendment allows entities to early adopt the requirement of recognizing in other comprehensive income changes in the fair value attributable to changes in the entity’s credit risk (for financial liabilities that are designated under the fair value option). Such an amendment may be applied without having to adopt the remainder of IFRS 9.	01/01/2018

Amendment to IFRS 11: Joint Arrangements – This amendment includes guidance relates to the method for accounting for an acquisition of an interest in a joint operation in which the activity constitutes a business, specifying the proper treatment for such acquisitions.	01/01/2016

IAS 16 “Property, Plant and Equipment” and IAS 38 “Intangible Assets” – The amendments clarify that a depreciation method that is based on revenue that is generated by an activity that includes the use of an asset is not appropriate because revenue generated by such an activity in general reflects other factors other than the use of the economic benefits embedded in the asset. , Likewise, the amendments clarify that a revenue-based amortization method is inappropriate to measure the use of the economic benefits embedded in the intangible asset.	01/01/2016

IAS 16 “Property, Plant and Equipment” and IAS 41 “Agriculture” – These amendments modify the financial information for “bearer plants”, such as vineyards, rubberwood tree and oil palm. The amendments define the concept of “bearer plant” and establish that they should be accounted for in the same way as property, plant and equipment because their operation is similar to that of manufacturing. Consequently, the amendments include them within the scope of IAS 16, instead of IAS 41. The produce growing on bearer plants will remain within the scope of IAAS 41. Early adoption is permitted.	01/01/2016

The Company's management estimates that the adoption of standards, amendments and interpretations described above are under evaluation and it is expected that they will not have a significant impact on the Consolidated Financial Statements of the Company.

F-21

Note 2 -   Basis of presentation for the consolidated financial statements (continued)

2.5  Basis of consolidation

(a)           Subsidiaries

Relate to all the entities on which Sociedad Química y Minera de Chile S.A. has control when it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those variable returns through its power over the entity. Subsidiaries apply the same accounting policies of their Parent.

To account for the acquisition, the Company uses the acquisition method. Under this method the acquisition cost is the fair value of assets delivered, equity securities issued and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition. Identifiable assets acquired and liabilities and contingencies assumed in a business combination are measured initially at fair value at the acquisition date. For each business combination, the Company will measure non-controlling interest of the acquire either at fair value or as proportional share of net identifiable assets of the acquiree.

F-22

Note 2 -  Basis of presentation for the consolidated financial statements (continued)

2.5	Basis of consolidation, continued

Companies included in consolidation:

				Ownership interest
TAX ID No.	Foreign subsidiaries	Country of origin	Functional currency	06/30/2014			12/31/2013
				Direct	Indirect	Total	Total
Foreign	Nitratos Naturais Do Chile Ltda.	Brazil	US$	0.0000	100.0000	100.0000	100.0000
Foreign	Nitrate Corporation Of Chile Ltd.	United Kingdom	US$	0.0000	100.0000	100.0000	100.0000
Foreign	SQM North America Corp.	USA	US$	40.0000	60.0000	100.0000	100.0000
Foreign	SQM Europe N.V.	Belgium	US$	0.5800	99.4200	100.0000	100.0000
Foreign	Soquimich S.R.L. Argentina	Argentina	US$	0.0000	100.0000	100.0000	100.0000
Foreign	Soquimich European Holding B.V.	Netherlands	US$	0.0000	100.0000	100.0000	100.0000
Foreign	SQM Corporation N.V.	Dutch Antilles	US$	0.0002	99.9998	100.0000	100.0000
Foreign	SQI Corporation N.V.	Dutch Antilles	US$	0.0159	99.9841	100.0000	100.0000
Foreign	SQM Comercial De México S.A. de C.V.	Mexico	US$	0.0013	99.9987	100.0000	100.0000
Foreign	North American Trading Company	USA	US$	0.0000	100.0000	100.0000	100.0000
Foreign	Administración Y Servicios Santiago S.A. de C.V.	Mexico	US$	0.0000	100.0000	100.0000	100.0000
Foreign	SQM Peru S.A.	Peru	US$	0.9800	99.0200	100.0000	100.0000
Foreign	SQM Ecuador S.A.	Ecuador	US$	0.0040	99.9960	100.0000	100.0000
Foreign	SQM Nitratos Mexico S.A. de C.V.	Mexico	US$	0.0000	100.0000	100.0000	100.0000
Foreign	SQMC Holding Corporation L.L.P.	USA.	US$	0.1000	99.9000	100.0000	100.0000
Foreign	SQM Investment Corporation N.V.	Dutch Antilles	US$	1.0000	99.0000	100.0000	100.0000
Foreign	SQM Brasil Limitada	Brazil	US$	1.0900	98.9100	98.3000	100.0000
Foreign	SQM France S.A.	France	US$	0.0000	100.0000	100.0000	100.0000
Foreign	SQM Japan Co. Ltd.	Japan	US$	1.0000	99.0000	100.0000	100.0000
Foreign	Royal Seed Trading Corporation A.V.V.	Aruba	US$	1.6700	98.3300	100.0000	100.0000
Foreign	SQM Oceania Pty Limited	Australia	US$	0.0000	100.0000	100.0000	100.0000
Foreign	Rs Agro-Chemical Trading Corporation A.V.V.	Aruba	US$	98.3333	1.6667	100.0000	100.0000
Foreign	SQM Indonesia S.A.	Indonesia	US$	0.0000	80.0000	80.0000	80.0000
Foreign	SQM Virginia L.L.C.	USA	US$	0.0000	100.0000	100.0000	100.0000
Foreign	SQM Italia SRL	Italy	US$	0.0000	100.0000	100.0000	100.0000
Foreign	Comercial Caimán Internacional S.A.	Panama	US$	0.0000	100.0000	100.0000	100.0000
Foreign	SQM Africa Pty.	South Africa	US$	0.0000	100.0000	100.0000	100.0000
Foreign	SQM Lithium Specialties LLC	USA	US$	0.0000	100.0000	100.0000	100.0000
Foreign	SQM Iberian S.A.	Spain	US$	0.0000	100.0000	100.0000	100.0000
Foreign	SQM Agro India Pvt.Ltd.	India	US$	0.0000	100.0000	100.0000	100.0000
Foreign	SQM Beijing Commercial Co. Ltd.	China	US$	0.0000	100.0000	100.0000	100.0000
Foreign	SQM Thailand Limited (b)	Thailand	US$	0.0000	99.996	99.996	99.996

F-23

Note 2 -   Basis of presentation for the consolidated financial statements (continued)

2.5	Basis of consolidation, continued

Companies included in consolidation:

				Ownership interest
TAX ID No.	Domestic subsidiaries	Country of origin	Functional currency	06/30/2014			12/31/2013
				Direct	Indirect	Total	Total
96.801.610-5	Comercial Hydro S.A.	Chile	US$	0.0000	60.6383	60.6383	60.6383
96.651.060-9	SQM Potasio S.A.	Chile	US$	99.9999	0.0000	99.9999	99.9999
96.592.190-7	SQM Nitratos S.A.	Chile	US$	99.9999	0.0001	100.0000	100.0000
96.592.180-K	Ajay SQM Chile S.A.	Chile	US$	51.0000	0.0000	51.0000	51.0000
86.630.200-6	SQMC Internacional Ltda.	Chile	Ch$	0.0000	60.6381	60.6381	60.6381
79.947.100-0	SQM Industrial S.A.	Chile	US$	99.0470	0.9530	100.0000	100.0000
79.906.120-1	Isapre Norte Grande Ltda.	Chile	Ch$	1.0000	99.0000	100.0000	100.0000
79.876.080-7	Almacenes y Depósitos Ltda.	Chile	Ch$	1.0000	99.0000	100.0000	100.0000
79.770.780-5	Servicios Integrales de Tránsitos y Transferencias S.A.	Chile	US$	0.0003	99.9997	100.0000	100.0000
79.768.170-9	Soquimich Comercial S.A.	Chile	US$	0.0000	60.6383	60.6383	60.6383
79.626.800-K	SQM Salar S.A.	Chile	US$	18.1800	81.8200	100.0000	100.0000
78.053.910-0	Proinsa Ltda.	Chile	Ch$	0.0000	60.5800	60.5800	60.5800
76.534.490-5	Sociedad Prestadora de Servicios de Salud Cruz del Norte S.A.	Chile	Ch$	0.0000	100.0000	100.0000	100.0000
76.425.380-9	Exploraciones Mineras S.A.	Chile	US$	0.2691	99.7309	100.0000	100.0000
76.064.419-6	Comercial Agrorama Ltda.(a)	Chile	Ch$	0.0000	42.4468	42.4468	42.4468
76.145.229-0	Agrorama S.A.	Chile	Ch$	0.0000	60.6377	60.6377	60.6377
76.359.919-1	Orcoma Estudios SPA (c)	Chile	US$	100.0000	-	100.0000	100.0000
76.360.575-2	Orcoma SPA (d)	Chile	US$	100.0000	-	100.0000	100.0000

(a)	Comercial Agrorama Ltda. was consolidated given that the Company has control through the subsidiary Soquimich Comercial S.A.

(b)	On December 31, 2013, the subsidiary Orcoma Estudios SPA was incorporated where Sociedad Quimica y Minera de Chile S.A. made a capital contribution of US$ 1,500.

(c)	On December 31, 2013, the subsidiary Orcoma SPA, was incorporated where Sociedad Quimica y Minera de Chile S.A. made a capital contribution of ThUS$ 2,358.

F-24

Note 2 -   Basis of presentation for the consolidated financial statements (continued)

2.5  Basis of consolidation, continued

Subsidiaries are consolidated using the line-by-line method adding the items that represent assets, liabilities, revenues and expenses of similar content and eliminating those related to intragroup transactions.

Profit or loss of depending companies acquired or disposed of during the year are included in profit or loss accounts consolidated from the effective date of acquisition or up to the effective date of disposal, as applicable.

Non-controlling interest represents the equity of a subsidiary not directly or indirectly attributable to the Parent.

2.6  Significant accounting judgments, estimates and assumptions

Management of Sociedad Química y Minera de Chile S.A. and its subsidiaries is responsible for the information contained in these consolidated financial statements, which expressly indicate that all the principles and criteria included in IFRSs as issued by the International Accounting Standard Board (IASB) have been applied in full.

In preparing the consolidated financial statements of Sociedad Química y Minera de Chile S.A. and its subsidiaries Management has made judgments and estimates to quantify certain assets, liabilities, revenues, expenses and commitments included therein. Basically, these estimates refer to:

-	The useful lives of property, plant and equipment and intangible assets and their residual value;
-	Impairment losses of certain assets, including trade receivables;
-	Assumptions used in calculating the actuarial amount of pension-related and severance indemnity payment benefit commitments;
-	Provisions for commitments assumed with third parties and contingent liabilities;
-	Provisions on the basis of technical studies that cover the different variables affecting products in stock (density, moist, among others), and allowance for slow-moving spare-parts in stock;
-	Future cost for closure of mining sites;
-	The determination of the fair value of certain financial assets and derivative instruments;
-	The determination and assignment of fair values in business combinations.

Despite the fact that these estimates have been made on the basis of the best information available on the date of preparation of these consolidated financial statements, certain events may occur in the future and oblige their amendment (upwards or downwards) over the next few years, which would be made prospectively, recognizing the effects of the change in estimates in the related future consolidated financial statements.

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Note 3 -   Significant accounting policies

3.1	Classification of balances as current and non-current

In the attached consolidated statement of financial position, balances are classified in consideration of their remaining recovery (maturity) dates; i.e., those maturing on a date equal to or lower than twelve months are classified as current and those with maturity dates exceeding the aforementioned period are classified as non-current.

The exception to the foregoing relates to deferred taxes, which are classified as non-current, regardless of the maturity they have.

3.2	Functional and presentation currency

The Company’s interim consolidated financial statements are presented in United States dollars (“U.S. dollars” or “US$”), which is the Company’s functional and presentation currency and is the currency of the main economic environment in which it operates.

Consequently, the term foreign currency is defined as any currency other than U.S. dollar.

The interim consolidated financial statements are presented in thousands of United States dollars without decimals.

3.3	Foreign currency translation

(a)  Domestic entities:

Assets and liabilities denominated in Chilean pesos and other currencies other than the functional currency (U.S. dollar) as of June 30, 2014 and December 31, 2013 have been translated to U.S. dollars at the exchange rates prevailing at those dates. The corresponding Chilean pesos were converted at Ch$552.72 per US$1.00 as of June 30, 2014, and Ch$524.61 per US$1.00 as of December 31, 2013.

The values of the UF (a Chilean peso-denominated, inflation-indexed monetary unit) used to convert the UF denominated assets and liabilities as of June 30, 2014 amounted to Ch$24,023.61 (US$43.46), and as of December 31, 2013 amounted to Ch$23,309.56 (US$44.43).

F-26

Note 3 -   Significant accounting policies (continued)

3.3	Foreign currency translation, continued

(b)  Foreign entities:

The conversion of the financial statements of foreign companies with functional currency other than U.S. dollars is performed as follows:

-	Assets and liabilities using the exchange rate prevailing on the closing date of the consolidated financial statements.
-	Statement of income account items using the average exchange rate for the year.
-	Equity accounts are stated at the historical exchange rate prevailing at acquisition date.

Foreign currency translation differences which arise from the conversion of financial statements are recorded in the account “Foreign currency translation differences" within equity.

The exchange rates used to translate the monetary assets and liabilities expressed in foreign currency at the closing date of each period in respect to the U.S. dollar are detailed as follows:

	6/30/2014	12/31/2013
	US$	US$

Brazilian real	2.20	2.34
New Peruvian sol	2.79	2.75
Argentine peso	8.10	6.48
Japanese yen	98.50	105.39
Euro	0.73	0.73
Mexican peso	13.00	13.07
Australian dollar	0.94	1.12
Pound Sterling	0.59	0.61
South African rand	10.59	10.56
Ecuadorian dollar	1.00	1.00
Chilean peso	552.72	524.61
UF	43.46	44.43

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Note 3 -    Significant accounting policies (continued)

3.3	Foreign currency translation, continued

(c)	Transactions and balances

Non-monetary transactions in currencies other than the functional currency (U.S. dollar) (foreign currencies) are translated to the respective functional currencies of Group entities at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the reporting date are retranslated to the functional currency at the exchange rate at that date. All differences are recorded in the statement of income except for all monetary items that provide effective hedge for a net investment in a foreign operation. These items are recognized in other comprehensive income on the disposal of the investment; at the time they are recognized in the statement of income. Charges and credits attributable to foreign currency translation differences on those hedge monetary items are also recognized in other comprehensive income.

Non-monetary assets and liabilities that are measured historical cost in a foreign currency are retranslated to the functional currency at the historical exchange rate of the transaction. Non-monetary items that are measured based on fair value in a foreign currency are translated using the exchange rate at the date in which the fair value is determined.

(d)	Group entities

The revenue and expenses, assets and liabilities of all entities that have a functional currency other than the presentation currency are converted to the presentation currency as follows

-	Assets and liabilities are converted at the closing exchange rate prevailing on the reporting date.
-	Revenues and expenses of each profit or loss account are converted at monthly average exchange rates.
-	All resulting foreign currency translation gains and losses are recognized as a separate component in translation reserves.

In consolidation, foreign currency differences arising from the translation of a net investment in foreign entities are recorded in equity (other reserves). At the date of disposal, such foreign currency translation differences are recognized in the statement of income as part of the loss or gain from the sale.

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Note 3 -    Significant accounting policies (continued)

3.4	Subsidiaries

SQM S.A. establishes as basis the control exercised in subsidiaries, to determine their share in the consolidated financial statements. Control consists of the Company’s ability to exercise power in the subsidiary, exposure or right, to variable performance from its share in the investee and the ability to use its power on the investee to have an influence on the amount of the investor’s performance.

The Company prepares the consolidated financial statements using consistent accounting policies for the entire Group, the consolidation of a subsidiary commences when the Company has control over the subsidiary and stops when control ceases.

3.5	Consolidated statement of cash flows

Cash equivalents correspond to highly-liquid short-term investments that are easily convertible in known amounts of cash and subject to insignificant risk of changes in their value and mature in less than three months from the date of acquisition of the instrument.

For the purposes of the statement of cash flows, cash and cash equivalents comprise cash and cash equivalents as defined above.

The statement of cash flows includes movements in cash performed during the year determined using the direct method.

3.6	Financial assets

Management determines the classification of its financial assets at the time of initial recognition, on the basis of the business model, for the management of financial assets and the characteristics of contractual cash flows from the financial assets. In accordance with IFRS 9, financial assets are measured initially at fair value plus transaction costs that may have been incurred and are directly attributable to the acquisition of the financial asset. Subsequently, financial assets are measured at amortized cost or fair value.

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Note 3 -    Significant accounting policies (continued)

3.6	Financial assets, continued

The Company assesses at each reporting date, whether there is objective evidence that an asset or group of assets is impaired. An asset or group of financial assets is impaired if and only if, there is evidence of impairment as a result or one or more events occurring after the initial recognition of the asset or group of assets. For the recognition of impairment, the loss event has to have an impact on the estimate of future cash flows from the asset or groups of financial assets.

3.7	Financial liabilities

Management determines the classification of its financial liabilities at the time of initial recognition. As established in IFRS 9, financial liabilities at the time of initial recognition are measured at fair value, less transaction costs that may have been incurred and are directly attributable to the issue of the financial liability. Subsequently, these are measured at amortized cost using the effective interest method. For financial liabilities that have been initially recognized at fair value through profit or loss, these will be measured subsequently at fair value.

3.8	Financial instruments at fair value through profit or loss

Management will irrevocably determine, at the time of initial recognition, the designation of a financial instrument at fair value through profit or loss, if by doing so eliminates or significantly reduces a measurement or recognition inconsistency, that would otherwise arise from the measurement of assets or liabilities or from the recognition of the gains and losses from them on different bases.

3.9	Financial instrument offsetting

The Company offsets an asset and liability if and only if it presently has, a legally enforceable right, of setting off the amounts recognized and has the intent of settling for the net amount or of realizing the asset and settling the liability simultaneously.

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Note 3 -    Significant accounting policies (continued)

3.10	Reclassification of financial instruments

At the time where the Company changes its business model for managing financial assets, it will reclassify the financial assets affected by the new business model.

For financial liabilities these could not be reclassified.

3.11	Derivative and hedging financial instruments

Derivatives are recognized initially at fair value as of the date in which the derivatives contract is signed and subsequently they are valued at fair value. The method for recognizing the resulting loss or gain depends on whether the derivative has been designated as an accounting hedge instrument and if so, it depends on the type of hedging, which may be as follows:

(a)	Fair value hedge of assets and liabilities recognized (fair value hedges);

(b)	Hedging of a single risk associated with an asset or liability recognized or a highly possible foreseen transaction (cash flow hedge);

At the beginning of the transaction, the Company documents the relationship existing between hedging instruments and those items hedged, as well as their objectives for risk management purposes and the strategy to conduct different hedging operations.

The Company also documents its evaluation both at the beginning and the end of each period of whether derivatives used in hedging transactions are highly effective to offset changes in the fair value or in cash flows of hedged items.

The fair value of derivative instruments used for hedging purposes is shown in Note 10.3 (hedging assets and liabilities). Changes in the cash flow hedge reserve are classified as a non-current asset or liability if the remaining expiration period of the hedged item is higher than 12 months and as a current asset or liability if the remaining expiration period of the entry is lower than 12 months.

Investing derivatives are classified as a current asset or liability, and the change in their fair value is recognized directly in profit or loss.

F-31

Note 3 -    Significant accounting policies (continued)

3.11	Derivative and hedging financial instruments, continued

(a)	Fair value hedge

The change in the fair value of a derivative is recognized with a debit or credit to profit or loss, as applicable. The change in the fair value of the hedged entry attributable to hedged risk is recognized as part of the carrying value of the hedged entry and is also recognized with a debit or credit to profit or loss.

For fair value hedges related to items recorded at amortized cost, the adjustment of the fair value is amortized against profit or loss during the period through maturity. Any adjustment to the carrying value of a hedged financial instrument for which the effective rate is used is amortized with a debit or credit to profit or loss at its fair value attributable to the risk being covered.

If the hedged entry is derecognized, the fair value not amortized is immediately recognized with a debit or credit to profit or loss.

(b)	Cash flow hedges

The effective portion of gains or losses from the hedge instrument is initially recognized with a debit or credit to other comprehensive income, whereas any ineffective portion is immediately recognized with a debit or credit to profit or loss, as applicable.

Amounts taken to equity are transferred to profit or loss when the hedged transaction affects profit or loss, as when the hedged interest income or expense is recognized when a projected sale occurs. When the hedged entry is the cost of a non-financial asset or liability, amounts taken to other reserves are transferred to the initial carrying value of the non-financial asset or liability.

Should the expected firm transaction or commitment no longer be expected to occur, the amounts previously recognized in equity are transferred to profit or loss. If a hedge instrument expires, is sold, finished, and exercised without any replacement, or if a rollover is performed or if its designation as hedging is revoked, the amounts previously recognized in other reserves are maintained in equity until the expected firm transaction or commitment occurs.

F-32

Note 3 -    Significant accounting policies (continued)

3.12	Derecognition of financial instruments

In accordance with IFRS 9, the Company derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred; and the control of the financial assets has not been retained.

The Company derecognizes a financial liability when its contractual obligations or a part of these are discharged, paying to the creditor or the main liability contained has been legally extinguished.

3.13	Derivative financial instruments

The Company maintains derivative financial instruments to hedge its exposure in foreign currency. Derivative financial instruments are recognized initially at fair value; attributable transaction costs are recognized when incurred. Subsequent to initial recognition, changes in fair value of such derivatives are recognized in profit or loss as part of gains and losses.

The Company permanently assesses the existence of embedded derivatives both in its contracts and financial instruments. As of June 30, 2014 and 2013, there are no embedded derivatives.

3.14	Fair value measurements

At the initial recognition, the Company measures its assets and liabilities at fair value plus or minus transaction costs incurred that are directly attributable to the acquisition of a financial asset or issuance of a financial liability.

3.15	Leases

(a)	Lease - Finance lease

Leases are classified as finance leases when the Company holds substantially all the risks and rewards derived from the ownership of the asset. Finance leases are capitalized at the beginning of the lease at the lower of the fair value of the leased asset or the present value of minimum lease payments.

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Note 3 -    Significant accounting policies (continued)

3.15	Lease, continued

Each lease payment is distributed between the liability and the interest expenses to obtain ongoing interest on the pending balance of the debt. The respective lease obligations, net of interest expense, are included in other non-current liabilities. The interest element of finance cost is debited in the consolidated statement of income during the lease period so that a regular ongoing interest rate is obtained on the remaining balance of the liability for each year.

(b)	Lease – Operating lease

Leases in which the lesser maintains a significant part of the risks and rewards derived from the ownership are classified as operating leases. Operating lease payments (net of any incentive received from the lesser) are debited to the statement of income or capitalized (as applicable) on a straight-line basis over the lease period.

3.16	Deferred acquisition costs from insurance contracts

Acquisition costs from insurance contracts are classified as prepayments and correspond to insurance contracts in force, recognized using the straight-line method and on an accrual basis, and are recognized under Other non-financial assets.

These are expensed considering the proportional period of time they cover, regardless of the related payment dates.

3.17	Trade and other receivables

Trade and other receivables relate to non-derivative financial assets with fixed and determinable payments and are not quoted in any active market. These arise from sales operations involving the products and/or services which the Company commercializes directly to its customers

These assets are initially recognized at their fair value and subsequently at amortized cost according to the effective interest rate method less a provision for impairment loss. An allowance for impairment loss is established for trade receivables when there is objective evidence that the Company will not be able to collect all the amounts which are owed to it according to the original terms of receivables.

Implicit interest in installment sales is recognized as interest income when interest is accrued over the term of the operation.

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Note 3 -    Significant accounting policies (continued)

3.18	Inventory measurement

The Company states inventories for the lower of cost and net realizable value. The cost price of finished products and products in progress includes direct costs of materials and; as applicable, labor costs, indirect costs incurred to transform raw materials into finished products and general expenses incurred in carrying inventories to their current location and conditions. The method used to determine the cost of inventories is weighted average cost.

Commercial discounts, rebates obtained and other similar entries are deducted in the determination of the acquisition price.

The net realizable value represents the estimate of the sales price less all finishing estimated costs and costs which will be incurred in commercialization, sales and distribution processes.

The Company conducts an evaluation of the net realizable value of inventories at the end of each year recording an estimate with a charge to income when these are overstated. When the circumstances, which previously caused the rebate ceased to exist, or when there is clear evidence of an increase in the net realizable value due to a change in the economic circumstances or prices of main raw materials, the estimate made previously is modified.

The valuation of obsolete, impaired or slow-moving products relates to their net estimated net realizable value.

Provisions on the Company's inventories have been made based on a technical study which covers the different variables which affect products in stock (density, humidity, among others.)

Raw materials, supplies and materials are recorded at the lower of acquisition cost or market value. Acquisition cost is calculated according to the average price method.

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Note 3 -    Significant accounting policies (continued)

3.19	Investments in associates and joint ventures

Interests in companies on which joint control is exercised (joint venture) or where an entity has significant influence (associates), are recognized using the equity method of accounting. Significant influence is presumed to exist when interest greater than 20% is held in the capital of an investee.

Under this method, the investment is recognized in the statement of financial position at cost plus changes subsequent to the acquisition considering the proportional share in the equity of the associate, using for such purposes, the interest percentage in the ownership of the associate. The associated goodwill acquired is included in the carrying amount of the investee and is not amortized. The debit or credit to profit or loss reflects the proportional share in the profit or loss of the associate.

Unrealized gains for transactions with affiliates or associates are eliminated considering the interest percentage the Company has on such entities. Unrealized losses are also eliminated, except if the transaction provides evidence of impairment loss of the transferred asset.

Changes in the equity of associates are recognized considering the proportional amounts with a charge or credit to “Other reserves” and classified considering their origin.

Reporting dates of the associate and the Company and related policies are similar for equivalent transactions and events under similar circumstances.

In the event that the significant influence is lost or the investment is sold or is held as available for sale, the equity method is discontinued suspending the recognition of proportional share of profit or loss.

If the resulting amount according to the equity method is negative, the share of profit or loss is reflected at zero value in the consolidated financial statements, unless a commitment exists by the Company to reinstate the Company’s equity position, in which case the related provision for risks and expenses is recorded.

Dividends received by these companies are recorded by reducing the equity value and the proportional share of profit or loss recognized in conformity with the share of equity are included in the consolidated profit or loss accounts in the caption “Equity share of profit (loss) of associates and joint ventures that are accounted for using the equity method of accounting”.

F-36

Note 3 –   Significant accounting policies (continued)

3.20	Transactions with non-controlling interests

Non-controlling interests are recorded in the consolidated statement of financial position within equity separate from equity attributable to the owners of the Parent.

3.21	Related party transactions

Transactions between the Company and its subsidiaries are part of the Company’s normal operations within its scope of business activities. Conditions for such transactions are those normally effective for those types of operations in regard to terms and market prices. Also, these transactions have been eliminated in consolidation. Expiration conditions for each case vary by virtue of the originating transaction.

3.22	Property, plant and equipment

Tangible property, plant and equipment assets are stated at acquisition cost, net of the related accumulated depreciation, amortization and impairment losses that they might have experienced.

In addition to the price paid for the acquisition of tangible property, plant and equipment, the Company has considered the following concepts as part of the acquisition cost, as applicable:

1.	Accrued interest expenses during the construction period which are directly attributable to the acquisition, construction or production of qualifying assets, which are those that require a substantial period prior to being ready for use. The interest rate used is that related to the project’s specific financing or, should this not exist, the average financing rate of the investor company.

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Note 3 –   Significant accounting policies (continued)

3.22	Property, plant and equipment, continued

2.	The future costs that the Company will have to experience related to the closure of its facilities at the end of their useful life are included at the present value of disbursements expected to be required to settle the obligation.

Construction-in-progress is transferred to property, plant and equipment in operation once the assets are available for use and the related depreciation and amortization begins on that date.

Extension, modernization or improvement costs that represent an increase in productivity, ability or efficiency or an extension of the useful lives of property, plant and equipment are capitalized as a higher cost of the related assets. All the remaining maintenance, preservation and repair expenses are charged to expense as incurred.

The replacement of full assets which increase the asset’s useful life or its economic capacity, are recorded as a higher value of property, plant and equipment with the related derecognition of replaced or renewed elements.

Based on the impairment analysis conducted by the Company’s management it has been considered that the carrying value of assets does not exceed the net recoverable value of such assets.

Gains or losses which are generated from the sale or disposal of property, plant and equipment are recognized as income (or loss) in the period and calculated as the difference between the asset’s sales value and its net carrying value.

Costs derived from daily maintenance of property, plant and equipment are recognized when incurred.

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Note 3 -    Significant accounting policies (continued)

3.23	Depreciation of property, plant and equipment

Property, plant and equipment are depreciated through the straight-line distribution of cost over the estimated technical useful life of the asset which is the period in which the Company expects to use the asset. When components of one item of property, plant and equipment have different useful lives, they are recorded as separate assets. Useful lives are reviewed on an annual basis.

The useful lives used for the depreciation and amortization of assets included in property, plant and equipment are presented below.

Types of property, plant and equipment	Minimum life or rate	maximum life or rate

Buildings	3	60
Plant and equipment	3	35
Information technology equipment	3	10
Fixtures and fittings	3	35
Motor vehicles	5	10
Other property, plant and equipment	2	30

3.24	Intangible assets

Intangible assets mainly relate to goodwill acquired, water rights, trademarks, and rights of way related to electric lines, development expenses, and computer software licenses.

(a)	Goodwill acquired

Goodwill acquired represents the excess in acquisition cost on the fair value of the Company's ownership of the net identifiable assets of the subsidiary on the acquisition date. Goodwill acquired related to acquisitions of subsidiaries is included in goodwill, which is subject to impairment tests every time consolidated financial statements are issued and is stated at cost less accumulated impairment losses. Gains and losses related to the sale of an entity include the carrying value of goodwill related to the entity sold.

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Note 3 -    Significant accounting policies (continued)

3.24	Intangible assets, continued

This intangible asset is assigned to cash-generating units with the purpose of testing impairment losses. It is allocated based on cash-generating units expected to obtain benefits from the business combination from which the aforementioned goodwill acquired arose.

3.25	Intangible assets other than goodwill

(a)	Water rights

Water rights acquired by the Company relate to water from natural sources and are recorded at acquisition cost. Given that these assets represent legal rights granted in perpetuity to the Company, they are not amortized, but are subject to annual impairment tests.

(b)	Right of way for electric lines

As required for the operation of industrial plants, the Company has paid rights of way in order to install wires for the different electric lines in third party land. These rights are presented under Intangible assets. Amounts paid are capitalized at the date of the agreement and charged to income according to the life of the right of way.

(c)	Computer software

Licenses for IT programs acquired are capitalized based on costs that have been incurred to acquire them and prepare them to use the specific program. These costs are amortized over their estimated useful lives.

Expenses related to the development or maintenance of IT programs are recognized as an expense as and when incurred. Costs directly related to the production of unique and identifiable IT programs controlled by the Group and which probably will generate economic benefits that are higher than costs during more than a year, are recognized as intangible assets. Direct costs include expenses incurred for employees who develop IT programs and an adequate percentage of general expenses.

The costs of development for IT programs recognized as assets are amortized over their estimated useful lives.

F-40

Note 3 -    Significant accounting policies (continued)

3.25	Intangible assets other than goodwill, continued

(d)	Mining property and concession right

The Company holds mining property and concession rights from the Chilean Government. Property rights are usually obtained with no initial cost (other than the payment of mining patents and minor recording expenses) and upon obtaining rights on these concessions, these are retained by the Company while annual patents are paid. Such patents, which are paid annually, are recorded as prepaid assets and amortized over the following twelve months. Amounts attributable to mining concessions acquired from third parties that are not from the Chilean Government are recorded at acquisition cost within intangible assets.

No impairment of intangible assets exists as of June 30, 2014 and December 31, 2013.

3.26	Research and development expenses

Research and development expenses are charged to profit or loss in the period in which the disbursement was made.

3.27	Prospecting expenses

The Company has mining property and concession rights from the Chilean Government and acquired from third parties other than the Chilean Government, destined to the exploitation of caliche ore and saltpeter deposits and also the exploration of this type of deposits.

Upon obtaining these rights, the Company initially records disbursements directly associated with the exploration and evaluation of deposits (associated with small deposits with trading feasibility) as asset at cost. Such disbursements include the following concepts:

-	Disbursements for geological reconnaissance evaluation
-	Disbursements for drilling
-	Disbursements for drilling work and sampling
-	Disbursements for activities related to technical assessment and trading feasibility of drilling work
-	And any disbursement directly related to specific projects where its objective is finding mining resources.

F-41

Note 3 -    Significant accounting policies (continued)

3.27	Prospecting expenses, continued

Subsequently, the Company distinguishes exploration and evaluation projects according to the economic feasibility of the mineral extracted in the area or exploration, among those that finally will deliver future benefits to the Company (profitable projects) and those projects for which it is not probable that economic benefit will flow to the Company in the future (i.e., when the mine site has low ore grade and its exploitation is not economically profitable).

If technical studies determine that the ore grade is not economically suitable for exploitation, the asset is directly expensed. Otherwise, it is held in the caption other non-current assets, reclassifying the portion related to the area to be exploited in the year in the caption inventories and such amount is amortized as production cost on the basis of estimated tons to be extracted.

The technical reasons for this classification correspond to the fact that this is an identifiable non-monetary asset that is owned to be used in the production of our processes as main raw material.

Paragraph 17 of IFRS 6 establishes that an asset for exploitation and evaluation should be classified as such when it loses the technical feasibility and trading feasibility for extraction and therefore, must be impaired. For this reason and because our disbursements correspond to proven reserves with a trading feasibility and used as main raw material in our production processes these are presented as inventories that will be exploited within the commercial year and the remainder as development expenses for small deposits and prospecting expenses in the caption Other non-current assets.

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Note 3 -    Significant accounting policies (continued)

3.28	Impairment of non-financial assets

Assets subject to depreciation and amortization are subject to impairment testing, provided that an event or change in the circumstances indicates that the amounts in the accounting records may not be recoverable. An impairment loss is recognized for the excess of the book value of the asset over its recoverable amount.

The recoverable amount of an asset is the higher between the fair value of an asset or cash generating unit (“CGU”) less costs of sales and its value in use, and is determined for an individual asset unless the asset does not generate any cash inflows that are clearly independent from other assets or groups of assets.

When the carrying value of an asset exceeds its recoverable amount, the asset is considered an impaired asset and is reduced to its net recoverable amount.

In evaluating value in use, estimated future cash flows are discounted using a discount rate before taxes which reflects current market evaluation on the time value of money and specific asset risks.

An appropriate valuation model is used to determine the fair value less selling costs. These calculations are confirmed by valuation multiples, quoted share prices for subsidiaries quoted publicly or other available fair value indicators.

Impairment losses from continuing operations are recognized with a debit to profit or loss in the categories of expenses associated with the impaired asset function, except for properties reevaluated previously where the revaluation was taken to equity.

As of December 31, 2013, the Company was unaware of any indication of impairment with respect to its assets.

For assets other than acquired goodwill, an annual evaluation is conducted of whether there is impairment loss indicators recognized previously that might have already ceased to exist or decreased. The recoverable amount is estimated if such indicators exist. An impairment loss previously recognized is reversed only if there have been changes in estimates used to determine the asset’s recoverable amount from the last time in which an impairment loss was recognized. If this is the case, the carrying value of the asset is increased to its recoverable amount. This increased amount cannot exceed the carrying value that would have been determined net of depreciation if an asset impairment loss would have not been recognized in prior years. This reversal is recognized with a credit to profit or loss unless an asset is recorded at the revalued amount. Should this be the case, the reversal is treated as an increase in revaluation.

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Note 3 -    Significant accounting policies (continued)

3.29	Minimum dividend

As required by the Shareholders’ Corporations Act, unless decided otherwise by the unanimous vote by the shareholders of subscribed and paid shares, a public company must distribute dividends as agreed by the shareholders at the General Shareholders’ Meeting held each year with a minimum of 30% of its profit for the year ended December 31, 2013, except when the Company records unabsorbed losses from prior years.

However, the Company defines as policy the distribution of 50% of its profit for the year ended December 31, 2014.

3.30	Earnings per share

The net basic earnings per share amounts are calculated by dividing profit for the year attributable to ordinary owners of the parent by the weighted average number of ordinary shares outstanding during the year.

The Company has not conducted any type of operation of potential dilutive effect that assumes diluted earnings per share other than the basic earnings per share.

3.31	Trade and other payables

Trade and other payables are measured at fair value plus all costs associated with the transaction. Subsequently, these are carried at amortized cost using the effective interest rate method.

3.32	Interest-bearing borrowings

At initial recognition interest-bearing borrowings are measured at fair value. Subsequently, they are measured at amortized cost using the effective interest rate method. Amortized cost is calculated considering any premium or discount from the acquisition and includes costs of transactions which are an integral part of the effective interest rate.

These are recorded as non-current when their expiration period exceeds twelve months and as current when the term is lower than such term. Interest expense is calculated in the year in which they are accrued following a financial criterion.

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Note 3 -    Significant accounting policies (continued)

3.33	Other provisions

Provisions are recognized when:

-	The Company has a present obligation as the result of a past event.

-	It is more likely than not that certain resources must be used, including benefits, to settle the obligation.

-	A reliable estimate can be made of the amount of the obligation.

In the event that the provision or a portion of it is reimbursed, the reimbursement is recognized as a separate asset solely if there is certainty of income.

In the consolidated statement of income, the expense for any provision is presented net of any reimbursement.

Should the effect of the time value of money be significant, provisions are discounted using a discount rate before taxes that reflects the liability’s specific risks. When a discount rate is used, the increase in the provision over time is recognized as a finance cost.

The Company’s policy is maintaining provisions to cover risks and expenses based on a better estimate to deal with possible or certain and quantifiable responsibilities from current litigation, compensations or obligations, pending expenses for which the amount has not yet been determined, collaterals and other similar guarantees for which the Company is responsible. These are recorded at the time the responsibility or the obligation that determines the compensation or payment is generated.

F-45

Note 3 -    Significant accounting policies (continued)

3.34	Obligations related to employee termination benefits and pension commitments

Obligations with the Company’s employees are in accordance with that established in the collective bargaining agreements in force formalized through collective employment agreements and individual employment contracts, except for the United States that is regulated in accordance with employment plans in force up to 2002.

These obligations are valued using actuarial calculations, according to the projected unit credit method which considers such assumptions as the mortality rate, employee turnover, interest rates, retirement dates, effects related to increases in employees’ salaries, as well as the effects on variations in services derived from variations in the inflation rate. This considering criteria in force contained in IAS 19 revised.

Actuarial gains and losses that may be generated by variations in defined pre-established obligations are directly recorded in profit or loss for the year and not within Other comprehensive income considering their insignificant amount.

Actuarial losses and gains have their origin in departures between the estimate and the actual behavior of actuarial assumptions or in the reformulation of established actuarial assumptions.

The discount rate used by the Company for calculating the obligation was 6% for the periods ended June 30, 2014 and December 31, 2013.

The Company’s subsidiary SQM North America has established pension plans for its retired employees that are calculated by measuring the projected obligation using a net salary progressive rate net of adjustments for inflation, mortality and turnover assumptions, deducting the resulting amounts at present value using a 6.5% interest rate for 2014 and 2013. The net balance of this obligation is presented under the non-current provisions for employee benefits.

F-46

Note 3 -    Significant accounting policies (continued)

3.35	Compensation plans

Compensation plans implemented through benefits in share-based payments settled in cash, which have been provided, are recognized in the financial statements at their fair value, in accordance with International Financial Reporting Standard No. 2 "Share-based Payments.” Changes in the fair value of options granted are recognized with a charge to payroll on a straight-line basis during the period between the date on which these options are granted and the payment date. (See Note No.16).

3.36	Revenue recognition

Revenue includes the fair value of considerations received or receivable for the sale of goods and services during performance of the Company's activities. Revenue is presented net of value added tax, estimated returns, rebates and discounts and after the elimination of sales among subsidiaries.

Revenue is recognized when its amount can be stated reliably, it is possible that the future economic rewards will flow to the entity and the specific conditions for each type of activity related revenue are complied with, as follows:

(a)	Sale of goods

Sales of goods are recognized when the Company has delivered products to the customer, and there is no obligation pending compliance that could affect the acceptance of products by the customer. The delivery does not occur until products have been shipped to the customer or confirmed as received by customers when the related risks of obsolescence and loss have been transferred to the customer and the customer has accepted products in accordance with the conditions established in the sale, the acceptance period has ended or there is objective evidence that those criteria required for acceptance have been met.

Sales are recognized in consideration of the price set in the sales agreement, net of volume discounts and estimated returns at the date of the sale. Volume discounts are evaluated in consideration of annual foreseen purchases and in accordance with the criteria defined in agreements.

F-47

Note 3 -    Significant accounting policies (continued)

3.36	Revenue recognition, continued

(b)	Sales of services

Revenue associated with the rendering of services is recognized considering the degree of completion of the service as of the date of presentation of the consolidated classified statement of financial position, provided that the result from the transaction can be estimated reliably.

(c)	Interest income

Interest income is recognized when interest is accrued in consideration of the principal pending payment using the effective interest rate method.

(d)	Income from dividends

Income from dividends is recognized when the right to receive the payment is established.

3.37	Finance income and finance costs

Finance income is mainly composed of interest income in financial instruments such as term deposits and mutual fund deposits. Interest income is recognized in profit or loss at amortized cost, using the effective interest rate method.

Finance costs are mainly composed of interest expense in bank borrowings, interest on bonds issued and interest capitalized for borrowing costs for the acquisition, construction or production or qualifying assets.

Borrowing costs and bonds issued are recognized in profit or loss using the effective interest rate method.

Finance costs accrued during the construction period that are directly attributable to the acquisition, construction or production of qualifying assets using the effective interest rate related to the project’s specific financing; if none exists, the average financing rate of the subsidiary that makes the investment.

Borrowing and financing costs that are directly attributable to the acquisition, construction or production of an asset are capitalized as part of that asset’s cost.

F-48

Note 3 -    Significant accounting policies (continued)

3.38	Income tax and deferred taxes

Corporate income tax for the year is determined as the sum of current taxes from the different consolidated companies.

Current taxes are based on the application of the various types of taxes attributable to taxable income for the year.

Differences between the book value of assets and liabilities and their tax basis generate the balance of deferred tax assets or liabilities, which are calculated using the tax rates expected to be applicable when the assets and liabilities are realized.

In conformity with current Chilean tax regulations, the provision for corporate income tax and taxes on mining activity is recognized on an accrual basis, presenting the net balances of accumulated monthly tax provisional payments for the fiscal period and associated credits. The balances of these accounts are presented in current income taxes recoverable or current taxes payable, as applicable.

Tax on companies and variations in deferred tax assets or liabilities that are not the result of business combinations are recorded in statement of income accounts or equity accounts in the consolidated statement of financial position, considering the origin of the gains or losses which have generated them.

At each reporting period, the carrying amount of deferred tax assets has been reviewed and reduced to the extent there will not be sufficient taxable income to allow the recovery of all or a portion of the deferred tax assets. Likewise, as of the date of the consolidated financial statements, deferred tax assets that are not recognized were evaluated and not recognized as it was not more likely than not that future taxable income will allow for recovery of the deferred tax asset.

With respect to deductible temporary differences associated with investments in subsidiaries, associated companies and interest in joint ventures, deferred tax assets are recognized solely provided that it is more likely than not that the temporary differences will be reversed in the near future and that there will be taxable income with which they may be used.

The deferred income tax related to entries directly recognized in equity is recognized with an effect on equity and not with an effect on profit or loss.

Deferred tax assets and liabilities are offset if there is a legally receivable right of offsetting tax assets against tax liabilities and the deferred tax is related to the same tax entity and authority.

F-49

Note 3 -     Significant accounting policies (continued)

3.39	Segment reporting

IFRS 8 requires that companies adopt a “management approach” to disclose information on the operations generated by its operating segments. In general, this is the information that management uses internally for the evaluation of segment performance and making the decision on how to allocate resources for this purpose.

An operating segment is a group of assets and operations responsible for providing products or services subject to risks and performance different from those of other business segments. A geographical segment is responsible for providing products or services in a given economic environment subject to risks and performance different from those of other segments that operate in other economic environments.

For assets and liabilities the allocation to each segment is not possible given that these are associated with more than one segment, except for depreciation, amortization and impairment of assets, which are directly allocated to the applicable segments, in accordance with the criteria established in the costing process for product inventories.

The following operating segments have been identified by the Company:

-	Specialty plant nutrients
-	Industrial chemicals
-	Iodine and derivatives
-	Lithium and derivatives
-	Potassium
-	Other products and services

3.40	Environment

In general, the Company follows the criteria of considering amounts used in environmental protection and improvement as environmental expenses. However, the cost of facilities, machinery and equipment used for the same purpose are considered property, plant and equipment, as the case may be.

F-50

Note 4 -    Financial risk management

4.1	Financial risk management policy

The Company’s Financial Risk Management Policy is focused on safeguarding the stability and sustainability of Sociedad Química y Minera de Chile S.A. and its subsidiaries with regard to all such relevant financial uncertainty components.

The Company’s operations are subject to certain financial risk factors that may affect its financial position or results. The most significant risk exposures are market risk, liquidity risk, currency risk, doubtful account risk, and interest rate risk, among others.

Potentially, additional known or unknown risks may exist, of which we currently deem not to be significant, which could also affect the Company’s business operations, its business, financial position or profit or loss.

The financial risk management structure includes identifying, determining, analyzing, quantifying, measuring and controlling these events. Management and, in particular, Finance Management, is responsible for constantly assessing the financial risk. The Company uses derivatives to hedge a significant portion of those risks.

F-51

Note 4 -     Financial risk management (continued)

4.2	Risk factors

4.2.1	Market risk

Market risk refers to the uncertainty associated with fluctuations in market variables affecting the Company’s assets and liabilities, including:

a)	Country risk: The economic situation of the countries where the Company operates may affect its financial position. For example, sales conducted in emerging markets expose SQM to risks related to economic conditions and trends in those countries. In addition, inventories may also be affected by the economic scenario in such countries and/ or the global economy, among other probable economic impacts.

b)	Price risk: The Company’s product prices are affected by the fluctuations in international prices of fertilizers and chemicals, as well as changes in productive capacities or market demand, all of which might affect the Company’s business, financial position and results of operations.

c)	Commodity price risk: The Company is exposed to changes in commodity prices and energy which may have an impact on its production costs that may cause instability in the results.

As of to-date, the Company incurs an annual expenditure of approximately US$140 million associated with oil, gas and equivalents and approximately US$54 million related to electrical supply. A change of 10% in the prices of energy required for the Company’s operations may involve costs of approximately US$14 million in short-term movements.

As stated in the Company’s annual report, the markets in which the Company operates are unpredictable, exposed to significant fluctuations in supply and demand, and price volatility. Additionally, the supply of certain fertilizers or chemicals, including certain products which the Company trades, vary mainly depending on the production of top producers and their respective business strategies. Accordingly, the Company cannot forecast with certainty changes in demand, responses from competitors or fluctuations in the final price of its products. These factors can lead to significant impacts on the Company’s product sales volumes, financial position and share price.

F-52

Note 4 -	Financial risk management (continued)

4.2.1	Market risk, continued

d)	Quality standards: In the markets in which we operate, customers might impose quality standards on our products and/or governments could enact more stringent standards for the distribution and/or use of our products. Consequently, we might not be able to sell our products if we are not able to meet those new standards. In addition, our production costs might increase to meet such new standards. Not being able to sell our products in one or more markets or to key customers might significantly affect our business, financial position or the results of our operations.

4.2.2	Doubtful account risk

A contraction of the global economy and the potentially adverse effects in the financial position of our clients may extend the receivables recovery period for SQM, increasing its exposure to doubtful account risk. While measures have been taken to minimize such risk, the global economic situation may result in losses that might have a material adverse effect on the Company’s business, financial position or results of operations.

To mitigate these risks, SQM actively controls debt collection and has established certain safeguards which include loan insurance, letters of credit, and prepayments for a portion of receivables.

4.2.3	Currency risk

As a result of its influence on price level determination, its relationship with cost of sales and since a significant portion of the Company’s business transactions are performed in that foreign currency, the functional currency of SQM is the United States dollar. However, the global business activities of the Company expose it to the foreign exchange fluctuations of several currencies with respect to the value of the US dollar. Accordingly, SQM has entered into hedge contracts to mitigate the exposure generated by its main mismatches (assets, net of liabilities) in currencies other than the US dollar against the foreign exchange fluctuation. These contracts are periodically updated depending on the mismatch amount to be hedged in such currencies. Occasionally, and subject to the Board of Directors’ approval, in the short-term the Company insures cash flows from certain specific items in currencies other than the US dollar.

A significant portion of the Company’s costs, particularly payroll is denominated in Chilean pesos. Accordingly, an increase or decrease in the exchange rate against the US dollar would affect the Company’s profit for the period. Approximately US$ 470 million of the Company’s costs are denominated in Chilean pesos. A significant portion of the effect of such obligations on the statement of financial position is hedged by derivative instrument transactions on the balance mismatch in such currency.

F-53

Note 4 -	Financial risk management (continued)

4.2.3	Currency risk, continued

As of December 31, 2013, the Company recorded derivative instruments classified as currency and interest rate hedges associated with all the bonds payable, denominated both in Chilean pesos and UF, with a fair value of US$23.6 million in favor of SQM. As of June 30, 2014, this amounts to US$4.5 million against SQM.

As of June 30, 2014, the Chilean peso to US dollar exchange rate was Ch$552.72 per US$1.00 (Ch$ 524.61 per US$ 1.00 as of December 31, 2013).

4.2.4	Interest rate risk

Interest rate fluctuations, primarily due to the uncertain future behavior of markets, may have a material impact on the financial results of the Company.

The Company has short and long-term debts valued at LIBOR plus a spread. The Company is partially exposed to fluctuations of said rate, as SQM currently holds hedging derivative instruments to hedge a portion of its liabilities subject to the LIBOR rate fluctuations.

As of June 30, 2014, approximately 16% of the Company’s financial liabilities are measured at LIBOR. Accordingly, any significant increase in this rate may have an impact on the Company’s financial position. A 100 basic point variation in this rate may trigger variations in financial expenses of approximately US$ 1.4 million. However, this effect is significantly counterbalanced by the returns of the Company’s investments that are also strongly related to LIBOR.

In addition, as of June 30, 2014, the Company's financial liabilities are mainly concentrated in the long-term and approximately 12% have maturities of less than 12 months, decreasing in the process the exposure to changes in interest rates.

F-54

Note 4 -	Financial risk management (continued)

4.2.5	Liquidity risk

Liquidity risk relates to the funds needed to comply with payment obligations. The Company’s objective is to maintain financial flexibility through a comfortable balance between fund requirements and cash flows from regular business operations, bank borrowings, bonds, short term investments, and marketable securities, among others.

The company has an important capital expense program which is subject to change over time.

On the other hand, world financial markets go through periods of contraction and expansion that are unforeseeable in the long-term and may affect SQM’s access to financial resources. Such factors may have a material adverse impact on the Company’s business, financial position and results of operations .

SQM constantly monitors the matching of its obligations with its investments, taking due care of maturities of both, from a conservative perspective, as part of this financial risk management strategy. As of June 30, 2014, the Company had unused, available revolving credit facilities with banks, for a total of approximately US$555 million.

The position in other cash and cash equivalents generated by the Company are invested in highly liquid mutual funds with an AAA risk rating.

4.3	Risk measurement

The Company has methods to measure the effectiveness and efficiency of financial risk hedging strategies, both prospectively and retrospectively. These methods are consistent with the risk management profile of the Group.

F-55

Note 5 -	Changes in accounting estimates and policies (consistent presentation)

5.1	Changes in accounting estimates

There are no changes in accounting estimates as of the closing date of the consolidated financial statements.

5.2	Changes in accounting policies

As of June 30, 2014, the Company’s consolidated financial statements present no changes in accounting policies or estimates compared to the prior period.

The consolidated classified statements of financial position as of June 30, 2014 and December 31, 2013 and the statements of comprehensive income, equity and cash flows for the periods ended June 30, 2014 and June 30, 2013, have been prepared in accordance with IFRS, and accounting principles and criteria have been applied consistently.

F-56

Note 6 -	Background of companies included in consolidation

6.1	Parent’s stand-alone assets and liabilities

	06/30/2014	12/31/2013
	ThUS$	ThUS$

Assets	4,386,233	4,269,749
Liabilities	(1,929,809)	(1,893,129)
Equity	2,456,424	2,376,620

6.2	Parent entity

As provided in the Company’s by-laws, no shareholder can concentrate more than 32% of the Company’s voting right shares and therefore there is no controlling entity.

6.3	Joint arrangements of controlling interest

Sociedad de Inversiones Pampa Calichera S.A., Potasios de Chile S.A., and Inversiones Global Mining (Chile) Limitada, collectively the Pampa Group, are the owners of a number of shares that are equivalent to 29.93% as of June 30, 2014 of the current total amount of shares issued, subscribed and fully-paid of the Company. In addition, Kowa Company Ltd., Inversiones La Esperanza (Chile) Limitada, Kochi S.A. and La Esperanza Delaware Corporation, collectively the Kowa Group, are the owners of a number of shares equivalent to 2.09% of the total amount of issued, subscribed and fully-paid shares of SQM S.A.

The Pampa Group and the Kowa Group have informed SQM S.A., the Chilean SVS and the relevant stock exchanges in Chile and abroad that they are not and have never been related parties between them. In addition, this is regardless of the fact that both Groups on December 21, 2006 have entered into a Joint Action Agreement (JAA) related to those shares. Consequently, the Pampa Group, by itself, does not concentrate more than 32% of the voting right capital of SQM S.A., and the Kowa Group does not concentrate by itself more than 32% of the voting right capital of SQM S.A.

Likewise, the Joint Action Agreement has not transformed the Pampa and Kowa Groups into related parties between them. The Joint Action Agreement has only transformed the current controller of SQM S.A., composed of the Pampa Group, and the Kowa Group into related parties of SQM S.A.

F-57

Note 6 -	Background of companies included in consolidation (continued)

6.3	Joint arrangements of controlling interest, continued

Detail of effective concentration

Tax ID No.	Name	Ownership interest %
96.511.530-7	Sociedad de Inversiones Pampa Calichera S.A.	19.68
96.863.960-9	Inversiones Global Mining (Chile) Limitada	3.34
76.165.311-5	Potasios de Chile S.A.	6.91
Total Pampa Group		29.93

79,798,650-k	Inversiones la Esperanza (Chile) Ltda.	1.40
59.046.730-8	Kowa Co Ltd.	0.30
96.518.570-4	Kochi S.A.	0.30
59.023.690-k	La Esperanza Delaware Corporation	0.09
Total Kowa Group		2.09

F-58

Note 6 -	Background of companies included in consolidation (continued)

6.4	General information on consolidated subsidiaries

As of June 30, 2014 and December 31, 2013 the general information of the companies on which the Company exercises control and significant influence is as follows:

			Country of		Ownership interest
Subsidiary	Tax ID	Address	incorporation	Functional currency	Direct	Indirect	Total

SQM Nitratos S.A.	96.592.190-7	El Trovador 4285 Las Condes	Chile	US$	99.9999	0.0001	100.0000
Proinsa Ltda.	78.053.910-0	El Trovador 4285 Las Condes	Chile	Ch$	-	60.5800	60.5800
SQMC Internacional Ltda.	86.630.200-6	El Trovador 4285 Las Condes	Chile	Ch$	-	60.6382	60.6382
SQM Potasio S.A.	96.651.060-9	El Trovador 4285 Las Condes	Chile	US$	99.9999	-	99.9999
Serv. Integrales de Tránsito y Transf. S.A.	79.770.780-5	Arturo Prat 1060, Tocopilla	Chile	US$	0.0003	99.9997	100.0000
Isapre Norte Grande Ltda.	79.906.120-1	Anibal Pinto 3228, Antofagasta	Chile	Ch$	1.0000	99.0000	100.0000
Ajay SQM Chile S.A.	96.592.180-K	Av. Pdte. Eduardo Frei 4900, Santiago	Chile	US$	51.0000	-	51.0000
Almacenes y Depósitos Ltda.	79.876.080-7	El Trovador 4285 Las Condes	Chile	Ch$	1.0000	99.0000	100.0000
SQM Salar S.A.	79.626.800-K	El Trovador 4285 Las Condes	Chile	US$	18.1800	81.8200	100.0000
SQM Industrial S.A.	79.947.100-0	El Trovador 4285 Las Condes	Chile	US$	99.0470	0.9530	100.0000
Exploraciones Mineras S.A.	76.425.380-9	Los Militares 4290 Las Condes	Chile	US$	0.2691	99.7309	100.0000
Sociedad Prestadora de Servicios de Salud Cruz del Norte S.A.	76.534.490-5	Anibal Pinto 3228, Antofagasta	Chile	Ch$	-	100.0000	100.0000
Soquimich Comercial S.A.	79.768.170-9	El Trovador 4285 Las Condes	Chile	US$	-	60.6383	60.6383
Comercial Agrorama Ltda.	76.064.419-6	El Trovador 4285 Las Condes	Chile	Ch$	-	42.4468	42.4468
Comercial Hydro S.A.	96.801.610-5	El Trovador 4285 Las Condes	Chile	Ch$	-	60.6383	60.6383
Agrorama S.A.	76.145.229-0	El Trovador 4285 Las Condes	Chile	Ch$	-	60.6377	60.6377
Orcoma Estudios SPA	76.359.919-1	Apoquindo 3721 Of.131 Las Condes	Chile	US$	100.0000	-	100.0000
Orcoma SPA	76.360.575-2	Apoquindo 3721 Of.131 Las Condes	Chile	US$	100.0000	-	100.0000
SQM North America Corp.	Foreign	2727 Paces Ferry Road, Building Two, Suite 1425, Atlanta, GA	United States	US$	40.0000	60.0000	100.0000
RS Agro Chemical Trading Corporation A.V.V.	Foreign	Caya Ernesto O. Petronia 17, Orangestad	Aruba	US$	98.3333	1.6667	100.0000
Nitratos Naturais do Chile Ltda.	Foreign	Al. Tocantis 75, 6° Andar, Conunto 608 Edif. West Gate, Alphaville Barureri, CEP 06455-020, Sao Paulo	Brazil	US$	-	100.0000	100.0000
Nitrate Corporation of Chile Ltd.	Foreign	1 More London Place London SE1 2AF	United Kingdom	US$	-	100.0000	100.0000
SQM Corporation N.V.	Foreign	Pietermaai 123, P.O. Box 897, Willemstad, Curacao	Dutch Antilles	US$	0.0002	99.9998	100.0000
SQM Peru S.A.	Foreign	Avenida Camino Real N° 348 of. 702, San Isidro, Lima	Peru	US$	0.9800	99.0200	100.0000
SQM Ecuador S.A.	Foreign	Av. José Orrantia y Av. Juan Tanca Marengo Edificio Executive Center Piso 2 Oficina 211	Ecuador	US$	0.0040	99.9960	100.0000
SQM Brasil Ltda.	Foreign	Al. Tocantis 75, 6° Andar, Conunto 608 Edif. West Gate, Alphaville Barureri, CEP 06455-020, Sao Paulo	Brazil	US$	1.0900	98.9100	100.0000

F-59

Note 6 -	Background of companies included in consolidation (continued)

6.4	General information on consolidated subsidiaries

			Country of		Ownership interest
Subsidiary	Tax ID	Address	incorporation	Functional currency	Direct	Indirect	Total

SQI Corporation N.V.	Foreign	Pietermaai 123, P.O. Box 897, Willemstad, Curacao	Dutch Antilles	US$	0.0159	99.9841	100.0000
SQMC Holding Corporation L.L.P.	Foreign	2727 Paces Ferry Road, Building Two, Suite 1425, Atlanta	United States	US$	0.1000	99.9000	100.0000
SQM Japan Co. Ltd.	Foreign	From 1st Bldg 207, 5-3-10 Minami- Aoyama, Minato-ku, Tokyo	Japan	US$	1.0000	99.0000	100.0000
SQM Europe N.V.	Foreign	Sint Pietersvliet 7 bus 8, 2000. Antwerp	Belgium	US$	0.5800	99.4200	100.0000
SQM Italia SRL	Foreign	Via A. Meucci, 5 500 15 Grassina Firenze	Italy	US$	-	100.0000	100.0000
SQM Indonesia S.A.	Foreign	Perumahan Bumi Dirgantara Permai, Jl Suryadarma Blok Aw No 15 Rt 01/09 17436 Jatisari Pondok Gede	Indonesia	US$	-	80.0000	80.0000
North American Trading Company	Foreign	2727 Paces Ferry Road, Building Two, Suite 1425, Atlanta, GA	United States	US$	-	100.0000	100.0000
SQM Virginia LLC	Foreign	2727 Paces Ferry Road, Building Two, Suite 1425, Atlanta, GA	United States	US$	-	100.0000	100.0000
SQM Comercial de México S.A. de C.V.	Foreign	Calle Industria Eléctrica s/n Lote 30, Manzana A Parque Industrial Bugambilias CP 45645, Trajomulco de Zuñiga, Jalisco	Mexico	US$	0.0013	99.9987	100.0000
SQM Investment Corporation N.V.	Foreign	Pietermaai 123, P.O. Box 897, Willemstad, Curacao	Dutch Antilles	US$	1.0000	99.0000	100.0000
Royal Seed Trading Corporation A.V.V.	Foreign	Caya Ernesto O. Petronia 17, Orangestad	Aruba	US$	1.6700	98.3300	100.0000
SQM Lithium Specialties LLP	Foreign	2727 Paces Ferry Road, Building Two, Suite 1425, Atlanta, GA	United States	US$	-	100.0000	100.0000
Soquimich SRL Argentina	Foreign	Espejo 65 Oficina 6 – 5500 Mendoza	Argentina	US$	-	100.0000	100.0000
Comercial Caimán Internacional S.A.	Foreign	Edificio Plaza Bancomer Calle 50	Panama	US$	-	100.0000	100.0000
SQM France S.A.	Foreign	ZAC des Pommiers 27930 FAUVILLE	France	US$	-	100.0000	100.0000
Administración y Servicios Santiago S.A. de C.V.	Foreign	Calle Industria Eléctrica s/n Lote 30, Manzana A Parque Industrial Bugambilias CP 45645, Trajomulco de Zuñiga, Jalisco	Mexico	US$	-	100.0000	100.0000
SQM Nitratos México S.A. de C.V.	Foreign	Calle Industria Eléctrica s/n Lote 30, Manzana A Parque Industrial Bugambilias CP 45645, Trajomulco de Zuñiga, Jalisco	Mexico	US$	-	100.0000	100.0000

F-60

Note 6 -	Background of companies included in consolidation (continued)

6.4	General information on consolidated subsidiaries

			Country of		Ownership interest
Subsidiary	Tax ID	Address	incorporation	Functional currency	Direct	Indirect	Total

Soquimich European Holding B.V.	Foreign	Loacalellikade 1 Parnassustoren 1076 AZ Amsterdan	Netherlands	US$	-	100.0000	100.0000
SQM Iberian S.A	Foreign	Provenza 251 Principal 1a CP 08008, Barcelona	Spain	US$	-	100.0000	100.0000
SQM Africa Pty Ltd.	Foreign	Tramore House, 3 Wterford Office Park, Waterford Drive, 2191 Fourways, Johannesburg	South Africa	US$	-	100.0000	100.0000
SQM Oceania Pty Ltd.	Foreign	Level 9, 50 Park Street, Sydney NSW 2000, Sydney	Australia	US$	-	100.0000	100.0000
SQM Agro India Pvt. Ltd.	Foreign	C 30 Chiragh Enclave New Dehli, 110048	India	US$	-	100.0000	100.0000
SQM Beijing Commercial Co. Ltd.	Foreign	Room 1001C, CBD International Mansion N 16 Yong An Dong Li, Jian Wai Ave Beijing 100022, P.R.	China	US$	-	100.0000	100.0000
SQM Thailand Limited	Foreign	Unit 2962, Level 29, N° 388, Exchange Tower Sukhumvit Road, Klongtoey Bangkok	Thailand	US$	-	99.996	99.996

F-61

Note 6 -	Background of companies included in consolidation (continued)

6.5	Information attributable to non-controlling interests

Subsidiary	% of interests in the ownership held by non-controlling interests	Profit (loss) attributable to non- controlling interests		Equity, non-controlling interests		Dividends paid to non-controlling interests
		06/30/2014	12/31/2013	06/30/2014	12/31/2013	06/30/2014	12/31/2013
		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Proinsa Ltda.	0.1%	-	-	-	-	-	-
SQM Potasio S.A.	0.0000001%	-	-	-	-	-	-
Ajay SQM Chile S.A.	49%	(1,313)	(3,389)	8,669	8,806	-	4,400
SQM Indonesia S.A.	20%	-	-	1	16	-	-
Soquimich Comercial S.A.	39.3616784%	(536)	(4,051)	46.689	46,448	-	2,026
Comercial Agrorama Ltda.	30%	71	(18)	262	351	-	-
Agrorama S.A.	0.001%	-	-	-	-	-	-
SQM (Thailand) Limited	0.004%	-	-	-	-	-	-
Total		(1,778)	(7,458)	55,621	55,621	-	6,426

F-62

Note 6 -	Background of companies included in consolidation (continued)

6.6	Information on consolidated subsidiaries

6/30/2014
	Assets		Liabilities				Comprehensive
Subsidiary	Current	Non-current	Current	Non-current	Revenue	Profit (loss)	income (loss)
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

SQM Nitratos S.A.	578,006	128,040	617,058	15,689	59,612	(282)	(282)
Proinsa Ltda.	190	1	-	-	-	-	-
SQMC Internacional Ltda.	252	-	-	-	-	-	-
SQM Potasio S.A.	141,298	1,096,285	6,141	17,210	1,181	74,324	74,356
Serv. Integrales de Tránsito y Transf. S.A.	390,870	86,138	424,876	8,637	26,299	6,279	6,279
Isapre Norte Grande Ltda	715	827	721	192	2,131	31	16
Ajay SQM Chile S.A.	20,808	1,028	3,439	704	33,248	2,679	2,679
Almacenes y Depósitos Ltda.	343	49	1	-	-	(12)	11
SQM Salar S.A.	600,992	966,343	369,747	133,338	376,352	78,822	78,702
SQM Industrial S.A.	1,314,743	799,822	1,033,517	75,906	378,152	25,544	25,244
Exploraciones Mineras S.A.	498	31,576	4,977	-	-	(152)	(152)
Sociedad Prestadora de Servicios de Salud Cruz del Norte S.A.	597	310	274	510	1,153	3	3
Soquimich Comercial S.A.	148,386	22,196	50,933	1,033	61,615	1,361	1,287
Comercial Agrorama Ltda.	8,866	2,004	9,887	109	5,378	(237)	(236)
Comercial Hydro S.A.	8,417	120	49	73	31	176	176
Agrorama S.A.	12,175	622	13,051	-	3,173	(424)	(424)
Orcoma SpA	2	2,356	-	-	-	-	-
Orcoma Estudio SpA	-	394	392	-	-	-	-
SQM North América Corp.	174,273	17,017	165,032	1,781	180,992	(8,169)	(8,169)
RS Agro Chemical Trading Corporation A.V.V.	5,201	-	-	-	-	(3)	(3)
Nitratos Naturais do Chile Ltda.	6	269	4,863	-	-	(151)	(151)
Nitrate Corporation of Chile Ltd.	5,076	-	-	-	-	-	-
SQM Corporation N.V.	669	87,460	3,722	-	-	(6,058)	(6,478)
SQM Perú S.A.	566	1	1,179	-	-	(2)	(2)
SQM Ecuador S.A.	8,859	71	8,277	42	7,796	462	462
SQM Brasil Ltda.	766	30	929	-	50	(1)	(1)
SQI Corporation N.V.	-	17	89	-	-	(2)	(2)
SQMC Holding Corporation L.L.P.	16,184	14,589	1,000	-	-	1,708	1,708
SQM Japan Co. Ltd.	2,346	274	277	514	1,555	347	347

F-63

Note 6 -	Background of companies included in consolidation (continued)

6.6	Information on consolidated subsidiaries, continued

6/30/2014
	Assets		Liabilities				Comprehensive
Subsidiary	Current	Non-current	Current	Non-current	Revenue	Profit (loss)	income (loss)
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

SQM Europe N.V.	285,307	1,147	259,324	-	316,134	(9,559)	(9,559)
SQM Italia SRL	1,410	-	18	-	-	-	-
SQM Indonesia S.A.	83	-	79	-	-	-	-
North American Trading Company	160	145	39	-	-	-	-
SQM Virginia LLC	14,828	14,374	14,828	-	-	-	-
SQM Comercial de México S.A. de C.V.	81,994	1,398	53,672	-	96,944	1,566	1,566
SQM Investment Corporation N.V.	65,122	272	39,711	851	20	(293)	(293)
Royal Seed Trading Corporation A.V.V.	238,772	291	103,579	150,000	-	(1,728)	(1,583)
SQM Lithium Specialties LLP	15,781	3	1,264	-	-	-	-
Soquimich SRL Argentina	407	-	220	-	-	(10)	(10)
Comercial Caimán Internacional S.A.	271	-	1,122	-	-	-	-
SQM France S.A.	345	6	114	-	-	-	-
Administración y Servicios Santiago S.A. de C.V.	183	-	693	132	1,780	126	126
SQM Nitratos México S.A. de C.V.	37	5	26	7	127	5	5
Soquimich European Holding B.V.	82,210	86,473	94,326	-	-	(7,377)	(7,796)
SQM Iberian S.A	59,995	68	57,917	-	80,117	2,528	2,528
SQM Africa Pty Ltd.	64,893	741	58,306	-	40,249	(1,104)	(1,104)
SQM Oceania Pty Ltd.	2,637	-	144	-	1,715	(630)	(630)
SQM Agro India Pvt. Ltd.	6	-	2	-	-	(1)	(1)
SQM Beijing Commercial Co. Ltd.	2,622	58	933	-	2,568	(416)	(416)
SQM Thailand Limited	2,244	40	59	-	3,032	(329)	(329)
Total	4,360,411	3,362,860	3,406,807	406,728	1,681,404	159,021	157,874

F-64

Note 6 -	Background of companies included in consolidation (continued)

6.6	Information on consolidated subsidiaries, continued

	12/31/2013				12/31/2013
	Assets		Liabilities				Comprehensive
Subsidiary	Current	Non-current	Current	Non-current	Revenue	Profit (loss)	income (loss)
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

SQM Nitratos S.A.	490,084	124,966	525,924	15,545	184,487	18,434	18,434
Proinsa Ltda.	200	1	-	-	-	(2)	(2)
SQMC Internacional Ltda.	266	-	-	-	-	(1)	(1)
SQM Potasio S.A.	109,408	1,049.628	3.411	15.749	2.052	184.948	185.458
Serv. Integrales de Tránsito y Transf. S.A.	348.685	86.935	389.980	8.423	50.135	6.149	6.149
Isapre Norte Grande Ltda	916	829	924	192	4.192	28	334
Ajay SQM Chile S.A.	22.720	1.232	5.226	755	67.413	6.916	6.916
Almacenes y Depósitos Ltda.	362	50	1	-	-	(11)	(40)
SQM Salar S.A.	678.215	1.000.954	453.864	216.110	792.109	206.745	206.679
SQM Industrial S.A.	1.110.303	820.831	872.216	79.021	925.167	64.602	61.547
Exploraciones Mineras S.A.	477	31.537	4.765	-	-	(312)	(312)
Sociedad Prestadora de Servicios de Salud Cruz del Norte S.A.	762	243	322	556	2.276	31	46
Soquimich Comercial S.A.	143.515	22.582	47.121	973	214.350	10.291	10.162
Comercial Agrorama Ltda.	15.450	2.148	16.314	114	16.009	61	62
Comercial Hydro S.A.	8.302	134	124	72	109	370	370
Agrorama S.A.	15.722	568	16.074	36	16.122	37	37
Orcoma SpA	2	2.356	-	-	-	-	-
Orcoma Estudio SpA	2	-	-	-	-	-	-
SQM North América Corp.	214.359	17.058	197.077	1.781	365.691	(4.763)	(3.751)
RS Agro Chemical Trading Corporation A.V.V.	5.204	-	-	-	-	(9)	(9)
Nitratos Naturais do Chile Ltda.	3	254	4.695	-	-	278	278
Nitrate Corporation of Chile Ltd.	5.076	-	-	-	-	-	-
SQM Corporation N.V.	669	93.936	3.725	-	-	10,441	7,377
SQM Perú S,A,	578	1	1,190	-	1	(191)	(191)
SQM Ecuador S,A,	10,644	81	10,533	42	25,475	(1,224)	(1,224)
SQM Brasil Ltda,	680	40	851	-	802	88	88
SQI Corporation N,V,	-	19	62	-	-	(1)	(2)
SQMC Holding Corporation LLP.	11,978	16,394	1,000	-	-	5,267	5,267
SQM Japan Co, Ltd,	1,948	263	234	494	2,468	(283)	(283)

F-65

Note 6 -	Background of companies included in consolidation (continued)

6.6	Information on consolidated subsidiaries, continued

	12/31/2013				12/31/2013
	Assets		Liabilities				Comprehensive
Subsidiary	Current	Non-current	Current	Non-current	Revenue	Profit (loss)	income (loss)
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

SQM Europe N.V.	316,396	383	280,092	-	677,497	1,608	1,608
SQM Italia SRL	1,421	-	18	-	-	-	-
SQM Indonesia S.A.	4	-	(76)	-	-	-	-
North American Trading Company	160	145	39	-	-	(1)	(1)
SQM Virginia LLC	14,828	14,374	14,828	-	-	(1)	(1)
SQM Comercial de México S.A. de C.V.	88,252	1,427	61,534	-	178,180	4,724	4,724
SQM Investment Corporation N.V.	62,496	282	36,805	851	50	1,097	1,097
Royal Seed Trading Corporation A.V.V.	240,231	442	83,606	170,000	-	(2,537)	(1,904)
SQM Lithium Specialties LLP	15,781	3	1,264	-	-	(1)	(1)
Soquimich SRL Argentina	414	-	218	-	-	(49)	(49)
Comercial Caimán Internacional S.A.	271	-	1,122	-	-	(38)	(38)
SQM France S.A.	345	6	114	-	-	-	-
Administración y Servicios Santiago S.A. de C.V.	153	-	795	127	3,243	(7)	(7)
SQM Nitratos México S.A. de C.V.	26	4	23	4	186	(7)	(7)
Soquimich European Holding B.V.	79,966	96,670	93,496	987	-	8,849	5,785
SQM Iberian S.A	101,299	70	101,757	-	166,087	66	66
SQM Africa Pty Ltd.	55,635	729	47,932	-	109,968	1,611	1,611
SQM Oceanía Pty Ltd.	4,251	-	811	-	3,542	51	51
SQM Agro India Pvt. Ltd.	7	-	2	-	-	(2)	(2)
SQM Beijing Commercial Co. Ltd.	2,415	80	301	-	9,915	(1,164)	(1,164)
SQM Thailand Limited	7,052	36	4,510	-	4,379	(787)	(787)
Total	4,187,933	3,387,691	3,284,824	511,832	3,821,905	521,301	514,370

F-66

Note 6 -	Background of companies included in consolidation (continued)

6.7	Detail of transactions between consolidated companies

a)	Transactions conducted in 2014

As of June 30, 2014, there are no transactions conducted among companies included in consolidation.

Transactions conducted in 2013

On December 31, 2013, the subsidiary Orcoma Estudios SPA was incorporated where Sociedad Quimica y Minera de Chile S.A. made a capital contribution of US$ 1,500.

On December 31, 2013, the subsidiary Orcoma SPA was incorporated where Sociedad Quimica y Minera de Chile S.A. made a capital contribution of ThUS$ 2,358.

On March 25, 2013, SQM Industrial S.A. increased by ThUS$ 1,500 the capital of its subsidiary SQM Beijing Commercial Co. Ltd.

During the first half of the year Iodine Minera was absorbed into Soquimich European Holdings.

During the first half of 2013 Soquimich European Holdings B.V. purchased shares of SQM Thailand Limited, acquiring 99.996% of this company.

F-67

Note 7 -	Cash and cash equivalents

7.1	Types of cash and cash equivalents

As of June 30, 2014 and December 31, 2013, cash and cash equivalents are detailed as follows:

a) Cash	6/30/2014	12/31/2013
	ThUS$	ThUS$

Cash on hand	119	119
Cash in banks	31,394	29,671
Other demand deposits	6,716	3,625
Total cash	38,229	33,415

b) Cash equivalents	6/30/2014	12/31/2013
	ThUS$	ThUS$

Short-term deposits, classified as cash equivalents	234,800	158,208
Short-term investments, classified as cash equivalents	272,345	284,999
Total cash equivalents	507,145	443,207

Total cash and cash equivalents	545,374	476,622

F-68

Note 7 -	Cash and cash equivalents (continued)

7.2	Short-term investments, classified as cash equivalents

As of June 30, 2014 and December 31, 2013, short-term investments, classified as cash and cash equivalents relate to mutual funds (investment liquidity funds) for investments in:

Institution	6/30/2014 ThUS$	12/31/2013 ThUS$
Legg Mason - Western Asset Institutional Cash Reserves	92,966	95,941
BlackRock - Institutional US Dollar Liquidity Fund	93,040	94,726
JP Morgan US dollar Liquidity Fund Institutional	86,339	94,332
Total	272,345	284,999

Short-term investments are highly liquid fund manager accounts that are basically invested in short-term fixed rate notes in the U.S. market.

7.3	Information on cash and cash equivalents by currency

As of June 30, 2014 and December 31, 2013, information on cash and cash equivalents by currency is detailed as follows:

Original currency	6/30/2014	12/31/2013
	ThUS$	ThUS$
Chilean Peso (*)	92,854	25,391
US Dollar	433,715	430,263
Euro	9,937	9,230
Mexican Peso	723	429
South African Rand	3,224	7,229
Japanese Yen	1,677	1,435
Peruvian Sol	2	2
Brazilian Real	91	73
Chinese Yuan	1,386	384
Indonesian Rupiah	4	4
Indian Rupee	6	7
Thai Baht	1,689	2,161
Argentine Peso	5	-
United Arab Emirates Dirham	2	-
Pound Sterling	59	14
Total	545,374	476,622

(*) The Company maintains financial derivative policies which allow dollarizing these term deposits in Chilean pesos.

F-69

Note 7 -	Cash and cash equivalents (continued)

7.4	Amount of significant restricted (unavailable) cash balances

Cash on hand and in current bank accounts are available resources, and their carrying value is equal to their fair value.

As of June 30, 2014 and December 31, 2013, the Company has no significant cash balances with any type of restriction.

F-70

Note 7 -	Cash and cash equivalents (continued)

7.5	Short-term deposits, classified as cash equivalents

The detail at the end of each period is as follows:

Receiver of the deposit	Type of deposit	Original Currency	Interest rate	Placement date	Expiration date	Principal MUS$	Interest accrued to date MUS$	06/30/2014 MUS$
Banco BBVA Chile	Fixed term	US$	0.37	05/29/2014	07/01/2014	20,068	7	20,075
Banco BBVA Chile	Fixed term	US$	0.37	05/29/2014	07/03/2014	8,000	3	8,003
Banco Crédito e Inversiones	Fixed term	US$	0.36	05/30/2014	07/01/2014	59,991	223	60,214
Banco Crédito e Inversiones	Fixed term	Ch$	0.34	06/27/2014	07/10/2014	905	-	905
Banco Crédito e Inversiones	Fixed term	Ch$	0.34	06/30/2014	07/10/2014	579	-	579
Banco de Chile	Fixed term	Ch$	0.36	06/02/2014	07/02/2014	39,840	134	39,974
Banco de Chile	Fixed term	Ch$	0.36	06/27/2014	09/10/2014	9,951	4	9,955
Banco Santander - Santiago	Fixed term	US$	0.35	05/27/2014	07/01/2014	10,000	3	10,003
Banco Santander - Santiago	Fixed term	US$	0.35	05/28/2014	07/02/2014	10,002	3	10,005
Banco Santander - Santiago	Fixed term	Ch$	0.36	06/02/2014	07/02/2014	19,902	66	19,968
Banco Santander - Santiago	Fixed term	Ch$	0.36	06/03/2014	07/03/2014	19,960	65	20,025
Banco Santander - Santiago	Fixed term	US$	0.35	05/27/2014	07/01/2014	10,000	3	10,003
Banco Santander - Santiago	Fixed term	US$	0.35	05/28/2014	07/02/2014	20,004	7	20,011
BBVA Banco Francés	Fixed term	US$	0.01	06/16/2014	07/16/2014	381	-	381
Citibank New York	Overnight	US$	0.01	06/30/2014	07/01/2014	100	-	100
Citibank New York	Overnight	US$	0.01	06/30/2014	07/01/2014	2,355	-	2,355
Citibank New York	Overnight	US$	0.01	06/30/2014	07/01/2014	179	-	179
ABN Amro Bank	Fixed term	Euro	0.01	06/30/2014	07/31/2014	2,062	-	2,062
IDBI Bank	Fixed term	Indian rupee	0.01	06/30/2014	07/31/2014	3	-	3
Total						234,282	518	234,800

F-71

Note 7 -	Cash and cash equivalents (continued)

7.5	Short-term deposits, classified as cash equivalents, continued

Receiver of the deposit	Type of deposit	Original Currency	Interest rate	Placement date	Expiration date	Principal ThUS$	Interest accrued to-date ThUS$	31/12/2013 ThUS$
Banco BBVA Chile	Fixed term	US$	0.50	12/20/2013	01/09/2014	10,000	2	10,002
Banco BBVA Chile	Fixed term	US$	-	12/20/2013	01/09/2014	10,000	2	10,002
Banco BBVA Chile	Fixed term	US$	-	12/20/2013	01/09/2014	10,000	2	10,002
Banco Crédito e Inversiones	Fixed term	US$	0.40	12/16/2013	01/16/2014	20,000	3	20,003
Banco Crédito e Inversiones	Fixed term	US$	0.48	12/16/2013	02/06/2014	20,000	4	20,004
Banco Crédito e Inversiones	Fixed term	US$	0.50	10/17/2013	01/03/2014	10,093	10	10,103
Banco Crédito e Inversiones	Fixed term	US$	0.58	12/16/2013	03/11/2014	20,000	5	20,005
Banco Crédito e Inversiones	Fixed term	Ch$	0.37	12/30/2013	01/13/2014	4,384	-	4,384
Banco Crédito e Inversiones	Fixed term	Ch$	0.38	12/27/2013	01/09/2014	4,193	2	4,195
Banco Santander - Santiago	Fixed term	US$	0.48	12/09/2013	01/23/2014	20,314	6	20,320
Banco Santander - Santiago	Fixed term	US$	0.52	12/04/2013	01/03/2014	10,104	4	10,108
Banco Santander - Santiago	Fixed term	Ch$	0.43	10/21/2013	01/03/2014	14,352	148	14,500
IDBI Bank	Fixed term	Indian rupee	-	12/31/2013	6/30/2014	2	-	2
Citibank New York	Overnight	US$	0.01	12/31/2013	01/02/2014	444	-	444
Citibank New York	Overnight	US$	0.01	12/31/2013	01/02/2014	640	-	640
Citibank New York	Overnight	US$	0.01	12/31/2013	01/02/2014	1,301	-	1,301
ABN Amro Bank	Fixed term	Euro	-	12/31/2013	01/31/2014	2,193	-	2,193

Total						158,020	188	158,208

F-72

Note 8 -	Inventories

The composition of inventory at each period-end is as follows:

Type of inventory	6/30/2014 ThUS$	12/31/2013 ThUS$

Raw material reserves	3,950	8,552
Supplies for production reserves	50,205	42,366
Products-in-progress reserves	424,136	400,824
Finished product reserves	414,897	503,788
Total	893,188	955,530

Inventory reserves recognized as of June 30, 2014 amount to ThUS$85,615, and ThUS$97,248 as of December 31, 2013. Inventory reserves have been made based on a technical study that covers the different variables affecting products in stock (density, humidity, among others). Additionally, reserves are recognized if goods are sold cheaper than the related cost, and for differences that arise from inventory counts.

As of June 30, 2014, the sum registered as cost of sale related to inventory in the statement of income amounts to ThUS$670,971 and to ThUS$666,179 as of June 30, 2013.

The breakdown of inventory reserves is detailed as follows:

Type of inventory	6/30/2014 ThUS$	12/31/2013 ThUS$

Raw material reserves	93	93
Supplies for production reserves	500	500
Products-in-progress reserves	56,011	65,768
Finished product reserves	29,011	30,887

Total	85,615	97,248

The Company has not delivered inventory as collateral for the periods indicated above.

F-73

Note 9 -	Related party disclosures

9.1	Related party disclosures

Balances pending at period-end are not guaranteed, accrue no interest and are settled in cash. No guarantees have been delivered or received for trade and other receivables due from related parties or trade and other payables due to related parties. For the period ended June 30, 2014, the Company has not recorded any impairment in accounts receivable related to amounts owed by related parties. This evaluation is conducted every year through an examination of the financial position of the related party in the market in which it operates.

9.2	Relationships between the parent and the entity

According to the Company’s by-laws, no shareholder can own more than 32% of the Company’s voting right shares.

Sociedad de Inversiones Pampa Calichera S.A., Potasios de Chile S.A., and Inversiones Global Mining (Chile) Ltda., collectively the Pampa Group, are the owners of a number of shares that are equivalent to 29.93% as of June 30, 2014 of the current total amount of shares issued, subscribed and fully-paid of the Company. In addition, Kowa Company Ltd., Inversiones La Esperanza (Chile) Limitada, Kochi S.A. and La Esperanza Delaware Corporation, collectively the Kowa Group, are the owners of a number of shares equivalent to 2.09% of the total amount of shares of SQM S.A. issued, subscribed and fully-paid.

The Pampa Group and the Kowa Group have informed SQM S.A., the Chilean SVS and the relevant stock exchanges in Chile and abroad that they are not and have never been related parties between them. In addition, this is regardless of the fact that both Groups on December 21, 2006 have entered into a Joint Action Agreement (JAA) related to those shares. Consequently, the Pampa Group, by itself, does not concentrate more than 32% of the voting right capital of SQM S.A., and the Kowa Group does not concentrate by itself more than 32% of the voting right capital of SQM S.A.

Likewise, the Joint Action Agreement has not transformed the Pampa and Kowa Groups into related parties between them. The Joint Action Agreement has only transformed the current controller of SQM S.A., composed of the Pampa Group, and the Kowa Group into related parties of SQM S.A.

F-74

Note 9 -	Related party disclosures (continued)

9.2	Relationship between the Parent and the entity

Detail of effective concentration

Tax ID No.	Name	Ownership interest %
96.511.530-7	Sociedad de Inversiones Pampa Calichera S.A.	19.68
96.863.960-9	Inversiones Global Mining (Chile) Ltda.	3.34
76.165.311-5	Potasios de Chile S.A.	6.91
Total Pampa Group		29.93

79,798,650-k	Inversiones la Esperanza (Chile) Ltda.	1.40
59.046.730-8	Kowa Co Ltd.	0.30
96.518.570-4	Kochi S.A.	0.30
59.023.690-k	La Esperanza Delaware Corporation	0.09
Total Kowa Group		2.09

9.3	Detailed identification of the link between the Parent and subsidiary

As of June 30, 2014 and December 31, 2013, the detail of entities that are a related parties of the SQM S.A: Group is as follows:

Tax ID No.	Name	Country of origin	Functional currency	Nature
Foreign	Nitratos Naturais Do Chile Ltda.	Brazil	US$	Subsidiary
Foreign	Nitrate Corporation Of Chile Ltd.	United Kingdom	US$	Subsidiary
Foreign	SQM North America Corp.	United States	US$	Subsidiary
Foreign	SQM Europe N.V.	Belgium	US$	Subsidiary
Foreign	Soquimich S.R.L. Argentina	Argentina	US$	Subsidiary
Foreign	Soquimich European Holding B.V.	The Netherlands	US$	Subsidiary
Foreign	SQM Corporation N.V.	Dutch Antilles	US$	Subsidiary
Foreign	SQI Corporation N.V.	Dutch Antilles	US$	Subsidiary
Foreign	SQM Comercial De México S.A. de C.V.	Mexico	US$	Subsidiary
Foreign	North American Trading Company	United States	US$	Subsidiary
Foreign	Administración y Servicios Santiago S.A. de C.V.	Mexico	US$	Subsidiary
Foreign	SQM Peru S.A.	Peru	US$	Subsidiary
Foreign	SQM Ecuador S.A.	Ecuador	US$	Subsidiary
Foreign	SQM Nitratos Mexico S.A. de C.V.	Mexico	US$	Subsidiary
Foreign	SQMC Holding Corporation L.L.P.	United States	US$	Subsidiary
Foreign	SQM Investment Corporation N.V.	Dutch Antilles	US$	Subsidiary
Foreign	SQM Brasil Limitada	Brazil	US$	Subsidiary
Foreign	SQM France S.A.	France	US$	Subsidiary
Foreign	SQM Japan Co. Ltd.	Japan	US$	Subsidiary
Foreign	Royal Seed Trading Corporation A.V.V.	Aruba	US$	Subsidiary
Foreign	SQM Oceania Pty Limited	Australia	US$	Subsidiary
Foreign	Rs Agro-Chemical Trading Corporation A.V.V.	Aruba	US$	Subsidiary
Foreign	SQM Indonesia S.A.	Indonesia	US$	Subsidiary
Foreign	SQM Virginia L.L.C.	United States	US$	Subsidiary
Foreign	SQM Italia SRL	Italy	US$	Subsidiary
Foreign	Comercial Caiman Internacional S.A.	Panamá	US$	Subsidiary
Foreign	SQM Africa Pty. Ltd.	South Africa	US$	Subsidiary
Foreign	SQM Lithium Specialties LLC	United States	US$	Subsidiary
Foreign	SQM Iberian S.A.	Spain	US$	Subsidiary
Foreign	SQM Agro India Pvt. Ltd.	India	US$	Subsidiary
Foreign	SQM Beijing Commercial Co. Ltd.	China	US$	Subsidiary
Foreign	SQM Thailand Limited	Thailand	US$	Subsidiary

F-75

Note 9 -	Related party disclosures (continued)

9.3	Detailed identification of the link between the Parent and subsidiary, continued

As of June 30, 2014 and December 31, 2013, the detail of entities that are a related parties of the SQM S.A: Group is as follows:

Tax ID No.	Name	Country of origin	Functional currency	Nature
96.801.610-5	Comercial Hydro S.A.	Chile	Chilean peso	Subsidiary
96.651.060-9	SQM Potasio S.A.	Chile	US$	Subsidiary
96.592.190-7	SQM Nitratos S.A.	Chile	US$	Subsidiary
96.592.180-K	Ajay SQM Chile S.A.	Chile	US$	Subsidiary
86.630.200-6	SQMC Internacional Ltda.	Chile	Chilean peso	Subsidiary
79.947.100-0	SQM Industrial S.A.	Chile	US$	Subsidiary
79.906.120-1	Isapre Norte Grande Ltda.	Chile	Chilean peso	Subsidiary
79.876.080-7	Almacenes y Depósitos Ltda.	Chile	Chilean peso	Subsidiary
79.770.780-5	Servicios Integrales de Tránsitos y Transferencias S.A.	Chile	US$	Subsidiary
79.768.170-9	Soquimich Comercial S.A.	Chile	US$	Subsidiary
79.626.800-K	SQM Salar S.A.	Chile	US$	Subsidiary
78.053.910-0	Proinsa Ltda.	Chile	Chilean peso	Subsidiary
76.534.490-5	Sociedad Prestadora de Servicios de Salud Cruz del Norte S.A.	Chile	Chilean peso	Subsidiary
76.425.380-9	Exploraciones Mineras S.A.	Chile	US$	Subsidiary
76.064.419-6	Comercial Agrorama Ltda.	Chile	Chilean peso	Subsidiary
76.145.229-0	Agrorama S.A.	Chile	Chilean peso	Subsidiary
76.359.919-1	Orcoma Estudios SPA	Chile	US$	Subsidiary
76.360.575-2	Orcoma SPA	Chile	US$	Subsidiary
77.557.430-5	Sales de Magnesio Ltda.	Chile	Chilean peso	Associate
Foreign	Abu Dhabi Fertilizer Industries WWL	United Arab Emirates	Arab Emirates dirham	Associate
Foreign	Doktor Tarsa Tarim Sanayi AS	Turkey	Turkish lira	Associate
Foreign	Ajay North America	United States	US$	Associate
Foreign	Ajay Europe SARL	France	Euro	Associate
Foreign	SQM Eastmed Turkey	Turkey	Euro	Associate
Foreign	Charlee SQM Thailand Co. Ltd.	Thailand	Thai baht	Associate
Foreign	Sichuan SQM Migao Chemical Fertilizers Co Ltda.	China	US$	Joint venture
Foreign	Coromandel SQM	India	Indian rupee	Joint venture
Foreign	SQM Vitas Fzco.	Arab Emirates	Arab Emirates dirham	Joint venture
Foreign	SQM Star Qingdao Crop Nutrition Co., Ltd.	China	US$	Joint venture
Foreign	SQM Vitas Spain	Spain	Euro	Joint venture
Foreign	SQM Vitas Holland	Dutch Antilles	Euro	Joint venture
Foreign	SQM Vitas Plantacote B.V	Dutch Antilles	Euro	Joint venture
Foreign	Kowa Company Ltd.	Japan	US$	Other related parties
96.511.530-7	Sociedad de Inversiones Pampa Calichera	Chile	US$	Other related parties
96.529.340-k	Norte Grande S.A.	Chile	Chilean peso	Other related parties
79.049.778-9	Callegari Agricola S.A.	Chile	Chilean peso	Other related parties
Foreign	Coromandel Internacional	India	Indian rupee	Other related parties
Foreign	Vitas Roullier SAS	France	Euro	Other related parties
Foreign	SQM Vitas Brasil Agroindustria	Brazil	US$	Joint control or significant influence
Foreign	SQM Vitas Peru S.A.C.	Peru	US$	Joint control or significant influence
Foreign	SQM Vitas Southern Africa Pty.	South Africa	US$	Joint control or significant influence

F-76

Note 9 -	Related party disclosures (continued)

9.4	Detail of related parties and related party transactions

Transactions between the Parent and its subsidiaries are part of the Company's common transactions. Their conditions are those customary for this type of transactions in respect of terms and market prices. In addition, these have been eliminated in consolidation and are not detailed in this note.

Maturity terms for each case vary by virtue of the transaction giving rise to them.

As of June 30, 2014 and December 31, 2013, there are no allowances for doubtful accounts related to balances pending of transactions with related parties as there is no impairment in them.

As of June 30, 2014 and December 31, 2013, the detail of transactions with related parties is as follows:

Tax ID No.	Company	Nature	Country of origin	Transaction	6/30/2014 ThUS$	12/31/2013 ThUS$
Foreign	Doktor Tarsa Tarim Sanayi As	Associate	Turkey	Sale of products	15,932	13,844
Foreign	Doktor Tarsa Tarim Sanayi As	Associate	Turkey	Other Transactions	-	740
Foreign	Ajay Europe S.A.R.L.	Associate	France	Sale of products	16,899	35,884
Foreign	Ajay Europe S.A.R.L.	Associate	France	Dividends	1,624	5,093
Foreign	Ajay North America LLC.	Associate	United States	Sale of products	14,535	40,605
Foreign	Ajay North America LLC.	Associate	United States	Dividends	4,759	10,437
Foreign	Ajay North America LLC.	Associate	United States	Sale of services	45	-
Foreign	Abu Dhabi Fertilizer Industries WWL	Associate	United Arab Emirates	Sale of products	4,652	7,908
Foreign	Charlee SQM Thailand Co. Ltd.	Associate	Thailand	Sale of products	5,788	5,669
77.557.430-5	Sales de Magnesio Ltda.	Associate	Chile	Sale of products	498	1,186
77.557.430-5	Sales de Magnesio Ltda.	Associate	Chile	Dividends	543	892
96.529.340-k	Norte Grande S.A.	Other related parties	Chile	Sale of services	-	140
Foreign	Kowa Company Ltd.	Other related parties	Japan	Sale of products	41,191	77,176
Foreign	SQM Vitas Brasil Agroindustria	Joint control or significant influence	Brazil	Sale of products	26,276	52,901
Foreign	SQM Vitas Peru S.A.C.	Joint control or significant influence	Peru	Sale of products	7,690	21,255
Foreign	SQM Vitas Southern Africa Pty.	Joint control or significant influence	South Africa	Sale of products	5,223	17,908
Foreign	SQM Vitas Fzco.	Joint venture	United Arab Emirates	Sale of products	826	289
Foreign	SQM Vitas Fzco.	Joint venture	United Arab Emirates	Sale of services	-	98
Foreign	Sichuan SQM Migao Chemical Fertilizers Co Ltda.	Joint venture	China	Sale of products	27,808	56,254
Foreign	Sichuan SQM Migao Chemical Fertilizers Co Ltda.	Joint venture	China	Sale of services	-	282
Foreign	Coromandel SQM	Joint venture	India	Sale of products	1,938	5,242
Foreign	SQM Star Qingdao Crop Nutrition Co., Ltd.	Joint venture	China	Sale of services	-	148
Foreign	SQM Vitas Spain	Joint venture	Spain	Sale of products	5,564	1,624
Foreign	SQM Vitas Plantacote B.V.	Joint venture	Netherlands	Sale of products	4	-

F-77

Note 9 - Related party disclosures (continued)

9.5	Trade receivables due from related parties, current:

					6/30/2014	12/31/2013
Tax ID No.	Company	Nature	Country of origin	Currency	ThUS$	ThUS$
77.557.430-5	Sales de Magnesio Ltda.	Associate	Chile	Ch$	75	147
Foreign	Charlee SQM Thailand Co. Ltd.	Associate	Thailand	US$	5,672	331
Foreign	Doktor Tarsa Tarim Sanayi AS	Associate	Turkey	US$	-	11
Foreign	Ajay Europe S.A.R.L.	Associate	France	Euro	4,261	4,974
Foreign	Ajay North America LLC.	Associate	United States	US$	4,144	4,166
Foreign	Abu Dhabi Fertilizer Industries WWL	Associate	United Arab Emirates	Arab Emirates dirham	4,116	2,958
Foreign	Kowa Company Ltd.	Other related parties	Japan	US$	19,868	22,960
96.511.530-7	Soc.de Inversiones Pampa Calichera	Other related parties	Chile	US$	7	8
Foreign	SQM Vitas Brasil Agroindustria	Joint venture	Brazil	US$	25,392	18,205
Foreign	SQM Vitas Peru S.A.C.	Joint venture	Peru	US$	10,784	17,840
Foreign	SQM Vitas Southern Africa PTY	Joint venture	South Africa	US$	3,065	4,553
Foreign	Coromandel SQM	Joint venture	India	Indian rupee	2,058	2,271
Foreign	Sichuan SQM Migao Chemical Fertilizers Co Ltda.	Joint venture	China	US$	46,227	47,910
79.049.778-9	Callegari Agrícola S.A.	Other related parties	Chile	Ch$	142	363
Foreign	SQM Vitas Fzco.	Joint venture	United Arab Emirates	Arab Emirates dirham	3	436
Foreign	SQM Vitas Spain	Joint venture	Spain	Euro	3,017	760
Foreign	SQM Vitas Plantacote B.V	Joint venture	Dutch Antilles	Euro	46	133
Foreign	SQM Star Qingdao Crop Nutrition Co., Ltd.	Joint venture	China	US$	42	-
Total to-date					128,919	128,026

F-78

Note 9 - Related party disclosures (continued)

9.6	Trade payables due to related parties, current:

					6/30/2014	12/31/2013
Tax ID No.	Company	Nature	Country of origin	Currency	ThUS$	ThUS$
Foreign	Doktor Tarsa Tarim Sanayi AS	Associate	Turkey	Turkish lira	92	-
Total as of to-date					92	-

F-79

Note 9 - Related party disclosures (continued)

9.7	Board of Directors and Senior Management

1)	Board of directors

The Company is managed by a Board of Directors which is composed of eight regular directors who are elected for a three-year period. The present Board of Directors was elected by the shareholders at the Ordinary Shareholders' Meeting of April 25, 2013.

As of June 30, 2014, the Company has an Audit Committee made up of three members of the Board of Directors. This Committee performs those duties provided in Article 50 bis of Law No. 18,046 on Shareholders Company, the Shareholders’ Corporations Act.

During the periods covered by these financial statements, there are no pending balances receivable and payable between the Company, its directors or members of Senior Management other than those related to remuneration, fee allowances and profit-sharing. In addition, there were no transactions conducted between the Company, its directors or members of Senior Management.

2)	Directors’ Compensation

2.1.1	Board of Directors

Directors’ compensation is detailed as follows:

a)	A payment of a monthly fixed gross amount of UF 300 in favor of the Chairman of the Company’s Board of Directors and UF 125 in favor of the seven remaining board members regardless of their attendance at Board meetings or the number of meetings attended during the respective month.

b)	A payment in domestic currency in favor of the Chairman of the Company’s Board of Directors consisting of a variable and gross amount equivalent to 0.35% of profit for the period effectively earned by the Company during fiscal year 2014.

c)	A payment in domestic currency in favor of each Company’s directors excluding the Chairman of the Board, consisting of a variable and gross amount equivalent to 0.05% of profit for the period effectively earned by the Company during fiscal years 2014.

F-80

Note 9 - Related party disclosures (continued)

9.7	Board of Directors and Senior Management, continued

d)	The fixed and variable amounts indicated above will not be subject to any charge between them, and those expressed as a percentage will be paid immediately after the shareholders at the respective Annual General Shareholders’ Meeting of the Company approve the statement of financial position (balance sheet), the financial statements, the annual report, the report by the account inspectors and the report of external auditors for the fiscal years ending December 31, 2014.

e)	Therefore, the remunerations and profit sharing paid to members of the Board of Directors and Audit Committee during 2014 amount to ThUS$2,815 (ThUS$ 4,827 as of December 31, 2013).

2.1.2	Audit Committee

The remuneration of Directors Committee is composed of:

a)	A payment of a monthly, fixed and gross amount of UF 17 in favor of each of the three Directors who are a part of the Company’s Audit Committee regardless of the number of meetings conducted during the respective month.

b)	A payment in domestic currency and in favor of each of the three Directors of a variable and gross amount equivalent to 0.013% of the Company’s profit for the period effectively earned by the Company during fiscal years 2014 and 2013.
F-81

Note 9 - Related party disclosures (continued)

9.7	Board of Directors and Senior Management, continued

3)	No guarantees have been constituted in favor of the directors.

4)	Senior management compensation

As of June 30, 2014, the global compensation paid to the 107 main executives amounts to ThUS$17,916 (ThUS$32,388 as of December 31, 2013). This includes monthly fixed salary and variable performance bonuses.

The Company has a bonuses intermediate and bi-intermediate plan for compliance target and level of individual contribution to the Company’s profit or loss. These benefits are structured in a minimum and maximum of gross remunerations which are paid once a year or every two years.

5)	Additionally, the Company has retention bonuses for the Company’s executives. The amount of these bonuses is linked to the price of the Company’s share and is payable in cash between 2012 and 2016 (See Note 16).

6)	No guarantees have been constituted in favor of the Company’s management.

7)	The Company’s Managers and Directors do not receive or have not received any benefit during the period ended June 30, 2014 and the year ended December 31, 2013 or compensation for the concept of pensions, life insurance, paid time off, profit sharing, incentives, or benefits due to disability other than those mentioned in the preceding points.

8)	In accordance with IAS 24, we should report that the Company's Director Mr. Wolf Von Appen B. is member of the Ultramar Group. During the period ended June 30, 2014, the amount of operations with this Group is approximately ThUS$6,519 (ThUS$16,850 as of December 31, 2013).

9.8	Key management personnel compensation

	6/30/2014	12/31/2013
	ThUS$	ThUS$

Key management personnel compensation	17,916	32,888

F-82

Note 10 – Financial instruments

Financial assets in conformity with IAS 39 are detailed as follows:

10.1	Types of other financial assets

Description of other financial assets	6/30/2014 ThUS$	12/31/2013 ThUS$

Other current financial assets (1)	448,543	431,883
Derivatives (2)	1,226	3,283
Hedging assets, current	1,381	25,007
Total other current financial assets	451,150	460,173

Other non-current financial assets	99	95
Hedging assets, non-current	-	-
Total other non-current financial assets	99	95

(1)	Relates to term deposits with maturities exceeding 90 days and less than 360 days from the investment date.

(2)	Relate to forwards and options that were not classified as hedging instruments (see detail in Note 10.3).

Detail of other current financial assets

Institution	6/30/2014 ThUS$	12/31/2013 ThUS$
Banco Santander	120,817	131,534
BBVA	89,592	80,206
Banco de Crédito e Inversiones	113,958	79,530
Banco de Chile	62,403	42,095
Corpbanca	-	61,244
Banco Itaú	31,257	30,207
Banco Estado	10,440	-
Banco Security	20,076	7,067
Total	448,543	431,883

10.2	Trade and other receivables, current and non-current

	6/30/2014			12/31/2013
	Current	Non- current	Total	Current	Non- current	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Trade receivables	343,774	-	343,774	314,151	-	314,151
Prepayments	29,334	-	29,334	12,127	-	12,127
Other receivables	6,816	1,555	8,371	4,714	1,282	5,996
Total trade and other receivables	379,924	1,555	381,479	330,992	1,282	332,274

F-83

Note 10 – Financial instruments, (continued)

10.2	Trade and other receivables, continued

	6/30/2014			12/31/2013
	Assets before allowances	Allowance for doubtful trade receivables	Assets for trade receivables, net	Assets before allowances	Allowance for doubtful trade receivables	Assets for trade receivables, net
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Receivables related to credit operations, current	359,514	(15,740)	343,774	330,052	(15,901)	314,151

Trade receivables, current	359,514	(15,740)	343,774	330,052	(15,901)	314,151

Prepayments, current	32,134	(2,800)	29,334	14,927	(2,800)	12,127
Other receivables, current	8,768	(1,952)	6,816	6,663	(1,949)	4,714

Current trade and other receivables	400,416	(20,492)	379,924	351,642	(20,650)	330,992

Other receivables, non-current	1,555	-	1,555	1,282	-	1,282

Non-current receivables	1,555	-	1,555	1,282	-	1,282

Total trade and other receivables	401,971	(20,492)	381,479	352,924	(20,650)	332,274

F-84

Note 10 – Financial instruments (continued)

10.2	Trade and other receivables, continued

Portfolio stratification, continued

The Company’s policy is to require guarantees (such as letters of credit, guarantee clauses and others) and/or maintaining insurance policies for certain accounts as deemed necessary by management.

Unsecuritized portfolio

As of June 30, 2014 and December 31, 2013, the detail of the unsecuritized portfolio is as follows:

6/30/2014
	Not overdue	1 - 30 days	31 - 60 days	61 - 90 days	91 - 120 days	121 - 150 days	151 - 180 days	181 - 210 days	211 - 250 days	Over 250 days	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Number of customers, portfolio under no renegotiated terms	2,281	659	153	546	518	488	350	312	307	1,780	7,394
Portfolio under no renegotiated terms	298,158	24,380	6,413	11,764	917	221	113	2,546	175	7,753	352,440
Number of customers under renegotiated terms portfolio	57	9	8	6	2	2	1	2	1	96	184

Portfolio under renegotiated terms, gross	3,992	230	38	49	22	131	2	66	15	2,529	7,074

Total gross portfolio	302,150	24,610	6,451	11,813	939	352	115	2,612	190	10,282	359,514

12/31/2013
	Not overdue	1 - 30 days	31 - 60 days	61 - 90 days	91 - 120 days	121 - 150 days	151 - 180 days	181 - 210 days	211 - 250 days	Over 250 days	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Number of customers, portfolio under no renegotiated terms	3,175	1,055	515	395	332	304	303	294	312	1,817	8,502
Portfolio under no renegotiated terms	269,970	29,722	4,144	432	572	210	1,138	118	8,955	8,371	323,632
Number of customers under renegotiated terms portfolio	42	8	2	2	3	1	5	6	12	113	194

Portfolio under renegotiated terms, gross	2,964	79	15	69	42	13	87	85	447	2,619	6,420

Total gross portfolio	272,934	29,801	4,159	501	614	223	1,225	203	9,402	10,990	330,052

F-85

Note 10 – Financial instruments, (continued)

10.2	Trade and other receivables, continued

The detail of allowances is as follows:

	6/30/2014 ThUS$	12/31/2013 ThUS$

Allowance for portfolio under no renegotiated terms	16,566	16,711
Allowance for portfolio with renegotiated terms	4,186	4,459
Write-offs for the period	(260)	(520)
Total	20,492	20,650

a)	Credit risk concentration

Credit risk concentrations with respect to trade receivables are reduced due to the great number of entities included in the Company’s client database and their distribution throughout the world.

F-86

Note 10 – Financial instruments (continued)

10.3	Hedging assets and liabilities

The balance represents derivative instruments measured at fair value which have been classified as hedges from exchange and interest rate risks related to the total obligations relating to bonds of the Company in Chilean pesos and UF (and the exchange risk in Chilean pesos of the Company’s investment plans). As of June 30, 2014, the face value of cash flows in Cross Currency Swap contracts agreed upon in US dollars amounted to ThUS$370,583 and as of December 31, 2013 such contracts amounted to ThUS$555,303.

Hedging assets	Derivative instruments (CCS)	Effect on profit or loss for the period Derivative instruments	Hedging reserve in gross equity	Deferred tax hedging reserve in equity	Hedging reserve in equity
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

June 30, 2014	-	-	-	-	-

December 31, 2013	23,602	(45,312)	(3,307)	661	(2,646)

Hedging liabilities	Derivative instruments (CCS)	Effect on profit or loss for the period Derivative instruments	Hedging reserve in gross equity	Deferred tax hedging reserve in equity	Hedging reserve in equity
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

June 30, 2014	4,499	(7,113)	1,758	(352)	1,406

December 31, 2013	-	-	-	-	-

Hedging liabilities	Derivative instruments (IRS)	Effect on profit or loss for the period Derivative instruments	Hedging reserve in gross equity	Deferred tax hedging reserve in equity	Hedging reserve in equity
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

June 30, 2014	1,208	(646)	(1,008)	-	(1,008)

December 31, 2013	1,339	(93)	(1,153)	-	(1,153)

The balances in the effect on profit or loss column consider the interim effects of the contracts in force as of June 30, 2014 and December 31, 2013.

F-87

Note 10 - Financial instruments (continued)

10.3	Hedging assets and liabilities, continued

Derivative contract maturities are detailed as follows:

Series	Contract amount ThUS$	Currency	Maturity date
C	81,495	UF	12/01/2026
H	173,857	UF	01/05/2018
M	43,464	UF	02/01/2017
O	65,196	UF	02/01/2017

The Company uses cross currency swap derivative instruments to hedge the possible financial risk associated with the volatility of the exchange rate associated with Chilean pesos and UF. The objective is to hedge the exchange rate financial risks associated with bonds payable. Hedges are documented and tested to measure their effectiveness.

Based on a comparison of critical terms, hedging is highly effective, given that the hedged amount is consistent with obligations maintained for bonds denominated in Chilean pesos and UF. Likewise, hedging contracts are denominated in the same currencies and have the same expiration dates of bond principal and interest payments.

Hedge Accounting

The Company classifies derivative instruments as hedging that may include derivative or embedded derivatives either as fair value hedge derivative instruments, cash flow hedge derivative instruments, or hedge derivative instruments for net investment in a business abroad.

a)	Fair value hedge

Changes in fair values of derivative instruments classified as fair value hedge derivative instruments are accounted for in gains and losses immediately along with any change in the fair value of the hedged item that is attributable to the risk being hedged.

The Company documents the relationship between hedge instruments and the hedged item along with the objectives of its risk management and strategy to carry out different hedging transactions. In addition, upon commencement of the period hedged and then on a quarterly basis the Company documents whether hedge instruments have been efficient and met the objective of hedging market fluctuations for the purpose of which we use the effectiveness test. A hedge instrument is deemed effective if the effectiveness test result is between 80% to 120%.

The hedge instruments are classified as effective or not effective on the basis of the effectiveness test results. As of to date, hedges are classified as effective on the basis of the effectiveness tests. This note includes the detail of fair values of derivatives classified as hedging instruments.

F-88

Note 10 - Financial instruments (continued)

10.3	Hedging assets and liabilities, continued

b)	Cash flow hedges

Cash flow hedges cover exposure to the cash flow variations attributable to a risk associated with a specific transaction that is very likely to be executed, that may have material effects on the results of the Company.

10.4	Financial liabilities

Other current and non-current financial liabilities

As of June 30, 2014 and December 31, 2013, the detail is as follows:

	6/30/2014			12/31/2013
		Non-			Non-
	Current	current	Total	Current	current	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Bank borrowings	191,235	289,652	480,887	171,347	309,489	480,836
Obligations with the public	18,463	1,096,117	1,114,580	227,652	1,106,496	1,334,148
Derivatives	5,419	-	5,419	1,088	-	1,088
Hedging liabilities	1,208	5,880	7,088	1,339	1,405	2,744
Total	216,325	1,391,649	1,607,974	401,426	1,417,390	1,818,816

Current and non-current borrowings

As of June 30, 2014 and December 31, 2013, the detail is as follows:

	6/30/2014	12/31/2013
	ThUS$	ThUS$

Long-term borrowings	289,652	309,489

Short-term borrowings	100,043	100,135
Current portion of long-term borrowings	91,192	71,212
Short-term loans and current portion of long-term borrowings	191,235	171,347
Total borrowings assumed	480,887	480,836

F-89

Note 10 - Financial instruments (continued)

10.4	Financial liabilities, continued

a)	Bank loans, current:

As of June 30, 2014 and December 31, 2013, the detail of this caption is as follows:

Debtor			Creditor			Currency or adjustment		Effective	Nominal
Tax ID No.	Subsidiary	Country	Tax ID No.	Financial institution	Country	index	Repayment	rate	rate
93.007.000-9	SQM.S.A.	Chile	97.018.000-1	Scotiabank Sud Americano	Chile	US$	Upon maturity	0.58%	0.58%
93.007.000-9	SQM.S.A.	Chile	97.018.000-1	Scotiabank Sud Americano	Chile	US$	Upon maturity	0.46%	0.46%
93.007.000-9	SQM S.A.	Chile	Foreign	Banco Estado NY Branch	United States	US$	Upon maturity	2.75%	2.33%
79.626.800-K	SQM Salar S.A.	Chile	97.018.000-1	Scotiabank Sud Americano	Chile	US$	Upon maturity	0.58%	0.58%
79.626.800-K	SQM Salar S.A.	Chile	97.030.00-7	Banco Estado	Chile	US$	Upon maturity	0.46%	0.46%
79.947.100-0	SQM Industrial S.A.	Chile	97.030.000-7	Banco Estado	Chile	US$	Upon maturity	0.45%	0.45%
Foreign	Royal Seed Trading Corporation A.V.V.	Aruba	Foreign	Bank of America	United States	US$	Upon maturity	1.34%	1.23%
Foreign	Royal Seed Trading Corporation A.V.V.	Aruba	Foreign	Export Development Canada	Canada	US$	Upon maturity	1.12%	1.27%
Foreign	Royal Seed Trading Corporation A.V.V.	Aruba	Foreign	Scotiabank & Trust (Cayman) Ltd.	Cayman Islands	US$	Upon maturity	0.73%	1.18%
Foreign	Royal Seed Trading Corporation A.V.V.	Aruba	Foreign	Scotiabank & Trust (Cayman) Ltd.	Cayman Islands	US$	Upon maturity	1.11%	1.37%
Foreign	Royal Seed Trading Corporation A.V.V.	Aruba	Foreign	The Bank of Tokyo-Mitsubishi UFJ, Lda. (New York)	United States	US$	Upon maturity	0.92%	0.97%

			6/30/2014
Debtor	Creditor	Nominal amounts			Current amounts
Subsidiary	Financial institution	Up to 90 days	90 days to 1 year	Total	Up to 90 days	90 days to 1 year	Subtotal	Borrowing costs	Total
		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM.S.A.	Scotiabank Sud Americano	20,000	-	20,000	20,004	-	20,004	-	20,004
SQM.S.A.	Scotiabank Sud Americano	20,000	-	20,000	20,007	-	20,007	-	20,007
SQM S.A.	Banco Estado NY Branch	-	-	-	-	988	988	(26)	962
SQM Salar S.A.	Scotiabank Sud Americano	20,000	-	20,000	20,011	-	20,011	-	20,011
SQM Salar S.A.	Banco Estado	-	20,000	20,000	-	20,019	20,019	-	20,019
SQM Industrial S.A.	Banco Estado	-	20,000	20,000	-	20,003	20,003	-	20,003
Royal Seed Trading Corporation A.V.V.	Bank of America	-	-	-	-	115	115	(65)	50
Royal Seed Trading Corporation A.V.V.	Export Development Canada	-	20,000	20,000	-	20,012	20,012	(60)	19,952
Royal Seed Trading Corporation A.V.V.	Scotiabank & Trust (Cayman) Ltd.	-	50,000	50,000	-	50,181	50,181	(13)	50,168
Royal Seed Trading Corporation A.V.V.	Scotiabank & Trust (Cayman) Ltd.	-	-	-	-	131	131	(106)	25
Royal Seed Trading Corporation A.V.V.	The Bank of Tokyo-Mitsubishi UFJ, Lda. (New York)	-	20,000	20,000	-	20,104	20,104	(70)	20,034
Total		60.000	130.000	190.000	60.022	131.553	191.575	(340)	191,235

F-90

Note 10 - Financial instruments (continued)

10.4	Financial liabilities, continued

Debtor			Creditor			Currency or adjustment		Effective	Nominal
Tax ID No.	Subsidiary	Country	Tax ID No.	Financial institution	Country	index	Repayment	rate	rate
93.007.000-9	SQM.S.A.	Chile	97.018.000-1	Scotiabank Sud Americano	Chile	US$	Upon maturity	0.65%	0.65%
93.007.000-9	SQM.S.A.	Chile	97.018.000-1	Scotiabank Sud Americano	Chile	US$	Upon maturity	0.47%	0.47%
93.007.000-9	SQM S.A.	Chile	Foreign	Banco Estado NY Branch	United States	US$	Upon maturity	3.10%	2.39%
79.626.800-K	SQM Salar S.A.	Chile	97.030.000-7	Banco Estado	Chile	US$	Upon maturity	0.61%	0.61%
79.626.800-K	SQM Salar S.A.	Chile	97.018.000-1	Scotiabank Sud Americano	Chile	US$	Upon maturity	0.59%	0.59%
79.947.100-0	SQM Industrial S.A.	Chile	97.030.000-7	Banco Estado	Chile	US$	Upon maturity	0.75%	0.75%
Foreign	Royal Seed Trading Corporation A.V.V.	Aruba	Foreign	Bank of America	United States	US$	Upon maturity	1.75%	1.27%
Foreign	Royal Seed Trading Corporation A.V.V.	Aruba	Foreign	Export Development Canada	Canada	US$	Upon maturity	1.69%	1.30%
Foreign	Royal Seed Trading Corporation A.V.V.	Aruba	Foreign	Scotiabank & Trust (Cayman) Ltd.	Cayman Islands	US$	Upon maturity	1.35%	1.24%
Foreign	Royal Seed Trading Corporation A.V.V.	Aruba	Foreign	Scotiabank & Trust (Cayman) Ltd.	Cayman Islands	US$	Upon maturity	1.73%	1.41%
Foreign	Royal Seed Trading Corporation A.V.V.	Aruba	Foreign	The Bank of Tokyo-Mitsubishi UFJ, Lda. (New York)	United States	US$	Upon maturity	1.37%	1.01%

			12/31/2013
Debtor	Creditor	Nominal amounts			Current amounts
Subsidiary	Financial institution	Up to 90 days	90 days to 1 year	Total	Up to 90 days	90 days to 1 year	Subtotal	Borrowing costs	Total
		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM.S.A.	Scotiabank Sud Americano	-	20,000	20,000	3	20,000	20,003	-	20,003
SQM.S.A.	Scotiabank Sud Americano	-	20,000	20,000	7	20,000	20,007	-	20,007
SQM S.A.	Banco Estado NY Branch	-	-	-	1,012	-	1,012	(26)	986
SQM Salar S.A.	Banco Estado	20,000	-	20,000	20,033	-	20,033	-	20,033
SQM Salar S.A.	Scotiabank Sud Americano	-	20,000	20,000	11	20,000	20,011	-	20,011
SQM Industrial S.A.	Banco Estado	-	20,000	20,000	-	20,081	20,081	-	20,081
Royal Seed Trading Corporation A.V.V.	Bank of America	-	-	-	-	120	120	(65)	55
Royal Seed Trading Corporation A.V.V.	Export Development Canada	-	10,000	10,000	-	10,014	10,014	(60)	9,954
Royal Seed Trading Corporation A.V.V.	Scotiabank & Trust (Cayman) Ltd.	-	50,000	50,000	189	50,000	50,189	(43)	50,146
Royal Seed Trading Corporation A.V.V.	Scotiabank & Trust (Cayman) Ltd.	-	-	-	-	139	139	(106)	33
Royal Seed Trading Corporation A.V.V.	The Bank of Tokyo-Mitsubishi UFJ, Lda. (New York)	-	10,000	10,000	-	10,108	10,108	(70)	10,038
Total		20,000	150,000	170,000	21,255	150,462	171,717	(370)	171,347

F-91

Note 10 – Financial instruments (continued)

10.4	Financial liabilities, continued

b)	Unsecured obligations, current:

As of June 30, 2014 and December 31, 2013, the detail of current unsecured interest-bearing obligations is composed of promissory notes and bonds, as follows:

Bonds

Debtor			Number of registration or			Currency or	Periodicity
Tax ID No.	Subsidiary	Country	ID of the instrument	Series	Maturity date	adjustment index	Payment of interest	Repayment	Effective rate	Nominal rate
93.007.000-9	SQM S.A	Chile	-	ThUS$200,000	04/15/2014	US$	Semiannual	Upon maturity	6.32%	6.13%
93.007.000-9	SQM S.A	Chile	-	ThUS$250,000	04/21/2014	US$	Semiannual	Upon maturity	5.70%	5.50%
93.007.000-9	SQM S.A	Chile	-	ThUS$300,000	04/03/2014	US$	Semiannual	Upon maturity	3.87%	3.63%
93.007.000-9	SQM S.A	Chile	446	C	06/01/2014	UF	Semiannual	Semiannual	4.44%	4.00%
93.007.000-9	SQM S.A	Chile	564	H	07/05/2014	UF	Semiannual	Semiannual	5.10%	4.90%
93.007.000-9	SQM S.A	Chile	700	M	08/01/2014	UF	Semiannual	Upon maturity	3.62%	3.30%
93.007.000-9	SQM S.A	Chile	699	O	08/01/2014	UF	Semiannual	Upon maturity	3.95%	3.80%

			6/30/2014			6/30/2014
			Nominal maturities			Current maturities
Subsidiary	Country	Series	Up to 90 days	91 days to 1 year	Total	Up to 90 days	91 days to 1 year	Subtotal	Bond issuance costs	Total
			ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM S.A.	Chile	ThUS$200,000	-	-	-	-	2,552	2,552	(293)	2,259
SQM S.A.	Chile	ThUS$250,000	-	-	-	-	2,635	2,635	(384)	2,251
SQM S.A.	Chile	ThUS$300,000	-	-	-	-	2,628	2,628	(614)	2,014
SQM S.A.	Chile	C	-	6,520	6,520	-	6,780	6,780	(202)	6,578
SQM S.A.	Chile	H	-	-	-	4,092	-	4,092	(139)	3,953
SQM S.A.	Chile	M	-	-	-	589	-	589	(130)	459
SQM S.A.	Chile	O	-	-	-	1,016	-	1,016	(67)	949
Total				6,520	6,520	5,697	14,595	20,292	(1,829)	18,463

Effective rates of bonds in Chilean pesos and UF are expressed and calculated in U.S. dollars based on the flows agreed in Cross Currency Swap Agreements.

F-92

Note 10 – Financial instruments (continued)

10.4	Financial liabilities, continued

Debtor			Number of registration or			Currency or	Periodicity
Tax ID No.	Subsidiary	Country	ID of the instrument	Series	Maturity date	adjustment index	Payment of interest	Repayment	Effective rate	Nominal rate
93.007.000-9	SQM S.A	Chile	-	ThUS$200,000	04/15/2014	US$	Semiannual	Upon maturity	6.32%	6.13%
93.007.000-9	SQM S.A	Chile	-	ThUS$250,000	04/21/2014	US$	Semiannual	Upon maturity	5.70%	5.50%
93.007.000-9	SQM S.A	Chile	-	ThUS$300,000	04/03/2014	US$	Semiannual	Upon maturity	3.87%	3.63%
93.007.000-9	SQM S.A	Chile	446	C	06/01/2014	UF	Semiannual	Semiannual	4.44%	4.00%
93.007.000-9	SQM S.A	Chile	563	G	01/05/2014	Ch$	Semiannual	Upon maturity	7.50%	7.00%
93.007.000-9	SQM S.A	Chile	564	H	01/05/2014	UF	Semiannual	Semiannual	5.10%	4.90%
93.007.000-9	SQM S.A	Chile	563	I	04/01/2014	UF	Semiannual	Upon maturity	3.35%	3.00%
93.007.000-9	SQM S.A	Chile	563	J	04/01/2014	Ch$	Semiannual	Upon maturity	6.23%	5.50%
93.007.000-9	SQM S.A	Chile	700	M	02/01/2014	UF	Semiannual	Upon maturity	3.62%	3.30%
93.007.000-9	SQM S.A	Chile	699	O	02/01/2014	UF	Semiannual	Upon maturity	3.95%	3.80%

			12/31/2013			12/31/2013
			Nominal maturities			Current maturities
Subsidiary	Country	Series	Up to 90 days	91 days to 1 year	Total	Up to 90 days	91 days to 1 year	Subtotal	Bond issuance costs	Total
			ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM S.A.	Chile	ThUS$200,000	-	-	-	-	2,586	2,586	(293)	2,293
SQM S.A.	Chile	ThUS$250,000	-	-	-	-	2,674	2,674	(384)	2,290
SQM S.A.	Chile	ThUS$300,000	-	-	-	-	2,658	2,658	(614)	2,044
SQM S.A.	Chile	C	-	6,665	6,665	-	6,951	6,951	(210)	6,741
SQM S.A.	Chile	G	40,030	-	40,030	41,377	-	41,377	-	41,377
SQM S.A.	Chile	H	-	-	-	4,207	-	4,207	(139)	4,068
SQM S.A.	Chile	I	66,648	-	66,648	-	67,144	67,144	(87)	67,057
SQM S.A.	Chile	J	99,121	-	99,121	-	100,466	100,466	(139)	100,327
SQM S.A.	Chile	M	-	-	-	606	-	606	(130)	476
SQM S.A.	Chile	O	-	-	-	1,045	-	1,045	(66)	979
Total			205,799	6,665	212,464	47,235	182,479	229,714	(2,062)	227,652

Effective rates of bonds in Chilean pesos and UF are expressed and calculated in U.S. dollars based on the flows agreed in Cross Currency Swap Agreements.

F-93

Note 10 – Financial instruments (continued)

10.4	Financial liabilities, continued

c)	Types of interest-bearing borrowings, non-current

Non-current interest-bearing borrowings as of June 30, 2014 and December 31, 2013 are detailed as follows:

Debtor			Creditor			Currency or adjustment		Effective	Nominal
Tax ID No.	Subsidiary	Country	Tax ID No.	Financial institution	Country	index	Repayment	rate	rate

93.007.000-9	SQM S.A.	Chile	Foreign	Banco Estado NY Branch	United States	US$	Upon maturity	2.75%	2.33%
Foreign	Royal Seed Trading Corporation A.V.V.	Aruba	Foreign	Scotiabank & Trust (Cayman) Ltd.	Cayman Islands	US$	Upon maturity	1.11%	1.37%
Foreign	Royal Seed Trading Corporation A.V.V.	Aruba	Foreign	Bank of America	United States	US$	Upon maturity	1.34%	1.23%
Foreign	Royal Seed Trading Corporation A.V.V.	Aruba	Foreign	Export Development Canada	Canada	US$	Upon maturity	1.12%	1.27%
Foreign	Royal Seed Trading Corporation A.V.V.	Aruba	Foreign	The Bank of Tokyo-Mitsubishi UFJ, Ltd (New York)	United States	US$	Upon maturity	0.92%	0.97%

		Nominal non-current maturities				Non-current maturities
		6/30/2014				6/30/2014
Subsidiary	Financial institution	Over 1 years to 2	Over 2 years to 3	Over 3 years to 4	Total	Over 1 years to 2	Over 2 years to 3	Over 3 years to 4	Subtotal	Borrowings costs	Total
		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM S.A.	Banco Estado NY Branch	-	-	140,000	140,000	-	-	140,000	140,000	(57)	139,943
Royal Seed Trading Corporation A.V.V.	Scotiabank & Trust (Caimán) Ltd.	50,000	-	-	50,000	50,000	-	-	50,000	(32)	49,968
Royal Seed Trading Corporation A.V.V.	Bank of América	-	40,000	-	40,000	-	40,000	-	40,000	(82)	39,918
Royal Seed Trading Corporation A.V.V.	Export Development Canada	-	30,000	-	30,000	-	30,000	-	30,000	(88)	29,912
Royal Seed Trading Corporation A.V.V.	The Bank of Tokyo-Mitsubishi UFJ, Ltd (New York)	-	30,000	-	30,000	-	30,000	-	30,000	(89)	29,911
Total		50,000	100,000	140,000	290,000	50,000	100,000	140,000	290,000	(348)	289,652

F-94

Note 10 – Financial instruments (continued)

10.4	Financial liabilities, continued

Debtor			Creditor			Currency or adjustment		Effective	Nominal
Tax ID No.	Subsidiary	Country	Tax ID No.	Financial institution	Country	index	Repayment	rate	rate

93.007.000-9	SQM S.A.	Chile	Foreign	Banco Estado NY Branch	United States	US$	Upon maturity	3.10%	2.39%
Foreign	Royal Seed Trading Corporation A.V.V.	Aruba	Foreign	Scotiabank & Trust (Cayman) Ltd.	Cayman Islands	US$	Upon maturity	1.35%	1.41%
Foreign	Royal Seed Trading Corporation A.V.V.	Aruba	Foreign	Bank of America	United States	US$	Upon maturity	1.75%	1.27%
Foreign	Royal Seed Trading Corporation A.V.V.	Aruba	Foreign	Export Development Canada	Canada	US$	Upon maturity	1.69%	1.30%
Foreign	Royal Seed Trading Corporation A.V.V.	Aruba	Foreign	The Bank of Tokyo-Mitsubishi UFJ, Ltd (New York)	United States	US$	Upon maturity	1.37%	1.01%

		Nominal non-current maturities				Non-current maturities
		12/31/2013				12/31/2013
Subsidiary	Financial institution	Over 1 years to 2	Over 2 years to 3	Over 3 years to 4	Total	Over 1 years to 2	Over 2 years to 3	Over 3 years to 4	Subtotal	Borrowings costs	Total
		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM S.A.	Banco Estado NY Branch	-	-	140,000	140,000	-	-	140,000	140,000	(70)	139,930
Royal Seed Trading Corporation A.V.V.	Scotiabank & Trust (Caimán) Ltd.	50,000	-	-	50,000	50,000	-	-	50,000	(85)	49,915
Royal Seed Trading Corporation A.V.V.	Bank of América	-	40,000	-	40,000	-	40,000	-	40,000	(114)	39,886
Royal Seed Trading Corporation A.V.V.	Export Development Canada	-	40,000	-	40,000	-	-	40,000	40,000	(119)	39,881
Royal Seed Trading Corporation A.V.V.	The Bank of Tokyo-Mitsubishi UFJ, Ltd (New York)	-	40,000	-	40,000	-	40,000	-	40,000	(123)	39,877
Total		50,000	120,000	140,000	310,000	50,000	80,000	180,000	310,000	(511)	309,489

F-95

Note 10 – Financial instruments (continued)

10.4	Financial liabilities, continued

d)	Non-current unsecured interest-bearing bonds

The breakdown of non-current unsecured interest-bearing bonds as of June 30, 2014 and December 31, 2013 is detailed as follows:

Debtor			Number of			Currency or	Periodicity
Tax ID No.	Subsidiary	Country	registration or ID of the instrument	Series	Maturity date	adjustment index	Payment of interest	Repayment	Effective rate	Nominal rate
93.007.000-9	SQM S.A	Chile	-	ThUS$200,000	04/15/2016	US$	Semiannual	Upon maturity	6.32%	6.13%
93.007.000-9	SQM S.A	Chile	-	ThUS$250,000	04/21/2020	US$	Semiannual	Upon maturity	5.70%	5.50%
93.007.000-9	SQM S.A	Chile	-	ThUS$300,000	04/03/2023	US$	Semiannual	Upon maturity	3.87%	3.63%
93.007.000-9	SQM S.A	Chile	446	C	12/01/2026	UF	Semiannual	Semiannual	4.44%	4.00%
93.007.000-9	SQM S.A	Chile	564	H	01/05/2030	UF	Semiannual	Semiannual	5.10%	4.90%
93.007.000-9	SQM S.A	Chile	700	M	02/01/2017	UF	Semiannual	Upon maturity	3.62%	3.30%
93.007.000-9	SQM S.A	Chile	699	O	02/01/2033	UF	Semiannual	Upon maturity	3.95%	3.80%

Nominal non-current maturities
6/30/2014

Series	Over 1 year to 2 ThUS$	Over 2 years to 3 ThUS$	Over 3 Years to 4 ThUS$	Over 4 Years to 5 ThUS$	Over 5 years ThUS$	Total ThUS$

ThUS$200,000	200,000	-	-	-	-	200,000
ThUS$250,000	-	-	-	-	250,000	250,000
ThUS$300,000	-	-	-	-	300,000	300,000
C	6,520	6,520	6,520	6,520	48,896	74,976
H	-	-	-	-	173,857	173,857
M	-	43,464	-	-	-	43,464
O	-	-	-	-	65,197	65,197
Total	206,520	49,984	6,520	6,520	837,950	1,107,494

Non-current maturities

6/30/2014

Series	Over 1 year to 2 ThUS$	Over 2 years to 3 ThUS$	Over 3 Years to 4 ThUS$	Over 4 Years to 5 ThUS$	Over 5 years ThUS$	Total ThUS$	Bond issuance costs ThUS$	Total ThUS$

ThUS$200,000	200,000	-	-	-	-	200,000	(220)	199,780
ThUS$250,000	-	-	-	-	250,000	250,000	(1,847)	248,153
ThUS$300,000	-	-	-	-	300,000	300,000	(4,762)	295,238
C	6,520	6,520	6,520	6,520	48,896	74,976	(1,129)	73,847
H	-	-	-	-	173,857	173,857	(2,019)	171,838
M	-	43,464	-	-	-	43,464	(220)	43,244
O	-	-	-	-	65,197	65,197	(1,180)	64,017
Total	206,520	49,984	6,520	6,520	837,950	1,107,494	(11,377)	1,096,117

F-96

Note 10 - Financial instruments (continued)

10.4	Financial liabilities, continued

d)	Unsecured interest-bearing liabilities, non-current, continued

As of June 30, 2014 and December 31, 2013, the breakdown of unsecured interest-bearing liabilities, non-current is as follows:

Debtor							Periodicity
Tax ID No.	Subsidiary	Country	Number of registration or ID of the instrument	Series	Maturity date	Adjustment unit of the bond	Payment of interest	Repayment	Effective rate	Nominal rate

93.007.000-9	SQM S.A.	Chile	-	ThUS$200,000	04/15/2016	US$	Semiannual	Upon maturity	6.32%	6.13%
93.007.000-9	SQM S.A.	Chile	-	ThUS$250,000	04/21/2020	US$	Semiannual	Upon maturity	5.70%	5.50%
93.007.000-9	SQM S.A.	Chile	-	ThUS$300,000	04/03/2023	US$	Semiannual	Upon maturity	3.87%	3.63%
93.007.000-9	SQM S.A.	Chile	446	C	12/01/2026	UF	Semiannual	Semiannual	4.44%	4.00%
93.007.000-9	SQM S.A.	Chile	564	H	01/05/2030	UF	Semiannual	Semiannual	5.10%	4.90%
93.007.000-9	SQM S.A.	Chile	700	M	02/01/2017	UF	Semiannual	Upon maturity	3.62%	3.30%
93.007.000-9	SQM S.A.	Chile	699	O	02/01/2033	UF	Semiannual	Upon maturity	3.95%	3.80%

Nominal non-current maturities

12/31/2013

Series	Over 1 year to 2 ThUS$	Over 2 years to 3 ThUS$	Over 3 Years to 4 ThUS$	Over 4 Years to 5 ThUS$	Over 5 years ThUS$	Total ThUS$

ThUS$200,000	-	200,000	-	-	-	200,000
ThUS$250,000	-	-	-	-	250,000	250,000
ThUS$300,000	-	-	-	-	300,000	300,000
C	6,665	6,665	6,665	6,665	53,318	79,978
H	-	-	-	-	177,729	177,729
M	-	-	44,432	-	-	44,432
O	-	-	-	-	66,648	66,648
Total	6,665	206,665	51,097	6,665	847,695	1,118,787

Non-current maturities

12/31/2013

Series	Over 1 year to 2 ThUS$	Over 2 years to 3 ThUS$	Over 3 Years to 4 ThUS$	Over 4 Years to 5 ThUS$	Over 5 years ThUS$	Total ThUS$	Bond issuance costs ThUS$	Total ThUS$

ThUS$200,000	-	200,000	-	-	-	200,000	(366)	199,634
ThUS$250,000	-	-	-	-	250,000	250,000	(2,039)	247,961
ThUS$300,000	-	-	-	-	300,000	300,000	(5,068)	294,932
C	6,665	6,665	6,665	6,665	53,318	79,978	(1,228)	78,750
H	-	-	-	-	177,729	177,729	(2,088)	175,641
M	-	-	44,432	-	-	44,432	(288)	44,144
O	-	-	-	-	66,648	66,648	(1,214)	65,434
Total	6,665	206,665	51,097	6,665	847,695	1,118,787	(12,291)	1,106,496

F-97

Note 10 - Financial instruments (continued)

10.4	Financial liabilities, continued

e)	Additional information

Bonds

On the 30th of June 2014 and the 31st of December 2013, short term bonds of MUS$ 18,463 and MUS$ 227,652 respectively were classified as short-term, consisting of the current portion due plus accrued interest to date, excluding bond issue costs. The non-current portion consisted of MUS$1,096,117 on the 30 June 2014 and MUS$1,106,496 on the 31st December 2013, corresponding to the issuance of series C bonds, Single series bonds (ThUS$ 200), series H bonds second issue single series bonds (ThUS$ 250), series M bonds, series O bonds and third issue single series bonds (ThUS$ 300), excluding debt issue costs.

As of June 30, 2014 and December 31, 2013, the details of each issuance are as follows

Series “C” bonds

On January 24, 2006, the Company placed Series C bonds for UF 3,000,000 (ThUS$101,918) at an annual rate of 4.00%.

As of June 30, 2014 and December 31, 2013, the Company has made the following payments with a charge to the Series C bonds:

Payments made	6/30/2014	12/31/2013
	ThUS$	ThUS$
Principal	3,259	6,858
Interest payment	1,678	4,004

Single series first issue ThUS$200,000

On April 5, 2006, the Company placed Single Series bonds for ThUS$200,000 at an annual rate of 6.125% under "Rule 144 and regulation S of the U.S. Securities Act of 1933."

As of June 30, 2014 and December 31, 2013, the Company has made the following payments with a charge to the Single Series bonds:

Payments made	6/30/2014 ThUS$	12/31/2013 ThUS$
Payments of interest	6,125	12,250

F-98

Note 10 - Financial instruments (continued)

10.4	Financial liabilities, continued

Series “G” and “H” bonds

On January, 13, 2009, the Company placed two bond series in the domestic market. Series H for UF 4,000,000 (ThUS$139,216) at an annual interest rate of 4.9% at a term of 21 years with payment of principal beginning in 2019 and Series G for ThCh$ 21,000,000 (ThUS$34,146), which was placed at a term of 5 years with a single payment at the maturity of the term and an annual interest rate of 7%.

As of June 30, 2014 and December 31, 2013, the Company has made the following payments with a charge to the Series G and H bonds:

Payments made	6/30/2014 ThUS$	12/31/2013 ThUS$
Payment of principal of Series G bonds	39,713	-
Payments of interest, Series G bonds	1,366	2,845
Payments of interest, Series H bonds	4,271	8,565

Series “J” and “I” bonds

On May 8, 2009, the Company placed two bond series in the domestic market. Series J for ThCh$52,000,000 (ThUS$92,456) which was placed at a term of 5 years with single payment at the expiration date of the term and annual interest rate of 5.5% and Series I for UF 1,500,000 (ThUS$56,051) which was placed at a term of 5 years with single payment at the maturity of the term and annual interest rate of 3.00%.

As of June 30, 2014 and December 31, 2013, the Company has made the following payments with a charge to the Series J and I bonds:

Payments made	6/30/2014 ThUS$	12/31/2013 ThUS$
Payments of principal Series J bonds	94,454	-
Payment of interest, Series J bonds	2,563	5,879
Payments of principal Series I bonds	64,331	-
Payment of interest, Series I bonds	958	2,100

F-99

Note 10 - Financial instruments (continued)

10.4	Financial liabilities, continued

Single series bonds, second issue ThUS$250,000

On April 21, 2010, the Company informed the Chilean Superintendence of Securities and Insurance of its placement in international markets of an unsecured bond of ThUS$250,000 with a maturity of 10 years beginning on the aforementioned date with annual interest rate of 5.5% and destined to refinance long-term liabilities.

As of June 30, 2014 and December 31, 2013, the detail of payments charged to the line of single series bonds, second issue is as follows:

Payments made	6/30/2014 ThUS$	12/31/2013 ThUS$
Interest payment	6,875	13,750

Series “M” and “O” bonds

On April 4, 2012, the Company placed two bond series in the domestic market. Series M for UF 1,000,000 (ThUS$46,601) was placed at a term of 5 years with a single payment at the maturity of the term and an annual interest rate of 3.3%, and Series O for UF 1,500,000 (ThUS$69,901) was placed at a term of 21 years with a single payment at the maturity of the term and an annual interest rate of 3.80%

As of June 30, 2014, and December 31, 2013 the Company has made the following payments with a charge to the Series M and O bonds:

Payments made	6/30/2014 ThUS$	12/31/2013 ThUS$
Payment of interest, Series M bonds	693	765
Payment of interest, Series O bonds	1,195	1,320

Single series bonds, third issue ThUS$300,000

On April 3, 2013, the Company issued in the United States a non-guaranteed bond with a value of US$ 300 million. The bond is for a 10 year term with an annual coupon rate of 3.625% and an annual yield of 3.716%. This rate equates to a difference of 180 basis points to comparable US Treasury bonds. The funds raised will be used to refinance long term liabilities and finance general corporate objectives.

As of June 30, 2014 and December 31, 2013, the following payments have been made with a debit to the line of single-series bonds, third issue:

Payments made	6/30/2014 ThUS$	12/31/2013 ThUS$
Payment of interest	5,438	5,438

F-100

Note 10 - Financial instruments (continued)

10.5	Trade and other payables

	6/30/2014			12/31/2013
	Current	Non- current	Total	Current	Non- current	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Accounts payable	156,727	-	156,727	150,322	-	150,322
Deferred income	-	-	-	-	-	-
Retained (or accrued)	128	-	128	638	-	638
Total	156,855	-	156,855	150,960	-	150,960

Purchase commitments held by the Company are recognized as liabilities when the goods and services are received by the Company. As of June 30, 2014, the Company has purchase orders amounting to ThUS$19,606 (ThUS$29,395 as of December 31, 2013).

10.6	Financial liabilities at fair value through profit or loss

This balance relates to derivative instruments measured at their fair value, which has generated balances against the Company. The detail of this type of instrument is as follows:

Financial liabilities at fair value through profit or loss	6/30/2014	Effect on profit or loss as of 6/30/2014	12/31/2013	Effect on profit or loss as of 12/31/2013
	ThUS$	ThUS$	ThUS$	ThUS$
Current
Derivative instruments (forward)	4,699	5,920	423	5,100
Derivative instruments (options)	306	516	665	1,827
Derivative instruments (IRS)	1,207	1,169	1,339	251
	6,212	7,605	2,427	7,178

Balances in the column effect on profit or loss consider the effects of agreements which were in force as of June 30, 2014, incluiding derivates, received during the year.

F-101

Note 10 - Financial instruments (continued)

10.7	Financial asset and liability categories

a)	Financial Assets

	6/30/2014			12/31/2013
	Current	Non-current	Total	Current	Non-current	Total
Description of financial assets	Amount ThUS$	Amount ThUS$	Amount ThUS$	Amount ThUS$	Amount ThUS$	Amount ThUS$

Financial assets measured at amortized cost	448,543	-	448,543	431,883	-	431,883
Investments held-to-maturity measured at amortized cost	-	99	99	-	95	95
Loans and receivables measured at amortized cost	379,924	1,555	381,479	330,992	1,282	332,274
Total financial assets measured at amortized cost	828,467	1,654	830,121	762,875	1,377	764,252

Financial assets at fair value through profit or loss	1,226	-	1,226	3,283	-	3,283
Financial assets at fair value through other comprehensive income	1,381	-	1,381	25,007	-	25,007
Total financial assets at fair value	2,607	-	2,607	28,290	-	28,290
Total financial assets	831,074	1,654	832,728	791,165	1,377	792,542

F-102

Note 10 - Financial instruments (continued)

10.7 Financial asset and liability categories (continued)

b)	Financial liabilities

	6/30/2014			12/31/2013
	Current	Non-current	Total	Current	Non-current	Total
	Amount	Amount	Amount	Amount	Amount	Amount
Description of financial liabilities	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Financial liabilities at fair value through profit or loss	6,627	5,880	12,507	2,427	1,405	3,832
Financial liabilities at fair value through profit or loss	6,627	5,880	12,507	2,427	1,405	3,832

Financial liabilities measured at amortized cost	366,553	1,385,769	1,752,322	549,959	1,415,985	1,965,944
Total financial liabilities measured at amortized cost	366,553	1,385,769	1,752,322	549,959	1,415,985	1,965,944
Total financial liabilities	373,180	1,391,649	1,764,829	552,386	1,417,390	1,969,776

F-103

Note 10 - Financial instruments (continued)

10.8	Fair Value Measurement of Assets and Liabilities

Financial assets and liabilities measured at fair value consist of Options and Forwards hedging the mismatch in the balance sheet and cash flows, Cross Currency Swaps (CCS) to hedge bonds issued in local currency ($/UF), and Interest Rate Swaps (IRS) to hedge LIBOR rate debt issued.

The value of the Company’s assets and liabilities recognized by CCS contracts is calculated as the difference between the present value of discounted cash flows of the asset (pesos/UF) and liability (USD) parts of the derivative. In the case of the IRS, the asset value recognized is calculated as the difference between the discounted cash flows of the asset (variable rate) and liability (fixed rate) parts of the derivative. Forwards: Are calculated as the difference between the strike price of the contract and the spot price plus the forwards points at the date of the contract. Options: The value recognized is calculated using the Black-Scholes method.

In the case of CCS, the entry data used for the valuation models are UF, peso, and basis swap rates. In the case of fair value calculations for IRS, the FRA (Forward Rate Agreement) rate and ICVS 23 Curve (Bloomberg: cash/deposits rates, futures, swaps). In the case of forwards, the forwards curve for the currency in question is used. Finally, with options, the spot price, risk-free rate and volatility of exchange rate are used, all in accordance with the currencies used in each valuation. The financial information used as entry data for the Company’s valuation models is obtained from Bloomberg, the well-known financial software company. Conversely, the fair value provided by the counterparties of derivatives contracts is used only as a control and not for valuation.

The effects on profit or loss of movements in these amounts may be recognized in the caption Finance costs, foreign currency translation gain (loss) or cash flow hedges in the statement of comprehensive income, depending on each particular case.

The fair value measurement of debt is only performed to determine the actual market value of guaranteed and non-guaranteed long-term obligations; bonds denominated in local currency ($/UF) and foreign currency (USD), credits denominated in foreign currency (USD).

The value of the Company’s reported liabilities is calculated as the present value of discounted cash flows at market rates at the time of valuation, taking into account the maturity date and exchange rate. The entry data used for the model includes the UF and peso rates, which are obtained using Bloomberg, the well-known financial software company and the ‘Asociación de Bancos e Instituciones Financieras’ (ABIF) (Association of Banks and Financial Institutions’).

F-104

Note 10 - Financial instruments (continued)

10.9	Financial assets pledged as guarantee

On November 4, 2004, Isapre Norte Grande maintains a guarantee equivalent to the total amount owed to its members and healthcare providers, which is managed and maintained by Banco de Chile.

As of June 30, 2014 and December 31, 2013, assets pledged as guarantees are as follows:

	6/30/2014	6/30/2013
Restricted cash	ThUS$	ThUS$
Isapre Norte Grande Ltda.	727	708
Total	727	708

10.10	Estimated fair value of financial instruments and financial derivatives

As required by IFRS 7, the following information is presented for the disclosure of the estimated fair value of financial assets and liabilities.

Although inputs represent Management's best estimate, they are subjective and involve significant estimates related to the current economic and market conditions, as well as risk features.

Methodologies and assumptions used depend on the risk terms and characteristics of instruments and include the following as a summary:

-	Cash equivalent approximates fair value due to the short-term maturities of these instruments.
-	Other current financial liabilities are considered at fair value equal to their carrying values.
-	For interest-bearing liabilities with original maturity of more than a year, fair values are calculated at discounting contractual cash flows at their original current market with similar terms.
-	For forward and swap contracts, fair value is determined using quoted market prices of financial instruments with similar characteristics.

F-105

Note 10 - Financial instruments (continued)

10.10	Estimated fair value of financial instruments and financial derivatives, continued

The detail of the Company’s instruments at carrying value and estimated fair value is as follows:

	6/30/2014		12/31/2013
	Carrying value	Fair value	Carrying value	Fair value
	ThUS$	ThUS$	ThUS$	ThUS$
Cash and cash equivalents	545,374	545,374	476,622	476,622
Current trade and other receivables	379,924	379,924	330,992	330,992
Other financial assets, current:
- Time deposits	448,543	448,543	431,883	431,883
- Derivative instruments	1,226	1,226	3,283	3,283
- Current hedging assets	1,381	1,381	25,007	25,007
Total other current financial assets	451,150	451,150	460,173	460,173
Non-Current Trade Receivables	1,555	1,555	1,282	1,282
Other non-current financial assets:	99	99	95	95
Other non-current financial assets:	99	99	95	95
Other financial liabilities, current:
- Bank loans	191,235	191,235	171,347	171,347
- Derivative instruments	5,419	5,419	1,088	1,088
- Hedging liabilities	1,208	1,208	1,339	1,339
- Unsecured obligations	18,463	18,463	227,652	227,652
Other financial liabilities, current	216,325	216,325	401,426	401,426
Current and non-current accounts payable	156,855	156,855	150,960	150,960
Other non-current financial liabilities:
- Bank loans	289,652	292,535	309,489	324,246
- Unsecured obligations	1,096,117	1,131,543	1,106,496	1,077,049
- Non-current hedging liabilities	5,880	5,880	1,405	1,405
Other non-current financial liabilities:	1,391,649	1,429,958	1,417,390	1,402,700

Fair value hierarchy

Fair value hierarchies are as follows:

-	Level 1: When only quoted (unadjusted) prices have been used in active markets.

-	Level 2: When in a phase in the valuation process variable other than prices quoted in Level 1 have been used which are directly observable in markets.

-	Level 3: When in a phase in the valuation process variable which are not based in observable market data have been used.

The valuation techniques used to determine the fair value of our hedging instruments, bank loans, and unsecurable obligations are level 2 fair value intruments based on discounted cash flows using market based rates as of year-end.

F-106

Note 10 - Financial instruments (continued)

10.11	Nature and scope of risks arising from financing instruments

As indicated in paragraphs 33 to 42 of IFRS 7 the disclosure of information associated with the nature and scope of risks arising from financial instruments is presented in Note 4 - Financial Risk Management.

F-107

Note 11 – Equity-accounted investees

11.1	Investments in associates recognized according to the equity method of accounting

As of June 30, 2014 and December 31, 2013, in accordance with criteria established in Note 3.19, investment in associates recognized according to the equity method of accounting and joint ventures are as follows:

Associates	Equity-accounted investees		Share on profit (loss) of associates and joint ventures accounted for using the equity method		Share on other comprehensive income of associates and joint ventures accounted for using the equity method, net of tax		Share on total other comprehensive income of associates and joint ventures accounted for using the equity method
	6/30/2014	12/31/2013	06/30/204	12/31/2013	6/30/2014	12/31/2013	6/30/2014	12/31/2013
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Sales de Magnesio Ltda.	1,413	1,649	426	1,005	-	-	426	1,005
Abu Dhabi Fertilizer Industries WWL	13,202	11,453	1,325	1,596	-	-	1,325	1,596
Doktor Tarsa Tarim Sanayi AS	14,274	15,193	-	2,192	-	-	-	2,192
Ajay North America	12,319	13,125	2,901	7,919	-	-	2,901	7,919
Ajay Europe SARL	8,438	7,924	1,660	3,825	(2)	10	1,658	3,835
SQM Eastmed Turkey	141	142	-	132	-	-	-	132
Charlee SQM Thailand Co, Ltd,	1,636	1,589	47	237	-	-	47	237
Total	51,423	51,075	6,359	16,906	(2)	10	6,358	16,916

Associate	Description of the nature of the relationship	Domicile	Country of incorporation	Share of ownership in associates	Dividends received
					6/30/2014	12/31/2013
					ThUS$	ThUS$

Sales de Magnesio Ltda.	Commercialization of magnesium salts.	El Trovador 4285, Las Condes	Chile	50%	543	892
Abu Dhabi Fertilizer Industries WWL	Distribution and commercialization of specialty plant nutrients in the Middle East.	PO Box 71871, Abu Dhabi	United Arab Emirates	50%	-	-
Doktor Tarsa Tarim Sanayi AS	Distribution and commercialization of specialty plant nutrients in Turkey.	Organize Sanayi Bolgesi, Ikinci Kisim, 22 cadde TR07100 Antalya	Turkey	50%	-	-
Ajay North America	Production and commercialization of iodine derivatives.	1400 Industry RD Power Springs GA 30129	United States	49%	4,759	10,437
Ajay Europe SARL	Production and commercialization of iodine derivatives.	Z.I. du Grand Verger BP 227 53602 Evron Cedex	France	50%	1,624	5,093
SQM Eastmed Turkey	Production and commercialization of specialty products.	Organize Sanayi Bolgesi, Ikinci Kisim, 22 cadde TR07100 Antalya	Turkey	50%	-	-
Charlee SQM Thailand Co. Ltd.	Distribution and commercialization of specialty plant nutrients.	31 Soi 138 (Meesuk) LLapdrawrd, Bangkapi, 10240 Bangkok	Thailand	40%	-	-

F-108

Note 11 – Equity-accounted investees (continued)

11.2	Assets, liabilities, revenue and expenses of associates

	6/30/2014				6/30/2014
						Gain (loss)
	Assets		Liabilities			from	Other
						continuing	comprehensive	Comprehensive
	Current	Non-current	Current	Non-current	Revenue	operations	income	Income
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Sales de Magnesio Ltda,	3,566	221	938	23	5,986	851	-	851
Abu Dhabi Fertilizer Industries WWL	29,932	2,699	6,227	-	26,765	2,634	-	2,634
Doktor Tarsa Tarim Sanayi AS	72,646	6,563	44,580	6,082	-	-	-	-
Ajay North America	21,674	9,805	6,338	-	35,554	5,921	-	5,921
Ajay Europe SARL	20,930	2,548	6,602	-	31,493	3,320	(4)	3,316
SQM Eastmed Turkey	147	303	168	-	-	-	-	-
Charlee SQM Thailand Co. Ltd.	8,946	647	5,503	-	6,005	117	-	117
Total	157,841	22,786	70,356	6,105	105,803	12,843	(4)	12,839

	12/31/2013				12/31/2013
						Gain (loss)
	Assets		Liabilities			from	Other
						continuing	comprehensive	Comprehensive
	Current	Non-current	Current	Non-current	Revenue	operations	income	Income
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Sales de Magnesio Ltda,	4,519	309	1,512	18	14,370	2,009	-	2,009
Abu Dhabi Fertilizer Industries WWL	26,645	2,321	6,059	-	44,689	3,192	-	3,192
Doktor Tarsa Tarim Sanayi AS	67,603	6,563	37,696	6,082	73,905	4,385	-	4,385
Ajay North America	23,728	9,289	6,230	-	72,297	16,161	-	16,161
Ajay Europe SARL	22,247	2,370	8,770	-	67,361	7,649	20	7,669
SQM Eastmed Turkey	149	305	169	-	139	265	-	265
Charlee SQM Thailand Co. Ltd.	6,104	572	2,706	-	19,179	593	-	593
Total	150,995	21,729	63,142	6,100	291,940	34,254	20	34,274

F-109

Note 11 – Investment in Associates (continued)

11.3	Other information

The Company has no participation in unrecognized losses in investments in associates.

The Company presents no investments not accounted for according to the equity method of accounting.

The equity method was applied to the Statement of Financial Position as of June 30, 2014 and December 31, 2013.

The basis of preparation of the financial information of associates corresponds to the amounts included in the financial statements in conformity with the entity’s IFRS.

F-110

Note 12 - Joint Ventures

12.1	Policy for the accounting for equity accounted investment in joint ventures

The method for the recognition of joint ventures in which participation is initially recorded at cost and subsequently adjusted considering changes after the acquisition in the portion of the entity’s net assets of the entity which correspond to the investor. Profit or loss for the period of the investor will collect the portion which belongs to it in the results of the controlled entity as a whole

12.2	Disclosures of interest in joint ventures

a)	Operations conducted in 2014

During 2Q 2014, SQM Industrial S.A. received a reimbursement of capital amounting to ThUS$2,011 from SQM Vitas Fzco, resulting in a decrease capital, and maintaining the interest in this Company.

b)	Operations conducted in 2013

As of December 31, there are no changes in the breakdown of interests in joint ventures.

F-111

Note 12 - Joint Ventures (continued)

12.3	Investment in joint ventures accounted for under the equity method of accounting:

Joint venture	Description of the nature of the relationship	Domicile	Country of incorporation	Share of interest in ownership	Dividends received
					6/30/2014	12/31/2013
					ThUS$	ThUS$
Sichuan SQM Migao Chemical Fertilizers Co Ltda.	Production and distribution of soluble fertilizers.	Huangjing Road, Dawan Town, Qingbaijiang District, Chengdu Municipality, Sichuan Province	China	50%	-	-
Coromandel SQM	Production and distribution of potassium nitrate.	1-2-10, Sardar Patel Road, Secunderabad – 500003 Andhra Pradesh	India	50%	-	-
SQM Vitas Fzco.	Production and commercialization of specialty plant and animal nutrition and industrial hygiene.	Jebel ALI Free Zone P.O. Box 18222, Dubai	United Arab Emirates	50%	-	-
SQM Star Qingdao Crop Nutrition Co., Ltd.	Production and distribution of nutrient plant solutions with specialties NPK soluble	Longquan Town, Jimo City, Qingdao Municipality, Shangdong Province	China	50%	-	-
SQM Vitas Brazil Agroindustria	Production and commercialization of specialty plant and animal nutrition and industrial hygiene.	Via Cndeias, Km. 01 Sem Numero, Lote 4, Bairro Cia Norte, Candeias, Bahia.	Brazil	49.99%	-	-
SQM Vitas Peru S.A.C	Production and commercialization of specialty plant and animal nutrition and industrial hygiene	Av. Juan de Arona 187, Torre B, Oficina 301-II, San Isidro, Lima	Peru	50%	-	-
SQM Vitas Southern Africa Pty	Production and commercialization of specialty plant and animal nutrition and industrial hygiene	33 Waterford Office Park Waterford Drive Fourways, 2055 South Africa	South Africa	50%	-	-
SQM Vitas Spain	Production and commercialization of specialty plant nutrition	C/Manuel Echeverria Manzana 2 Muelle de la Cab ( Puerto Real )	Spain	50%	-	-
SQM Vitas Holland	Without information	Herikerbergweg 238, 1101 CM Amsterdam Zuidoost	Dutch Antilles	50%	-	-
SQM Vitas Plantacote B.V.	Production and commercialization of controlled-released fertilizers	Herikerbergweg 238, 1101 CM Amsterdam Zuidoost	Dutch Antilles	50%	-	-

F-112

Note 12 - Joint Ventures (continued)

12.3	Investment in joint ventures accounted for under the equity method of accounting:

Joint Venture	Equity-accounted investees		Share on profit (loss) of associates and joint ventures accounted for using the equity method		Share on other comprehensive income of associates and joint ventures accounted for using the equity method, net of tax		Share on total other comprehensive income of associates and joint ventures accounted for using the equity method
	6/30/2014	12/31/2013	6/30/2014	12/31/2013	6/30/2014	12/31/2013	6/30/2014	12/31/2013
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Sichuan SQM Migao Chemical Fertilizers Co Ltd.	11,511	11,504	574	255	(2)	13	572	268
Coromandel SQM	860	801	36	90	-	-	36	90
SQM Vitas Fzco.	12,385	12,762	1,649	1,807	131	(339)	1,780	1,468
SQM Star Qingdao Crop Nutrition Co.Ltd.	1,814	1,475	339	396	-	-	339	396
SQM Vitas Holland	276	(599)	(115)	(667)	-	-	(115)	(667)
	26,846	25,943	2,483	1,881	129	(326)	2,612	1,555

The following companies are subsidiaries of SQM Vitas Fzco.

	Equity-accounted investees		Share on profit (loss) of associates and joint ventures accounted for using the equity method		Share on other comprehensive income of associates and joint ventures accounted for using the equity method, net of tax		Share on total other comprehensive income of associates and joint ventures accounted for using the equity method
	6/30/2014	12/31/2013	6/30/2014	12/31/2013	6/30/2014	12/31/2013	6/30/2014	12/31/2013
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM Vitas Brazil	6,297	4,747	538	2,538	-	-	269	1,152
SQM Vitas Peru	4,863	4,314	556	(224)	-	-	278	93
SQM Vitas Southern Africa	929	1,096	(253)	55	-	-	(127)	102
SQM Vitas Spain	704	(225)	355	-	-	-	178	(177)
SQM Vitas Plantacote B,V,	(712)	(751)	(490)	-	-	-	(245)	(385)
Total	12,081	9,181	706	2,369	-	-	353	785

F-113

Note 12 - Joint Ventures (continued)

12.4	Assets, liabilities, revenue and expenses from Joint Ventures:

6/30/2014
	Assets		Liabilities
	Current	Non- current	Current	Non- current	Revenue	Gain (loss) from continuing operations	Other comprehensive income	Comprehensive income
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Sichuan SQM Migao Chemical Fertilizers Co Ltda.	64,279	9,056	50,315	-	38,777	1,148	(4)	1,144
Coromandel SQM	4,422	1,150	3,784	70	1,838	71	-	71
SQM Vitas Fzco,	10,424	15,278	931	-	13,337	3,299	261	3,560
SQM Star Qingdao Crop Nutrition Co, Ltd.	4,389	216	961	15	5,463	678	-	678
SQM Vitas Brazil	40,801	9,811	44,315	-	31,629	538	-	538
SQM Vitas Peru	15,401	2,031	12,570	-	18,175	556	-	556
SQM Vitas Southern Africa	4,088	786	3,945	-	6,699	(253)	-	(253)
SQM Vitas Spain	4,890	931	4,595	-	7,757	355	-	355
SQM Vitas Holland	589	(8)	29	-	-	(231)	-	(231)
SQM Vitas Plantacote B,V,	1,458	6,363	9,055	-	2,242	(489)	-	(489)
Total	150,741	45,614	130,500	85	125,917	5,672	257	5,929

12/31/2013
	Assets		Liabilities
	Current	Non- current	Current	Non- current	Revenue	Gain (loss) from continuing operations	Other comprehensive income	Comprehensive income
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Sichuan SQM Migao Chemical Fertilizers Co Ltda.	68,241	9,414	54,650	-	41,744	509	26	535
Coromandel SQM	4,545	1,158	4,037	63	7,842	179	-	179
SQM Vitas Fzco.	12,790	13,772	1,039	-	18,779	3,614	(679)	2,935
SQM Star Qingdao Crop Nutrition Co. Ltd.	3,570	228	838	10	7,649	791	-	791
SQM Vitas Brazil	31,243	7,158	25,615	8,039	87,927	2,305	-	2,305
SQM Vitas Peru	21,481	1,722	18,890	-	35,267	185	-	185
SQM Vitas Southern Africa	5,164	829	4,896	-	21,234	204	-	204
SQM Vitas Spain	1,318	949	2,492	-	1,854	(355)	-	(355)
SQM Vitas Holland	95	-	316	977	-	(1,335)	-	(1,335)
SQM Vitas Plantacote B.V.	1,323	6,548	8,623	-	2,157	(770)	-	(770)
Total	149,770	41,778	121,396	9,089	224,453	5,327	(653)	4,674

F-114

Note 12 - Joint Ventures (continued)

12.5	Other Joint Venture disclosures:

	Cash and cash equivalents		Other current financial liabilities		Other non-current financial liabilities
	6/30/2014	12/31/2013	6/30/2014	12/31/2013	6/30/2014	12/31/2013
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Sichuan SQM Migao Chemical Fertilizers Co Ltda.	212	8,049	-	7,660	-	-
Coromandel SQM	204	197	1,023	880	-	-
SQM Vitas Fzco.	3,823	10,605	-	-	-	-
SQM Star Qingdao Crop Nutrition Co.. Ltd.	2,384	1,988	-	-	-	-
SQM Vitas Brazil	528	854	8,604	-	-	8,600
SQM Vitas Peru	1,463	1,166	-	-	-	-
SQM Vitas Southern Africa	527	351	-	-	-	-
SQM Vitas Spain	2,956	310	-	-
SQM Vitas Holland	555	26	-	-	-	-
SQM Vitas Plantacote B.V.	63	109	4,600	5,567	-	-
Total	12,715	23,655	14,227	14,107	-	8,600

	Depreciation and amortization expense		Interest expense		Income tax expense, continuing operations
	6/30/2014	12/31/2013	6/30/2014	12/31/2013	6/30/2014	12/31/2013
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Sichuan SQM Migao Chemical Fertilizers Co Ltda.	(339)	(549)	(660)	(813)	47	(12)
Coromandel SQM	(26)	(2)	-	(87)	(34)	(92)
SQM Vitas Fzco.	(511)	(1.001)	-	(16)	-	-
SQM Star Qingdao Crop Nutrition Co., Ltd.	(28)	(71)	(1)	-	(231)	(242)
SQM Vitas Brazil	(218)	(328)	(647)	(931)	-	-
SQM Vitas Peru	(66)	(82)	-	(445)	-	91
SQM Vitas Southern Africa	(44)	(67)	(17)	(104)	-	-
SQM Vitas Spain	(63)	-	(13)	(14)	-	-
SQM Vitas Holland	-	-	(3)	(2)	-	-
SQM Vitas Plantacote B.V.	(2)	-	(164)	(176)	-	-
Total	(1.297)	(2.100)	(1.505)	(2.588)	(218)	(255)

The basis of preparation of the financial information of joint ventures corresponds to the amounts included in the financial statements in conformity with the entity’s IFRS.

F-115

Note 13 - Intangible assets and goodwill

13.1	Balances

	6/30/2014	12/31/2013
	ThUS$	ThUS$

Intangible assets other than goodwill	104,240	104,363
Goodwill	38,388	38,388

Total	142,628	142,751

13.2	Disclosures on intangible assets and goodwill

Intangible assets relate to goodwill, water rights, trademarks, industrial patents, rights of way, software, and mining claims which correspond to exploitation rights acquired from third-parties.

Balances and movements in the main classes of intangible assets as of June 30, 2014 and December 31, 2013 are detailed as follows:

		6/30/2014
Intangible assets and goodwill	Useful life	Gross amount	Accumulated Amortization	Net Value ThUS$
		ThUS$	ThUS$

Trademarks	Finite	3,821	(3,821)	-
Software	Finite	8,184	(6,058)	2,126
Intellectual property rights, patents and other industrial property rights, service and exploitation rights	Finite	1,556	(912)	644
Intellectual property rights, patents and other industrial property rights, service and exploitation rights	Indefinite	97,389	-	97,389
Other intangible assets	Indefinite	4,081	-	4,081
Intangible assets other than goodwill		115,031	(10,791)	104,240

Goodwill	Indefinite	38,388	-	38,388

Total intangible assets and goodwill		153,419	(10,791)	142,628

F-116

Note 13 - Intangible assets and goodwill (continued)

13.2	Disclosures on intangible assets and goodwill, continued

		12/31/2013
Intangible assets and goodwill	Useful life	Gross amount	Accumulated Amortization	Net Value ThUS$
		ThUS$	ThUS$

Trademarks	Finite	3,821	(3,821)	-
Software	Finite	5,342	(3,146)	2,196
Intellectual property rights, patents and other industrial property rights, service and exploitation rights	Finite	1,576	(882)	694
Intellectual property rights, patents and other industrial property rights, service and exploitation rights	Indefinite	97,392	-	97,392
Other intangible assets	Indefinite	4,081	-	4,081
Intangible assets other than goodwill		112,212	(7,849)	104,363

Goodwill	Indefinite	38,388	-	38,388

Total intangible assets and goodwill		150,600	(7,849)	142,751

a)	Estimated useful lives or amortization rates used for finite identifiable intangible assets

Finite useful life, measures the lifetime or the number of productive units or other similar which constitute its useful life.

The estimated useful life for software is 3 years for other finite useful life assets, the period in which they are amortized relate to periods defined by contracts or rights which generate them.

Intellectual property rights, patents and other industrial property rights, service and exploitation rights, mainly relate to water rights and are obtained as indefinite

b)	Method used to express the amortization of identifiable intangible assets (life or rate)

The method used to express the amortization is useful life, and estimated tons to be extracted in the case of mining claims.

F-117

Note 13 - Intangible assets and goodwill (continued)

13.2	Disclosures on intangible assets and goodwill, continued

c)	Minimum and maximum amortization lives or rates of intangible assets:

Estimated useful lives or amortization rate	Minimum life or rate	Maximum life or rate

Intellectual property rights, patents and other industrial property rights, service and exploitation rights	Indefinite	Indefinite

Intangible assets other than goodwill	Indefinite	Indefinite

Intellectual property rights, patents and other industrial property rights, service and exploitation rights	1 year	16 years

Trademarks	1 year	5 years

Software	2 years	3 years

d)	Information to be disclosed on assets generated internally

The Company has no intangible assets generated internally.

e)	Other information to disclose on intangible assets

SQM has property rights and mining concessions of the Chilean Government, intended for the exploration and exploitation of saltpeter and brine. Such rights, have had no initial cost over registration costs, which are insignificant.

Also, SQM has acquired from third-parties other than the Chilean Government, mining concessions, which have been recognized at acquisition cost, which are amortized as the corresponding area is exploited based on the tons estimated to be extracted.

Expenses prior to obtaining the mining concessions are recognized in profit or loss for the year as incurred.

F-118

Note 13 - Intangible assets and goodwill (continued)

13.2	Disclosures on intangible assets and goodwill, continued

f)	Movements in identifiable intangible assets as of June 30, 2014:

Movements in identifiable intangible assets, gross	Trademarks Net ThUS$	Software Net ThUS$	Intellectual property rights, patents and other industrial property rights, service and exploitation right, rights of way, Net ThUS$	Intellectual property rights, patents and other industrial property rights, service and exploitation right, rights of way, Net ThUS$	Other intangible assets, Net ThUS$	Goodwill, Net ThUS$	Identifiable intangible assets, Net ThUS$

Opening balance	3,821	5,342	1,576	97,392	4,081	38,388	150,660
Additions		560	-	-	-	-	560
Other increases (decreases)		2,282	(20)	(3)	-	-	2,259

Final balance	3,821	8,184	1,556	97,389	4,081	38,388	153,419

Movements in identifiable intangible assets, accumulated amortization	Trademarks Net ThUS$	Software Net ThUS$	Intellectual property rights, patents and other industrial property rights, service and exploitation right, rights of way, Net ThUS$	Intellectual property rights, patents and other industrial property rights, service and exploitation right, rights of way, Net ThUS$	Other intangible assets, Net ThUS$	Goodwill, Net ThUS$	Identifiable intangible assets, Net ThUS$

Opening balance	(3,821)	(3,146)	(882)	-	-	-	(7,849)
Additions		-	-	-	-	-	-
Amortization		(625)	(31)	-	-	-	(656)
Other increases (decreases)		(2,287)	1	-	-	-	(2,286)

Final balance	(3,821)	(6,058)	(912)	-	-	-	(10,791)

F-119

Note 13 - Intangible assets and goodwill (continued)

13.2	Disclosures on intangible assets and goodwill, continued

f)	Movements in identifiable intangible assets as of June 30, 2014, continued

Movements in identifiable intangible assets, net	Trademarks Net ThUS$	Software Net ThUS$	Intellectual property rights, patents and other industrial property rights, service and exploitation right, rights of way, Net ThUS$	Intellectual property rights, patents and other industrial property rights, service and exploitation right, rights of way, Net ThUS$	Other intangible assets, Net ThUS$	Goodwill, Net ThUS$	Identifiable intangible assets, Net ThUS$

Opening balance	-	2,196	694	97.392	4.081	38.388	142.751
Additions		560	-	-	-	-	560
Amortization		(625)	(31)	-	-	-	(656)
Other increases (decreases)		(5)	(19)	(3)	-	-	(27)

Final balance	-	2.126	644	97,389	4,081	38,388	142,628

g)	Movements in identifiable intangible assets as of December 31, 2013:

Movements in identifiable intangible assets, gross	Trademarks Net ThUS$	Software Net ThUS$	Intellectual property rights, patents and other industrial property rights, service and exploitation right, rights of way, Net ThUS$	Intellectual property rights, patents and other industrial property rights, service and exploitation right, rights of way, Net ThUS$	Other intangible assets, Net ThUS$	Goodwill, Net ThUS$	Identifiable intangible assets, Net ThUS$

Opening balance	3,821	3,446	5,340	93,996	1,360	38,388	146,351
Additions		1,576	377	3,396	2,721	-	8,070
Other increases (decreases)		320	(4,141)	-	-	-	(3,821)

Final balance	3,821	5,342	1,576	97,392	4,081	38,388	150,600

F-120

Note 13 - Intangible assets and goodwill (continued)

13.2	Disclosures on intangible assets and goodwill, continued

g)	Movements in identifiable intangible assets as of December 31, 2013, continued

Movements in identifiable intangible assets, accumulated amortization	Trademarks Net ThUS$	Software Net ThUS$	Intellectual property rights, patents and other industrial property rights, service and exploitation right, rights of way, Net ThUS$	Intellectual property rights, patents and other industrial property rights, service and exploitation right, rights of way, Net ThUS$	Other intangible assets, Net ThUS$	Goodwill, Net ThUS$	Identifiable intangible assets, Net ThUS$

Opening balance	(3,821)	(1,796)	(4,962)	-	-	-	(10,579)
Additions		-	-	-	-	-	-
Amortization		(1,019)	(61)				(1,080)
Other increases (decreases)		(331)	4,141	-	-	-	3,810

Final balance	(3,821)	(3,146)	(882)	-	-	-	(7,849)

Movements in identifiable intangible assets, net	Trademarks Net ThUS$	Software Net ThUS$	Intellectual property rights, patents and other industrial property rights, service and exploitation right, rights of way, Net ThUS$	Intellectual property rights, patents and other industrial property rights, service and exploitation right, rights of way, Net ThUS$	Other intangible assets, Net ThUS$	Goodwill, Net ThUS$	Identifiable intangible assets, Net ThUS$

Opening balance	-	1,650	378	93.996	1.360	38.388	135.772
Additions		1.576	377	3.396	2.721	-	8.070
Amortization		(1.019)	(61)	-	-	-	(1,080)
Other increases (decreases)		(11)	-	-	-	-	(11)

Final balance	-	2,196	694	97,392	4,081	38,388	142,751

F-121

Note 14 - Property, plant and equipment

As of June 30, 2014 and December 31, 2013, the detail of property, plant and equipment is as follows:

14.1	Types of property, plant and equipment

Description of types of property, plant and equipment	6/30/2014 ThUS$	12/31/2013 ThUS$

Property, plant and equipment, net

Land	34,591	33,812
Buildings	204,061	190,529
Machinery	365,895	465,327
Transport equipment	100,775	105,979
Furniture and fixtures	8,688	9,534
Office equipment	6,292	6,062
Constructions in progress	393,037	415,740
Other property, plant and equipment (1)	855,950	827,394
Total	1,969,289	2,054,377

Property, plant and equipment, gross

Land	34,591	33,812
Buildings	371,198	364,695
Machinery	1,130,721	1,179,860
Transport equipment	260,433	263,268
Furniture and fixtures	30,247	27,575
Office equipment	33,498	39,142
Constructions in progress	393,037	415,740
Other property, plant and equipment	1,604,934	1,506,708
Total	3,858,659	3,830,800

F-122

Note 14 - Property, plant and equipment (continued)

14.1	Types of property, plant and equipment, continued

	6/30/2014	12/31/2013
	ThUS$	ThUS$
Accumulated depreciation and value impairment of property, plant and equipment, total
Accumulated depreciation and value impairment of buildings	167,137	174,166
Accumulated depreciation and value impairment of machinery	764,826	714,533
Accumulated depreciation and value impairment of transport equipment	159,658	157,289
Accumulated depreciation and value impairment of furniture and fixtures	21,559	18,041
Accumulated depreciation and value impairment of office equipment	27,206	33,080
Accumulated depreciation and value impairment of other property, plant and equipment	748,984	679,314
Total	1,889,370	1,776,423

(1)	The detail of other property, plant and equipment is as follows:

Other property, plant and equipment, net	6/30/2014 ThUS$	12/31/2013 ThUS$
Conveyor belt	54,890	53,783
Tank (TK)	37,723	25,781
Geomembrane / liner	151,361	169,255
Electric facilities	57,128	21,889
Lights	2,791	28,748
Other constructions	65,338	62,390
Piping	25,376	22,499
Pool	166,789	181,844
Well (water)	52,759	39,963
Pipes / HD lines	126,430	101,886
Railroad track	21,619	21,628
Other property, plant and equipment	93,746	97,728
Total	855,950	827,394

F-123

Note 14 - Property, plant and equipment (continued)

14.2	Reconciliation of changes in property, plant and equipment by type as of June 30, 2014 and December 31, 2013:

Reconciliation entries of changes in property, plant and equipment by type as of June 30, 2014, gross	Land	Buildings, net	Machinery, net	Transport equipment, net	Furniture and fixtures, net	Office equipment, net	Constructions in progress	Other property, plant and equipment, net	Property, plant and equipment, net
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Opening balance	33,812	364,695	1,179,860	263,268	27,575	39,142	415,740	1,506,708	3,830,800

Changes
Additions	-	72	155	-	70	171	61,432	264	62,164
Divestitures	-	-	(24)	(69)	(70)	(44)	(1,294)	-	(1,501)
Increase(decrease) in foreign currency exchange	(33)	2	(21)	(12)	-	(20)	9	(72)	(147)
Reclassification	812	6,429	(49,290)	(2,739)	2,672	(6,564)	(57,844)	106,524	-
Other increases (decreases) (*)	0	0	41	(15)	-	813	(25,006)	(8,490)	(32,657)

Total changes	779	6,503	(49,139)	(2,835)	2,672	(5,644)	(22,703)	98,226	27,859

Final balance	34,591	371,198	1,130,721	260,433	30,247	33,498	393,037	1,604,934	3,858,659

F-124

Note 14 - Property, plant and equipment (continued)

14.2	Reconciliation of changes in property, plant and equipment by type as of June 30, 2014 and December 31, 2013:

Reconciliation entries of changes in property, plant and equipment by type as of June 30, 2014, Accumulated depreciation	Land	Buildings, net	Machinery, net	Transport equipment, net	Furniture and fixtures, net	Office equipment, net	Constructions in progress	Other property, plant and equipment, net	Property, plant and equipment, net
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Opening balance	-	(174,166)	(714,533)	(157,289)	(18,041)	(33,080)	-	(679,314)	(1,776,423)

Changes
Additions	-	-	-	-	-	-	-	-	-
Divestitures	-	-	13	42	-	54	-	-	109
Depreciation expense	-	(8,346)	(46,586)	(9,331)	(1,248)	(951)	-	(49,697)	(116,159)
Increase(decrease) in foreign currency exchange	-	-	15	6	-	8	-	8	37
Reclassification	-	15,375	(3,694)	6,899	(2,269)	6,815	-	(23,126)	-
Other increases (decreases) (*)	-	-	(41)	15	(1)	(52)	-	3,145	3,066

Total changes	-	7,029	(50,293)	(2,369)	(3,518)	5,874	-	(69,670)	(112,947)

Final balance	-	(167,137)	(764,826)	(159,658)	(21,559)	(27,206)	-	(748,984)	(1,889,370)

F-125

Note 14 - Property, plant and equipment (continued)

14.2	Reconciliation of changes in property, plant and equipment by type as of June 30, 2014 and December 31, 2013:

Reconciliation entries of changes in property, plant and equipment by type as of June 30, 2014, net	Land	Buildings, net	Machinery, net	Transport equipment, net	Furniture and fixtures, net	Office equipment, net	Constructions in progress	Other property, plant and equipment, net	Property, plant and equipment, net
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Opening balance	33,812	190,529	465,327	105,979	9,534	6,062	415,740	827,394	2,054,377

Changes
Additions	-	72	155	-	70	171	61,432	264	62,164
Divestitures	-	-	(11)	(27)	(70)	10	(1,294)	-	(1,392)
Depreciation expense	-	(8,346)	(46,586)	(9,331)	(1,248)	(951)	-	(49,697)	(116,159)
Increase(decrease) in foreign currency exchange	(33)	2	(6)	(6)	-	(12)	9	(64)	(110)
Reclassification	812	21,804	(52,984)	4,160	403	251	(57,844)	83,398	-
Other increases (decreases) (*)	-	0	-	-	(1)	761	(25,006)	(5,345)	(29,591)

Total changes	779	13,532	(99,432)	(5,204)	(846)	230	(22,703)	28,556	(85,088)

Final balance	34,591	204,061	365,895	100,775	8,688	6,292	393,037	855,950	1,969,289

(*) The net balance of Other increases (decreases) corresponds to: 1) investment plan expenses which are expensed to profit or loss (forming part of cost of sales and other expenses per function, as appropriate), 2) the variation representing the purchase and use of materials and spare parts and 3) projects corresponding mainly to exploration expenditures and stain development.

F-126

Note 14 - Property, plant and equipment (continued)

14.2	Reconciliation of changes in property, plant and equipment by type as of June 30, 2014 and December 31, 2013, continued:

Reconciliation entries of changes in property, plant and equipment by type as of December 31, 2013, gross	Land	Buildings, net	Machinery, net	Transport equipment, net	Furniture and fixtures, net	Office equipment, net	Constructions in progress	Other property, plant and equipment, net	Property, plant and equipment, net
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Opening balance	33,320	329,397	1,065,641	224,462	22,665	36,215	423,184	1,336,991	3,471,875

Changes
Additions	778	47	2,100	3	60	835	416,471	3,327	423,621
Divestitures	-	(38)	(521)	(35)	-	(2)	(5,045)	(24)	(5,665)
Increase(decrease) in foreign currency exchange	(36)	(8)	(39)	(24)	-	(43)	-	(98)	(248)
Reclassification	-	35,700	115,281	38,847	4,874	2,154	(366,516)	169,660	-
Other increases (decreases) (*)	(250)	(403)	(2,602)	15	(24)	(17)	(52,354)	(3,148)	(58,783)

Total changes	492	35,298	114,219	38,806	4,910	2,927	(7,444)	169,717	358,925

Final balance	33,812	364,695	1,179,860	263,268	27,575	39,142	415,740	1,506,708	3,830,800

F-127

Note 14 - Property, plant and equipment (continued)

14.2	Reconciliation of changes in property, plant and equipment by type as of June 30, 2014 and December 31, 2013, continued:

Reconciliation entries of changes in property, plant and equipment by type as of December 31, 2013, Accumulated depreciation	Land	Buildings, net	Machinery, net	Transport equipment, net	Furniture and fixtures, net	Office equipment, net	Constructions in progress	Other property, plant and equipment, net	Property, plant and equipment, net
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Opening balance	-	(159,666)	(627,310)	(135,508)	(15,929)	(30,966)	-	(589,947)	(1,559,326)

Changes
Additions	-	-	-	-	-	10	-	-	10
Divestitures	-	24	472	-	-	2	-	-	498
Depreciation expense	-	(14,520)	(87,989)	(21,787)	(2,112)	(2,055)	-	(88,358)	(216,821)
Increase(decrease) in foreign currency exchange	-	(4)	27	9	-	7	-	12	51
Reclassification	-	-	-	(2)	-	2	-	-	-
Other increases (decreases) (*)	-	-	267	(1)	-	(80)	-	(1,021)	(835)

Total changes	-	(14,500)	(87,223)	(21,781)	(2,112)	(2,114)	-	(89,367)	(217,097)

Final balance	-	(174,166)	(714,533)	(157,289)	(18,041)	(33,080)	-	(679,314)	(1,776,423)

F-128

Note 14 - Property, plant and equipment (continued)

14.2	Reconciliation of changes in property, plant and equipment by type as of June 30, 2014 and December 31, 2013, continued:

Reconciliation entries of changes in property, plant and equipment by type as of December 31, 2013, net	Land	Buildings, net	Machinery, net	Transport equipment, net	Furniture and fixtures, net	Office equipment, net	Constructions in progress	Other property, plant and equipment, net	Property, plant and equipment, net
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Opening balance	33,320	169,731	438,331	88,954	6,736	5,249	423,184	747,044	1,912,549

Changes
Additions	778	47	2,100	3	60	845	416,471	3,327	423,631
Divestitures	-	(14)	(49)	(35)	-	-	(5,045)	(24)	(5,167)
Depreciation expense	-	(14,520)	(87,989)	(21,787)	(2,112)	(2,055)	-	(88,358)	(216,821)
Increase(decrease) in foreign currency exchange	(36)	(12)	(12)	(15)	-	(36)	-	(86)	(197)
Reclassification	-	35,700	115,281	38,845	4,874	2,156	(366,516)	169,660	-
Other increases (decreases) (*)	(250)	(403)	(2,335)	14	(24)	(97)	(52,354)	(4,169)	(59,618)

Total changes	492	20,798	26,996	17,025	2,798	813	(7,444)	80,350	141,828

Final balance	33,812	190,529	465,327	105,979	9,534	6,062	415,740	827,394	2,054,377

(*) The net balance of Other increases (decreases) corresponds to: 1) investment plan expenses which are expensed to profit or loss (forming part of cost of sales and other expenses per function, as appropriate), 2) the variation representing the purchase and use of materials and spare parts and 3) projects corresponding mainly to exploration expenditures and stain development.

F-129

Note 14 - Property, plant and equipment (continued)

14.3	Detail of property, plant and equipment pledged as guarantee

There are no restrictions in title or guarantees for the compliance with obligations which affect property, plant and equipment.

14.4	Additional information

Interest capitalized in construction-in-progress:

The amount capitalized for this concept amounted to ThUS$4,836 as of June 30, 2014 and ThUS$ 17,232 as of December 31, 2013.

Financing costs are not capitalized for periods which exceed the normal term of acquisition, construction or installation of the asset, such as the case of delays, interruptions or temporary suspension of the project due to technical, financial or other issues, which prevent that the asset is maintained in good conditions for its use.

14.5	Impairment of assets

As stated in Note 3.28, the recoverable amount of property, plant and equipment is measured whenever there is an indication that the asset may be impaired. As of December 31, 2013, certain assets have suffered impairment for which a provision has been recognized for an amount of ThUS$10,085. As of June 30, 2014, no impairment adjustments were generated.

F-130

Note 15 - Employee benefits

15.1	Provisions for employee benefits

Classes of benefits and expenses by employee	6/30/2014	12/31/2013
	ThUS$	ThUS$
Current
Profit sharing and bonuses	15,904	25,236
Total	15,904	25,236

Non-current
Profit sharing and bonuses	830	277
Severance indemnity payments	31,416	32,137
Total	32,246	32,414

F-131

Note 15 Employee benefits (continued)

15.2	Policies on defined benefit plan

This policy is applied to all benefits received for services provided by the Company's employees.

Short-term benefits for active employees are represented by salaries, social welfare benefits, paid time-off, sickness leaves and other leaves, profit sharing and incentives and non-monetary benefits; e.g., healthcare service, housing, subsidized or free goods or services. These will be paid in a term which does not exceed twelve months.

The Company only provides compensation and benefits to active employees, with the exemption of SQM North America which applies the definitions under 15.4 below.

SQM maintains incentive programs for its employees based on the personal performance, the Company’s performance and other short-term, mid-term and long-term indicators.

For each incentive bonus delivered to the Company’s employees, there will be a disbursement in the first quarter of the following year and this will be calculated based on Profit for the period at the end of each period applying a factor obtained subsequent to the employee appraisal process.

Employee benefits include retention bonuses for the Company’s executives, which are linked to the Company’s share price and it is paid in cash. The short-term portion is presented as provision for current employee benefits and the long-term portion as non-current.

The bonus provided to the Company’s directors is calculated based on Profit for the period at each year-end and will consider the application of a percentage factor.

The benefit related to vacations (short-term benefits to employees, current), which is provided in the Labor Code which indicates that employees with more than a year of service will be entitled to annual holidays for a period not lower than fifteen paid business days. The Company provides the benefit of two additional vacation days.

Staff severance indemnities are agreed and payable based on the last salary for each year of service for the Company or with certain maximum limits in respect to the number of years to be considered or in respect to monetary terms. In general, this benefit is payable when the employee or worker ceases to provide his/her services to the Company and the right for its collection can be acquired because of different causes, as indicated in the respective agreements; e.g., retirement, dismissal, voluntary retirement, incapacity or disability, death, etc.

Law No. 19,728 published on May 14, 2001 which became effective on October 1, 2002 required “Compulsory Unemployment Insurance” in favor of all depending employees regulated by the Chilean Labor Code. Article 5 of this law provided the financing of this insurance through monthly contribution payments by both the employee and the employer.

F-132

Note 15 - Employee benefits (continued)

15.3	Other long-term benefits

The other long-term benefits relate to staff severance indemnities and are recorded at their actuarial value.

Staff severance indemnities at actuarial value	6/30/2014	12/31/2013
	ThUS$	ThUS$
Staff severance indemnities, Chile	30,725	31,470
Other obligations in companies elsewhere	691	667
Total other non-current liabilities	31,416	32,137

Staff severance indemnities have been calculated under the actuarial assessment method of the Company’s obligations with respect to staff severance indemnities, which relate to defined benefit plans which consist of days of remuneration per year served at the time of retirement under conditions agreed in the respective agreements established between the Company and its employees.

Under this benefit plan, the Company retains the obligation for the payment of staff severance indemnities related to retirements without establishing a separate fund with specific assets, which is referred to as not funded. The discount interest rate of expected flows to be used was 6%.

Benefit payment conditions

The staff severance indemnity benefit relates to remuneration days for year worked for the Company with no limit of salary or years of services for the Company, when employees cease to work for the Company due to turnover or death. In this case, the maximum age for men is 65 years and 60 years old for women, which are the usual ages for retirement due to achieving the senior citizen age according to the Chilean pensions system provided in Decree Law 3.500 of 1980.

Methodology

The determination of the obligation for benefits under IAS 19, Projected Benefit Obligation (PBO) is described as follows:

To determine the Company's total liability, we used a mathematical simulation model which was programmed using a computer and which processed the situation of each employee on an individual basis.

F-133

Note 15 - Employee benefits (continued)

15.3	Other long-term benefits, continued

This model considered months as discrete time; i.e., the Company determined the age of each person and his/her salary on a monthly basis according to the growth rate. Thus, information on each person was simulated from the beginning of the life of his/her employment contract or when he/she started earning benefits up to the month in which it reaches the normal retirement age, generating in each period the possible retirement according to the Company’s turnover rate and the mortality rate according to the age reached. When he/she reaches the retirement age, the employee finishes his/her service for the Company and receives indemnity related to retirement due to old age.

The methodology followed to determine the accrual for all the employees adhered to agreements has considered turnover rates and the mortality rate RV-2010 established by the Chilean Superintendence of Securities and Insurance to calculate pension-related life insurance reserves in Chile according to the Accumulated Benefit Valuation or Accrued Cost of Benefit Method. This methodology is established in IAS 19 on Retirement Benefit Costs.

15.4	Post-employment benefit obligations

Our subsidiary SQM North America, has established with its employees a pension plan until 2002 called “SQM North America Retirement Income Plan”, which obligation is calculated measuring the expected future forecasted staff severance indemnity obligation using a net salary gradual rate of restatements for inflation, mortality and turnover assumptions discounting the resulting amounts at present value using the interest rate defined by the authorities.

Since 2003, SQM North America offers to its employees benefits related to pension plans based on the 401-K system, which do not generate obligations for the Company.

15.5	Staff severance indemnities

As of June 30, 2014 and December 31, 2013, severance indemnities calculated at the actuarial value are as follows:

	2014 ThUS$	2013 ThUS$
Opening balance	(32,137)	(34,431)
Current cost of service	(1,415)	(107)
Interest cost	(1,117)	(2,248)
Actuarial gain/loss	879	(127)
Exchange rate difference	1,907	2,946
Benefits paid during the year	467	1,830
Balance	(31,416)	(32,137)

F-134

Note 15 - Employee benefits (continued)

15.5	Staff severance indemnities, continued

The liability recorded for staff severance indemnity is valued at the actuarial value method, using the following actuarial assumptions:

	6/30/2014	12/31/2013

Mortality rate	RV - 2009	RV - 2009
Actual annual interest rate	6%	6%
Voluntary retirement rotation rate:
Men	1.71%	0.9%	annual
Women	1.96%	1.53%	annual
Salary increase	3.0%	3.0%	annual
Retirement age:
Men	65	65	years
Women	60	60	years

Note 16 - Executive compensation plan

The Company has established two compensation plans to motivate the Company’s executives and encourage them to stay in the Company, by granting payments based on the change in price of SQM’s shares.

1)	Shares

Liquidated in cash, executives are able to exercise their rights until 2016.

Characteristics of the plan

This compensation plan is related with the company performance through the price of the Series B SQM share (Santiago Stock Exchange).

Participants in this plan

This compensation plan includes 10 executives of the Company, who are entitled to this benefit, provided they stay with the Company during the dates these options are executed. The dates for exercising the options will be the first 7 calendar days of May following to the fiscal year.

F-135

Note 16 - Executive compensation plan (continued)

Compensation

The compensation for each executive is the differential between the average prices of the share during April of each year compared to the base price established by Company’s management. The base price fixed by the Company for this compensation plan amounts to US$ 50 per share. The Company reserves the right to exchange that benefit by shares or share options.

The movement of the options in effect for the period, the average prices for the fiscal year of the options and the average contractual life of the options in effect as of June 30, 2014 and December 31, 2013 are the following:

Movement for the period	2014	2013
In effect as of January 1	1,536,000	2,200,500
Granted during the fiscal year	-	45,000
Redundant workers	-	(187,500)
Exercised during the fiscal year	-	-
Changes in benefit plan	-	(522,000)
In circulation as of December 31, 2013	1,536,000	1,536,000
Average contractual life	21 months	27 months
Executives	10	10

The amounts accrued by the plan, as of June 30, 2014 and December 31, 2013, amount to:

Effect on profit or loss	2014	2013
	ThUS$	ThUS$
Effect on profit or loss	(554)	8,200

2)	Average Share Price Spread

Plan characteristics

This compensation plan is also related to the Company’s performance through the SQM Series B share price (Santiago Stock Exchange).

Plan participants

This compensation plan includes 30 Company’s executives, who obtain this benefit, provided they remain in the Company at the payment dates. The payments dates, if any, will be the first of January 2016, 2017 and 2018.

F-136

Note 16 - Executive compensation plan (continued)

Compensation

The compensation for each executive is the differential between the average share price during each of the months of December 2015, December 2016 and December 2017, respectively, in its equivalent in US dollars and the reference prices, with the latter being the value between US$28 and the average weighted price of the trading of SQM Series B shares in the Santiago Stock Exchange during December 2014. The differential cannot exceed US$15.00 and will be multiplied by 5,000. If the amount calculated is negative or zero, no bonus will be paid during that period, but in such case, the bond of benefit payable in the following period to the employee, will be equal to the product of multiplying the difference by 10,000. If the value was negative or zero in December 2015 and also in December 2016, for calculating the bond of December 2017, the differential will be multiplied by 15,000.

The movement of the options in effect for the period, the average prices for the fiscal year of the options and the average contractual life of the options in effect as of June 30, 2014 and December 31, 2013 are the following:

Movement for the period	2014	2013
In effect as of January 1	450,000	450,000
Redundant workers	75,000	-
Granted during the fiscal year	15,000	-
In circulation	390,000	450,000
Average weighted contractual life	42 months	48 months
Executives	26	30

F-137

Note 17 - Disclosures on equity

The detail and movements in the funds of equity accounts are shown in the consolidated statement of changes in equity.

17.1	Capital management

The main object of capital management relative to the administration of the Company’s financial debt and equity is to ensure the regular conduct of operations and business continuity in the long term, with the constant intention of maintaining an adequate level of liquidity and in compliance with the financial safeguards established in the debt contracts in force. Within this framework, decisions are made in order to maximize the value of SQM.

Capital management must comply with, among others, the limits contemplated in the Financing Policy approved Board of Directors, which establish a maximum consolidated indebtedness level of 1.5 times the debt/equity. This limit can only be exceeded only if the Company’s management has a written and previously granted authorization issued at the Extraordinary Shareholders’ Meeting.

In addition, capital management must comply with the external capital requirements imposed (or covenants) in its financial obligations, which regulate the indebtedness level in 1.2 times, in its more strict level.

In conjunction with the level of indebtedness, it is also important for the Company to maintain a comfortable profile of maturities for its financial obligations, to oversight the relation between its short-term financial obligations and the long-term maturities, and the relation they have with the Company’s asset distribution. Consequently, the Company has maintained a liquidity level of 4 times during the last periods.

The Company’s management controls capital management based on the following ratios:

CAPITAL MANAGEMENT	6/30/2014	12/31/2013	Description (1)	Calculation (1)
Net Financial Debt MUS$	611,450	882,020	Financial Debt – Financial Resources	Other current Financial Liabilities + Other Non-Current Financial Liabilities – Cash and Cash Equivalents – Other Current Financial Assets – Hedging Assets, non-current
Liquidity	4.22	3.40	Current Asset divided by Current Liability	Total Current Assets / Total Current Liabilities
Net Debt / Capitalization	0.2	0.27	Net Financial Debt divided by Total Equity	Net financial debt / ( Net financial debt + Total Equity)
ROE	14.6%	19.5%	Income divided by Total Equity	Total Income / Equity (UH 12 months)
ROA	13.7%	16.4%	EBITDA – Depreciation divided by Net Total Assets of financial resources less related parties investments	(Gross Income – Administrative Expenses)/ (Total Assets – Cash and Cash Equivalents – Other Current Financial Assets – Other Non-Current Financial Assets – Equity-accounted Investees) (UH 12 months)
Indebtedness	0.87	0.96	Total Liability on Equity	Total Liabilities / Total Equity

			(1) Assumes the absolute value of the accounting records

F-138

Note 17 - Disclosures on equity (continued)

17.1	Capital management, continued

The Company’s capital requirements change depending on variables such as: work capital requirements, of new investment financing and dividends, among others. The Company manages its capital structure and makes adjustments on the basis of the predominant economic conditions so as to mitigate the risks associated with adverse market conditions and take advantage of the opportunities there may be to improve the liquidity position.

There have been no changes in the capital management objectives or policy within the years reported in this document. No breaches of external requirements of capital imposed (or covenants) have been recorded.

17.2	Disclosures on preferred share capital

Issued share capital is divided into 263,196,524 fully paid and subscribed shares with no par value composed of 142,819,552 Series "A" shares and 120,376,972 Series “B” shares, where both series are preferred shares.

The preferential voting rights for each series are detailed as follows:

Series “A”:

If the election of the Company’s President results in a tie vote, the Company's directors may vote once again, without the vote of the director elected by the Series B shareholders.

Series “B”:

1)     A general or extraordinary shareholders' meeting may be called at the request of shareholders representing 5% of the Company's Series B shares.

2)     An extraordinary meeting of the Board of Directors may be called with or without the agreement of the Company's President, at the request of the director elected by Series B shareholders.

As of June 30, 2014 and December 31, 2013, the Group does not maintain shares in the parent either directly or through its companies in which it has investments.

F-139

Note 17 - Disclosures on equity (continued)

17.2	Disclosures on preferred share capital, continued

Detail of types of capital in preference shares:

Type of capital in preferred shares	6/30/2014		12/31/2013
Description of type of capital in preferred shares	Series A	Series B	Series A	Series B
Number of authorized shares	142,819,552	120,376,972	142,819,552	120,376,972
Number of fully subscribed and paid shares	142,819,552	120,376,972	142,819,552	120,376,972
Number of subscribed, partially paid shares	-	-	-	-
Par value of shares in ThUS$	0.9435	2.8464	0.9435	2.8464
Increase (decrease) in the number of current shares	-	-	-	-
Number of current shares	142,819,552	120,376,972	142,819,552	120,376,972
Number of shares owned by the entity or its subsidiaries or associates	-	-	-	-
Number of shares whose issuance is reserved due to the existence of options or agreements to dispose shares	-	-	-	-
Capital amount in shares ThUS$	134,750	342,636	134,750	342,636
Amount of premium issuance ThUS$	-	-	-	-
Amount of reserves ThUS$	-	-	-	-
Total number of subscribed shares, total	142,819,552	120,376,972	142,819,552	120,376,972

As of June 30, 2014 and December 31, 2013, the Company has not placed any new issuances of shares on the market.

F-140

Note 17 - Disclosures on equity (continued)

17.3	Disclosures on reserves in equity

As of June 30, 2014 and December 31, 2014, this caption comprises the following:

	6/30/2014	12/31/2013
	ThUS$	ThUS$
Reserve for currency exchange conversion	(4,244)	(3,817)
Reserve for cash flow hedges	431	(3,766)
Reserve for actuarial gains or losses in defined benefit plans	(1,231)	(1,231)
Other reserves	(1,677)	(1,677)

Total other reserves	(6,721)	(10,491)

Reserves for currency exchange conversion

This balance reflects retained earnings for changes in the exchange rate, when converting financial statements of subsidiaries whose functional currency is from each company’s origin country and the presentation currency is the US dollar.

Reserve for cash flow hedges

The Company maintains as hedge instruments, financial derivatives related to obligations with the public issued in Unidades de Fomento and Chilean pesos. Changes from the fair value of derivatives designated and classified as hedges are recognized under this classification.

Reserve for actuarial gains or losses in defined benefit plans

Our subsidiary SQM North America has established pension plans for its retired employees that are calculated by measuring the projected obligation of IAS using a net salary progressive rate net of adjustments to inflation, mortality and turnover assumptions, deducting the resulting amounts at present value using a 6.5% interest rate for 2014 and 2013.

Other reserves

Corresponds to the acquisition of the subsidiary SQM Iberian S.A., which was already under ownership of the Company at the acquisition date (IAS 27 R).

F-141

Note 17 - Disclosures on equity (continued)

17.4	Dividend policies

As required by Article 79 of the Chilean Companies Act, unless otherwise decided by unanimous vote of the holders of issued and subscribed shares, we must distribute a cash dividend in an amount equal to at least 30% of our consolidated Profit for the period for year ended as of December 31, unless and except to the extent it has a deficit in retained earnings (losses not absorbed in prior years).

The Company’s dividend policy for 2014 is as follows:

-	Distribution and payment in favor of each shareholder of a final dividend which will be equivalent to 50% of Profit for the period obtained in 2014.

-	Distribution and payment, if possible during 2014, of a provisional dividend which will be recorded against the aforementioned final dividend. This provisional dividend will be paid probably during the last quarter of 2014 and its amount could not exceed 50% of the retained earnings for distribution obtained during 2014, which are reflected in the Company’s financial statements as of September 30, 2014.

-	The distribution and payment by the Company of the remaining balance of the final dividend related to Profit for the period for the 2014 commercial year in up to two installments, which will have to be effectively paid and distributed prior to June 30, 2014.

-	An amount equivalent to the remaining 50% of the Company’s Profit for the period for 2014 will be retained and destined to the financing of operations of one or more of the Company’s investment projects with no prejudice of the possible future capitalization of the entirety or a portion of this.

-	The Board of Directors does not consider the payment of any additional and interim dividends.

-	The Board of Directors considers as necessary to indicate that the aforementioned Dividends Policy correspond to the intention or expectation of the Board regarding this matter. Consequently, the enforcement of such Policy Dividends is necessarily conditioned to net incomes finally obtained, to the results indicating the Company’s regular forecasts or the existence of certain conditions that could affect them. Notwithstanding the above and to the extent that such policy dividend does not suffer a significant change, SQM S.A. will timely communicate its shareholders on this matter.

F-142

Note 17 - Disclosures on equity (continued)

17.5	Provisional dividends

At the Extraordinary Meeting held on June 6, 2014, the following was agreed by simple majority:

1.	To partially amend the current “2014 Dividends Policy of Sociedad Química y Minera de Chile S.A.”, informed at the General Annual Ordinary Shareholders Meeting held on April 25, 2014, with the main purpose of incorporating in such “Policy” the payment of a possible dividend of ThCh$230,000 equivalent to US$0.87387 per share that will be distributed during 2014 and charged to the caption retained earnings.

2.	To call for an Extraordinary Shareholders’ Meeting on Monday July 7, 2014 at 10:00, to communicate and resolve the payment of the aforementioned dividend.

On April 25, 2014, at the 39th General Shareholders' meeting the payment of a final dividend of US$0.88738 per share was agreed in relation to net profit for 2013. US$0.75609 per share was already paid as an interim dividend, and it was agreed that this amount should be subtracted from the final dividend detailed above. In line with this, the balance, amounting to US$0.13129 per share, is to be paid and distributed among shareholders of the Company who are registered with their respective shareholders’ registry as of the fifth business day prior to the day in which this dividend is to be paid. Such amount, if applicable, is to be paid in its equivalent amount in Chilean pesos per the value of the “Observed US Dollar” or “US Dollar” that appears published in the Official Gazette on April 25, 2014.

On November 19, 2013, the Board of Directors of Sociedad Química y Minera de Chile S.A, agreed to pay and distribute to the Company’s shareholders, stating from December 12, 2013, a provisional dividend of US$0.75609 per share, equivalent, approximately, to ThUS$199,000 or 49.9% of the net distributable profit for the commercial year 2013, accumulated at September 30 of such year. The above, also, is charged against income of said commercial year, in favor of the Shareholders who appeared registered in SQM’s Shareholders Registry by the 5th working day prior to December 12, and in its equivalent in Chilean pesos according to the value of the “Observed US Dollar” or “US Dollar” that appears published in the Official Gazette on December 6, 2013.

F-143

Note 17 - Disclosures on equity (continued)

17.5	Provisional dividends, continued

On April 25th, 2013, at the 38th ordinary shareholders’ meeting, a definitive dividend payment of US$1.23323 per share was approved, based on the net profit earned during the commercial year 2012. US$0.94986 per share that was already paid as provisional dividend should be discounted from the abovementioned dividend, and the balance, amounting to US$0.28337 per share will paid and distributed in favor of the Shareholders who appeared registered in SQM’s Shareholders Registry by the 5th working day prior the day in which the dividend will be paid. The last amount, if corresponds, will be paid in its equivalent in Chilean pesos according to the value of the “Observed US Dollar” or “US Dollar” that appears published in the Official Gazette on April 25, 2013.

Dividends presented deducted from equity are:

	6/30/2014	12/31/2013
	ThUS$	ThUS$
Dividends attributable to owners of the parent	-	203,401
Dividends payable	79,468	36,583
Total	79,468	239,984

F-144

Note 18 - Provisions and other non-financial liabilities

18.1	Types of provisions

	6/30/2014			12/31/2013
	Current	Non- current	Total	Current	Non- current	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Provision for legal complaints (*)	13,567	3,000	16,567	8,567	3,000	11,567
Restructuring	-	-	-	-	-	-
Provision for dismantling, restoration and rehabilitation cost	-	5,759	5,759	-	5,633	5,633
Other provisions	10,316	-	10,316	9,386	-	9,386
Total	23,883	8,759	32,642	17,953	8,633	26,586

(*) Provisions for legal complaints relate to legal expenses for lawsuits whose resolution are pending, and correspond to funds estimated necessary to make the disbursement of expenses incurred for this purpose. This provision relates mainly to the litigation of its subsidiary located in Brazil and United States (see note 19.1) and other litigations.

F-145

Note 18 - Provisions and other non-financial liabilities (continued)

18.2	Description of other provisions

Description of other provisions	6/30/2014	12/31/2013
	ThUS$	ThUS$
Current provisions, other short-term provisions
Provision for tax loss in fiscal litigation	1,490	1,401
Royalties, agreement with CORFO (the Chilean Economic Development Agency)	5,448	4,782
Fine to Brazil	2,500	2,500
Miscellaneous provisions	878	703
Total	10,316	9,386
Other long-term provisions
Mine closure	5,759	5,633
Total	5,759	5,633

18.3	Other non-financial liabilities, current

Description of other liabilities	6/30/2014	12/31/2013
	ThUS$	ThUS$

Tax withholdings	1,002	12,334
VAT payable	4,365	2,531
Guarantees received	874	1,000
Accrual for dividend	76,302	36,583
Monthly tax provisional payments	8,338	6,601
Deferred income	33,162	13,475
Withholdings from employees and salaries payable	3,816	4,087
Accrued vacations	16,690	18,652
Other current liabilities	1,019	90
Total	145,568	95,353

F-146

Note 18 - Provisions and other non-financial liabilities (continued)

18.4	Changes in provisions as of 6/30/2014

Description of items that gave rise to variations	Guarantee	Restructuring	Legal complaints	Onerous contracts	Provision for dismantling, restoration and rehabilitation cost	Other provisions	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Total provisions, initial balance	-	-	11,567	-	5,633	9,386	26,586

Changes in provisions:

Additional provisions	-	-	5,000	-	126	1,210	6,336

Provision used	-	-	-	-	-	(8)	(8)
Increase(decrease) in foreign currency exchange	-	-	-	-	-	(272)	(272)

Total provisions, final balance	-	-	16,567	-	5,759	10,316	32,642

F-147

Note 18 - Provisions and other non-financial liabilities (continued)

18.4	Changes in provisions as of 12/31/2013

Description of items that gave rise to variations	Guarantee	Restructuring	Legal complaints	Onerous contracts	Provision for dismantling, restoration and rehabilitation cost	Other provisions	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Total provisions, initial balance	-	-	8,567	-	4,357	12,922	25,846

Changes in provisions:

Additional provisions	-	-	3,000	-	1,276	12,608	16,884

Provision used	-	-	-	-	-	(15,943)	(15,943)
Increase (decrease) in foreign currency exchange	-	-	-	-	-	(201)	(201)

Total provisions, final balance	-	-	11,567	-	5,633	9,386	26,586

F-148

Note 18 - Provisions and other non-financial liabilities (continued)

18.5	Detail of main types of provisions

Legal expenses: This provision depends on the pending resolution of a legal lawsuit, to pay the expenses associated to and incurred during such lawsuit (incurred mainly in Brazil and U.S.A.).

Tax accrual in tax litigation: This accrual relates to lawsuits pending resolution related to taxes in Brazil for two of our subsidiaries, SQM Brazil and NNC.

CORFO (Economic Development Agency) Royalties agreement: Relates to the commercialization of mining properties that SQM Salar S.A. pays the Economic Development Agency for on a quarterly basis. The amount of the lease payable is calculated based on sales of products extracted from the Atacama Saltpeter deposit.

The settlement of the aforementioned amounts is performed on a quarterly basis.

To date, the Company and its subsidiaries have no significant uncertainties about the timing and amount of one class of provision.

F-149

Note 19 - Contingencies and restrictions

According to note 18.1 the Company has only registered a provision for those lawsuits in which the probability to lose is “more likely than not”. The Company is party to lawsuits and other relevant legal actions that are detailed as follows:

19.1	Lawsuits and other relevant events

1.	Plaintiff	:	JB Comércio de Fertilizantes and Defensivos Agrícolas Ltda. (JB)
	Defendant	:	Nitratos Naturais do Chile Ltda. (NNC)
	Date	:	December 1995
	Court	:	MM 1ª, Vara Civel de Comarca de Barueri, Brazil.
	Reason	:	Compensation claim filed by JB against NNC for having appointed a distributor in a territory of Brazil for which JB had an exclusive contract.
	Status	:	Lower court ruling against Nitratos Naturais do Chile Ltda. and recourse of appeal pending resolution.
	Nominal value	:	ThUS$ 1,800

2.	Plaintiff	:	Compañía Productora de Yodo y Sales S.A.
	Defendant	:	SQM Químicos S.A. (SQM)
	Date	:	November 1999
	Court	:	Civil Court of Pozo Almonte
	Reason	:	Partial invalidity of ownership of Paz II mining Company 1 to 25
	Status	:	Lower court ruling in favor of SQM. recourse of appeal pending resolution
	Nominal value	:	ThUS$ 162

3.	Plaintiff	:	Compañía Productora de Yodo y Sales S.A.
	Defendant	:	SQM Químicos S.A. (SQM)
	Date	:	November 1999
	Court	:	Civil Court in Pozo Almonte
	Reason	:	Partial invalidity of ownership of Paz II mining Company 1 to 25
	Status	:	Lower court ruling in favor of SQM. recourse of appeal pending resolution
	Nominal value	:	ThUS$ 204

4.	Plaintiff	:	Nancy Erika Urra Muñoz
	Defendants	:	Fresia Flores Zamorano, Duratec-Vinilit S.A. and SQM S.A. and their insurers
	Date	:	December 2008
	Court	:	1st Civil Court of Santiago
	Reason	:	Labor Accident
	Status	:	Evidence
	Nominal value	:	ThUS$550

F-150

Note 19 - Contingencies and restrictions (continued)

19.1	Lawsuits and other relevant events, continued

5.	Plaintiff	:	City of Pomona, California USA
	Defendant	:	SQM North America Corporation
	Date	:	December 2010
	Court	:	United States District Court Central District of California
	Reason	:	Payment of expenses and other amount related to the treatment of groundwater to allow for consumption by removing the existing perchlorate in such groundwater and that supposedly come from Chilean fertilizer.
	Status	:	Conditional waiver as a result of pending appeal. Appeal will be reviewed in a hearing in October of 2013. Sentence pending.
	Nominal value	:	Not possible to determine

6.	Plaintiff	:	City of Lindsay, California USA
	Defendant	:	SQM North America Corporation The lawsuit also was filed against Sociedad Química y Minera de Chile S.A. this lawsuit has not yet been notified to the Company
	Date	:	December 2010
	Court	:	United States District Court Eastern District of California
	Reason	:	Payment of expenses and other amount related to the treatment of groundwater to allow for consumption by removing the existing perchlorate in such groundwater and that supposedly come from Chilean fertilizer.
	Status	:	Claim. Suspended procedure
	Nominal value	:	Not possible to determine

7.	Plaintiff	:	María Angélica Alday Fuentes
	Defendant	:	Vladimir Roco Alvarez, Compass Catering S.A. and SQM S.A.
	Date	:	August 2012
	Court	:	1st Civil Court in Antofagasta
	Reason	:	Compensation for moral damages for attempt to sexual abuse.
	Status	:	Replay to claim.
	Nominal value	:	ThUS$200

F-151

Note 19 - Contingencies and restrictions (continued)

19.1	Lawsuits and other relevant events, continued

8.	Plaintiff	:	E-CL S.A
	Defendant	:	Sociedad Química y Minera de Chile S.A.
	Date	:	September 2013
	Court	:	Arbitration
	Reason	:	Early termination of the Power Supply Contract entered into on February 12, 1999 (which matures in March 2016), on the basis of the alleged incompliance of a prior sentence between both parties that was resolved in favor of SQM S.A.
	Status	:	Evidentiary stage
	Nominal value	:	ThUS$5,100

9 .	Plaintiff	:	Carlos Aravena Carrizo et al.
	Defendant	:	SQM Nitratos S.A. and its insurers
	Date	:	May 2014
	Court	:	18th Civil Court of Santiago
	Reason	:	Compensation claim for alleged civil liability under tort as a result of a explosion that occurred on September 6, 2010 near Baquedano, causing the death of 6 workers.
	Status	:	Claim
	Nominal value	:	ThUS$8.200

10.	Plaintiff	:	Corporación de Fomento de la Producción (CORFO)
	Defendant	:	SQM Salar S.A. and Sociedad Química y Minera de Chile S.A.
	Date	:	May 2014
	Court	:	Arbitral court
	Reason	:	Early termination of lease agreement entered into on November 12, 1993 maturing on December, 2030 -i- because of alleged noncompliance of the full payment of quarterly income related to certain products between 2009-2013 and -ii- and alleged lack of demarcation of certain mining properties owned by CORFO for which a demarcation was never required in such agreement, and in addition, compensation for damages
	Status	:	Evidentiary stage
	Nominal value	:	ThUS$9.000

F-152

Note 19 - Contingencies and restrictions (continued)

19.1	Lawsuits and other relevant events, continued

11	Plaintiff	:	Alex Rodrigo Aguilar Martínez
	Defendant	:	Transportes Astudillo Hermanos Limitada y SQM Salar S.A. and its insurers
	Date	:	August 2014
	Court	:	1st Labor Court of Santiago
	Reason	:	Compensation for moral and other damages for alleged responsibilities derived from the accident involving the worker-driver on July 9, 2012 in the operations of SQMS in the Atacama Saltpeter deposit.
	Status	:	Claim
	Nominal value	:	ThUS$750

The Company and its subsidiaries have been involved and will probably continue being involved either as plaintiffs or defendants in certain judicial proceedings that have been and will be heard by the Arbitral or Ordinary Courts of Justice that will make the final decision. Those proceedings that are regulated by the appropriate legal regulations are intended to exercise or oppose certain actions or exceptions related to certain mining claims either granted or to be granted and that do not or will not affect in an essential manner the development of the Company and its subsidiaries.

Soquimich Comercial S.A. has been involved and will probably continue being involved either as plaintiff or defendant in certain judicial proceedings through which it intends to collect and receive the amounts owed, the total nominal value of which is approximately ThUS$700.

The Company has made efforts and continues making efforts to obtain payment of certain amounts that are still owed it on occasion of their activities. Such amounts will continue to be required using judicial or non-judicial means by the plaintiffs, and the actions and exercise related to these are currently in full force and effect.

The Company and its subsidiaries have not received legal notice of any claims other than those mentioned in paragraph I above. The claims detailed above seek to annul certain mining claims that were purchased by SQM S.A. and Subsidiaries, the proportional purchase value of which, with respect to the portion affected by the superimposition, exceeds the nominal and approximate amount of ThUS$150. The claims seek payment of certain amounts allegedly owed by the Company due to its own activities, which exceed the approximate, nominal and individual amount of ThUS$150.

F-153

Note 19 - Contingencies and restrictions (continued)

19.2	Restrictions to management or financial limits

Credit contracts subscribed by the SQM Group with domestic and foreign banks and for issuance of bonuses in the local and international market, requires the Company complies with the following level of consolidated financial indicators, calculated for a moving period which considers the last twelve months:

-	To maintain a minimum equity of ThUS$1,000,000.

-	To maintain a Net Financial Debt and EBITDA ratio not higher than 3 times.

-	To maintain a Total Indebtedness Ratio not higher than 1.2 times Total Indebtedness level defined as the Total Liabilities ratio divided by Total Equity.

-	To maintain a ratio between the operating subsidiaries SQM Industrial S.A. and SQM Salar S.A., or their respective legal successor’ financial debt and the total Issuer’s consolidated current assets not higher than 0.3 times.

As of June 30, 2014, the aforementioned financial indicators are as follows:

Indicator	6/30/2014	12/31/2013
Equity ThUS$	2,512,045	2,432,241
Net Financial Debt/ EBITDA	0.84	1.06
Indebtedness	0.87	0.96
SQM Industrial and SQM Salar debt / Current assets	0.02	0.02

Issuance contracts for bonuses issued abroad require the Company does not merge or dispose at any title the asset as a whole or as a substantial part of it, unless the following copulative conditions are met: (i) the legal successor company is an entity subject to Chilean or United States’ laws, and assumes under a complimentary contract the Company’s obligations, (ii) the Issuer does not fail to comply immediately after the merge or disposal, and (iii) The Issuer delivers a legal opinion stating the merge or disposal and the complimentary contract meet the requirements described in the original contract.

In addition, SQM S.A. is committed to disclose financial information on quarterly basis.

The Company and its subsidiaries have complied and are fully complying with all aforementioned limitations, restrictions and obligations.

F-154

Note 19 - Contingencies and restrictions (continued)

19.3	Commitments

The subsidiary SQM Salar S.A. has signed a rental contract with the Economic Development Agency (CORFO), which establishes that this subsidiary will pay rent to CORFO for the concept of commercialization of certain mining properties owned by CORFO and for the products resulting from this commercialization. The annual rent stated in the aforementioned contract is calculated on the basis of sales of each type of product. The contract is in force until 2030, and rent began being paid in 1996 reflecting an expense amount of ThUS$ 10,837 as of June 30, 2014 (ThUS$ 22,885 as of December 31, 2013).

On 15 November 2013, Corporación de Fomento de la Producción (CORFO) sent a letter to SQM Salar S.A. (SQMS) stating its intention to a) collect the amount of Ch$2,530,298,919 (ThUS$4,823) that in CORFO’s opinion, SQMS would owe to it for the calculation and payment of rental payments according to the “Lease Agreement of OMA Mining Claims located in the Atacama Salt Flat” entered into between CORFO and SQMS on November 12, 1993 (the AGREEMENT) and b) require the constitution of an instance of arbitrage stated in the AGREEMENT with the purpose that the arbitrator appointed by the “Arbitration Center of the Santiago Chamber of Commerce” determines if other alleged lease payment obligations may exist that SQMS could owe to CORFO under the AGREEMENT. SQMS differs completely form CORFO’s claims. In fact, the AGREEMENT has been in force for more than 20 years and during all this time, SQMS has paid to CORFO more than 80 quarterly payments in their entirety and on a timely basis that CORFO has received satisfactorily. Each of the parties, CORFO and SQMS, have requested the formation of an appropriate arbitration and such processes have not yet began.

CORFO’s total claimed amount is of at least US$8,940,829 - plus interests and expenses. The SQM Salar S.A. v. CORFO, and CORFO v. SQM Salar S.A. lawsuits have been compiled into a single proceeding which is soon to reach the evidence stage. CORFO and SQM waived all appeal procedures against the arbitrator’s sentence. However, it is not possible to rule out the filing of a new appeal against a complaint proceeding or extraordinary appeal arbitration ruling due to incompetence or ultra petita, invoking jurisprudence of the courts of justice indicating that both appeals cannot be waived.

During the first half of 2014, income related to products from the Atacama saltpeter deposit represented a 38% of total comprehensive income of the Company for the same period. This corresponds to income considered in the Potassium and Lithium products business lines.

Additionally, during the same period, SQM Salar, a SQM subsidiary which operates plants located in the Atacama saltpeter deposit, sold potassium salts (sylvinite) and moist potassium chloride amounting to ThUS$48,419 to SQM Industrial, a SQM subsidiary, to use as supplies in the production of potassium nitrate.

F-155

Note 19 - Contingencies and restrictions (continued)

19.4	Restricted or pledged cash

The subsidiary Isapre Norte Grande Ltda. in compliance with that established by the Chilean Superintendence of Healthcare, which regulates the running of pension-related health institutions, maintains a guarantee in financial instruments, delivered in deposits, custody and administration to Banco de Chile.

This guarantee, according to the regulations issued by the Chilean Superintendence of Healthcare is equivalent to the total sum owed to its members and medical providers, Banco de Chile reports the present value of the guarantee to the Chilean Superintendence of Healthcare and Isapre Norte Grande Ltda. on a daily basis. As of June 30, 2014, the guarantee amounts to ThUS$727.

F-156

Note 19 - Contingencies and restrictions (continued)

19.5	Securities obtained from third parties

The main security received from third parties to guarantee Soquimich Comercial S.A.’s compliance with obligations in contracts of commercial mandates for the distribution and sale of fertilizers amounted to ThUS$10,673 and ThUS$14,178 on June 30, 2014 and December 31, 2013 respectively; which is detailed as follows:

Grantor	Relationship	06/30/2014	12/31/2013
		ThUS$	ThUS$
Agrícola Lobert Ltda.	Unrelated third party	1,148	1,271
Agrícola Coyan Ltda.	Unrelated third party	114	-
Agroc Patricio Bornand L. Eirl	Unrelated third party	372	392
Agrocomercial Bornand Ltda.	Unrelated third party	-	344
Agroindustrial Orzonaga Ltda.	Unrelated third party	127	133
Bernardo Guzman Schmidt	Unrelated third party	132	139
Bioleche Comercial Ltda.	Unrelated third party	1,987	3,431
Comercial Agrosal Ltda.	Unrelated third party	110	116
Contador Frutos S.A.	Unrelated third party	1,701	1,447
Llanos Y Wannes Soc. Com. Ltda	Unrelated third party	1,048	953
Dante Hauri Gomez	Unrelated third party	119	126
Gilberto Rivas Y Cia. Ltda.	Unrelated third party	129	136
Hortofruticola La Serena	Unrelated third party	306	323
Jose Antonio Gonzalez	Unrelated third party	-	118
Johannes Epple Davanzo	Unrelated third party	256	935
Juan Luis Gaete Chesta	Unrelated third party	292	425
Lemp Martin Julian	Unrelated third party	117	124
Neyib Farran Y Cia. Ltda.	Unrelated third party	126	133
Patricio Meneses Saglieto	Unrelated third party	-	953
Sebastian Urrutia Araya	Unrelated third party	110	116
Soc.Agr. Huifquenco Cia Ltda.	Unrelated third party	111	117
Soc. Agrocom. Julio Polanco	Unrelated third party	125	132
Tattersall Agroinsumos S.A.	Unrelated third party	2,000	1,789
Vicente Oyarce Castro	Unrelated third party	243	525
Total		10,673	14,178

F-157

Note 19 - Contingencies and restrictions (continued)

19.6	Indirect guarantees

Guarantees in which there is no pending balance indirectly reflect that the respective guarantees are in force and approved by the Company's Board of Directors and have not been used by the respective subsidiary.

	Debtor		Type of	Balances as of the closing date of the financial statements
Creditor of the guarantee	Name	Relationship	guarantee	6/30/2014	12/31/2013
				ThUS$	ThUS$
Australian and New Zealand Bank	SQM North America Corp	Subsidiary	Bond	-	-
Australian and New Zealand Bank	SQM Europe N.V.	Subsidiary	Bond	-	-
Generale Bank	SQM North America Corp	Subsidiary	Bond	-	-
Generale Bank	SQM Europe N.V.	Subsidiary	Bond	-	-
Kredietbank	SQM North America Corp	Subsidiary	Bond	-	-
Kredietbank	SQM Europe N.V.	Subsidiary	Bond	-	-
Banks and financial institutions	SQM Investment Corp. N.V.	Subsidiary	Bond	-	-
Banks and financial institutions	SQM Europe N.V.	Subsidiary	Bond	-	-
Banks and financial institutions	SQM North America Corp	Subsidiary	Bond	-	-
Banks and financial institutions	Nitratos Naturais do Chile Ltda.	Subsidiary	Bond	-	-
Banks and financial institutions	SQM México S.A. de C.V.	Subsidiary	Bond	-	-
Banks and financial institutions	SQM Brasil Ltda.	Subsidiary	Bond	-	-
“BNP”	SQM Investment Corp. N.V.	Subsidiary	Bond	-	-
Sociedad Nacional de Mineria A.G.	SQM Potasio S.A.	Subsidiary	Bond	-	-
JP Morgan Chase Bank	SQM Industrial S.A.	Subsidiary	Bond	-	-
The Bank of Nova Scotia	SQM Investment Corp. N.V.	Subsidiary	Bond	-	-
Morgan Stanley Capital Services	SQM Investment Corp. N.V.	Subsidiary	Bond	-	-
The Bank of Tokyo-Mitsubishi UFJ Ltd.	SQM Investment Corp. N.V.	Subsidiary	Bond	-	-
HSBC	SQM Investment Corp. N.V.	Subsidiary	Bond	-	-
Deutsche Bank AG	SQM Investment Corp. N.V.	Subsidiary	Bond	-	-
Credit Suisse International	SQM Investment Corp. N.V.	Subsidiary	Bond	-	-

F-158

Note 19 - Contingencies and restrictions (continued)

19.6	Indirect guarantees, continued

The bonds which disclose a balance as of June 30, 2014 and December 31, 2013 are detailed below:

	Debtor		Type of	Pending balances as of the closing date of the financial statements
Creditor of the guarantee	Name	Relationship	guarantee	6/30/2014	12/31/2013
				ThUS$	ThUS$
Scotiabank & Trust (Cayman) Ltd.	Royal Seed Trading A.V.V.	Subsidiary	Bond	50,181	50,189
Scotiabank & Trust (Cayman) Ltd.	Royal Seed Trading A.V.V.	Subsidiary	Bond	50,131	50,139
Bank of America	Royal Seed Trading A.V.V.	Subsidiary	Bond	40,115	40,120
Export Development Canada	Royal Seed Trading A.V.V.	Subsidiary	Bond	50,012	50,014
The Bank of Tokyo-Mitsubishi UFJ Ltd.	Royal Seed Trading A.V.V.	Subsidiary	Bond	50,104	50,108

F-159

Note 20 - Revenue

As of June 30, 2014 and 2013, revenue is detailed as follows:

	January to June		April to June
Types of revenue	2014	2013	2014	2013
	ThUS$	ThUS$	ThUS$	ThUS$

Sales of goods	1,052,510	1,184,635	520,442	563,678
Provision of services	3,863	5,221	1,859	2,781
Total	1,056,373	1,189,856	522,301	566,459

F-160

Note 21 - Earnings per Share

Basic earnings per share are calculated by dividing net income attributable to the Company’s shareholders by the weighted average of the number of shares in circulation during that period.

As expressed, earnings per share are detailed as follows:

Basic earnings per share	6/30/2014 ThUS$	6/30/2013 ThUS$

Earnings (losses) attributable to owners of the parent	152,067	259,232

	6/30/2014 Units	12/31/2013 Units
Number of common shares in circulation	263,196,524	263,196,524

	6/30/2014	6/30/2013

Basic earnings per share (US$ per share)	0.5778	0.9849

The Company has not made any operation with a potential dilutive effect that assumes diluted earnings per share different from the basic earnings per share.

F-161

Note 22 - Borrowing costs

The cost of interest is recognized as expenses in the year in which it is incurred, except for interest that is directly related to the acquisition and construction of tangible property, plant and equipment assets and that complies with the requirements of IAS 23. As of June 30, 2014, total interest expenses incurred amount to ThUS$30,857 (ThUS$27,431 as of June 30, 2013).

The Company capitalizes all interest costs directly related to the construction or to the acquisition of property, plant and equipment, which require a substantial time to be suitable for use.

Costs of capitalized interest, property, plant and equipment

The cost of capitalized interest is determined by applying the average or weighted average of all financing costs incurred by the Company to the monthly end balances of works-in-progress meeting the requirements of IAS 23.

The rates and costs for capitalized interest of property, plant and equipment are detailed as follows:

	6/30/2014	6/30/2013

Capitalization rate of costs for capitalized interest, property, plant and equipment	7%	7%

Amount of costs for interest capitalized in ThUS$	4,836	9,144

F-162

Note 23 - Effect of fluctuations on foreign currency exchange rates

a)	Foreign currency exchange differences recognized in profit or loss except for financial instruments measured at fair value through profit or loss:

	6/30/2014 ThUS$	6/30/2013 ThUS$

Conversion foreign exchange gains (losses) recognized in the result of the year.	(4,310)	(8,842)
Conversion foreign exchange reserves attributable to the owners of the controlling entity	(427)	(2,601)

Conversion foreign exchange reserves attributable to the non-controlling entity	(60)	(52)

b)	Reserves for foreign currency exchange differences:

As of June 30, 2014, and December 31, 2013, foreign currency exchange differences are detailed as follows:

Detail	6/30/2014 ThUS$	12/31/2013 ThUS$

Changes in equity generated through the equity method:
Comercial Hydro S.A.	1,004	1,004
SQMC Internacional Ltda.	14	22
Proinsa Ltda.	10	16
Comercial Agrorama Ltda.	11	36
Isapre Norte Grande Ltda.	(17)	15
Almacenes y Depósitos Ltda.	92	69
Sales de Magnesio Ltda.	20	103
Sociedad Prestadora de Servicios de Salud Cruz del Norte S.A.	8	9
Agrorama S.A.	(21)	(16)
Doktor Tarsa	(3,647)	(3,647)
SQM Vitas Fzco	(528)	(657)
Ajay Europe	65	146
SQM Eastmed Turkey	(43)	(42)
Charlee SQM (Thailand) Co. Lta.	(109)	(129)
Coromandel SQM India	(202)	(231)
SQM Italia SRL	78	89
SQM Oceania Pty Limited	(933)	(619)
SQM Indonesia S.A.	(46)	15
Total	(4,244)	(3,817)

c)	Functional and presentation currency

The functional currency in these companies corresponds to the currency of the country of origin of each entity, and its presentation currency is the US dollar.

F-163

Note 23 - Effect of fluctuations on foreign currency exchange rates (continued)

d)	Reasons to use one presentation currency and a different functional currency

-	The total revenues of these subsidiaries are associated with the local currency.
-	The commercialization cost structure of these companies is affected by the local currency.
-	The equities of these companies are expressed in local currency (Chilean peso).

Note 24 - Environment

24.1	Disclosures of disbursements related to the environment

The Company is continuously concerned with protecting the environment both in its production processes and with respect to products manufactured. This commitment is supported by the principles indicated in the Company’s Sustainable Development Policy. The Company is currently operating under an Environmental Management System (EMS) that has allowed it to strengthen its environmental performance through the effective application of the Company’s Sustainable Development Policy.

Operations that use caliche as a raw material are carried out in desert areas with climatic conditions that are favorable for drying solids and evaporating liquids using solar energy. Operations involving the open-pit extraction of minerals, due to their low waste-to-mineral ratio, generate remaining deposits that slightly alter the environment. A portion of the ore extracted is crushed, a process in which particle emissions occur. Currently this operation is conducted only at the Pedro de Valdivia worksite and no ore crushing process is conducted in the Maria Elena sector.

Many of the Company’s products are shipped in bulk at the Port of Tocopilla. In 2007 the city of Tocopilla was declared a zone Saturated with MP10 Particles mainly due to the emissions from the electric power plants that operate in that city. In October 2010 the Decontamination Plan for Tocopilla was put in place. Accordingly, the Company has committed to taking several measures to mitigate the effects derived from bulk product movements in the port. These measures have been successfully implemented since 2007.

The Company carries out environmental follow-up and monitoring plans based on specialized scientific studies. Within this context, the Company entered into a contract with the National Forestry Corporation (CONAF) aimed at researching the activities of flamingo groups that live in the Salar de Atacama (Atacama Saltpeter Deposit) lagoons. Such research includes a population count of the birds, as well as breeding research. Environmental monitoring activities carried out by the Company at the Salar de Atacama and other systems in which it operates are supported by a number of studies that have integrated diverse scientific efforts from prestigious research centers, including Dictuc from the Pontificia Universidad Católica in Santiago and the School of Agricultural Science of the Universidad de Chile.

F-164

Note 24- Environment (continued)

24.1	Disclosures of disbursements related to the environment, continued

Furthermore, within the framework of the environmental studies which the Company is conducting, the Company performs significant activities in relation to the recording of Pre-Columbian and historical cultural heritage, as well as the protection of heritage sites, in accordance with current Chilean laws. These activities have been especially performed in the areas surrounding Maria Elena and the Nueva Victoria plants. This effort is being accompanied by cultural initiatives within the community and the organization of exhibits in local and regional museums.

As emphasized in its Sustainable Development Policy, the Company strives to maintain positive relationships with the communities surrounding the locations in which it carries out its operations, as well as to participate in communities’ development by supporting joint projects and activities which help to improve the quality of life for residents. For this purpose, the Company has focused its efforts on activities involving the rescue of historical heritage, education and culture, as well as development, and in order to do so, it acts both individually and in conjunction with private and public entities.

24.2	Detail of information on disbursements related to the environment

The accumulated disbursements in which the Company incurred as of June 30, 2014 for the concept of investments in production processes, verification and control of compliance with ordinances and laws relative to industrial processes and facilities, including prior year disbursements related to these projects amounted to ThUS$10,798 and are detailed as follows:

F-165

Note 24- Environment (continued)

24.2	Detail of information on disbursements related to the environment, continued

Accumulated expenses as of 6/30/2014

Identification of the Parent or subsidiary	Name of the project with which the disbursement is associated	Concept for which the disbursement was made or will be made	Asset / Expense	Description of the asset or expense Item	Amount of disbursement for the Period	Actual or estimated date on which disbursements were or will be made
Miscellaneous	Environmental-operational area	Not classified	Expense	Not classified	657	12/31/2014
SQM Industrial S.A.	IQWZ - Normalization TK NV liquid fuels	Sustainability: Environment and Risk prevention	Asset	Not classified	24	12/01/2015
SQM Industrial S.A.	MP5W - Normalization TK´s Fuels	Sustainability: Environment and Risk prevention	Asset	Not classified	2,131	12/31/2015
SQM Industrial S.A.	MQBM - Archaeological Digging Deployment Maria Elena - Toco	Sustainability: Environment and Risk prevention	Expense	Not classified	14	12/31/2014
SQM Industrial S.A.	MQK2 – Elimination of PCBs I	Sustainability: Environment and Risk prevention	Expense	Not classified	17	12/31/2014
SQM Industrial S.A.	PPZU - Standardize and Certify Plant Fuel Tanks	Environmental processing	Asset	Not classified	2,658	12/01/2015
SQM Industrial S.A.	PQLV – Pedro de Valdivia mine site DIA	Environmental processing	Asset	Not classified	271	12/01/2014
SQM Industrial S.A.	TQA2 - Drainage Improvement Villa Prat	Sustainability: Environment and Risk prevention	Expense	Not classified	22	6/30/2014
SQM Industrial S.A.	PQXM – Elaboration DIA Operation with batteries in PV	Environmental processing	Asset	Not classified	101	12/01/2014
SQM S.A.	IPFT - Cultural Heritage Region I	Sustainability:	Expense	Not classified	174	12/31/2014
SQM S.A.	IQ1M - PSA Re-injection of water to Puquios Llamara	Sustainability: Environment and Risk prevention	Asset	Not classified	2,443	12/31/2014
SQM S.A.	IQ3S- Hazardous Materials Management Standardization	Sustainability:	Asset - Expense	Not classified	385	12/31/2014
SQM S.A.	IQOW- Deposit authorization for Humberstone heritage	Sustainability: Environment and Risk prevention	Expense	Not classified	1	12/31/2014
SQM S.A.	IQWS - Mine Area equity measures Stage II	Sustainability: Environment and Risk prevention	Expense	Not classified	79	10/31/2014
SQM S.A.	IQX6 – Environmental management plan of Tamarugos Pampa del Tamarugal 2013-2014	Sustainability: Environment and Risk prevention	Asset	Not classified	271	4/01/2015
SQM S.A.	IQXB – Environmental management plan of Tamarugos Salar de Llamara 2013-2014	Sustainability: Environment and Risk prevention	Asset	Not classified	214	4/01/2015
SQM S.A.	S0001 – Sumo Project	Environmental processing	Expense	Not classified	16	12/31/2014
SQM Salar S.A.	LQG8 – Waste room Toconao Campsite	Sustainability: Natural Resources	Expense	Not classified	15	12/31/2013
SQM Salar S.A.	LQDM – Certification of tanks	Sustainability: Replacement of equipment	Asset	Not classified	256	12/31/2014
SQM Salar S.A.	LQI6 - EIA Operating maintenance at Salar de Atacama	Environmental processing	Asset	Not classified	557	12/31/2014

F-166

Note 24- Environment (continued)

24.2	Detail of information on disbursements related to the environment, continued

Accumulated expenses as of 6/30/2014, continued

Identification of the Parent or subsidiary	Name of the project with which the disbursement is associated	Concept for which the disbursement was made or will be made	Asset / Expense	Description of the asset or expense Item	Amount of disbursement for the Period	Actual or estimated date on which disbursements were or will be made
SQM Salar S.A.	LQXW – White water	Environmental processing	Asset	Not classified	25	12/31/2015
SIT S.A.	TQQ5 - Environmental curtains Field No. 8	Sustainability: Environment and Risk prevention	Expense	Not classified	221	6/30/2015
SQM Nitratos S.A	IQMH - Normalization Mine NV area operation	Sustainability: Environment and Risk prevention	Asset	Not classified	246	12/31/2014
Total					10,798

F-167

Note 24- Environment (continued)

24.2	Detail of information on disbursements related to the environment, continued

Future expenses as of 6/30/2014

Identification of the Parent or subsidiary	Name of the project with which the disbursement is associated	Concept for which the disbursement was made or will be made	Asset / Expense	Description of the asset or expense Item	Amount of disbursement for the Period	Actual or estimated date on which disbursements were or will be made
SQM Industrial S.A.	IQWZ - Normalization TK NV liquid fuels	Sustainability: Environment and Risk prevention	Asset	Not classified	800	12/01/2015
SQM Industrial S.A.	MP5W - Normalization TK´s Fuels	Sustainability: Environment and Risk prevention	Asset	Not classified	482	12/31/2015
SQM Industrial S.A.	MQBM - Archaeological Digging Deployment Maria Elena - Toco	Sustainability: Environment and Risk prevention	Expense	Not classified	63	12/31/2014
SQM Industrial S.A.	MQK2 – Elimination of PCBs I	Sustainability: Environment and Risk prevention	Expense	Not classified	33	12/31/2014
SQM Industrial S.A.	PPZU - Standardize and certify Plant Fuel Tanks	Environmental processing	Asset	Not classified	587	12/01/2015
SQM Industrial S.A.	PQLV – Pedro de Valdivia mine site DIA	Environmental processing	Asset	Not classified	3	12/01/2014
SQM S.A.	IPFT - Cultural Heritage Region I	Sustainability:	Expense	Not classified	1	12/31/2014
SQM S.A.	IQ1M - PSA Re-injection of water to Puquios Llamara	Sustainability: Environment and Risk prevention	Asset	Not classified	177	12/31/2014
SQM S.A.	IQ3S- Hazardous Materials Management Standardization	Sustainability:	Asset - Expense	Not classified	5	12/31/2014
SQM S.A.	IQOW- Deposit authorization for Humberstone heritage	Sustainability: Environment and Risk prevention	Expense	Not classified	10	12/31/2014
SQM S.A.	IQWS - Mine Area equity measures Stage II	Sustainability: Environment and Risk prevention	Expense	Not classified	29	10/31/2014
SQM S.A.	IQX6 – Environmental management plan of Tamarugos Pampa del Tamarugal 2013-2014	Sustainability: Environment and Risk prevention	Asset	Not classified	517	4/01/2015
SQM S.A.	IQXB – Environmental management plan of Tamarugos Salar de Llamara 2013-2014	Sustainability: Environment and Risk prevention	Asset	Not classified	193	4/01/2015
SQM Salar S.A.	LQDM – Certification of tanks	Sustainability: Replacement of equipment	Asset	Not classified	94	12/31/2014
SQM Salar S.A.	LQI6 - EIA Operating maintenance at Salar de Atacama	Environmental processing	Asset	Not classified	38	12/31/2014
SIT S.A.	TQQ5 - Environmental curtains Field No. 8	Sustainability: Environment and Risk prevention	Expense	Not classified	9	6/30/2015
SQM Nitratos S.A	IQMH - Normalization Mine NV area operation	Sustainability: Environment and Risk prevention	Asset	Not classified	5	12/31/2014
SQM Industrial S.A.	PQXM – Elaboration DIA Operation with batteries in PV	Environmental processing	Asset	Not classified	199	12/01/2014
SQM S.A.	I0032- Hazardous Materials Standardization	Sustainability:	Asset	Not classified	100	12/31/2014
SQM Industrial S.A.	J0006 – Gas scrubbing system NPT III Boilers	Sustainability: Environment and Risk prevention	Asset	Not classified	250	12/31/2014
SQM Salar S.A.	LQXW – White water	Environmental processing	Asset	Not classified	27	12/31/2015

F-168

Note 24- Environment (continued)

24.2	Detail of information on disbursements related to the environment, continued

Future expenses as of 6/30/2014

Identification of the Parent or subsidiary	Name of the project with which the disbursement is associated	Concept for which the disbursement was made or will be made	Asset / Expense	Description of the asset or expense Item	Amount of disbursement for the Period	Actual or estimated date on which disbursements were or will be made
SQM S.A.	I0042 - Mine Area equity measures Stage III	Sustainability: Environment and Risk prevention	Expense	Not classified	400	3/31/2015
SQM Industrial S.A.	I0002 - TAS New Iris	Sustainability and Environment	Asset	Not classified	60	12/31/2015
SQM Industrial S.A.	M0006 - Maintenance to main streets of town ME and trash can ME	Sustainability:	Asset	Not classified	150	12/31/2015
Total					4,232

F-169

Note 24- Environment (continued)

24.2	Detail of information on disbursements related to the environment, continued

Accumulated expenses as of 12/31/2013

Identification of the Parent or subsidiary	Name of the project with which the disbursement is associated	Concept for which the disbursement was made or will be made	Asset / Expense	Description of the asset or expense Item	Amount of disbursement for the Period	Actual or estimated date on which disbursements were or will be made
Others	Environmental-operational area	Not classified	Expense	Not-classified	1,753	12/31/2013
SQM Industrial S.A.	CQLX-S Carmen and Lagarto hazardous waste yard	Sustainability	Asset/expense	Not classified	98	12/31/2012
SQM Industrial S.A.	FP55 - FPXA-EIA Pampa Blanca Expansion	Environmental processing	Asset	Not classified	1,493	12/30/2012
SQM Industrial S.A.	IQWZ - Normalization TK NV liquid fuels	Sustainability: Environment and Risk prevention	Asset	Not classified	24	1/04/2014
SQM Industrial S.A.	JQ8K – DIA Line 4 Floor Drying, Coya Sur	Environmental processing	Asset	Not classified	32	1/09/2012
SQM Industrial S.A.	JQB6 - DIA Plant NPT4, Coya Sur	Environmental processing	Asset	Not classified	84	4/30/2012
SQM Industrial S.A.	JQH9 – Purchase of Bertrams Boiler	Sustainability: Environment and Risk prevention	Asset	Development	612	1/08/2013
SQM Industrial S.A.	MNYS - Measures of Technological Change Cultural Heritage Dissemination Maria Elena	Environmental processing	Expense	Not classified	37	12/31/2012
SQM Industrial S.A.	MP5W - Normalization TK´s Combustibles	Sustainability: Environment and Risk prevention	Asset	Not classified	2,114	6/30/2008
SQM Industrial S.A.	MPQU - Construction of Hazardous Chemical Supplies warehouse	Sustainability: Environment and Risk prevention	Asset	Development	449	12/15/2010
SQM Industrial S.A.	MQA8- Normalization gas system, external cafeterias (Stage 1: projects)	Sustainability: Environment and Risk prevention	Asset/Expense	Not classified	139	12/31/2012
SQM Industrial S.A.	MQBM-Archaeological Digging Deployment Maria Elena - Toco	Sustainability: Environment and Risk prevention	Expense	Not classified	14	12/31/2012
SQM Industrial S.A.	MQHF -Sustaining of batteries ME	Sustainability: Environment and Risk prevention	Asset/Expense	Not classified	310	1/08/2013
SQM Industrial S.A.	MQK2-Elimination of PCBs I	Sustainability: Environment and Risk prevention	Expense	Not classified	17	3/31/2014
SQM Industrial S.A.	PPC1-Remove switches park PCB sub 3 and 1/12 Pedro de Valdivia	Sustainability: Environment and Risk prevention	Expense	Not classified	147	5/31/2009
SQM Industrial S.A.	PPZU - Standardize and certify Plant Fuel Tanks	Environmental processing	Asset	Not classified	2,644	1/07/2011
SQM Industrial S.A.	PQLV-DIA Pedro de Valdivia Mine	Environmental processing	Asset	Not classified	271	1/06/2013
SQM Industrial S.A.	SQ7X-Reach 2011-2013	Sustainability: Environment and Risk prevention	Expense	Not classified	341	1/31/2014
SQM Industrial S.A.	TQA2 - Drainage Improvement Villa Prat	Sustainability: Environment and Risk prevention	Expense	Not classified	17	12/31/2012
SQM Industrial S.A.	PQXM – Elaboration DIA Operation with batteries in PV	Environmental processing	Asset	Not classified	89	12/01/2014

F-170

Note 24- Environment (continued)

24.2	Detail of information on disbursements related to the environment, continued

Accumulated expenses as of 12/31/2013 (continued)

Identification of the Parent or subsidiary	Name of the project with which the disbursement is associated	Concept for which the disbursement was made or will be made	Asset / Expense	Description of the asset or expense Item	Amount of disbursement for the Period	Actual or estimated date on which disbursements were or will be made
SQM S.A.	IP83-DIA Expansion TLN-15	Environmental Processing	Asset	Not Classified	23	12/31/2009
SQM S.A.	IPFT-Cultural Heritage Region I	Sustainability	Expense	Not classified	174	12/31/2012
SQM S.A.	IPXE-Environmental monitoring plan Llamara Salt Flat	Cost Reduction	Expense	Not classified	1,013	12/31/2012
SQM S.A.	IPXF-Environmental monitoring plan Pampa del Tamarugal	Sustainability: Environment and Risk prevention	Expense	Not Classified	951	12/31/2012
SQM S.A.	IQ1M-PSA Re-injection of water to Puquíos Llamara	Sustainability: Environment and Risk prevention	Asset	Not Classified	2,320	3/31/2013
SQM S.A.	IQ3S-Hazardous Materials Management Standardization	Sustainability	Asset-Expense	Not Classified	378	12/30/2012
SQM S.A.	IQ54-Cultural heritage Pampa Hermosa	Minor projects (between ThUS$50 and ThUS$299)	Asset	Not Classified	506	12/31/2012
SQM S.A.	IQOW-Deposit authorization for Humberstone heritage	Sustainability: Environment and Risk prevention	Expense	Not Classified	1	12/31/2012
SQM S.A.	IQPJ-Mine Area equity measures Stage I	Sustainability	Expense	Not Classified	110	3/31/2013
SQM S.A.	IQWS - Mine Area equity measures Stage II	Sustainability: Environment and Risk prevention	Expense	Not Classified	79	4/30/2014
SQM S.A.	IQX6 – Environmental management plan of Tamarugos Pampa del Tamarugal 2013-2014	Sustainability: Environment and Risk prevention	Asset	Not Classified	193	4/01/2015
SQM S.A.	IQXB - Environmental management plan of Tamarugos Llamara Salt Flat 2013-2014	Sustainability: Environment and Risk prevention	Asset	Not Classified	141	4/01/2015
SQM S.A.	MQLQ- Gas scrubbing system	Not Classified	Asset	Development	468	1/01/2013
SQM Salar S.A	LQG8 – Waste room Toconao Campsite	Sustainability: Natural Resources	Expense	Not Classified	15	12/31/2012
SQM Salar S.A.	LQDM – Certification of tanks	Sustainability: Replacement of equipment	Asset	Not classified	256	3/31/2014
SQM Salar S.A.	LQI6-EIA Operating maintenance at Salar de Atacama	Environmental processing	Asset	Not classified	466	12/31/2013
SQM Salar S.A.	LQNI-DIA KCI Floor Drying and compacting expansion	Environmental processing	Asset	Not classified	59	3/30/2014
SIT S.A.	TPYX - Enabling the dust collector of the crib and court seal 3 Tocopilla	Sustainability: Environment and Risk prevention	Asset / Expense	Development	1,708	12/31/2011

F-171

Note 24- Environment (continued)

24.2	Detail of information on disbursements related to the environment, continued

Accumulated expenses as of 12/31/2013, continued

Identification of the Parent or subsidiary	Name of the project with which the disbursement is associated	Concept for which the disbursement was made or will be made	Asset / Expense	Description of the asset or expense Item	Amount of disbursement for the Period	Actual or estimated date on which disbursements were or will be made
SIT S.A.	TQAV - Paving paths IV	Sustainability:	Asset	Development	3	12/01/2011
SIT S.A.	TQQ5- Environmental curtains Field No. 8	Sustainability: Environment and Risk prevention	Expense	Not classified	221	4/27/2013
SQM Nitratos S.A.	IQMH - Normalization Mine NV area operation	Sustainability: Environment and Risk prevention	Asset	Not classified	222	12/31/2012
SQM Nitratos S.A.	PQI9 – Mine waste water treatment plant	Sustainability: Environment and Risk prevention	Asset	Not classified	51	8/01/2013
Total					20,043

F-172

Note 24- Environment (continued)

24.2	Detail of information on disbursements related to the environment, continued

Future expenses as of 12/31/2013

Identification of the Parent or subsidiary	Name of the project with which the disbursement is associated	Concept for which the disbursement was made or will be made	Asset / Expense	Description of the asset or expense Item	Amount of disbursement for the Period	Actual or estimated date on which disbursements were or will be made
SQM Industrial S.A.	FP55 - FPXA-EIA Pampa Blanca Expansion	Environmental processing	Asset	Not classified	1	12/30/2012
SQM Industrial S.A.	IQWZ - Normalization TK NV liquid fuels	Sustainability: Environment and Risk prevention	Asset	Not classified	800	4/01/2014
SQM Industrial S.A.	MP5W - Normalization TK´s Combustibles	Sustainability: Environment and Risk prevention	Asset	Not classified	795	6/30/2008
SQM Industrial S.A.	MQBM-Archaeological Digging Deployment Maria Elena - Toco	Sustainability: Environment and Risk prevention	Expense	Not classified	63	12/31/2012
SQM Industrial S.A.	MQK2-Elimination of PCBs I	Sustainability: Environment and Risk prevention	Expense	Not classified	33	3/31/2014
SQM Industrial S.A.	PPZU - Standardize and certify Plant Fuel Tanks	Environmental processing	Asset	Not classified	533	7/01/2011
SQM Industrial S.A.	PQLV-DIA Pedro de Valdivia Mine	Environmental processing	Asset	Not classified	103	6/01/2013
SQM S.A.	IP83-DIA Expansion TLN-15	Environmental Processing	Asset	Not Classified	0	12/31/2009
SQM S.A.	IPFT-Cultural Heritage Region I	Sustainability	Expense	Not classified	1	12/31/2012
SQM S.A.	IQ1M-PSA Re-injection of water to Puquíos Llamara	Sustainability: Environment and Risk prevention	Asset	Not Classified	300	3/31/2013
SQM S.A.	IQ3S-Hazardous Materials Management Standardization	Sustainability	Asset-Expense	Not Classified	12	12/30/2012
SQM S.A.	IQOW-Deposit authorization for Humberstone heritage	Sustainability: Environment and Risk prevention	Expense	Not Classified	10	12/31/2012
SQM S.A.	IQWS - Mine Area equity measures Stage II	Sustainability: Environment and Risk prevention	Expense	Not Classified	29	4/30/2014
SQM S.A.	IQX6 – Environmental management plan of Tamarugos Pampa del Tamarugal 2013-2014	Sustainability: Environment and Risk prevention	Asset	Not Classified	595	4/01/2015
SQM S.A.	IQXB - Environmental management plan of Tamarugos Llamara Salt Flat 2013-2014	Sustainability: Environment and Risk prevention	Asset	Not Classified	266	4/01/2015

F-173

Note 24- Environment (continued)

24.2	Detail of information on disbursements related to the environment, continued

Future expenses as of 12/31/2013

Identification of the Parent or subsidiary	Name of the project with which the disbursement is associated	Concept for which the disbursement was made or will be made	Asset / Expense	Description of the asset or expense Item	Amount of disbursement for the Period	Actual or estimated date on which disbursements were or will be made
SQM Salar S.A.	LQDM – Certification of tanks	Sustainability: Replacement of equipment	Asset	Not Classified	94	3/31/2014
SQM Salar S.A.	LQI6-EIA Operating Maintenance at Salar de Atacama	Environmental Processing	Asset	Not Classified	59	12/31/2013
SIT S.A.	TQQ5- Environmental curtains Field No. 8	Sustainability: Environment and Risk prevention	Expense	Not Classified	90	4/27/2013
SQM Industrial S.A.	PQXM – Elaboration DIA Operation with batteries in PV	Environmental processing	Asset	Not classified	212	12/01/2014
Total					3,996

F-174

Note 24 – Environment (continued)

24.3	Description of each project, indicating whether these are in process or have been finished

SQM Industrial S.A.

IQWZ: Perform an analysis of the Tank facilities (civil works, mechanical work, piping, electrical work and instrumentation) by a company specialized in liquid fuels and that is a Certifying Entity. After that, perform the detail engineering and then implementing the modifications required to normalize the TKs facilities and leave them in conditions to be declared and filed with the SEC. The budget of ThUS$123 only covers expenses related to the analysis and detail engineering. The project is in process.

I0002: The project involves a new waste water treatment plant, for the supervisor role area in the Iris campsite. The project is pending.

J0006: This project is intended to design a rapidly-implemented gas scrubbing system that complies with the standard on the emission of gases involved. This project is in process.

MP5W: Normalization of the fuel storage and distribution system in SQM installations. This project is in process.

MQBM: Implementing archeological measures in Maria Elena – Toco site, such as the archeological registry, analysis of lithic materials, and generation of reports. This project is in process.

MQK2: The project involves the decontamination of equipment and items contaminated with PCBs and/or final disposal in accordance with applicable regulations. This project is in process.

M0006: The project involves the enhancement of the bischofite layer in main streets of the town ME. This project is in process.

PPZU: The necessary actions to normalize and certify fuel tanks in the plants in Maria Elena, Coya Sur and Pedro de Valdivia were performed. This project is in process.

PQLV: Preparation and filing of EID Pedro de Valdivia. This project is in process.

F-175

Note 24 - Environment (continued)

24.3	Description of each project, indicating whether these are in process or have been finished, continued

PQXM: Elaborate a project to enter into the Environmental Impact Assessment System (SEIA), with the intention of obtaining the environmental approval for the operation of Batteries in Pedro de Valdivia. This project is in process.

TQA2: This project aims to improve the sewerage system of Villa Prat. The project is in the finishing stage.

SQM S.A.

IPFT: The project considers the implementation of measures committed in projects in the area of the Nueva Victoria mine, update of operations in Nueva Victoria, evaporation ducts and pits in Iris. The project is in the finishing stage.

IQ1M: To implement environmental commitments included in the EIS of project “Pampa Hermosa” to safeguard the puquíos zone that is in the Salar de Llamara water reservoir. The project is in the finishing stage.

IQ3S: Improvements in the storage installations of hazardous raw materials in Nueva Victoria. This project is in process.

IQOW: Enable a deposit in Humberstone Saltpeter to store material of heritage interest recovered in land campaigns of Project ZMNV (performed and to be performed). The project is in the finishing stage.

IQWS: Implementation of heritage-related environmental commitments, to make available Mining areas in 2013, required to develop the mining exploitation of the VPONV, in compliance with the commitments agreed through the Environmental Assessment System (SEA). The project is in process.

IQX6: Implementation of environmental commitments of the Pampa Hermosa Project at Pampa del Tamarugal considered for the years 2013-2014. The project is in process.

IQXB: Implementation of environmental commitments of the Pampa Hermosa Project at Llamara Saltpeter deposit considered for the years 2013-2014 The project is in process.

I00032: Presenting departures from the standard currently in force with respect to storage of hazardous substances and provisions of SD 78/2010. This project is in process.

F-176

Note 24 - Environment (continued)

24.3	Description of each project, indicating whether these are in process or have been finished, continued

I0042: The project involves the implementation of equity measures under the Environmental Assessment for the mining area. It comprises the implementation of a fence in the exclusion and archaeological working area in the mining areas, required for the exploitation in 2014. This project is in process.

SQM Salar S.A.

LQG8: Increase the capacity of the waste room of Toconao Camp, in order to avoid accumulation of problems and waste handling. This project is in process.

LQDM: Certification of the liquid fuel storage tanks. This project is in process.

LQI6: Preparation and processing of the EIA Update Operations in the Atacama Saltpeter Deposit. This project is in process.

LQXW: Increase the availability of brine ponds. The greater capacity of water wells implies the possibility of re-injecting more water to the saltpeter deposit, resulting in an increase in brine extraction. The expense considered only includes environmental processing. The project is in process.

SIT S.A.

TQQ5: This project aims to contain emissions of particulate material to prevent contamination to adjacent communities. The project is in process.

SQM Nitratos S.A.

IQMH: Creation of an area allowing storing hazardous substances. This project is in process.

F-177

Note 25 -	Other current and non-current non-financial assets

As of June 30, 2014, and December 31, 2013, the detail of other current and non-current assets is as follows:

Other non-financial assets, current	6/30/2014	12/31/2013
	ThUS$	ThUS$
Domestic Value Added Tax	14,079	21,263
Foreign Value Added Tax	6,845	5,842
Prepaid mining licenses	5,060	1,522
Prepaid insurance	2,167	9,767
Other prepayments	271	623
Other assets	7,897	5,213
Total	36,319	44,230

Other non-financial assets, non-current	6/30/2014	12/31/2013
	ThUS$	ThUS$
Stain development expenses and prospecting expenses (1)	32,184	33,388
Guarantee deposits	727	708
Pension plan	1,070	987
Other assets	1,373	1,422
Total	35,354	36,505

1)	Reconciliation of changes in assets for exploration and mineral resource evaluation, by type

Movements in assets for the exploration and evaluation of mineral resources as of June 30, 2014, and December 31, 2013:

Reconciliation	6/30/2014	12/31/2013
	ThUS$	ThUS$

Assets for the exploration and evaluation of mineral resources, net, opening balance	33,388	22,496
Changes in assets for exploration and assessment of mineral resources:
Additions, other than business combinations	1,178	13,064
Depreciation and amortization	(975)	(2,059)
Increase (Decrease) due to transfers and other charges	(1,407)	(113)
Assets for exploration and assessment of mineral resources, net, closing balance	32,184	33,388

As of the presentation date, no reevaluations of assets for exploration and assessment of mineral resources have been conducted.

F-178

Note 26 -	Operating segments

26.1	Operating segments

General information:

The amount of each item presented in each operating segment is equal to that reported to the maximum authority that makes decisions regarding the operation, in order to decide on the allocation of resources to the defined segments and to assess its performance.

Factors used to identify segments on which a report should be presented:

Segments reported are strategic business units that offer different products and services. These are managed separately because each business requires different technology and marketing strategies.

Description of the types of products and services on which each reportable segment obtain its income from ordinary activities

The operating segments, through which incomes of ordinary activities are obtained, that generate expenses and whose operating results are reviewed on a regular basis by the maximum authority who makes decisions regarding operations, relate to the following groups of products:

1.- Specialty plant nutrients

2.- Iodine and its derivatives

3.- Lithium and its derivatives

4.- Industrial chemicals

5.- Potassium

6.- Other products and services

Description of income sources for all the other segments

Information relative to assets, liabilities and profit and expenses that cannot be assigned to the segments indicated above, due to the nature of production processes, is included under "Unassigned amounts” category of the disclosed information.

Basis of accounting for transactions between reportable segments

Sales between segments are made in the same conditions as those made to third parties, and are consistently measures as presented in the income statement.

F-179

Note 26 -	Operating segments (continued)

26.1	Operating segments, continued

Description of the nature of the differences between measurements of results of reportable segments and the result of the entity before the expense or income tax expense of incomes and discontinued operations.

The information reported in the segments is extracted from the Company´s consolidated financial statements and therefore is not required to prepare reconciliations between the data mentioned above and those reported in the respective segments, according to what is stated in paragraph 28 of IFRS 8, "Operating Segments".

Description of the nature of the differences between measurements of assets of reportable segments and the Company´s assets

Assets are not shown classified by segments, as this information is not readily available, some of these assets are not separable by the type of activity to which these are affect and since this information is not used by management in decisions making with respect to resources to be allocated to each defined segment. All assets are disclosed in the "unallocated amounts" category.

Description of the nature of the differences between measurements of liabilities of reportable segments and the Company´s liabilities

Liabilities are not shown classified by segments, as this information is not readily available, some of these liabilities are not separable by the type of activity to which these are affected and since this information is not used by management in decisions making regarding resources to be allocated to each defined segment. All liabilities are disclosed in the "unallocated amounts" category.

F-180

Note 26 -	Operating segments (continued)

26.2	Operating segment disclosures as of June 30, 2014 and June 30, 2013:

6/30/2014
Operating segment items	Specialty plant nutrients	Iodine and its derivatives	Lithium and its derivatives	Industrial chemicals	Potassium	Other products and services	Reportable segments	Operating segments	Elimination of inter- segments amounts	Unallocated amounts	Significant reconciliation entries	Total 6/30/2014
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Revenue	379,484	183,304	104,131	60,648	299,600	29,206	1,056,373	1,056,373	-	-	-	1,056,373
Revenues from transactions with other operating segments of the same entity	21,417	294,677	56,826	151,280	167,712	136,865	828,777	828,777	(828,777)	-	-	-

Revenues from external customers and transactions with other operating segments of the same entity	400,901	477,981	160,957	211,928	467,312	166,071	1,885,150	1,885,150	(828,777)	-	-	1,056,373

Costs of sales	(295,582)	(103,623)	(59,919)	(36,209)	(234,923)	(25,946)	(756,202)	(756,202)	-	-	-	(756,202)
Administrative expenses	-	-	-	-	-	-	-	-	3,993	(48,834)	-	(44,841)
Interest expense	-	-	-	-	-	-	-	-	89,815	(120,672)	-	(30,857)
depreciation and amortization expense	(45,344)	(15,896)	(9,192)	(5,554)	(36,038)	(3,980)	(116,004)	(116,004)	-	(154)	-	(116,158)
The entity’s interest in the profit or loss of associates and joint ventures accounted for by the equity method	-	-	-	-	-	-	-	-	-	8,842	-	8,842
income tax expense, continuing operations	-	-	-	-	-	-	-	-	-	(57,706)	-	(57,706)
Other items other than significant cash	-	-	-	-	-	-	-	-	-	-	-
Income (loss) before taxes	83,902	79,681	44,212	24,439	64,677	3,260	300,171	300,171	(200,276)	111,656	-	211,551

Net income (loss) from continuing operations	83,902	79,681	44,212	24,439	64,677	3,260	300,171	300,171	(200,276)	53,950	-	153,845
Net income (loss) from discontinued operations
Net income (loss)	83,902	79,681	44,212	24,439	64,677	3,260	300,171	300,171	(200,276)	53,950	-	153,845

Assets	-	-	-	-	-	-	-	-	(7,421,546)	12,109,503	-	4,687,957
Equity-accounted investees	-	-	-	-	-	-	-	-	(3,559,453)	3,637,722	-	78,269
Increase of non-current assets	-	-	-	-	-	-	-	-	-	(85,111)	-	(85,111)
Liabilities	-	-	-	-	-	-	-	-	(3,567,432)	5,743,344	-	2,175,912
Impairment loss recognized in profit or loss	-	-	(938)	-	-	(54)	(992)	(992)	-	(277)	-	(1,269)
Reversal of impairment losses recognized in profit or loss for the period	8,195	26	-	2,081	1,974	-	12,276	12,276	-	-	-	12,276
Cash flows from (used in) operating activities	-	-	-	-	-	-	-	-	-	-	-	-
Cash flows from (used in) investing activities	-	-	-	-	-	-	-	-	-	-	-	-
Cash flows from (used in) financing activities	-	-	-	-	-	-	-	-	-	-	-	-

F-181

Note 26 -	Operating segments (continued)

26.2	Operating segment disclosures as of June 30, 2014 and June 30, 2013:

6/30/2013
Operating segment items	Specialty plant nutrients	Iodine and its derivatives	Lithium and its derivatives	Industrial chemicals	Potassium	Other products and services	Reportable segments	Operating segments	Elimination of inter- segments amounts	Unallocated amounts	Significant reconciliation entries	Total 6/30/2013
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Revenue	378,572	254,646	92,351	109,827	317,023	37,437	1,189,856	1,189,856	-	-	-	1,189,856
Revenues from transactions with other operating segments of the same entity	80,578	364,616	76,108	120,591	259,773	204,960	1,106,626	1,106,626	(1,106,626)	-	-	-

Revenues from external customers and transactions with other operating segments of the same entity	459,150	619,262	168,459	230,418	576,796	242,397	2,296,482	2,296,482	(1,106,626)	-	-	1,189,856

Interest revenue	-	-	-	-	-	-	-	-	-	-	-	-
Interest expense	-	-	-	-	-	-	-	-	91,626	(119,057)	-	(27,431)
depreciation and amortization expense	(33,185)	(22,323)	(8,096)	(9,628)	(27,791)	(3,281)	(104,304)	(104,304)	-	-	-	(104,304)
The entity’s interest in the profit or loss of associates and joint ventures accounted for by the equity method	-	-	-	-	-	-	-	-	-	9,993	-	9,993
income tax expense, continuing operations	-	-	-	-	-	-	-	-	-	(80,147)	-	(80,147)
Other items other than significant cash	-	-	-	-	-	-	-	-	-		-	-
Income (loss) before taxes	100,747	148,545	46,621	32,271	95,329	3,190	426,703	426,703	(404,599)	319,683	-	341,787

Net income (loss) from continuing operations	100,747	148,545	46,621	32,271	95,329	3,190	426,703	426,703	(404,599)	239,536	-	261,640
Net income (loss) from discontinued operations
Net income (loss)	100,747	148,545	46,621	32,271	95,329	3,190	426,703	426,703	(404,599)	239,536	-	261,640

Assets	-	-	-	-	-	-	-	-	(8,294,938)	13,089,641	-	4,794,703
Equity-accounted investees	-	-	-	-	-	-	-	-	(3,848,138)	3,920,327	-	72,189
Increase of non-current assets	-	-	-	-	-	-	-	-		116,473	-	116,473
Liabilities	-	-	-	-	-	-	-	-	(4,033,319)	6,450,966	-	2,417,647
Impairment loss recognized in profit or loss	(11,589)	(1,262)	(458)	(2,944)	(5,667)	(191)	(22,111)	(22,111)	-	(1,200)	-	(23,311)
Cash flows from (used in) operating activities	-	-	-	-	-	-	-	-	-	324,417	-	324,417
Cash flows from (used in) investing activities	-	-	-	-	-	-	-	-	-	(484,160)	-	(484,160)
Cash flows from (used in) financing activities	-	-	-	-	-	-	-	-	-	217,318	-	217,318

F-182

Note 26 -	Operating segments (continued)

26.3	Statement of comprehensive income classified by operating segments based on groups of products as of June 30, 2014:

Items in the statement of comprehensive income	Specialty plant nutrients ThUS$	Iodine and its derivatives ThUS$	Lithium and its derivatives ThUS$	Industrial chemicals ThUS$	Potassium ThUS$	Other products and services ThUS$	Corporate Unit ThUS$	Total segments and Corporate unit ThUS$

Revenue	379,484	183,304	104,131	60,648	299,600	29,206	-	1,056,373
Cost of sales	(295,582)	(103,623)	(59,919)	(36,209)	(234,923)	(25,946)	-	(756,202)

Gross profit	83,902	79,681	44,212	24,439	64,677	3,260	-	300,171

Other incomes by function	-	-	-	-	-	-	5,271	5,271
Administrative expenses	-	-	-	-	-	-	(44,841)	(44,841)
Other expenses by function	-	-	-	-	-	-	(29,895)	(29,895)
Other gains (losses)	-	-	-	-	-	-	464	464
Financial income	-	-	-	-	-	-	6,706	6,706
Financial costs	-	-	-	-	-	-	(30,857)	(30,857)
interest in the profit or loss of associates and joint ventures accounted for by the equity method	-	-	-	-	-	-	8,842	8,842
Exchange differences	-	-	-	-	-	-	(4,310)	(4,310)
Profit (loss )before taxes	83,902	79,681	44,212	24,439	64,677	3,260	(88,620)	211,551
Income tax expense	-	-	-	-	-	-	(57,706)	(57,706)
Profit (loss )from continuing operations	83,902	79,681	44,212	24,439	64,677	3,260	(146,326)	153,845
Profit (loss ) from discontinued operations	-	-	-	-	-	-	-	-
Profit (loss)	83,902	79,681	44,212	24,439	64,677	3,260	(146,326)	153,845
Profit (loss, attributable to
Profit (loss ) attributable to the controller´s owners	-	-	-	-	-	-	-	152,067
Profit (loss ) attributable to the non-controllers	-	-	-	-	-	-	-	1,778
Profit (loss)	-	-	-	-	-	-	-	153,845

F-183

Note 26 -	Operating segments (continued)

26.3	Statement of comprehensive income classified by operating segments based on groups of products as of June 30, 2013:

Items in the statement of comprehensive income	Specialty plant nutrients ThUS$	Iodine and its derivatives ThUS$	Lithium and its derivatives ThUS$	Industrial chemicals ThUS$	Potassium ThUS$	Other products and services ThUS$	Corporate Unit ThUS$	Total segments and Corporate unit ThUS$

Revenue	378,572	254,646	92,351	109,827	317,023	37,437	-	1,189,856
Cost of sales	(277,825)	(106,101)	(45,730)	(77,555)	(221,694)	(34,248)	-	(763,153)

Gross profit	100,747	148,545	46,621	32,272	95,329	3,189	-	426,703

Other incomes by function	-	-	-	-	-	-	8,961	8,961
Administrative expenses	-	-	-	-	-	-	(50,678)	(50,678)
Other expenses by function	-	-	-	-	-	-	(24,604)	(24,604)
Other gains (losses)	-	-	-	-	-	-	291	291
Financial income	-	-	-	-	-	-	7,394	7,394
Financial costs	-	-	-	-	-	-	(27,431)	(27,431)
interest in the profit or loss of associates and joint ventures accounted for by the equity method	-	-	-	-	-	-	9,993	9,993
Exchange differences	-	-	-	-	-	-	(8,842)	(8,842)
Profit (loss )before taxes	100,747	148,545	46,621	32,272	95,329	3,189	(84,916)	341,787
Income tax expense	-	-	-	-	-	-	(80,147)	(80,147)
Profit (loss )from continuing operations	100,747	148,545	46,621	32,272	95,329	3,189	(165,063)	261,640
Profit (loss ) from discontinued operations	-	-	-	-	-	-	-	-
Profit (loss)	100,747	148,545	46,621	32,272	95,329	3,189	(165,063)	261,640
Profit (loss, attributable to
Profit (loss ) attributable to the controller´s owners	-	-	-	-	-	-	-	259,232
Profit (loss ) attributable to the non controllers	-	-	-	-	-	-	-	2,408
Profit (loss)	-	-	-	-	-	-	-	261,640

F-184

Note 26 -	Operating segments (continued)

26.4	Revenue from transactions with other operating segments of the Company as of June 30, 2014

Items in the statement of comprehensive income	Specialty plant nutrients ThUS$	Iodine and its derivatives ThUS$	Lithium and its derivatives ThUS$	Industrial chemicals ThUS$	Potassium ThUS$	Other products and services ThUS$	Total segments and Corporate unit ThUS$

Revenue	379,484	183,304	104,131	60,648	299,600	29,206	1,056,373

26.4	Revenue from transactions with other operating segments of the Company as of June 30, 2013

Items in the statement of comprehensive income	Specialty plant nutrients ThUS$	Iodine and its derivatives ThUS$	Lithium and its derivatives ThUS$	Industrial chemicals ThUS$	Potassium ThUS$	Other products and services ThUS$	Total segments and Corporate unit ThUS$

Revenue	378.572	254.646	92.351	109.827	317.023	37.437	1.189.856

F-185

Note 26 -	Operating segments (continued)

26.5	Disclosures on geographical areas

As indicated in paragraph 33 of IFRS 8, the entity discloses geographical information on its revenue from operating activities with external customers and from non-current assets that are not financial instruments, deferred income tax assets, assets related to post-employment benefits or rights derived from insurance contracts.

26.6	Disclosures on main customers

With respect to the degree of dependency of the Company on its customers, in accordance with paragraph N° 34 of IFRS N° 8, the Company has no external customers who individually represent 10% or more of its revenue. Credit risk concentrations with respect to trade and other accounts receivable are limited due to the significant number of entities in the Company’s portfolio and its worldwide distribution. The Company’s policy requires guarantees (such as letters of credit, guarantee clauses and others) and/or to maintain insurance policies for certain accounts as deemed necessary by the Company's Management.

F-186

Note 26 -	Operating segments (continued)

26.7	Segments by geographical areas as of June 30, 2014 and June 30, 2013

Items	Chile	Latin America and the Caribbean	Europe	North America	Asia and others	6/30/2014
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Revenue	72,948	195,242	254,105	281,101	252,977	1,056,373

Non-current assets:	2,131,327	426	37,084	15,787	40,916	2,225,540
Investment accounted for under the equity method	1,413	-	24,489	12,319	40,048	78,269
Intangible assets other than goodwill	103,952	-	-	286	2	104,240
Goodwill	26,929	86	11,373	-	-	38,388
Property, plant and equipment, net	1,964,954	135	1,222	2,112	866	1,969,289
Investment property	-	-	-	-	-	-
Other non-current assets	34,079	205	-	1,070	—	35,354

Items	Chile	Latin America and the Caribbean	Europe	North America	Asia and others	6/30/2013
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Revenue	84,877	203,343	319,082	317,308	265,246	1,189,856

Non-current assets:	2,168,752	459	34,318	15,749	35,866	2,255,144
Investment accounted for under the equity method	1,196	-	22,669	13,147	35,177	72,189
Intangible assets other than goodwill	27,849	-	-	347	4	28,200
Goodwill	26,929	86	11,373	-	-	38,388
Property, plant and equipment, net	2,092,452	171	276	2,255	685	2,095,839
Investment property	-	-	-	-	-	-
Other non-current assets	20,326	202	-	-	-	20,528

F-187

Note 26 - Operating segments (continued)

26.8	Property, plant and equipment classified by geographical areas

The company's main productive facilities are located near their mines and extraction facilities in northern Chile. The following table presents the main production facilities as of June 30, 2014 and December 31, 2013:

Location	Products:
Pedro de Valdivia	Production of iodine and nitrate salts
María Elena	Production of iodine and nitrate salts
Coya Sur	Production of nitrate salts
Nueva Victoria	Production of iodine and nitrate salts
Salar de Atacama	Potassium chloride, Lithium chloride, boric acid potassium sulfate
Salar del Carmen	Production of Lithium carbonate and lithium hydroxide
Tocopilla	Port facilities

F-188

Note 27 - Gains (losses) from operating activities in the statement of income by function of expenses, included according to their nature

		6/30/2014	6/30/2013
		ThUS$	ThUS$
27.1	Revenue

	Products	1,052,510	1,184,635
	Services	3,863	5,221

	Total	1,056,373	1,189,856

		6/30/2014	6/30/2013
		ThUS$	ThUS$
27.2	Cost of sales

	Raw material and supplies	(310,101)	(433,358)

	Types of employee benefits expenses
	Salaries and wages	(54,448)	(73,276)
	Other short-term employee benefits	(31,717)	(15,257)
	Termination benefit expenses	(4,961)	(3,214)
	Total employee benefits expenses	(91,126)	(91,747)

	Depreciation expense	(116,004)	(104,113)
	Impairment loss (review of impairment losses) recognized in profit or loss for the year	11,283	(22,111)

	Changes in inventories for the period	18,014	196,979
	Other expenses, by nature (*)	(268,268)	(308,803)

	Total	(756,202)	(763,153)

(*)	Include the variation of finished and products in-process

F-189

Note 27 - Gains (losses) from operating activities in the statement of income by function of expenses, included according to their nature (continued)

		6/30/2014	6/30/2013
		ThUS$	ThUS$
27.3	Other income

	Discounts obtained from suppliers	306	698
	Compensation received and insurance claim recovery	-	3,892
	Penalties charged to suppliers	211	250
	Taxes recovered	2	6
	Insurance recoveries	356	840
	Excess in the provision of liabilities with 3rd parties	1,308	565
	Excess in allowance for doubtful accounts	182	-
	Sale of Property, plant and equipment	68	98
	Sale of materials, spare parts and supplies	582	819
	Sale of mining concessions	-	486
	Sale of scrap	59	12
	Excess indemnity provision Yara South Africa	-	118
	Discounts to customers	1	-
	Lowest Price paid in portfolio purchase	-	716
	Lowest Price in goodwill purchases	176	227
	Miscellaneous services	131	87
	Option Agreements on Mineral Rights	1,502	-
	Other operating results	387	147

	Total	5,271	8,961

		6/30/2014	6/30/2013
		ThUS$	ThUS$
27.4	Administrative expenses

	Employee benefit expenses by nature
	Salaries and wages	(21,358)	(23,520)
	Other short-term benefits to employees	(2,029)	(1,376)

	Total employee benefit expenses	(23,387)	(24,896)

	Other expenses, by nature	(21,454)	(25,782)

	Total	(44,841)	(50,678)

F-190

Nota 27 - Gains (losses) from operating activities in the statement of income by function of expenses, included according to their nature (continued)

		6/30/2014	6/30/2013
		ThUS$	ThUS$
27.5	Other expenses by function

	Employee benefit expenses by nature
	Other short-term benefits to employees	-	(6)

	Depreciation and amortization expenses
	Depreciation of stopped assets	(154)	(193)

	Impairment loss (review of impairment losses) recognized in profit or loss for the year
	Impairment of allowance for doubtful accounts	(277)	(1,200)

	Subtotal to date	(277)	(1,200)

	Other expenses, by nature
	Legal Expenses	(5,038)	(3,306)
	Worksite stoppage expenses	(168)	(43)
	VAT and other unrecoverable tax	(632)	(544)
	Fines paid	(78)	(187)
	Advisory services	(2)	-
	Provisions, investment plan expenses, materials and closing sales	(22,177)	(12,832)
	Donations rejected as expense	(888)	(1,640)
	Provision for work closing	-	(117)
	Indemnities paid	-	(146)
	Other operating expenses	(481)	(4,390)

	Subtotal to date	(29,464)	(23,205)

	Total	(29,895)	(24,604)

		6/30/2014	6/30/2013
		ThUS$	ThUS$
27.6	Other income (expenses)

	Adjustment of Equity Method, prior year	464	(62)
	Other	-	353

	Total	464	291

F-191

Note 27 - Gains (losses) from operating activities in the statement of income by function of expenses, included according to their nature (continued)

27.7	Summary of expenses by nature :	January to June		April to June
		2014	2013	2014	2013
		ThUS$	ThUS$	ThUS$	ThUS$

	Raw material and supplies used	(310,101)	(433,358)	(164,898)	(211,585)

	Types of employee benefits expenses

	Salaries and wages	(75,806)	(96,796)	(40,319)	(51,771)
	Other short-term employee benefits	(33,746)	(16,639)	(15,252)	3,115
	Termination benefit expenses	(4,961)	(3,214)	(2,271)	(1,955)
	Total employee benefit expenses	(114,513)	(116,649)	(57,842)	(50,611)
	Depreciation and amortization expenses
	Depreciation expense	(116,158)	(104,306)	(59,278)	(52,652)
	Impairment loss (reversal of impairment losses) recognized in profit or loss for the year	11,006	(23,311)	4,335	(15,123)
	Other expenses, by nature	(301,172)	(160,811)	(137,428)	(87,376)

	Total expenses, by nature	(830,938)	(838,435)	(415,111)	(417,347)

This table corresponds to the summary from Note 27.2 to 27.6 required by the Chilean Superintendence of Securities and Insurance

27.8	Finance expenses	January to June
		2014	2013
		ThUS$	ThUS$

	Interest expense from bank borrowings and overdrafts	(1,341)	(1,534)
	Interest expense from bonds	(29,636)	(30,083)
	Interest expense from loans	(4,021)	(4,452)
	Capitalized interest expenses	4,836	9,144
	Other finance costs	(695)	(506)

	Total	(30,857)	(27,431)

F-192

Nota 28 - Income tax and deferred taxes

Accounts receivable from taxes as of June 30, 2014 and December 31, 2013, are as follows:

28.1	Current tax assets:

	6/30/2014	12/31/2013
	ThUS$	ThUS$
Monthly provisional income tax payments, Chilean companies current year	20,164	44,018
Monthly provisional payment Royalty	3,073	10,417
Monthly provisional income tax payments, foreign companies	1,800	1,444
Corporate tax credits (1)	312	2,025
Corporate tax absorbed by tax losses (2)	28	1,572
Total	25,377	59,476

(1)	These credits are available to companies and relate to the corporate tax payment in April of the following year. These credits include, amongst others, training expense credits (SENCE) and property, plant and equipment acquisition credits that are equivalent to 4% of the property, plant and equipment purchases made during the year. In addition, some credits relate to the donations the Group has made during 2014 and 2013.

(2)	This concept corresponds to the absorption of non-operating losses (NOL’s) determined by the company at year end, which must be imputed or recorded in the Retained Taxable Profits Registry (FUT).

In accordance with the laws in force and as provided by article 31, No. 3 of the Income Tax Law, when profits recorded in the FUT that have not been withdrawn or distributed are totally or partially absorbed by NOL’s, the corporate tax paid on such profits (20%, 17%, 16.5%, 16%, 15%, 10% depending on the year in which profits were generated) will be considered to be a provisional payment with respect to the portion representing the absorbed accumulated tax profits.

F-193

Note 28 - Income tax and deferred taxes (continued)

28.1	Current tax assets, continued

Taxpayers are entitled to apply for a refund of this monthly provisional income tax payments on the absorbed profits recorded in the FUT registry via their tax returns (Form 22).

Therefore, the provisional payment for absorbed profits (PPAP) recorded in the FUT is in effect a recoverable tax, and as such the Company records it as an asset.

28.2	Current tax liabilities:

Current tax liabilities	6/30/2014	12/31/2013
	ThUS$	ThUS$
1st Category income tax	6,642	21,466
Foreign company income tax	17,235	10,113
Article 21 Single Tax	41	128
Total	23,918	31,707

Income tax is determined on the basis of the determination of tax result to which the tax rate currently in force in Chile is applied. As established by Law 20.630, beginning on 2012 and after this tax rate is 20%.

The provision for royalty is determined by applying the tax rate determined for the Net operating income (NOI).

In conclusion, both concepts represent the estimated amount the Company will have to pay for income tax and specific tax on mining.

28.3	Tax earnings

As of June 30, 2014, and December 31, 2013, the Company and its subsidiaries have recorded the following consolidated balances for retained tax earnings, income not constituting revenue subject to income tax, accumulated tax losses and credit for shareholders:

	6/30/2014 ThUS$	12/31/2013 ThUS$
Taxable profits with credit rights (1)	1,408,786	1,321,643
Taxable profits without credit right(1)	41,305	90,628
Taxable loss	7,821	7,425
Credit for shareholders	344,519	321,006

F-194

Note 28 - Income tax and deferred taxes (continued)

28.3	Tax earnings, continued

The Retained Taxable Profits Registry (FUT) is a chronological registry where the profits generated and distributed by the company are recorded. The object of the FUT is to control the accumulated tax profits of the company that may be distributed, withdrawn or remitted to the owners, shareholders or partners, and the final taxes that must be imposed, called in Chile Global Aggregate Tax (that levies persons resident or domiciled in Chile), or Withholding Tax (that levies persons “Not” resident or domiciled in Chile).

The FUT Register contains profits with credit rights and profits without credit rights, which arise out of the inclusion of the net taxable income determined by the company or the profits received by the company that may be dividends received or withdrawals made during the period.

Profits without credit rights represent the tax payable by the company within the year and filed the following year, therefore they will be deducted from the FUT Registry the following year.

Profits with credit rights may be used to reduce the final tax burden of owners, shareholders or partners, which upon withdrawal are entitled to use the credits associated with the relevant profits.

In summary, companies use the FUT Registry to maintain control over the profits they generate that have not been distributed to the owners and the relevant credits associated with such profits.

28.4	Income tax and deferred taxes

Assets and liabilities recognized in the Statement of financial position are offset if and only if:

1	The Company has legally recognized before the right the tax authority to offset the amounts recognized in these entries; and

2	Deferred income tax assets and liabilities are derived from income tax related to the same tax authority on:

(i)	the same entity or tax subject; or

(ii)	different entities or tax subjects who intend either to settle current fiscal assets and liabilities for their net amount, or to realize assets and pay liabilities simultaneously in each of the future periods in which the Company expects to settle or recover significant amounts of deferred tax assets or liabilities.

F-195

Note 28 - Income tax and deferred taxes (continued)

28.4	Income tax and deferred taxes, continued

Deferred income tax assets recognized are those income taxes to be recovered in future periods, related to:

(a) deductible temporary differences;

(b) the offset of losses obtained in prior periods and not yet subject to tax deduction; and

(c) the offset of unused credits from prior periods.

The Company recognizes a deferred tax asset when there is certainty that these can be offset with tax income from subsequent periods, losses or fiscal credits not yet used, but solely as long as it is more likely than not that there will be tax earnings in the future against which to charge to these losses or unused fiscal credits.

Deferred tax liabilities recognized refer to the amounts of income taxes payable in future periods related to taxable temporary differences

d.1	Income tax assets and liabilities as of June 30, 2014 are detailed as follows:

	Net position, assets		Net position, liabilities
	Assets	Liabilities	Assets	Liabilities
Description of deferred income tax assets and liabilities	ThUS$	ThUS$	ThUS$	ThUS$
Depreciation	-	-	-	168,581
Doubtful accounts impairment	78	-	7,374	-
Accrued vacations	-	-	3,177	-
Manufacturing expenses	-	-	-	65,658
Unrealized gains (losses) from sales of products	-	-	68,963	-
Fair value of bonds	-	-	-	352
Severance indemnity	-	-	-	4,609
Hedging	-	-	1,129	-
Inventory of products, spare parts and supplies	58	-	19,266	-
Research and development expenses	-	-	-	7,122
Tax losses	-	-	4,994	-
Capitalized interest	-	-	-	21,617
Expenses in assumption of bank loans	-	-	-	2,685
Unaccrued interest	-	-	59	-
Fair value of property, plant and equipment	-	-	-	601
Employee benefits	-	-	2,034	-
Royalty deferred income taxes	-	-	-	7,645
Provision for lawsuits and legal expenses	-	-	2,878	-
Provision for investment plan	-	-	6,707	-
Provision of fines and crushing site closure	-	-	1,625	-
Other	376	-	-	49
Balance to date	512	-	118,206	278,919
Net balance	512	-	-	160,713

F-196

Note 28 - Income tax and deferred taxes (continued)

28.4	Income tax and deferred taxes, continued

d.2	Income tax assets and liabilities as of December 31, 2013 are detailed as follows

	Net position, assets		Net position, liabilities
	Assets	Liabilities	Assets	Liabilities
Description of deferred income tax assets and liabilities	ThUS$	ThUS$	ThUS$	ThUS$
Depreciation	-	-	-	162,378
Doubtful accounts impairment	-	-	7,030	-
Accrued vacations	-	-	3,566	-
Manufacturing expenses	-	-	-	66,759
Unrealized gains (losses) from sales of products	-	-	84,711	-
Fair value of bonds	-	-	661	-
Severance indemnity	-	-	-	4,628
Hedging	-	-	-	5,261
Inventory of products, spare parts and supplies	1	-	20,828	-
Research and development expenses	-	-	-	7,018
Tax losses	-	-	468	-
Capitalized interest	-	-	-	21,759
Expenses in assumption of bank loans	-	-	-	2,917
Unaccrued interest	-	-	39	-
Fair value of property, plant and equipment	-	-	-	603
Employee benefits	-	-	381	-
Royalty deferred income taxes	-	-	-	7,923
Purchase of intangible assets	-	-	-	235
Provision for lawsuits and legal expenses	-	-	1,878	-
Provision for investment plan	-	-	4,225	-
Provision of fines and crushing site closure	-	-	1,600	-
Other	530	-	-	201
Balance to date	531	-	125,387	279,682
Net balance	531	-	-	154,295

F-197

Note 28 - Income tax and deferred taxes (continued)

28.4	Income tax and deferred taxes, continued
d.3	Reconciliation of changes in deferred tax liabilities (assets) as of June 30, 2014

	Deferred tax liabilities (assets) at the beginning of the period	Deferred tax expense (income) recognized in profit or loss	Deferred tax related to items credited (debited) directly to equity	Total increase (decrease) of deferred tax liabilities (assets)	Deferred tax liabilities (assets) at the end of the period
Depreciation	162,378	6,203	-	6,203	168,581
Doubtful accounts impairment	(7,030)	(422)	-	(422)	(7,452)
Accrued vacations	(3,566)	389	-	389	(3,177)
Manufacturing expenses	66,759	(1,101)	-	(1,101)	65,658
Unrealized gains (losses) from sales of products	(84,711)	15,748	-	15,748	(68,963)
Fair value of bonds	(661)	-	1,013	1,013	352
Severance indemnity	4,628	(19)	-	(19)	4,609
Hedging	5,261	(6,390)	-	(6,390)	(1,129)
Inventory of products, spare parts and supplies	(20,829)	1,505	-	1,505	(19,324)
Research and development expenses	7,018	104	-	104	7,122
Capitalized interest	21,759	(142)	-	(142)	21,617
Expenses in assumption of bank loans	2,917	(232)	-	(232)	2,685
Unaccrued interest	(39)	(20)	-	(20)	(59)
Fair value of property, plant and equipment	603	(2)	-	(2)	601
Employee benefits	(381)	(1,653)	-	(1,653)	(2,034)
Royalty deferred income taxes	7,923	(278)	-	(278)	7,645
Unused tax losses	(468)	(4,526)	-	(4,526)	(4,994)
Purchase of intangible assets	235	(235)	-	(235)	-
Provision for lawsuits and legal expenses	(1,878)	(1,000)	-	(1,000)	(2,878)
Provision for investment plan	(4,225)	(2,482)	-	(2,482)	(6,707)
Provision of fines and crushing site closure	(1,600)	(25)	-	(25)	(1,625)
Other ID	(329)	2	-	2	(327)
Total temporary differences, losses and unused fiscal credits	153,764	5,424	1,013	6,437	160,201

F-198

Note 28 - Income tax and deferred taxes (continued)

28.4	Income tax and deferred taxes, continued
d.3	Reconciliation of changes in deferred tax liabilities (assets) as of December 31, 2013

	Deferred tax liabilities (assets) at the beginning of the period	Deferred tax expense (income) recognized in profit or loss	Deferred tax related to items credited (debited) directly to equity	Total increase (decrease) of deferred tax liabilities (assets)	Deferred tax liabilities (assets) at the end of the period
Depreciation	145,251	17,127	-	17,127	162,378
Doubtful accounts impairment	(5,807)	(1,223)	-	(1,223)	(7,030)
Accrued vacations	(3,971)	405	-	405	(3,566)
Manufacturing expenses	60,160	6,599	-	6,599	66,759
Unrealized gains (losses) from sales of products	(105,879)	21,168	-	21,168	(84,711)
Fair value of bonds	(3,684)	-	3,023	3,023	(661)
Severance indemnity	4,483	145	-	145	4,628
Hedging	22,890	(17,629)	-	(17,629)	5,261
Inventory of products, spare parts and supplies	(15,027)	(5,802)	-	(5,802)	(20,829)
Research and development expenses	4,917	2,101	-	2,101	7,018
Capitalized interest	20,449	1,310	-	1,310	21,759
Expenses in assumption of bank loans	2,243	674	-	674	2,917
Unaccrued interest	(215)	176	-	176	(39)
Fair value of property, plant and equipment	2,743	(2,140)	-	(2,140)	603
Employee benefits	(2,027)	1,646	-	1,646	(381)
Royalty deferred income taxes	8,430	(507)	-	(507)	7,923
Unused tax losses	(3,243)	2,775	-	2,775	(468)
Purchase of intangible assets	-	235	-	235	235
Provision for lawsuits and legal expenses	(1,823)	(55)	-	(55)	(1,878)
Provision for investment plan	(2,487)	(1,738)	-	(1,738)	(4,225)
Provision of fines and crushing site closure	(745)	(855)	-	(855)	(1,600)
Other	(1,436)	1,107	-	1,107	(329)
Total temporary differences, losses and unused fiscal credits	125,222	25,519	3,023	28,542	153,764

F-199

Note 28 - Income tax and deferred taxes (continued)

28.4	Income tax and deferred taxes, continued

d.4	Deferred taxes related to benefits for tax losses

The Company’s tax loss carryforwards (NOL carryforwards) were mainly generated by losses in Chile, which in accordance with current Chilean tax regulations have no expiration date.

As of June 30, 2014 and December 31, 2013, tax loss carryforwards (NOL carryforwards) are detailed as follows:

	6/30/2014	12/31/2013
	ThUS$	ThUS$

Chile	4,388	468
Other countries	-	-

Total	4,388	468

Tax losses as of June 30 correspond mainly to Servicios Integrales de Tránsitos y Transferencias S.A., Exploraciones Mineras S.A. e Isapre Norte Grande Ltda.

d.5	Unrecognized deferred income tax assets and liabilities

Unrecognized deferred tax assets and liabilities as of June 30, 2014 and December 31, 2013 are as follows:

	6/30/2014	12/31/2013
	ThUS$	ThUS$
	Assets (liabilities)	Assets (liabilities)

Tax losses (NOL’s)	139	139
Doubtful accounts impairment	81	81
Inventory impairment	1,020	1,020
Pensions plan	(536)	(536)
Accrued vacations	29	29
Depreciation	(57)	(57)
Other	(19)	(19)

Balances to date	657	657

Tax losses mainly relate to the United States, and they expire in 20 years.

F-200

Note 28 - Income tax and deferred taxes (continued)

28.4	Income tax and deferred taxes, continued

d.6	Movements in deferred tax assets and liabilities

Movements in deferred tax assets and liabilities as of June 30, 2014 and December 31, 2013 are detailed as follows:

	6/30/2014	12/31/2013
	ThUS$	ThUS$
	Liabilities	Liabilities
	(assets)	(assets)

Deferred tax assets and liabilities, net opening balance	153,764	125,222
Increase (decrease) in deferred taxes in profit or loss	5,424	25,519
Tax Recovery of first category credit absorbed by tax losses	-	-
Increase (decrease) in deferred taxes in equity	1,013	3,023

Balances to date	160,201	153,764

d.7	Disclosures on income tax expense (income)

The Company recognizes current tax and deferred taxes as income or expenses, and they are included in profit or loss, unless they arise from:

(a)	a transaction or event recognized in the same period or in a different period, outside profit or loss either in other comprehensive income or directly in equity; or

(b)	a business combination

F-201

Note 28 - Income tax and deferred taxes (continued)

28.4	Income tax and deferred taxes, continued

Current and deferred tax expenses (income) are detailed as follows:

	6/30/2014	6/30/2013
	ThUS$	ThUS$
	Income	Income
	(expenses)	(expenses)

Current income tax expense
Current income tax expense	(53,332)	(77,587)
Adjustments to prior year current income tax	1,050	2,964

Current income tax expense, net, total	(52,282)	(74,623)

Deferred tax expense
Deferred tax expense (income) relating to the creation and reversal of temporary differences	(5,424)	(5,524)
Deferred tax expense (income) relating changes in tax rates or the application of new taxes	-	-
Deferred tax expense, net, total	(5,424)	(5,524)

Tax expense (income)	(57,706)	(80,147)

Tax expenses (income) for foreign and domestic parties are detailed as follows:

	6/30/2014	6/30/2013
	ThUS$	ThUS$
	Income	Income
	(expenses)	(expenses)

Current income tax expense by foreign and domestic parties, net
Current income tax expense, foreign parties, net	(2,920)	(1,971)
Current income tax expense, domestic, net	(49,362)	(72,652)

Current income tax expense, net, total	(52,282)	(74,623)

Deferred tax expense by foreign and domestic parties, net
Deferred tax expense, foreign parties, net	(23)	(302)
Deferred tax expense, domestic, net	(5,401)	(5,222)

Deferred tax expense, net, total	(5,424)	(5,524)

Income tax expense	(57,706)	(80,147)

F-202

Note 28 - Income tax and deferred taxes (continued)

28.4	Income tax and deferred taxes, continued

d.8	Equity interest in taxation attributable to equity-accounted investees

The Company does not recognize any deferred tax liability in all cases of taxable temporary differences associated with investments in subsidiaries, branches and associated companies or interest in joint ventures, because as indicated in the standard, the following two conditions are jointly met

(a)	the parent, investor or interest holder is able to control the time for reversal of the temporary difference; and

(b)	It is more likely than not that the temporary difference is not reversed in the foreseeable future.

In addition, the Company does not recognize deferred income tax assets for all deductible temporary differences from investments in subsidiaries, branches and associated companies or interests in joint ventures because it is not possible to meet for the following requirements:

(a)	Temporary differences are reversed in a foreseeable future; and

(b)	The Company has tax earnings, against which temporary differences can be used.

d.9	Disclosures on the tax effects of other comprehensive income components:

	6/30/2014
		ThUS$
Income tax related to components of other income and expense with a charge or credit to net equity	Amount before taxes (expense) gain	(Expense) income for income taxes	Amount after taxes
Cash flow hedge	5,210	(1,013)	4,197

Total	5,210	(1,013)	4,197

	6/30/2013
		ThUS$
Income tax related to components of other income and expense with a charge or credit to net equity	Amount before taxes (expense) gain	(Expense) income for income taxes	Amount after taxes

Cash flow hedge	11,949	(2,390)	9,559

Total	11,949	(2,390)	9,559

F-203

Note 28 - Income tax and deferred taxes (continued)

28.4	Income tax and deferred taxes, continued

d.10	Explanation of the relationship between expense (income) for tax purposes and accounting income.

In accordance with paragraph No. 81, letter c) of IAS 12, the Company has estimated that the method that discloses more significant information for the users of its financial statements is the reconciliation of tax expense (income) to the result of multiplying income for accounting purposes by the tax rate in force in Chile. This option is based on the fact that the Parent and its subsidiaries incorporated in Chile generate almost the total amount of tax expense (income) and the fact that amounts of subsidiaries incorporated in foreign countries have no relevant significance within the context of the total amount of tax expense (income.)

Reconciliation of numbers in income tax expenses (income) and the result of multiplying financial gain by the rate prevailing in Chile

	6/30/2014	6/30/2013
	ThUS$	ThUS$
	Income (expense)	Income (expense)

Consolidated income before taxes	211,550	341,787
Income tax rate in force in Chile	20%	20%

Tax expense using the legal rate	(42,310)	(68,357)
Effect of royalty tax expense	(5,297)	(6,895)
Tax effect of non-taxable revenue	2,379	2,980
Effect of taxable rate of non-deductible expenses for determination of taxable income (loss)	(1,013)	(1,106)
Tax effect of tax rates supported abroad	1,787	(4,258)
Effect on the tax rate arising from changes in the tax rate	-	-
Other tax effects from the reconciliation between the accounting income and tax expense (income)	(13,252)	(2,511)
Tax expense using the effective rate	(57,706)	(80,147)

F-204

Note 28 - Income tax and deferred taxes (continued)

28.4	Income tax and deferred taxes, continued

d.11	Tax periods potentially subject to verification:

The Group’s Companies are potentially subject to income tax audits by tax authorities in each country. These audits are limited to a number of interim tax periods, which, in general, when they elapse, give rise to the expiration of these inspections.

Tax audits, due to their nature, are often complex and may require several years. Below, we provide a summary of tax periods that are potentially subject to verification, in accordance with tax regulations in force in the country of origin:

a)	Chile:

According to article 200 of Decree Law No. 830, the tax authority shall review for any deficiencies in its settlement and taxes turn giving rise, by applying a requirement of 3 years term from the expiration of the legal deadline when payment should have been made. Besides, this requirement was extended to 6 years term for the revision of taxes subject to declaration, when such declaration was not been filed or has been presented maliciously false.

b)	United States

In the United States, the tax authority may review tax returns for up to 3 years from the expiration date of the tax return. In the event that an omission or error is detected in the tax return of sales or cost of sales, the review can be extended for a period of up to 6 years.

c)	Mexico:

In Mexico, the tax authority can review tax returns up to 5 years from the expiration date of the tax return.

d)	Spain:

In Spain, the tax authority can review tax returns up to 4 years from the expiration date of the tax return.

e)	Belgium:

In Belgium, the tax authority may review tax returns for up to 3 years from the expiration date of the tax return if no tax losses exist. In the event of detecting an omission or error in the tax return, the review can be extended for a period of up to 5 years.

f)	South Africa:

In South Africa, the tax authority may review tax returns for up to 3 years from the expiration date of the tax return. In the event an omission or error in the tax return is detected, the review can be extended for a period of up to 5 years.

F-205

Note 29 - Disclosures on the effects of fluctuations in foreign currency exchange rates

Assets held in foreign currency subject to fluctuations in exchange rates are detailed as follows:

		6/30/2014	12/31/2013
Class of asset	Currency	ThUS$	ThUS$
Current assets:
Cash and cash equivalents	ARS	91	-
Cash and cash equivalents	BRL	723	73
Cash and cash equivalents	CLP	92,854	25,391
Cash and cash equivalents	CNY	1,677	384
Cash and cash equivalents	EUR	9,936	9,230
Cash and cash equivalents	GBP	6	14
Cash and cash equivalents	IDR	1,693	4
Cash and cash equivalents	INR	1,386	7
Cash and cash equivalents	MXN	2	428
Cash and cash equivalents	PEN	2	2
Cash and cash equivalents	THB	5	2,161
Cash and cash equivalents	YEN	-	1.435
Cash and cash equivalents	ZAR	3.282	7.229
Subtotal cash and cash equivalents		111,657	46,358
Other current financial assets	CLP	276,447	108,892
Subtotal other current financial assets		276,447	108,892
Other current non-financial assets	ARS	3	21
Other current non-financial assets	AUD	-	95
Other current non-financial assets	BRL	824	1
Other current non-financial assets	CLF	24	75
Other current non-financial assets	CLP	14,177	25,814
Other current non-financial assets	CNY	4	33
Other current non-financial assets	EUR	5,612	5,383
Other current non-financial assets	AED	-	-
Other current non-financial assets	INR	172	-
Other current non-financial assets	MXN	-	793
Other current non-financial assets	PEN	-	3
Other current non-financial assets	THB	22	13
Other current non-financial assets	ZAR	634	801
Subtotal other current non-financial assets		21,472	33,032
Trade and other receivables	ARS	71	-
Trade and other receivables	AUD	43	-
Trade and other receivables	BRL	560	32
Trade and other receivables	CLF	684	507
Trade and other receivables	CLP	94,600	50,112
Trade and other receivables	CNY	-	9
Trade and other receivables	EUR	39,182	31,975
Trade and other receivables	GBP	-	261
Trade and other receivables	MXN	92	240
Trade and other receivables	PEN	-	92
Trade and other receivables	THB	223	1,823
Trade and other receivables	INR	22	-
Trade and other receivables	ZAR	22,213	14,742
Subtotal trade and other receivables		157,690	99,793
Receivables from related parties	AED	-	379
Receivables from related parties	CLP	142	517
Receivables from related parties	EUR	3,074	845
Receivables from related parties	YEN	121	197
Receivables from related parties	ZAR	3,501	9,157
Subtotal receivables from related parties		6,838	11,095
Current tax assets	AUD	42	-
Current tax assets	CLP	719	1,033
Current tax assets	EUR	110	75
Current tax assets	ZAR	42	-
Current tax assets	MXN	787	230
Current tax assets	PEN	-	267
Subtotal current tax assets		1,700	1,605
Total current assets		575,804	300,775

F-206

Note 29 - Disclosures on the effects of fluctuations in foreign currency exchange rates (continued)

		6/30/2014	12/31/2013
Class of asset	Currency	ThUS$	ThUS$
Non-current assets:
Other non-current financial assets	BRL	30	27
Other non-current financial assets	CLP	20	20
Other non-current financial assets	YEN	46	45
Subtotal other non-current financial assets		96	92
Other non-current non-financial assets	BRL	205	191
Other non-current non-financial assets	CLP	776	758
Subtotal other non-current non-financial assets		981	949
Non-current rights receivable	CLF	489	465
Non-current rights receivable	CLP	1,066	818
Subtotal non-current rights receivable		1,555	1,283
Equity-accounted investees	AED	25,588	24,215
Equity-accounted investees	CLP	1,413	1,649
Equity-accounted investees	IDR	859	802
Equity-accounted investees	EUR	8,438	7,924
Equity-accounted investees	INR	-	-
Equity-accounted investees	THB	1,944	1,876
Equity-accounted investees	TRY	14,416	15,336
Subtotal equity-accounted investees		52,658	51,802
Intangible assets other than goodwill	CLP	462	507
Intangible assets other than goodwill	CNY	2	3
Subtotal intangible assets other than goodwill		464	510
Property, plant and equipment	CLP	4,171	5,633
Subtotal property, plant and equipment		4,171	5,633
Total non-current assets		59,925	60,269
Total assets		635,729	361,044

F-207

Note 29 - Disclosures on the effects of fluctuations in foreign currency exchange rates (continued)

Liabilities held in foreign currencies are detailed as follows:

		6/30/2014			12/31/2013
Class of liability	Currency	Up to 90 days ThUS$	Over 90 days up to 1 year ThUS$	Total ThUS$	Up to 90 days ThUS$	Over 90 days up to 1 year ThUS$	Total ThUS$
Current liabilities
Other current financial liabilities	CLF	5,361	6,577	11,938	1,455	77,866	79,321
Other current financial liabilities	CLP	-	-	-	-	141,704	141,704
Subtotal other current financial liabilities		5,361	6,577	11,938	1,455	219,570	221,025
Trade and other payables	ARS	-	-	-	3	-	3
Trade and other payables	BRL	59	-	59	64	-	64
Trade and other payables	CHF	-	-	-	1	-	1
Trade and other payables	CLP	52,804	598	53,402	55,785	26,224	82,009
Trade and other payables	CNY	31	-	31	117	-	117
Trade and other payables	EUR	11,198	-	11,198	18,654	-	18,654
Trade and other payables	GBP	1	-	1	6	-	6
Trade and other payables	INR	-	-	-	1	-	1
Trade and other payables	MXN	2,961	11	2,972	485	-	485
Trade and other payables	PEN	3	-	3	3	-	3
Trade and other payables	YEN	-	-	-	-	-	-
Trade and other payables	ZAR	1	2,617	2,618	2,517	-	2,517
Subtotal trade and other payables		67,058	3,226	70,284	77,636	26,224	103,860
Other current provisions	ARS	-	-	-	62	-	62
Other current provisions	BRL	-	-	-	821	595	1,416
Other current provisions	CLP	-	-	-	6	-	6
Other current provisions	EUR	7	-	7	7	-	7
Other current provisions	INR	-	-	-	1	-	1
Subtotal other current provisions		7	-	7	897	595	1,492
Current tax liabilities	INR	-	-	-	-	-	-
Current tax liabilities	BRL	-	-	-	-	-	-
Current tax liabilities	CLP	-	-	-	-	33	33
Current tax liabilities	CNY	-	-	-	-	-	-
Current tax liabilities	EUR	-	1,541	1,541	-	1,553	1,553
Current tax liabilities	MXN	-	-	-	-	-	-
Current tax liabilities	ZAR	-	-	-	-	-	-
Subtotal current tax liabilities		-	1,541	1,541	-	1,586	1,586
Current provisions for employee benefits	CLP	5,625	9,004	14,629	24,172	-	24,172
Current provisions for employee benefits	MXN	36	71	107	156	-	156
Subtotal current provisions for employee benefits		5,661	9,075	14,736	24,328	-	24,328

F-208

Note 29 - Disclosures on the effects of fluctuations in foreign currency exchange rates (continued)

		06/30/2014			12/31/2013
Class of liability	Currency	Up to 90 days ThUS$	Over 90 days up to 1 year ThUS$	Total ThUS$	Up to 90 days ThUS$	Over 90 days up to 1 year ThUS$	Total ThUS$
Other current non-financial liabilities	BRL	2	2	4	55	-	55
Other current non-financial liabilities	CLP	7,163	4,318	11,481	7,055	19,922	26,977
Other current non-financial liabilities	CNY	868	-	868	18	-	18
Other current non-financial liabilities	EUR	224	-	224	2,442	-	2,442
Other current non-financial liabilities	MXN	317	48	365	720	62	782
Other current non-financial liabilities	AUD	70	-	70	-	-	-
Other current non-financial liabilities	PEN	-	-	-	70	-	70
Other current non-financial liabilities	THD	-	-	-	-	-	-
Other current non-financial liabilities	ZAR	15	-	15	8	-	8
Subtotal other current non-financial liabilities		8,659	4,368	13,027	10,368	19,984	30,352
Total current liabilities		86,746	24,787	111,533	114,684	267,959	382,643

F-209

Note 29 - Disclosures on the effects of fluctuations in foreign currency exchange rates (continued)

		6/30/2014
Class of liabilities	Currency	Over 1 year up to 2 years ThUS$	Over 2 years up to 3 years ThUS$	Over 3 years up to 4 years ThUS$	Over 4 years up to 5 years ThUS$	Over 5 years ThUS$	Total ThUS$
Non-current liabilities
Other non-current financial liabilities	CLF	6,334	49,595	6,368	6,384	284,265	352,946
Other non-current financial liabilities	CLP	-	-	-	-	-	-
Subtotal other non-current financial liabilities		6,334	49,595	6,368	6,384	284,265	352,946
Deferred tax liabilities	CLP	-	-	-	-	-	-
Deferred tax liabilities	MXN	-	-	-	-	-	-
Subtotal deferred tax liabilities		-	-	-	-	-	-
Non-current provisions for employee benefits	CLP	-	-	-	-	29,013	29,013
Non-current provisions for employee benefits	MXN	-	-	-	-	139	139
Non-current provisions for employee benefits	YEN	-	-	-	-	513	513
Subtotal non-current provisions for employee benefits		-	-	-	-	29,665	29,665
Total non-current liabilities		6,334	49,595	6,368	6,384	313,930	382,611

		12/31/2013
Class of liabilities	Currency	Over 1 year up to 2 years ThUS$	Over 2 years up to 3 years ThUS$	Over 3 years up to 4 years ThUS$	Over 4 years up to 5 years ThUS$	Over 5 years ThUS$	Total ThUS$
Non-current liabilities
Other non-current financial liabilities	CLF	6,471	6,488	50,648	6,521	293,841	363,969
Other non-current financial liabilities	CLP	-	-	-	-	-	-
Subtotal other non-current financial liabilities		6,471	6,488	50,648	6,521	293,841	363,969
Deferred tax liabilities	CLP	-	-	-	-	-	-
Deferred tax liabilities	MXN	-	-	-	-	-	-
Subtotal deferred tax liabilities		-	-	-	-	-	-
Non-current provisions for employee benefits	CLP	-	-	-	-	28,532	28,532
Non-current provisions for employee benefits	MXN	-	-	-	-	131	131
Non-current provisions for employee benefits	YEN	-	-	-	-	494	494
Subtotal non-current provisions for employee benefits		-	-	-	-	29,157	29,157
Total non-current liabilities		6,471	6,488	50,648	6,521	322,998	393,126

F-210

Note 30 – Mineral resource exploration and evaluation expenditure

Because of the nature of the operations of Sociedad Química y Minera de Chile S.A. and its subsidiaries and the type of exploration they conduct which is different than other mining businesses where the exploration process results in significant time, the exploration and process and the definition of the economic feasibility occurs normally within the year. Accordingly, although expenditure is initially capitalized, it could be recognized in profit or loss for the same year should there be no technical and commercial feasibility. This results in having no significant expenditure that have no feasibility study at the end of the year.

Prospecting expenditure can be found in 4 different stages: execution, economically feasible, not economically feasible and under exploitation:

1.	Execution: prospecting expenditure which are under execution and accordingly there is no yet a definition as to its economic feasibility are classified in the caption property, plant and equipment. As of June 30, 2014 and December 31, 2013, the balance amounts to ThUS$23,711 and ThUS$ 28,568, respectively.

2.	Economically feasible: prospecting expenditure, which upon completion, has been concluded to be economically feasible is classified in the caption non-current assets in other non-current non-financial assets. As of June 30, 2014 and December 31, 2013, the balance amounts to ThUS$ 32,184 and ThUS$ 33,388 respectively.

3.	Not economically feasible: Prospecting expenditure, which upon completion it has been concluded that are not economically feasible are recorded in profit or loss: as of June 30, 2014 and June 30, 2013, the balance amounts to ThUS$1,191 and ThUS$1,329, respectively.

4.	Under exploitation: Prospecting expenditure under exploitation is classified in the caption current assets in current inventories. These are amortized considering the exploited material. As of June 30, 2014 and December 31, 2013, the balance amounts to ThUS$2,038 and ThUS$ 630, respectively.

For the amount of capitalized expenditure, the total amount disbursed in exploration and evaluation of mineral resources for the six months ended June 30, 2014 ThUS$5,098, and correspond to non-metallic projects. Such expenditure mainly correspond to studies, either topographical, geological, exploratory drilling, sampling, among others.

With respect to this expenditure, the Company has defined classifying it in accordance with IFRS 6.9:

For exploration expenditure where the mineral has low ore grade that is not economically exploitable, it is debited directly to profit or loss.

If studies determine that the ore grade is economically exploitable, it is classified in other non-current assets in the caption stain development and prospecting expenses and at the time of making the decision for exploiting the zone it is classified in the caption inventories as part of the cost of raw materials required for production purposes.

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Note 31 – Events occurred after the reporting date

31.1	Authorization of the financial statements

The consolidated financial statements of Sociedad Química y Minera de Chile S.A. and subsidiaries prepared in accordance with International Financial Reporting Standards for the period ended June 30, 2014 were approved and authorized for issuance by the Board of Directors at their meeting held on August 26, 2014.

31.2	Disclosures on events occurring after the reporting date

On July 7, 2014, at the Extraordinary Shareholders’ Meeting, the shareholders agreed to partially modify the current “2014 Dividends Policy of Sociedad Química y Minera de Chile S.A.”. This was informed at the General Annual Ordinary Shareholders Meeting held on April 25, 2014 with the main purpose of incorporating in such “Policy” the payment of a possible dividend of ThCh$230,000 equivalent to US$0.87387 per share. This will be distributed during the course of 2014 with a charge to retained earnings and, if applicable, it will be paid in its equivalent amount in Chilean pesos per “Observed US Dollar” exchange rate or “US Dollar” exchange rate, as published in the Official Gazette on such date.

Management is not aware of any other significant subsequent events occurred between June 30, 2014 and the date of issuance of these financial statements that may affect them significantly.

31.3	Detail of dividends declared after the reporting date

At the date of these financial statements, there are no dividends declared after the balance sheet date.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHEMICAL AND MINING COMPANY OF CHILE INC.
(Registrant)

Date: October 22, 2014

By:	/s/ Ricardo Ramos

Chief Financial Officer & Business Development SVP

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